FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 001-14554

Banco Santander-Chile
Santander-Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item

1.	Interim Report for the Nine-Month Period Ended September 30, 2011

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made statements in this report on Form 6-K that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions the Private Securities Litigation Reform Act of 1995. These statements appear throughout this report and include statements regarding our intent, belief or current expectations regarding:

•	asset growth and alternative sources of funding

•	growth of our fee-based business

•	financing plans

•	impact of competition

•	impact of regulation

•	exposure to market risks including:

•	interest rate risk

•	foreign exchange risk

•	equity price risk

•	projected capital expenditures

•	liquidity

•	trends affecting:

•	our financial condition

•	our results of operation

The sections of this report which contain forward-looking statements include, without limitation, “Item 1: Key Information–Risk Factors,” “Item 3: Operating and Financial Review and Prospects,” “Item 5: Financial Information–Legal Proceedings,” and “Item 9: Quantitative and Qualitative Disclosures About Market Risk.” Our forward-looking statements also may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “could,” “may,” “seeks,” “aim,” “combined,” “estimates,” “probability,” “risk,” “VaR,” “target,” “goal,” “objective,” “future” or similar expressions.

You should understand that the following important factors, in addition to those discussed elsewhere in this report and in the documents which are incorporated by reference, could affect our future results and could cause those results or other outcomes to differ materially from those expressed in our forward-looking statements:

•	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Chilean companies

•	changes in economic conditions

•	the monetary and interest rate policies of the Banco Central de Chile (the “Central Bank”)

•	inflation

•	deflation

•	unemployment

•	increases in defaults by our customers

•	decreases in deposits, customer loss or revenue loss

•	unanticipated turbulence in interest rates

•	movements in foreign exchange rates

•	movements in equity prices or other rates or prices

•	changes in Chilean and foreign laws and regulations

•	changes in taxes

•	competition, changes in competition and pricing environments

•	our inability to hedge certain risks economically

•	the adequacy of loss allowances

•	technological changes

•	changes in consumer spending and saving habits

•	increased costs

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms

•	changes in, or failure to comply with, banking regulations

•	our ability to successfully market and sell additional services to our existing customers

•	disruptions in client service

•	natural disasters

•	implementation of new technologies

•	an inaccurate or ineffective client segmentation model

You should not place undue reliance on such statements, which speak only as of the date at which they were made. The forward-looking statements contained in this document speak only as of the date of this report, and we do not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CERTAIN TERMS AND CONVENTIONS

As used in this report on Form 6-K, “Santander-Chile”, “the Bank”, “we,” “our” and “us” or similar terms refer to Banco Santander Chile together with its consolidated subsidiaries.

When we refer to “Santiago” in this report, we refer to Banco Santiago and its consolidated subsidiaries prior to its merger with Old Santander-Chile. When we refer to “Old Santander-Chile” in this report, we refer to the former Banco Santander-Chile, which ceased to exist upon its merger into Santiago, effected on August 1, 2002, and its consolidated subsidiaries.

When we refer to “Banco Santander Spain” or “Santander Spain”, we refer to our parent company, Banco Santander, S.A.

As used in this report, the term “billion” means one thousand million (1,000,000,000).

In this report, references to “$”, “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month. See “Item 3: Operating and Financial Review and Prospects”.

In this report, references to the Audit Committee are to the Bank’s Comité de Directores y Auditoría.

In this report, references to “BIS” are to the Bank for International Settlement, and references to “BIS ratio” are to the capital adequacy ratio as calculated in accordance with the Basel Capital Accord.

PRESENTATION OF FINANCIAL INFORMATION

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and has prepared its unaudited condensed consolidated interim financial statements included in this report in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

As required by local regulations, our locally filed condensed consolidated financial statements have been prepared in accordance with accounting principles issued by the Superintendency of Banks and Financial Institutions (“Chilean Bank GAAP” and the “SBIF,” respectively). The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions.  Therefore, our locally filed consolidated interim financial statements have been adjusted for inclusion herein according to IAS 34: Interim Financial Reporting in order to comply with the requirements of the Securities and Exchange Commission (the “SEC”). For further details on the main differences between Chilean Bank GAAP and IFRS, see Item 3: A. Operating and Financial Review and Prospects—Accounting Standards Applied in 2011.

The notes to the unaudited condensed consolidated interim financial statements contain information in addition to that presented in the Unaudited Condensed Consolidated Interim Statement of Financial Position, Unaudited Condensed Consolidated Interim Statement of Income, Unaudited Condensed Consolidated Interim Statement of Comprehensive Income, Unaudited Condensed Consolidated Interim Statement of Changes in Equity and Unaudited Condensed Consolidated Interim Statement of Cash Flows. The notes provide narrative descriptions or details of these financial statements.

The unaudited condensed consolidated interim financial statements included in this report on Form 6-K have been prepared from accounting records maintained by the Bank and its subsidiaries.

We have formatted our financial information according to the classification format for banks used in Chile. We have not reclassified the line items to comply with Article 9 of Regulation S-X.  Article 9 is a regulation of the SEC that contains classification requirements for bank holding company financial statements.

Functional and Presentation currency

The Chilean peso is the currency of the primary economic environment in which the Bank operates and the currency which influences its structure of costs and revenues. As such, in accordance with International Standard 21 —The Effects of Changes in Foreign Exchange Rates, the Chilean peso has been defined as the functional and presentation currency.  Accordingly, all balances and transactions denominated in currencies other than the Chilean peso are treated as “foreign currency.”

For presentation purposes we have translated millions of Chilean pesos (Ch$ million) into thousands of US dollars (ThUS$) using the rate as indicated below under “Exchange Rates,” for the Unaudited Condensed

Consolidated Interim Statement of Financial Position, Unaudited Condensed Consolidated Interim Statement of Income, Unaudited Condensed Consolidated Interim Statement of Comprehensive Income, Unaudited Condensed Consolidated Interim Statement of Changes in Equity and Unaudited Condensed Consolidated Interim Statement of Cash Flow for the nine-month periods ended as of September 30, 2011 and 2010.

Loans

Unless otherwise specified, all references herein (except in the Unaudited Condensed Consolidated Interim Financial Statements) to loans are to loans and financial leases before deduction for loan loss allowance, and, except as otherwise specified, all market share data presented herein are based on information published periodically by the SBIF. Non-performing loans include loans for which principal or interest is overdue by more than 90 days, and do not accrue interest. Restructured loans for which no payments are overdue are not ordinarily classified as non-performing loans but do not accrue interest.

According to the IFRS, a loan is evaluated on each financial statement reporting date to determine whether objective evidence of impairment exists.  A loan will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after the initial recognition of the loan, and such event or events have an impact on the estimated future cash flows of such loan that can be reliably estimated. It may not be possible to identify a single event that was the individual cause of the impairment.

An impairment loss relating to a loan is calculated as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows, discounted at the effective interest rate computed at initial recognition.

Individually significant loans are individually tested for impairment. The remaining financial assets are evaluated collectively in groups with similar credit risk characteristics.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. In the case of loans recorded at amortized cost, the reversal is recorded in income.

Outstanding loans and the related percentages of our loan portfolio consisting of corporate and consumer loans in the section entitled “Item 2: C. Business Overview” are categorized based on the nature of the borrower. Outstanding loans and related percentages of our loan portfolio consisting of corporate and consumer loans in the section entitled “Item 3: E. Selected Statistical Information” are categorized in accordance with the reporting requirements of the SBIF, which are based on the type and term of loans. This disclosure is consistent with IFRS.

Effect of Rounding

Certain figures included in this report and in the Unaudited Condensed Consolidated Interim Financial Statements have been rounded up for ease of presentation. Percentage figures included in this report have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this report may vary from those obtained by performing the same calculations using the figures in the Unaudited Condensed Consolidated Interim Financial Statements. Certain other amounts that appear in this report may not sum due to rounding.

Economic and Market Data

In this report, unless otherwise indicated, all macroeconomic data related to the Chilean economy is based on information published by the Central Bank, and all market share and other data related to the Chilean financial system is based on information published by the SBIF and our analysis of such information. Information regarding the consolidated risk index of the Chilean financial system as a whole is not available.

Exchange Rates

This report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Chilean peso amounts actually represent such U.S. dollar amounts, were converted from U.S. dollars at the rate indicated in preparing the Unaudited Condensed Consolidated Interim Financial Statements, could be converted into U.S. dollars at the rate indicated, were converted or will be converted at all.

Unless otherwise indicated, all the U.S. dollar amounts at any period end, for any period have been translated from Chilean pesos based on the interbank market rate published by Reuters at 1:30 pm on the last business day of the period. On December 31, 2010, and September 30, 2011, the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$467.95 and Ch$519.65, or 0.09% less and 0.40% more expensive, respectively, than the published observed exchange rate for such date of Ch$468.37 and Ch$521.76, respectively, per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for the Chilean peso. For more information on the observed exchange rate. See “Item 1: A. Selected Financial Data—Exchange Rates.”

On January 3, 2011, Chile’s Central Bank announced plans to increase its total international reserves by US$12 billion in 2011. The Central Bank carried out this program throughout the year. The last announced phase started November 9 and ends December 8. We expect the effect of these purchases will be to further devalue the peso against the dollar, although actual outcomes could differ due to macroeconomic and other factors.

As of December 31, 2010 and September 30, 2011, one UF was equivalent to Ch$21,455.55 and Ch$22,012.69; respectively. The U.S. dollar equivalent of one UF was U.S.$45.81 as of December 31, 2010, using the observed exchange rate reported by the Central Bank as of December 31, 2010, of Ch$468.37 per U.S.$1.00. The U.S. dollar equivalent of one UF was U.S.$42.19 as of September 30, 2011, using the observed exchange rate reported by the Central Bank as of September 30, 2011, of Ch$521.76 per U.S.$1.00.

ITEM 1. KEY INFORMATION

A. Selected Financial Data

The following table presents historical financial information about us as of the dates and for each of the periods indicated. The following table should be read in conjunction with, and is qualified in its entirety by reference to, our Audited Condensed Consolidated Financial Statements appearing in our Annual Report for the year ended December 31, 2010 (the “2010 Form 20-F”) our Unaudited Condensed Consolidated Interim Financial Statements included herein. Our Unaudited Condensed Consolidated Interim Financial Statements and notes at and for the nine-month periods ended September 30, 2010 and 2011 included in this report are prepared in accordance with IFRS and therefore differ in some respects from the financial statements at and for the nine-month periods ended September 30, 2010 and 2011 previously issued locally by the Bank in Chile in accordance with Chilean Bank GAAP.

We have selected the following financial information from our Unaudited Condensed Consolidated Interim Financial Statements. You should read this information in connection with, and this information is qualified in its entirety by reference to, our Unaudited Condensed Consolidated Interim Financial Statements included in this report.

	For the Nine-Months Ended September 30,
	2011	2011	2010
	In US$ thousands(1)	In Ch$ millions(2)
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME DATA (IFRS)
Net interest income	1,362,752	708,154	707,854
Provision for loan losses	(446,343)	(231,942)	(208,826)
Net fee income and commission income	403,021	209,430	193,945
Operating costs (3)	(710,488)	(369,205)	(335,556)
Other income, net (4)	89,610	46,567	66,506
Income before tax	698,552	363,004	423,923
Income tax expense	(111,503)	(57,943)	(56,752)

	For the Nine-Months Ended September 30,
	2011	2011	2010
	In US$ thousands(1)	In Ch$ millions(2)
Net income for the period	587,049	305,061	367,171
Net income attributable to:
Bank shareholders	580,551	301,684	367,270
Non-controlling interests	6,498	3,377	(99)
Net income attributable to Bank shareholders per share	0.0031	1.60	1.95
Net income attributable to Bank shareholders per ADS (5)	3.20	1,663.36	2,024.94
Weighted-average shares outstanding (in millions)		188,446.13	188,446.13
Weighted-average ADS outstanding (in millions)		181.373	181.373

	September 30, 2011	September 30, 2011	December 31, 2010
	In US$ thousands(1)	In Ch$ millions(2)
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION DATA (IFRS)
Cash and deposits in banks	3,488,471	1,812,784	1,762,198
Financial investments (6)	5,043,037	2,620,614	2,024,635
Loans and accounts receivable from customers and interbank loans net of allowance for loan losses	33,260,490	17,283,814	15,301,835
Financial derivative contracts (assets)	3,871,038	2,011,585	1,624,378
Other non-financial assets (7)	3,708,299	1,927,018	1,377,668
Total assets	49,371,335	25,655,815	22,090,714
Deposits (8)	26,733,384	13,892,003	11,495,191
Other interest bearing liabilities (9)	13,339,744	6,931,998	6,235,959
Financial derivative contracts (liabilities)	3,127,632	1,625,274	1,643,979
Total equity (10)	3,888,649	2,020,737	1,937,977
Equity attributable to Bank shareholders (11)	3,826,505	1,988,444	1,906,168

	As of September 30,
	2011	2010
CONSOLIDATED RATIOS (IFRS)
Profitability and performance:
Net interest margin (12)	4.7%	5.5%
Return on average total assets (13)	1.7%	2.4%
Return on average equity (14)	20.6%	28.3%
Capital:
Average equity as a percentage of average total assets (15)	8.3%	8.4%
Total liabilities as a multiple of equity (16)	11.70	10.8
Credit Quality:
Non-performing loans as a percentage of total loans (17)	2.80%	2.66%
Allowance for loan losses as percentage of total loans	2.73%	2.80%
Operating Ratios:
Operating expenses /net operating profit before loan losses (18)	40.5%	37.1%
Operating expenses /average total assets	2.3%	2.4%

OTHER DATA
CPI Inflation Rate (19)	3.27%	1.87%
Revaluation (devaluation) rate (Ch$/US$) at period end (19)	10.0%	(4.2%)
Number of employees at period end	11,706	11,049
Number of branches and offices at period end	494	500

(1)
Amounts stated in U.S. dollars at and for the nine-month period ended September 30, 2011, have been translated from Chilean pesos at the interbank market exchange rate of Ch$519.65 = US$1.00 as of September 30, 2011. See “Item 1: A. Selected Financial Data–Exchange Rates” for more information on the observed exchange rate.

(2)	Except per share data, percentages and ratios, share numbers, employee numbers and branch numbers.

(3)
Operating costs is equal to the sum of the line items on personnel salaries and expenses, administrative expenses, depreciation and amortization and impairment within our Unaudited Condensed Consolidated Interim Statements of Income, corresponding to “Support expenses” as shown in note 4 to the Unaudited Condensed Consolidated Interim Financial Statements.

(4)
Other income, net is the sum of the line items on other operating income, net income from financial operations (net trading income), foreign exchange transactions, income from investment in other companies less other operating expense within our Unaudited Condensed Consolidated Interim Statements of Income.

(5)	1 ADS = 1,039 shares of common stock.

(6)	Includes the line items on trading investments, investments available for sale and investments held to maturity, and investments under resale agreements.

(7)	Includes the line items on unsettled transactions, investments in other companies, intangible assets, property plant and equipment, current taxes, and deferred taxes.

(8)	Deposits is equal to the sum of the line items on deposits and other demand liabilities and time deposits and other time liabilities.

(9)	Other liabilities is equal to the sum of the line items on investments under repurchase agreements, interbank borrowings, issued debt instruments and other financial liabilities.

(10)
Equity includes equity attributable to Bank shareholders plus non-controlling interests less allowance for mandatory dividends. Provision for mandatory dividends is made pursuant to Article 79 of the Corporations Act, in accordance with the Bank’s internal dividend policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by the unanimous vote of the outstanding shares.

(11)	Equity attributable to Bank shareholders is total equity minus non-controlling interest

(12)	Net interest income annualized divided by average interest earning assets (as presented in “Item 3: E. Selected Statistical Information”).

(13)	Net income for the period annualized divided by average total assets (as presented in “Item 3: E. Selected Statistical Information”).

(14)	Net income for the period annualized divided by average equity (as presented in “Item 3: E. Selected Statistical Information”).

(15)	This ratio is calculated using total equity including non-controlling interest.

(16)	Total liabilities divided by equity.

(17)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days overdue.

(18)
The efficiency ratio is equal to operating expenses over operating income. Operating expenses includes personnel salaries and expenses, administrative expenses, depreciation and amortization, impairment and other operating expenses. Operating income includes net interest income, net fee and commission income, net income from financial operations (net trading income), foreign exchange profit (loss), net and other operating income.

(19)	Based on information published by the Central Bank.

Exchange Rates

Chile has two currency markets, the Mercado Cambiario Formal, or the Formal Exchange Market, and the Mercado Cambiario Informal, or the Informal Exchange Market. According to Law 18,840, the organic law of the Central Bank, and the Central Bank Act (Ley Orgánica Constitucional del Banco Central de Chile), the Central Bank determines which purchases and sales of foreign currencies must be carried out in the Formal Exchange Market. Pursuant to Central Bank regulations which are currently in effect, all payments, remittances or transfers of foreign currency abroad which are required to be effected through the Formal Exchange Market may be effected with foreign currency procured outside the Formal Exchange Market. The Formal Exchange Market is comprised of the banks and other entities so authorized by the Central Bank. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Central Bank is empowered to require that certain purchases and sales of foreign currencies be carried out on the Formal Exchange Market. The conversion from pesos to U.S. dollars of all payments and distributions with respect to the ADSs described in this report must be transacted at the spot market rate in the Formal Exchange Market.

Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market. In order to keep the average exchange rate within certain limits, the Central Bank may intervene by buying or selling foreign currency on the Formal Exchange Market.

The U.S.$ Observed Exchange Rate (dólar observado), which is reported by the Central Bank and published daily in the Chilean newspapers, is the weighted average exchange rate of the previous business day’s transactions in the Formal Exchange Market. The Central Bank has the power to intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range.  Even though the Central Bank is authorized to carry out its transactions at the Observed Exchange Rate, it generally uses spot rates for its transactions.  Other banks generally carry out authorized transactions at spot rates as well.

Purchases and sales of foreign currencies may be legally carried out in the Informal Exchange Market. The Informal Exchange Market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the Formal Exchange Market. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. In recent years, the variation between the Observed Exchange Rate and the Informal Exchange Rate has not been significant. On December 31, 2010, and September 30, 2011, the exchange rate in the Informal Exchange Market as published by Reuters at 1:30 pm on these days was Ch$467.95 and Ch$519.65, or 0.09% less and 0.40% more expensive, respectively, than the published observed exchange rate for such date of Ch$468.37 and Ch$521.76, respectively, per US$1.00.

The following table sets forth the annual low, high, average and period-end observed exchange rate for U.S. dollars for each of the following periods, as reported by the Central Bank. We make no representation that the Chilean peso or the U.S. dollar amounts referred to herein actually represent, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Daily Observed Exchange Rate Ch$ Per US$(1)
Year	Low(2)	High(2)	Average(3)	Period End(4)
2006	511.44	549.63	530.26	534.43
2007	493.14	548.67	522.69	495.82
2008	431.22	676.75	521.79	629.11
2009	491.09	643.87	559.67	506.43
2010	468.37	549.17	510.38	468.37
Month
December 2010	468.37	487.87	474.78	468.37
January 2011	466.05	499.03	489.44	483.32
February 2011	468.94	484.14	475.69	475.63

	Daily Observed Exchange Rate Ch$ Per US$(1)
Year	Low(2)	High(2)	Average(3)	Period End(4)
March 2011	472.74	485.37	479.65	482.08
April 2011	460.04	479.46	471.32	460.04
May 2011	460.09	474.19	467.73	467.31
June 2011	465.13	474.59	469.13	473.64
July 2011	455.91	468.15	462.94	455.91
August 2011	457.41	474.10	466.79	465.66
September 2011	460.34	521.85	483.69	515.14
October 2011	492.04	533.74	511.74	492.04
November 2011 up to November 21, 2011	490.29	511.66	501.58	510.11

Source: Central Bank.

(1)	Nominal figures.

(2)	Exchange rates are the actual low and high, on a day-by-day basis for each period.

(3)	The average of monthly average rates during the year.

(4)	As reported by the Central Bank on the first business day of the following period.

Dividends

Under the current General Banking Law, a Chilean bank may only pay a single dividend per year (i.e., interim dividends are not permitted). Santander-Chile’s annual dividend is proposed by its Board of Directors and is approved by the shareholders at the annual ordinary shareholders’ meeting held the year following that in which the dividend is generated. For example, the 2011 dividend must be proposed and approved during the first four months of 2012. Following shareholder approval, the proposed dividend is declared and paid. Historically, the dividend for a particular year has been declared and paid no later than one month following the shareholders’ meeting. Dividends are paid to shareholders of record on the fifth day preceding the date set for payment of the dividend. The applicable record dates for the payment of dividends to holders of ADSs will, to the extent practicable, be the same.

Under the General Banking Law, a bank must distribute cash dividends in respect of any fiscal year in an amount equal to at least 30% of its net income for that year, as long as the dividend does not result in us not being able to comply with applicable minimum capital requirements. The balances of our distributable net income are generally retained for use in our business (including for the maintenance of any required legal reserves). Although our Board of Directors currently intends to pay regular annual dividends, the amount of dividend payments will depend upon, among other factors, our then current level of earnings, capital and legal reserve requirements, as well as market conditions, and there can be no assurance as to the amount or timing of future dividends.

Dividends payable to holders of ADSs are net of foreign currency conversion expenses of JPMorgan Chase Bank, N.A., as depositary (the “Depositary”) and will be subject to the Chilean withholding tax currently at the rate of 35% (subject to credits in certain cases as described in “Item 10: E. Taxation–Material Tax Consequences of Owning Shares of Our Common Stock or ADSs” of our 2010 Form 20-F.

Under the Foreign Investment Contract (as defined herein), the Depositary, on behalf of ADS holders, is granted access to the Formal Exchange Market to convert cash dividends from Chilean pesos to U.S. dollars and to pay such U.S. dollars to ADS holders outside Chile, net of taxes, and no separate registration by ADS holders is required. In the past, Chilean law required that holders of shares of Chilean companies who were not residents of Chile to register as foreign investors under one of the foreign investment regimes contemplated by Chilean law in order to have dividends, sale proceeds or other amounts with respect to their shares remitted outside Chile through the Formal Exchange Market. On April 19, 2001, the Central Bank deregulated the Exchange Market and eliminated the need to obtain approval from the Central Bank in order to remit dividends, but at the same time this eliminated the possibility of accessing the Formal Exchange Market. These changes do not affect the current Foreign Investment Contract, which was signed prior to April 19, 2001, which grants access to the Formal Exchange Market with prior approval of the Central Bank. See “Item 10: D. Exchange Controls” of our 2010 Form 20-F.

The following table presents dividends declared and paid by us in nominal terms in the past three years:

Year	Dividend Ch$ mn (1)	Per share Ch$/share (2)	Per ADR Ch$/ADR (3)	% over earnings (4)	% over earnings (5)
2009	213,295	1.13	1,176.00	65	52
2010	258,752	1.37	1,426.63	60	60
2011	286,294	1.52	1,578.48	60	57

(1)	Million of nominal pesos.

(2)	Calculated on the basis of 188,446 million shares.

(3)	Calculated on the basis of 1,039 shares per ADS.

(4)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year as required by local regulations.

(5)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year under IFRS.

B. Risk Factors

You should carefully consider the risk factors below and included in our 2010 Form 20-F which should be read in conjunction with all the other information presented in this report. These risks and uncertainties described below and therein are not the only ones that we face. Additional risks and uncertainties that we do not know about or that we currently think are immaterial may also impair our business operations.

We are subject to market risks that are presented in “Item 3: Operating and Financial Review and Prospects” and “Item 9: Quantitative and Qualitative Disclosures about Market Risk.”

Chile’s banking regulatory and capital markets environment is continually evolving and may change.

Changes in banking regulations may materially and adversely affect our business, financial condition and results of operations. Chilean laws, regulations, policies and interpretations of laws relating to the banking sector and financial institutions are continually evolving and changing.  The Reformas al Mercado de Capitales II, also known as the “MK2 regulations,” among other things, modified certain provisions set forth in the General Banking Law. Under new legislation which went into effect on June 5, 2007, the limit on the amount that a bank is allowed to grant as an unsecured loan to a single individual or entity was increased to 10% of our regulatory capital (and up to 30% of our regulatory capital if any loans granted in excess of the 10% is secured by collateral). Previously, these limits were set at 5% and 25%, respectively. Although any such increase may increase our lending activity, it may also increase the risks associated with the growth of our loan portfolio and increase competition as the number of banks that can compete in the corporate segment increases.

A bill has been introduced by some members of Congress to modify the way in which the maximum interest rate is calculated in Chile. The government has recently introduced another bill in this respect which is currently being discussed. This new project is aimed at loans of less than UF 200 (Ch$ 4,402,538, US$ 8,472) and more than 90 days, thus including consumer loans in installments, lines of credit and credit card lines. Currently, the maximum interest rate is calculated as the average rate of all operations done within the banking industry over the previous month, multiplied by a factor of 1.5 times. As of October 14, 2011, the average annual interest rate for this type of loans reached 33.64% and the maximum annual interest rate reached 50.46%. The bill proposed by the government would change the factor to 1.36. Hence, the maximum annual interest rate would drop to 45.75%. On the other hand, the bill proposed by members of Congress would set the maximum interest rate at the equivalent of three times the MPR (Monetary Policy Rate). As of October 30, 2011, the MPR reached 5.25%, thus, the maximum annual interest rate would reach 15.75%. Recent developments on the discussion aim towards a consensus solution which could set the maximum interest rate for this type of loans at around 25%. If the bill presented by the government is passed as it is, the impact would be mainly on Banefe’s segment, which represents less than 5% of our total loans. We have estimated that the impact on our results would be relatively minor. If the bill proposed by members of Congress were passed, it would have an adverse affect on our results of operations. Our average interest rate on loans of this category in 2011 has been 25.9%.

In 2012, new regulations regarding the selling of mandatory insurance for loans will be introduced that will increase competition and that could lower our fees from collecting these premiums. This could have a negative impact on fees, which impact has not yet been quantified.

The government has also sent to Congress a bill that aims to give additional enforcement powers to the SERNAC (Chile’s Consumer Protection Agency) regarding financial services and products. It also gives powers to require additional information from financial services and products issuers. This could lead to additional scrutiny regarding prices and contracts for financial products and services, increasing competition among bank and non-bank competitors and adversely affecting prices.

Any downgrading of Chile’s debt credit rating for domestic and international debt and/or our controlling shareholder’s ratings by international credit rating agencies may also affect our ratings, our business, our future financial performance and the value of our securities.

Our foreign currency deposit ratings are equivalent to the Chilean sovereign ratings. On October 11, 2011, Fitch downgraded our controlling shareholder’s ratings to AA- (Negative) from AA (Stable), following a similar action on October 7, 2011 with the Spanish sovereign which was downgraded to AA- (Negative) from AA+. On October 13, 2011, Fitch downgraded our rating to A+ (Negative) from AA- (Stable). Furthermore, on October 11, 2011, S&P downgraded the rating of our controlling shareholder to AA- (Negative) from AA. On October 13, S&P revised its outlook on our rating to negative from positive, reaffirming our A+ rating. Additionally, on October 19, 2011, Moody’s downgraded our controlling shareholder’s rating to Aa3 (Negative) from Aa2, following a similar action on October 18, 2011 on Spain’s sovereign rating which was downgraded to A1 (Negative) from Aa2. As of October 31, 2011, Moody’s has not undertaken any action on our rating which stands at Aa3 (Stable) since June 2010. Any additional adverse revisions to our controlling shareholder’s ratings and/or Chile’s credit ratings for domestic and international debt by international rating agencies may adversely affect our ratings, our business, future financial performance, stockholder’s equity and the price of our securities.

We could be vulnerable to the current disruptions and volatility in the Eurozone.

In 2011, the Eurozone has experienced difficult credit and liquidity conditions and market disruptions leading to less liquidity, greater volatility, and general economic weakening, including in Spain, the home of our controlling shareholder. Continued or worsening disruption and volatility in the Eurozone, especially Spain, could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers. Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on our profitability.

ITEM 2. INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

We are the largest bank in Chile in terms of total assets, total deposits and shareholders’ equity. As of September 30, 2011, we had total assets of Ch$ 25,655,815 million (US$ 49,371 million), loans net of allowances for loans losses of Ch$ 17,283,814 million (US$ 33,260 million), total deposits of Ch$ 13,892,003 million (US$ 26,733 million) and shareholders’ equity of Ch$ 2,020,737 million (US$ 3,889 million). As of September 30, 2011, we employed 11,706 people (on a consolidated basis) and had the largest private branch network in Chile  with 493 branches. Our headquarters are located in Santiago and we operate in every major region of Chile.

We provide a broad range of commercial and retail banking services to our customers, including Chilean peso and foreign currency denominated loans to finance a variety of commercial transactions, trade, foreign currency forward contracts and credit lines and a variety of retail banking services, including mortgage financing. We seek to offer our customers a wide range of products while providing high levels of service. In addition to our traditional banking operations, we offer a variety of financial services including financial leasing, financial advisory services, mutual fund management, securities brokerage, insurance brokerage and investment management.

The legal predecessor of Santander-Chile was Banco Santiago (“Santiago”). Santiago was incorporated by public deed dated September 7, 1977 granted at the Notary Office of Alfredo Astaburuaga Gálvez. Santiago received its permission to incorporate and function as a bank by Resolution No. 118 of the Superintendency of

Banks on October 27, 1977. Santiago’s by-laws were approved by Resolution No. 103 of the Superintendency of Banks on September 22, 1977. In January 1997, Santiago merged with Banco O’Higgins with Santiago being the surviving entity. In 1999, Santiago became a controlled subsidiary of Banco Santander Spain. As of June 30, 2002, Santiago was the second largest private sector bank in Chile in terms of total assets, deposits, loans and shareholders’ equity.

Old Santander-Chile was established as a subsidiary of Banco Santander Spain in 1978. In 1982, Old Santander-Chile acquired a significant portion of the assets and liabilities of Banco Español-Chile, a domestic bank that had become insolvent. In July 1996, Old Santander-Chile was merged into Banco Osorno y la Unión becoming “Banco Santander-Chile”, the third largest private bank in terms of outstanding loans at that date.

On August 1, 2002, Santiago and Old Santander Chile merged, whereby the latter ceased to exist and Santander-Chile (formerly known as Santiago) being the surviving entity.

Our principal executive offices are located at Bandera 140, Santiago, Chile. Our telephone number is +562-320-2000 and our website is www.santander.cl. None of the information contained on our website is incorporated by reference into, or forms part of, this report. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Ave. Suite 204 Newark, Delaware 19711.

B.  Organizational Structure

Banco Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding, which are controlled subsidiaries. In February 2011, Banco Santander Spain sold 1.9% of its ownership through Teatinos Siglo XXI Inversiones Ltda in the market. This gives Banco Santander Spain control of 75.00% of our shares and actual participation when excluding non-controlling interests participating in Santander Chile Holding is 74.84%.

Shareholder	Number of Shares	Percentage
Teatinos Siglo XXI Inversiones Ltda.	74,512,075,401	39.54%
Santander Chile Holding	66,822,519,695	35.46%

Management Team

The chart below sets forth the names and areas of responsibility of our senior commercial managers.

The chart below sets forth the names and areas of responsibilities of our operating managers.

C.  Business Overview

We have 494 total branches, 260 of which are operated under the Santander brand name, with the remaining branches under certain specialty brand names, including 98 under the Santander Banefe brand name, 45 under the SuperCaja brand name, 37 under the BancaPrime brand name and 54 as auxiliary and payment centers. We provide a full range of financial services to corporate and individual customers. We divide our clients into the following segments: (i) Commercial Banking and (ii) Global Banking and Markets.

The Commercial Banking segment is comprised of the following sub–segments:

•
Santander Banefe, consisting of individuals with monthly incomes between Ch$150,000 (US$289) and Ch$400,000 (US$770) and served through our Banefe branch network. This segment accounts for 4.4% of our total loans outstanding as of September 30, 2011. This segment offers customers a range of products, including consumer loans, credit cards, auto loans, residential mortgage loans, debit card accounts, savings products, mutual funds and insurance brokerage.

•
Individuals (Commercial Banking), consisting of individuals with a monthly income greater than Ch$400,000 (US$770). Clients in this segment account for 47.3% of our total loans outstanding as of September 30, 2011 and are offered a range of products, including consumer loans, credit cards, auto loans, commercial loans, foreign trade financing, residential mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

•
Small and mid-sized companies, consisting of small companies with annual revenue of less than Ch$1,200 million (US$2.3 million). As of September 30, 2011, this segment represented approximately 14.2% of our total loans outstanding. Customers in this segment are offered a range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds and insurance brokerage.

•
Institutional, such as universities, government agencies, municipalities and regional governments. As of September 30, 2011, these clients represented 2.0% of our total loans outstanding. Customers in this sub-segment are also offered the same products that are offered to the customers in our small businesses segment. This sub-segment is included in the Retail segment because customers in this sub-segment are a potential source for new individual customers.

•
Companies, consisting of companies with annual revenue over Ch$1,200 million (US$2.3 million) and up to Ch$10,000 million (US$19.2 million). Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage. As of September 30, 2011, these clients represented 8.9% of our total loans outstanding.

•
Real estate, consisting of all companies in the real estate sector with annual revenue over Ch$800 million (US$1.5 million), including construction companies and real estate companies that execute projects for sale to third parties. As of September 30, 2011, these clients represented 3.2% of our total loans outstanding. To these clients we offer, in addition to traditional banking services, specialized services for financing, primarily residential projects, in order to increase the sale of residential mortgage loans.

•
Large corporations, consisting of companies with annual revenue over Ch$10,000 million (US$19.2 million). Customers in this segment are also offered the same products that are offered to the customers in our mid-sized companies segment. As of September 30, 2011, these clients represented 8.9% of our total loans outstanding.

The Global Banking and Markets segment is comprised of the following sub-segments:

•
Corporate, consisting of companies that are foreign multinationals or part of a larger Chilean economic group with sales of over Ch$10,000 million (US$19.2 million). As of September 30, 2011, these clients represented 10.7% of our total loans outstanding. Customers in this segment are offered a wide range of products, including commercial loans, leasing, factoring, foreign trade, mortgage loans, checking accounts, cash management, treasury services, financial advisory, savings products, mutual funds and insurance brokerage.

•
The Treasury Division provides sophisticated financial products mainly to companies in the wholesale banking and the middle-market segments. This includes products such as short-term financing and funding, securities brokerage, interest rate and foreign currency derivatives, securitization services and other tailor made financial products. The Treasury division also manages our trading positions.

In addition, we have a Corporate Activities segment comprised of all other operational and administrative activities that are not assigned to a specific segment or product mentioned above. This segment includes the Financial Management Division, which manages global functions such as the management of our structural foreign exchange gap position, our structural interest rate risk and our liquidity risk. The Financial Management Division also oversees the use of our resources, the distribution of capital among our different units and the overall financing cost of investments.

The table below sets forth our lines of business and certain statistical information relating to each of them for the nine-month period ended September 30, 2011. Please see “Note 4” to our Unaudited Condensed Consolidated Interim Financial Statements for details of revenue by business segment in the last three years.

	As of September 30, 2011 (Ch$ million)
	Loans and accounts receivable from customers (1)	Net interest income	Net fee income	Financial transactions, net (2)	Net loan loss allowances (3)	Operating expenses (4)	Net segment contribution (5)
SEGMENTS
Individuals	9,187,526	416,739	140,905	5,432	(157,586)	(237,911)	167,579
Santander Banefe	789,253	84,851	29,255	267	(52,375)	(52,227)	9,771
Commercial Banking	8,398,273	331,888	111,650	5,165	(105,211)	(185,684)	157,808
SMEs	2,522,698	149,164	28,702	7,611	(49,450)	(55,260)	80,767
Institutional	351,644	19,531	1,382	677	(209)	(8,232)	13,149
Companies	3,731,980	99,999	18,265	10,146	(30,021)	(30,039)	68,350
Companies	1,572,862	46,370	9,542	5,308	(15,613)	(16,658)	28,949
Real estate	572,887	13,825	2,295	548	(307)	(3,322)	13,039
Large Corporations	1,586,231	39,804	6,428	4,290	(14,101)	(10,059)	26,362

Global Banking & Markets	1,905,005	35,369	17,689	54,711	4,788	(25,788)	86,769
Corporate	1,892,850	47,046	17,989	1,182	7,410	(10,230)	63,397
Treasury (6)	12,155	(11,677)	(300)	53,529	(2,622)	(15,558)	23,372
Other (7)	69,541	(12,648)	2,487	(307)	536	(11,975)	(21,907)

TOTAL	17,768,394	708,154	209,430	78,270	(231,942)	(369,205)	394,707

Other operating income							1,164
Other operating expenses							(34,540)
Income from investments in other companies							1,673
Income tax							(57,943)
Consolidated profit (loss) for the period							305,061

(1)	Loans and accounts receivables from customers plus interbank loans, gross of loan loss allowances.

(2)	Includes net gains from trading, net mark-to-market gains and foreign exchange transactions.

(3)	Includes gross provisions for loan losses, net of releases on recoveries.

(4)	Equal to the sum of personnel expenses, administrative expenses, amortizations and depreciations and deterioration.

(5)	Equal to the sum of the net interest income, net fee income and net financial transactions, minus net provision for loan losses and operating expenses.

(6)	Includes the Treasury’s client business and trading business.

(7)
Includes Financial Management and the contribution of non-segmented items such as interbank loans, the cost of our capital and fixed assets. Net interest income and net financial transactions, included in other are mainly comprised of the results from the Financial Management Division (Gestion Financiera). The area of Financial Management carries out the function of managing the structural interest rate risk, the structural position in inflation indexed assets and liabilities, shareholder’s equity and liquidity. The aim of Financial Management is to inject stability and recurrence into the net income of commercial activities and to assure we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

Operations through Subsidiaries

Today, the General Banking Law permits us to directly provide the leasing and financial advisory services that we could formerly offer only through our subsidiaries, to offer investment advisory services outside of Chile and to undertake activities we could not formerly offer directly or through subsidiaries, such as factoring, securitization, foreign investment funds, custody and transport of securities and insurance brokerage services. For the nine–month period ended September 30, 2011, our subsidiaries collectively accounted for 2.36% of our total consolidated assets.

	Percentage Owned
Subsidiary	As of September 30, 2011			As of September 30, 2010
	Direct	Indirect	Total	Direct	Indirect	Total
	%	%	%	%	%	%
Santander S.A. Corredores de Bolsa	50.59	0.41	51.00	50.59	0.41	51.00
Santander Corredores de Seguro Ltda. (Ex–Santander Leasing S.A.)	99.75	0.01	99.76	99.75	0.01	99.76
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98
Santander S.A. Agente de Valores Ltda. (Ex–Santander S.A. Agente de Valores)	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00

Pursuant to the provisions of International Accounting Standard (IAS) 27 and Standard Interpretations Committee (SIC) 12, we must determine the existence of Special Purpose Entities (SPE), which must be consolidated with the financial results of the Bank. As a result, we have incorporated into our financial statements the following companies:

•	Santander Gestión de Recaudación y Cobranzas Ltda. (collection services);

•	Multinegocios S.A. (management of sales force);

•	Servicios Administrativos y Financieros Ltda. (management of sales force);

•	Fiscalex Ltda. (collection services);

•	Multiservicios de Negocios Ltda. (call center); and

•	Bansa Santander S.A. (management of repossessed assets and leasing of properties).

Competitive Strengths

We believe that our current profitability and competitive advantages are the result of the following strengths:

Profitability, efficiency and financial strength

We have the lowest cost structure in our peer group, which we define as the five largest banks in Chile in terms of shareholders’ equity, and have an efficiency ratio (operating expenses divided by operating revenues) of 37.0% for the year ended December 31, 2010 and 40.5% for the nine month period ended September 30, 2011. Our average return on equity was 29.0% and 20.6% for the same periods, and we had one of the strongest capital positions in our peer group with a ratio of total regulatory capital to risk-weighted assets of 14.52% at December 31, 2010 and 13.94% at September 30, 2011.

Leading market position

We are a market leader in Chile, ranking first or second in most indicators among other banks in our peer group as shown in the following table.

	As of September 30, 2011, unless otherwise noted
	Market Share	Rank
Commercial loans	18.5%	2
Consumer loans	26.8%	1
Residential mortgage loans	23.6%	1
Total loans	20.8%	1
Deposits	18.9%	1
Mutual funds (assets managed)	16.6%	2
Credit card accounts(1)	34.6%	1

	As of September 30, 2011, unless otherwise noted
	Market Share	Rank
Checking accounts(2)	25.3%	1
Branches(3)	18.8%	1

Source: SBIF

(1)	According to latest data available as of June 2011.

(2)	According to latest data available as of April 2011.

(3)	According to latest data available as of June 2011. Excludes special–service payment centers.

We believe this market leadership provides us with a strong competitive position.

Operating in a stable economic environment within Latin America

We conduct substantially all of our business in Chile. The Chilean economy is generally recognized as among the most stable in Latin America, as evidenced by its A+ rating by Standard & Poor’s and Aa3 rating by Moody’s, the highest ratings in the region. Chile has consistently received investment-grade credit ratings since Standard & Poor’s and Moody’s started coverage in 1992 and 1994, respectively.

Opportunity for growth from current and new businesses

We believe there is substantial opportunity for growth based on the relatively low penetration in Chile of retail banking services and fee-based financial products in general.  For example, in Chile only 29% of the workforce has a checking account and the ratio of total consumer loans to GDP is approximately 15.4% as of December 31, 2010.

We believe we are well-positioned to grow in these areas based on our extensive distribution network and our size, which afford us greater marketing opportunities and significant cost synergies.

State-of-the-art integrated technology platform

We operate a customer-centered technology platform that incorporates the standards and processes, as well as the proven innovations, of Banco Santander Spain worldwide.   Because our IT platform is integrated with that of Banco Santander Spain, we are able to support our customer’s global businesses and benefit from a flexible and scalable platform that will support our growth in the country. We are currently in the process of upgrading our customer relationship management system which will enable us to deliver products and services targeted to the needs of individual customers and better integrate our different distribution channels.

Relationship with Banco Santander Spain

We believe that our relationship with our controlling shareholder, Banco Santander Spain, offers us a significant competitive advantage over our peer group. Our relationship with Banco Santander Spain allows us to:

•
leverage the Banco Santander Spain’s global information systems platform, reducing our technology development costs, providing operational synergies with Banco Santander Spain and enhancing our ability to provide international products and services to our customers;

•	access the Banco Santander Spain’s multinational client base;

•
take advantage of the Banco Santander Spain’s global presence, in particular in other countries in Latin America, to offer international solutions for our Latin American corporate customers’ financial needs as they expand their operations globally;

•	selectively replicate or adapt the Banco Santander Spain’s successful product offerings from other countries in Chile;

•
benefit from the Banco Santander Spain’s operational expertise in areas such as internal controls and risk management, which practices have been developed in response to a wide range of market conditions across the world and which we believe will enhance our ability to expand our business within desired risk limits;

•
benefit from the Banco Santander Spain’s management training and development which is composed of a combination of in-house training and development with access to managerial expertise in other Banco Santander Spain units outside Chile.

Although we benefit from our relationship with our controlling shareholder, as a matter of group policy, we are not dependent upon our parent company or other affiliates in the operation of our business.  Funding from our parent company and its affiliates amounted approximately 4% of our total funding at September 30, 2011.  Although we obtain certain services from our parent company, such as information technology and internal audit, these services are provided at market rates.

Please see "Item 4. Major Shareholders and Related Party Transactions" for additional information.

Strategy

Our goal is to create value by leveraging our client base, distribution network and range of services to profit from growth in the Chilean economy, while seeking to maintain our world-class efficiency levels and to proactively manage credit risks by applying our sophisticated credit analysis procedures. Our principal strategy is to actively manage our balance sheet, focusing on capital and continuing to expand our Commercial Banking segment, which includes individuals (from low income to high income), small and mid-sized companies (“SMEs”) and our middle-market segments.  In the Commercial Banking segment, we expect the Chilean economy to continue growing, which in turn should result in increased banking activity and a rise in bank penetration levels via increased lending and deposits, more checking accounts, greater levels of assets under management and insurance brokerage. We seek to capitalize on this growth by increasing our customer base, leveraging on our extensive distribution network to cross-sell additional services and products and increase product usage. As part of this strategy, we are adopting focused marketing and sales efforts, pursuing strategic alliances with key market players, service providers and universities, selectively investing in our branch network and IT systems, and promoting the use of alternative distribution channels such as the internet, call centers and ATMs.

In our Global Banking and Markets segment (wholesale banking), we expect to continue to focus on non-lending products such as cash management, treasury services, asset management, investment banking and other tailored services to expand profitability. We also will seek to increase the synergies between this segment and Commercial Banking by reaching the employees of our major corporate customers. In the wholesale segment, our goal is to increase revenues by expanding the range of products we offer, cross-selling and focusing on sophisticated services and fee-based products. Historically, there has been low penetration of fee-based services in the Chilean financial market, with financial institutions focusing primarily on asset growth.

We will maintain a commitment to economic, social and environmental sustainability in our procedures, products, policies and relationships.  We will continue building durable and transparent relationships with our customers through understanding their needs and designing our products and services to meet those needs.  We believe that our commitment to transparency and sustainability will help us create a business platform to maintain growth in our operations over the long term and that is instrumental to forge business relationships, improve brand recognition and attract talented professionals.  We will continue to sponsor educational opportunities through our portals to foster future potential customer relationships.

Competition

Overview

The Chilean financial services market consists of a variety of largely distinct sectors. The most important sector, commercial banking, includes a number of privately–owned banks and one public–sector bank, Banco del Estado (which operates within the same legal and regulatory framework as the private sector banks). The private–sector banks include local banks and a number of foreign–owned banks which are operating in Chile. The Chilean banking system is comprised of 24 private–sector banks and one public–sector bank. The five largest private–sector banks along with the state–owned bank together accounted for 82.0% of all outstanding loans by Chilean financial institutions at September 30, 2011.

The Chilean banking system has experienced increased competition in recent years largely due to consolidation in the industry and new legislation. We also face competition from non–bank and non–finance competitors (principally department stores) with respect to some of our credit products, such as credit cards, consumer loans and insurance brokerage. In addition, we face competition from non–bank finance competitors, such as leasing, factoring and automobile finance companies, with respect to credit products, and mutual funds, pension funds and insurance companies, with respect to savings products. Currently, banks continue to be the main suppliers of leasing, factoring and mutual funds, and the insurance sales business has grown rapidly.

The following tables set out certain statistics comparing our market position to that of our peer group, defined as the five largest banks in Chile in terms of total loans market share as of September 30, 2011.

Loans

As of September 30, 2011, our loan portfolio was the largest among Chilean banks. Our loan portfolio on a stand–alone basis represented 20.8% of the market for loans in the Chilean financial system at such date. The following table sets forth our and our peer group’s market shares in terms of loans at the dates indicated.

	As of September 30, 2011
Loans (1)	Ch$ million	US$ million	Market Share
Santander Chile	17,680,356	34,024	20.8%
Banco de Chile	16,776,474	32,284	19.8%
Banco del Estado	12,283,961	23,639	14.5%
Banco de Crédito e Inversiones	10,779,682	20,744	12.7%
Corpbanca	6,207,755	11,946	7.3%
BBVA, Chile	5,897,571	11,349	6.9%
Others	15,269,491	29,384	18.0%
Chilean financial system	84,895,290	163,370	100.0%

Source: SBIF

(1)	Excludes interbank loans.

Deposits

On a stand-alone basis, we had a 18.9% market share in deposits, ranking first among banks in Chile at September 30, 2011. Deposit market share is based on total time and demand deposits at the respective dates. The following table sets forth our and our peer group’s market shares in terms of deposits at the dates indicated.

	As of September 30, 2011
Deposits	Ch$ million	US$ million	Market Share
Santander Chile	13,892,003	26,733	18.9%
Banco del Estado	13,780,978	26,520	18.8%
Banco de Chile	13,537,792	26,052	18.4%
Banco de Crédito e Inversiones	9,340,701	17,975	12.7%
Corpbanca	4,908,252	9,445	6.7%
BBVA, Chile	4,588,076	8,829	6.3%
Others	13,333,930	25,659	18.2%
Chilean financial system	73,381,732	141,213	100.0%

Source: SBIF

Total Equity

With Ch$ 1,959,791 million (US$ 3,771 million) in shareholders’ equity at September 30, 2011, we were the largest commercial bank in Chile in terms of shareholders’ equity representing 20.5% as of September 2011. The following table sets forth our and our peer group’s shareholders’ equity at September 30, 2011.

	As of September 30, 2011
Total Equity	Ch$ million	US$ million	Market Share
Santander Chile	1,959,791	3,771	20.5%
Banco de Chile	1,697,746	3,267	17.7%
Banco de Crédito e Inversiones	1,169,637	2,251	12.2%
Banco del Estado	1,026,029	1,974	10.7%
Corpbanca	712,958	1,372	7.4%
BBVA, Chile	531,750	1,023	5.5%
Others	2,484,598	4,781	26.0%
Chilean financial system	9,582,509	18,439	100.0%

Source: SBIF. Information according to local Chilean Bank GAAP.

Efficiency

As of September 30, 2011, we were the most efficient bank in our peer group. The following table sets forth our and our peer group’s efficiency ratio (defined as operating expenses as a percentage of operating revenue, which is the aggregate of net interest income, fees and income from services (net), net gains from mark–to–market and trading, exchange differences (net) and other operating income for the nine–month period indicated.

Efficiency ratio	Nine-Month Period Ended September 30, 2011
Santander Chile	38.4%
Corpbanca	38.9%
Banco de Crédito e Inversiones	44.2%
Banco de Chile	45.7%
BBVA, Chile	49.0%
Banco del Estado	60.8%
Chilean financial system	44.5%

Source: SBIF.  Information according to local Chilean Bank GAAP.

Net income

For the nine-month period ended September 30, 2011, we were the largest bank in Chile in terms of net income with Ch$ 336,339 million (US$ 647 million). The following table sets forth our and our peer group’s net income at September 30, 2011.

	Nine-Month Period Ended September 30, 2011
Net income	Ch$ million	US$ million	Market Share
Santander Chile	336,340	647	25.7%
Banco de Chile	329,218	634	25.2%
Banco de Crédito e Inversiones	188,375	363	14.4%
Corpbanca	95,694	184	7.3%
Banco del Estado	67,240	129	5.1%
BBVA, Chile	59,259	114	4.5%
Others	230,439	443	17.6%
Chilean financial system	1,306,565	2,514	100.0%

Source: SBIF.  Information according to local Chilean Bank GAAP.

Return on equity

As of September 30, 2011, we were the second most profitable bank in our peer group (as measured by return on equity) and the most capitalized bank as measured by the BIS ratio. The following table sets forth our and our peer group’s return on average equity and BIS ratio at the latest available date.

	Return on equity as of September 30, 2011	BIS Ratio as of July 31, 2011
Banco de Chile	25.9%	13.3%
Santander Chile	22.9%	13.7%
Banco de Crédito e Inversiones	21.5%	14.5%
Corpbanca	17.9%	15.8%
BBVA, Chile	14.9%	12.7%
Banco del Estado	8.7%	12.1%
Others	12.4%	16.2%
Chilean financial system	18.2%	14.1%

Source: SBIF, calculated by dividing annual net income by period end equity, according to local Chilean Bank GAAP equity.

Asset Quality

As of September 30, 2011, we had the second highest non-performing loan loss to loan ratio in our peer group. The following table sets forth our and our peer group’s non-performing loan ratio as defined by the SBIF at the dates indicated.

Non-performing loan/total loans (1) as of September 30, 2011
Banco de Chile	0.97%
Corpbanca	1.67%
BBVA, Chile	1.82%
Banco de Crédito e Inversiones	2.16%
Santander Chile	2.81%
Banco del Estado	4.81%
Others	2.53%
Chilean financial system	2.45%

Source: SBIF

(1)	Non-performing loans divided by total loans excluding interbank loans.

ITEM 3. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Accounting Standards Applied in 2011

Santander-Chile is a Chilean bank and maintains its financial books and records in Chilean pesos and prepares its consolidated financial statements in accordance with IFRS as issued by IASB, in order to comply with requirements of the SEC. As required by local regulations, our locally filed consolidated financial statements have been prepared in accordance with Chilean Bank GAAP. The accounting principles issued by the SBIF are substantially similar to IFRS but there are some exceptions. Therefore, our locally filed condensed consolidated interim financial statements have been adjusted according to IAS 34: Interim Financial Reporting. Chilean banks are subject to the regulatory supervision of the SBIF under the provisions of the General Banking Law. The General

Banking Law establishes that in accordance with legal regulations, Chilean banks must abide by the accounting standards stipulated by the SBIF.

Therefore, as stated above, in order to comply with requirements of the SEC, the Bank has prepared the unaudited consolidated interim financial statements included in this report under IFRS-IASB.

Differences between IFRS and Chilean Bank GAAP

As stated above, Chilean Bank GAAP, as prescribed by “Compendium of Accounting Standards” (the “Compendium”), differs in certain respects with IFRS. The main differences that should be considered by an investor are the following:

Suspension of Income Recognition on Accrual Basis

In accordance with the Compendium, financial institutions must suspend recognition of income on an accrual basis in their statements of income for certain loans included in the impaired portfolio. IFRS does not allow the suspension of accrual of interest on financial assets for which an impairment loss has been determined. We do not believe that this difference materially impacts our financial statements.

Charge-offs and Accounts Receivable

The Compendium requires companies to establish deadlines for the charge-off of loans and accounts receivables. IFRS does not require any such deadline for charge-offs. A charge-off due to impairment would be incurred if, and only if, there is objective evidence of impairment as a result of one or more events occurring after the initial recognition. This is measured on an “incurred” basis. We do not believe that this difference materially impacts our financial statements.

Assets Received in Lieu of Payment

The Compendium requires that the initial value of assets received in lieu of payment be the value agreed with a debtor as a result of the loan settlement or the value awarded in an auction, as applicable. These assets are required to be written off one year after their acquisition, if the assets have not been previously disposed of.

IFRS requires that assets received in lieu of payment be initially accounted for at fair value. Subsequently, asset valuation depends on the classification provided by the entity for that type of asset. No deadline is established for charging-off an asset. The restatement of gains and losses from repossessed assets would have an impact on the restatement of financial statements under full IFRS guidelines although we would not expect it to be material.

Goodwill and Intangible Assets

With respect to goodwill and intangible assets, the Compendium provides that:

•
The value of “goodwill” and other depreciable intangible assets will be supported by two reports issued by specialists independent from the (i) bank, (ii) the bank’s external auditors, and (iii) each other.

•	For assets acquired before December 31, 2008, “goodwill” will be determined according to the Compendium, and will be amortized according to the original amortization schedule for such assets.

•	Goodwill arising from acquisitions before the date of transition to new Chilean Bank GAAP in January 2009 will be determined based on the previously used accounting criteria.

With respect to goodwill and intangible assets, IFRS provides that:

•	The use of independent experts’ valuations is not mandatory.

•	Beginning with the first full year in which IFRS applies, an entity must discontinue goodwill depreciation and is required to evaluate goodwill for impairment, in compliance with IAS 36.

•
It is possible to (i) choose a retroactive application of IFRS to goodwill generated before the date of the transition to IFRS, or (ii) adopt an optional exemption to record the balance of goodwill at December 31, 2008 as an attributed cost.

Since we have no goodwill, we do not believe that this difference impacts our financial statements.

Fair Value Option with Respect to Financial Assets and Liabilities

According to the Compendium, banks are not allowed to value assets or liabilities at their fair value in place of the depreciated cost method.

IFRS allows an entity to value a financial asset or liability (or a group of financial assets or liabilities, or both), on the official recognition date, at fair value with changes in fair value to be recognized in its financial statements. Once this option has been made, it is irrevocable. The fair value option is not applicable to investments in capital instruments without a market price available in an active market, and thus whose fair value cannot be estimated in a reliable way.

We do not believe that this difference impacts our financial statements because this accounting treatment is optional.

Loan loss allowances

Considering our incurred loss approach for IFRS purposes by using our internally developed models, all differences with the SBIF models have been reversed in respect to our Consolidated Financial Statements prepared under IFRS as issued by the IASB.

Santander-Chile’s transition date to IFRS was January 1, 2008. The Bank prepared its opening balance under these standards as of such date. Consequently, the date of adoption of the new standards by the Bank and its subsidiaries was January 1, 2009.

The notes to the unaudited condensed consolidated interim financial statements contain information in addition to that presented in the Unaudited Condensed Consolidated Interim Statements of Financial Position, Unaudited Condensed Consolidated Interim Statements of Income, Unaudited Condensed Consolidated Interim Statements of Comprehensive Income, Unaudited Condensed Consolidated Interim Statements of Changes in Equity and Unaudited Condensed Consolidated Interim Statements of Cash Flows. These notes provide a narrative description of such statements.

B. Other Critical Accounting Policies

General

Our unaudited condensed consolidated interim financial statements include various estimates and assumptions, including but not limited to the adequacy of the allowance for loan losses, estimates of the fair value of certain financial instruments and the selection of useful lives of certain assets.

We evaluate these estimates and assumptions on an ongoing basis. Management bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances. Actual results in future periods could differ from those estimates and assumptions, and if these differences were significant enough, our reported results of operations would be affected materially. We believe that the following are the more critical judgment areas or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.

Allowance for loan losses

The Bank maintains loan loss allowances in amounts determined in accordance with its internal models. These models for rating and evaluating credit risk are approved by the Bank’s Board of Directors. Our credit scoring system considers both the length of time by which the loan is overdue and the borrower’s risk profile, which includes the borrower’s overall indebtedness and credit behavior under the borrower’s obligations to third parties.

Our internal provisioning models use statistical models that take into account a borrower’s credit history and indebtedness levels. Group ratings that determine loan loss allowances based only on non-performance are being phased out and replaced by statistical scoring systems. Large commercial loans are rated on an individual basis. For large commercial loans, leasing and factoring, we assign a risk category level to each borrower and its respective loans. We consider the following risk factors in classifying a borrower’s risk category: (i) the borrower’s industry or sector, (ii) owners or managers, (iii) financial condition, (iv) payment ability and (v) payment behavior. For a detailed description of the models we use to determine loan loss allowances for commercial loans. Group assessment for loan loss allowances is applied for a large number of borrowers whose individual loan amounts are relatively insignificant. Currently, we use group analysis to determine loan loss allowances for certain types of loans, such as loans to small- and mid-sized companies and commercial loans to individuals.

Derivative activities

As of September 30, 2011 and 2010, derivatives are measured at fair value on the statement of financial position and the net unrealized gain (loss) on derivatives is classified as a separate line item within the income statement. Under IFRS, banks must mark-to-market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The Bank recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign net investments.

•
When a cash flow hedge exists, the fair value movements on the part of the hedging instrument and the hedged item that is effective are recognized in equity as “valuation adjustments”. Any ineffective portion of the fair value movement on the hedging instrument and the hedged item is recognized in the income statement.

•	When a fair value hedge exists, the fair value movements on the hedging instrument and the corresponding fair value movements on the hedged item are recognized in the income statement.

•
When a hedge of net investment in a foreign operation exists, the fair value movements on the part of the hedging instrument and the hedged item that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

C. Operating Results

Chilean Economy

All of our operations and substantially all of our customers are located in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in this country. In 2010, the Chilean economy grew 5.1%, compared to a decrease of 1.5% in 2009 and an increase of 3.2% in 2008.

In the first half of 2011 the Chilean economy grew 8.4%. In the first half of 2011, internal demand increased 12.0%, private investment increased 15.4%, and private consumption increased 11.4%. Unemployment has also been decreasing. As of August 2011, the unemployment rate was 7.4%, compared to 8.3% in August 2010.  Part of this growth can be explained by the strong rebound in economic activity compared to a weaker first half of 2010 that was negatively affected by the February 2010 earthquake.  Going forward economic activity is expected to continue to increase, but at a slower pace given the uncertain global environment.

As a result of the economic recovery, the CPI and interest rates have been increasing. In the twelve month period ended September 30, 2011, CPI inflation reached 3.27%.  CPI inflation in 2010 increased 2.97% compared to a 1.38% decrease in 2009.  As a result of rising price levels and higher economic activity, interest rates also increased in 2011. The overnight interbank rate set by the Central Bank increased 250 basis points in the twelve month period ended September 30, 2011 to 5.25%.

The Chilean banking sector evolved in line with overall economic developments with an increase in the volume of loans. Total loans as of September 30, 2011 in the Chilean financial system were Ch$84,895,290 million (US$175.5 billion), an increase of 16.5% in the last twelve months. Total customer deposits (defined as time deposits plus checking accounts) totaled Ch$73,381,732 million (US$151.7 billion) as of September 30, 2011, an increase of 19.6% in the last twelve months. The non-performing loan ratio defined as in the Chilean banking industry decreased from 2.7% at year-end 2010 to 2.4% as of September 30, 2011.

Impact of Inflation

Our assets and liabilities are denominated in Chilean pesos, UF and foreign currencies. The Bank no longer recognizes inflation accounting and has eliminated price level restatement in line with IFRS, but inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean CPI during the prior calendar month. One UF equaled Ch$20,942.88 at December 31, 2009, Ch$21,455.55 at December 31, 2010 and Ch$22,012.69 at September 30, 2011.

High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on us. Negative inflation rates also could negatively impact our results. In 2010, CPI inflation was 3.0% compared to a decline of 1.4% in 2009 and a rise of 7.1% in 2008. CPI inflation in year-to-date in the nine-month period ended September 30, 2011 increased 2.98% compared to a 2.68%  increase year-to-date in the nine-month period ended September 30, 2010.  There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that we will not be adversely affected by changing levels of inflation. In summary:

•
UF-denominated assets and liabilities. In 2010, UF inflation was +2.45% compared to -2.4% in 2009 and +9.3% in 2008. UF inflation in the nine-month period ended September 30, 2011 increased 2.60% compared to a 1.90% increase in the nine-month period ended September 30, 2010. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.  Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected by inflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our average UF-denominated interest earning assets exceeded our average UF-denominated interest bearing liabilities by Ch$ 3,478,952 million in the nine-month period ended September 30, 2011 compared to Ch$ 3,092,340 million in the same period in 2010.  See “Selected Statistical Information ―Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest Bearing Liabilities.” In general, the Bank has more UF-denominated financial assets than UF-denominated financial liabilities. In the nine-month period ended September 30, 2011, the interest gained on interest earning assets denominated in UF increased 21.4% compared to the same period in 2010 as a result of the higher inflation rates. In the nine-month period ended September 30, 2011, the interest paid on these liabilities increased 22.1% compared to the same period in 2010.

•
Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates (see “Item 9: Quantitative and Qualitative Disclosures About Market Risk”). In order to keep this duration gap below regulatory limits the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In the nine-month period ended September 30, 2011, the loss from the swaps taken in order to hedge mainly for inflation and interest rate risk totaled Ch$24,208 million compared to Ch$15,202  million in the same period in 2010.

	As of September 30,		% Change
Inflation sensitive income	2011	2010	2011/2010
	(In million of Chilean pesos)
Interest earned on UF assets (1)	492,160	405,419	21.4%
Interest paid on UF liabilities (1)	(272,347)	(223,068)	22.1%
Hedging results	(38,978)	2,965	--%
Net gain	180,835	185,316	(2.4%)

(1)	Includes results from interest-rate hedging.

•
Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. (See “Item 3: C. Operating Results–Interest Rates”). We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. (See “Item 9: Quantitative and Qualitative Disclosures About Market Risk”). The ratio of the average of such demand deposits to average interest-earning assets was 17.5% as of September 30, 2011 and 18.1% as of September 30, 2010.

Interest Rates

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities are generally re-priced sooner than our assets, changes in the rate of inflation or short term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. At the same time, our net interest margin tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. (See “Item 3: C. Operating Results–Impact of Inflation–Peso-denominated assets and liabilities”). An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest bearing liabilities. In addition, because our peso-denominated liabilities have relatively short re-pricing periods, they are generally more responsive to changes in inflation or short term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. In 2010, the Chilean peso in relation to the U.S. dollar appreciated 7.5% compared to a 19.5% appreciation in 2009 and a 26.9% depreciation in 2008. Year-to-date as of September 30, 2011, the Chilean peso has depreciated 10.0%. (See “Item 1: A. Selected Financial Data–Exchange Rates”). A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading.

The Bank also uses a sensitivity analysis with both internal limits and regulatory limits to seek to manage the potential loss in net interest income resulting from fluctuations of interest rates on U.S. dollar denominated assets and liabilities and a VaR model to limit foreign currency trading risk (see “Item 9: Quantitative and Qualitative Disclosures About Market Risk”).

The compositions of our assets, liabilities and equity as of September 30, 2011, by currency are as follows:

	As of September 30, 2011, Ch$ million
	Ch$(1)	UF	Ch$ linked to	US$	Total
			US$
Assets
Cash and deposits	873,031	-	-	939,753	1,812,784
Unsettled transactions	460,788	-	-	355,813	816,601
Trading investments	81,456	419,703	-	2,654	503,813
Investments under agreements to resell	12,157	-	-	-	12,157
Financial derivative contracts	2,011,585	-	-	-	2,011,585
Interbank loans	-	-	-	88,019	88,019
Loans and receivables from customers	6,739,410	8,553,273	52,895	1,850,217	17,195,795
Available for sale investments	1,982,877	109,899	-	11,868	2,104,644
Investments held to maturity	-	-	-	-	-
Investments in other companies	8,232	-	-	-	8,232
Intangible assets	77,229	-	-	-	77,229
Property, plant and equipment	153,116	-	-	-	153,116
Current taxes	27,746	-	-	-	27,746
Deferred taxes	130,548	-	-	-	130,548
Other assets (2)	489,816	71,119	3,645	148,966	713,546
Total assets	13,047,991	9,153,994	56,540	3,397,290	25,655,815
Liabilities
Deposits and other sight obligations	3,695,803	195,205	-	605,749	4,496,757
Unsettled transactions	173,022	-	-	293,041	466,063
Investment under agreements to repurchase	180,469	1,024	-	45,550	227,043
Deposits and other time deposits	5,805,419	2,249,181	-	1,340,646	9,395,246
Financial derivative contracts	1,625,274	-	-	-	1,625,274
Interbank borrowings	-	910	-	2,024,146	2,025,056
Issued debt instruments	254,306	2,662,905	-	1,595,695	4,512,906
Other financial liabilities	143,328	14,002	6,679	2,984	166,993
Current taxes	2,300	-	-	-	2,300
Deferred taxes	11,580	-	-	-	11,580
Provisions	142,834	-	-	-	142,834
Other liabilities (2)	261,153	25,773	4,033	272,067	563,026
Total liabilities	12,295,488	5,149,000	10,712	6,179,878	23,635,078
Equity
Attributable to Bank Shareholders	1,988,444	-	-	-	1,988,444
Capital	891,303	-	-	-	891,303
Reserves	51,539	-	-	-	51,539
Valuation adjustment	593	-	-	-	593
Retained earnings :
Retained earnings of prior periods	833,830	-	-	-	833,830
Net income for the period	301,684	-	-	-	301,684
Minus: Provision for mandatory dividends	(90,505)	-	-	-	(90,505)
Non−controlling interest	32,293	-	-	-	32,293
Total equity	2,020,737	-	-	-	2,020,737
Total liabilities and equity	14,316,225	5,149,000	10,712	6,179,878	25,655,815

(1)	Includes the value of swap instruments and balances of executed transactions which contractually defer the payment of sales transactions or the delivery of foreign currency acquired.

(2)	Other assets and liabilities include the threshold position from derivative contracts.

Results of Operations for the Nine-Month Periods Ended September 30, 2011 and 2010

The following discussion is based upon and should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements included in this report.  The Unaudited Interim Condensed Consolidated Financial Statements have been prepared in accordance with IFRS. The following table sets forth the principal components of our net income for the nine-month periods ended September 30, 2011 and 2010 as published by the Bank on October 27, 2011.

	For the Nine-Month Period Ended September 30,
	2011	2011	2010
CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT DATA	US$ thousands(1)	Ch$ million of constant pesos		% Change 2011 /2010
IFRS:
Interest income and expense
Interest income	2,446,412	1,271,278	1,045,602	21.6%
Interest expense	(1,083,660)	(563,124)	(337,748)	66.7%
Net interest income	1,362,752	708,154	707,854	0.0%
Fees and income from services
Fees and commission income	522,546	271,541	247,346	9.8%
Fees and commission expense	(119,525)	(62,111)	(53,401)	16.3%
Net fees and commission income	403,021	209,430	193,945	8.0%
Other operating income
Net income from financial operations	295,458	153,535	51,946	195.6%
Foreign exchange profit (losses), net	(144,838)	(75,265)	24,381	(408.7%)
Financial transactions, net	150,620	78,270	76,327	2.5%
Other operating income	2,240	1,164	25,826	(95.5%)
Total other operating income	152,860	79,434	102,153	(22.2%)
Net operating profit before loan losses	1,918,633	997,018	1,003,952	(0.7%)
Provision for loan losses	(446,343)	(231,942)	(208,826)	11.1%
Net operating profit	1,472,290	765,076	795,126	(3.8%)
Operating expenses
Personnel salaries and expenses	(399,076)	(207,380)	(184,921)	12.1%
Administrative expenses	(234,924)	(122,078)	(109,743)	11.2%
Depreciation and amortization	(76,278)	(39,638)	(36,227)	9.4%
Impairment	(210)	(109)	(4,665)	(97.7%)
Other operating expenses	(66,469)	(34,540)	(36,822)	(6.2%)
Total operating expenses	(776,957)	(403,745)	(372,378)	8.4%
Operating income	695,333	361,331	422,748	(14.5%)
Other non-operating results
Income from investments in other companies	3,219	1,673	1,175	42.4%
Total other non-operating results	3,219	1,673	1,175	42.4%
Income before tax	698,552	363,004	423,923	(14.4%)
Income tax	(111,503)	(57,943)	(56,752)	2.1%
Net income for the period	587,049	305,061	367,171	(16.9%)
Net income attributable to:
Equity holders of the Bank	580,551	301,684	367,270	(17.9%)
Non-controlling interests	6,498	3,377	(99)	--%

(1)
Amounts stated in U.S. dollars at and for the nine-month period ended September 30, 2011, have been translated from Chilean pesos at the exchange rate of Ch$519.65 = US$1.00 as of September 30, 2011. See “Item 1: A. Selected Financial Data–Exchange Rates” for more information on exchange rate.

Net income for the nine-month period ended September 30, 2011, decreased 16.9% to Ch$305,061 million. Our return on annualized average equity was 20.6% in the nine-month period ended September 30, 2011 compared to 28.3% in the same period in 2010.

In the nine-month period ended September 30, 2011, net operating profit before loan losses was Ch$997,018 million, a decrease of 0.7% compared to the corresponding period in 2010. Our net interest income was essentially unchanged at Ch$708,154 million in the 2011 period. The average balance of our interest-earning assets increased by 17.3% in the nine-month period ended September 30, 2011 compared to the corresponding period in 2010.  However, our net interest margin decreased 80 basis points to 4.7% in the same period mainly due to higher funding costs. As discussed in further detail below, the rise in the average rate of interest paid on time deposits from the effect of higher short-term interest rates increased overall funding costs. This was only partially offset by higher volumes and higher asset yields reflecting higher inflation in 2011 compared to 2010.

Net fees and commission income increased 8.0% to Ch$209,430 million in the nine-month period ended September 30, 2011 compared to the same period in 2010. Net fees were positively affected by the growth of the Chilean economy and the Bank’s marketing and promotion efforts to increase product usage. Fees from credit, debit and ATM cards increased 9.8%, fees from insurance brokerage fees increased by 15.8% and securities brokerage fees increased 30.0% in the periods being analyzed. These increases were partially offset by a 6.5% decrease in fees from checking accounts and lines of credit. This decline was due to the reduction in the amount of lines of credit and overdraft lines made available to clients, following an increase in Chilean Bank GAAP of provisioning requirements for unused lines of credit.

Results of financial transactions, net, which is the sum of trading activities, fair value adjustments and foreign exchange transactions, totaled Ch$78,270 million in the nine-month period ended September 30, 2011, an increase of 2.5% compared to the corresponding period in 2010. These results include the results of our Treasury Department’s trading business and financial transactions with customers, Santander Global Connect (SGC) as well the results of our Financial Management Division. The results from SGC, a specialized platform designed to facilitate the sale of derivatives to a broad range of companies in all segments through our branch network and through market-making, increased 4.6%. Our proprietary trading results totaled a gain of Ch$13,895 million in the nine-month period ended September 30, 2011, which represented an increase of 98.5% compared to the corresponding period in 2010. This was mainly due to positive results in the foreign exchange market. The results from the Financial Management Division were a loss of Ch$8,545 million in the nine-month period ended September 30, 2011 compared to a gain of Ch$2,295 million in the nine-month period ended September 30, 2010. Throughout 2011, the Bank has maintained above average levels of liquidity, part of which is generated from US$ liabilities, as a conservative measure given the uncertainty surrounding global financial markets. These dollar liabilities are hedged through derivatives (short term foreign currency swaps), but as the short term interest rate differential between USD and CLP has increased, this has produced a higher cost  registered in financial transactions, net. This higher cost is partially offset in net interest income where the interest earned on the short-term liquid asset is registered and the interest expense of the US$ liabilities is also recorded.

Other operating income totaled a gain of Ch$1,164 million in the nine-month period ended September 30, 2011, a 95.5% decrease from Ch$25,826 million in the corresponding period in 2010. This decline was mainly due to the gain from sale of branches recorded in 2010 which did not occur in 2011 as well as lower recoveries of provisions for contingencies and a decrease in insurance payments  relating to the earthquake.  In the nine-month period ended September 30, 2010, the Bank sold 16 branches for a gain of Ch$12,975 million recognized as income from the sale of Bank property, plant and equipment.  These branches are now rented to us. The Bank did not finance this acquisition and the acquirers were non-related parties.

Charge-offs of non-performing loans increased 28.4% in the periods being analyzed, totaling Ch$194,222 million. Consumer loan charge-offs increased 37.5% in the nine-month period ended September 30, 2011 compared to the corresponding period in 2010.  The rise was mainly due to the growth in consumer lending, which in the same period, increased 14.5%. The tightening of renegotiation policies for consumer loans also led to a greater amount of impaired consumer loans entering non-performing status and subsequently being charged-off. The ratio of non-performing consumer loans to total consumer loans rose from 2.87% as of September 30, 2010 to 3.84% as of September 30, 2011. Coverage of consumer non-performing loans was 217.6% as of September 30, 2011 compared to 294.9% as of September 30, 2010.  The ratio of impaired consumer loans to total consumer loans decreased from 17.8% as of September 30, 2010 to 14.5% as of September 30, 2011.

Net provision expense increased by 11.1% to Ch$231,942 million in the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010. This was mainly due to the 28.4% increase in charge-offs. Gross provisions on the other hand decreased 33.8% to Ch$53,739 million. This decrease was mainly due to lower gross provisions in consumer lending. In the nine-month period ended September 30, 2010, we recognized Ch$30,466  million in provisions mainly for consumer loans as a result of improvements made to credit scoring models. The effect of non-recurrence in 2011 of this change in our model was offset in part by an increase in gross provision for residential mortgage loans.  The total impact of this change on loan loss reserves was Ch$13,006 million or 0.3% of the Bank’s total residential mortgage portfolio.

As a result of the factors mentioned above, net operating profit decreased 3.8% in the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010 and totaled Ch$765,076 million.

Operating expenses in the nine-month period ended September 30, 2011 increased 8.4% compared to the corresponding period in 2010. Personnel salaries and expenses increased by 12.1% mainly due to higher headcount, as well as higher severance payments. Administrative expenses increased 11.2%. The main reason for this rise in administrative expenses was the greater business activity as well as the expenses related to IT projects being carried out to improve productivity. An additional factor was the 25.5% rise in branch rental expenses to Ch$16,437 million in the nine month period ended September 30, 2011 due to our branch sales in 2010. Our efficiency ratio was 40.5% in the nine-month period ended September 30, 2011 compared to 37.1% in the same period in 2010.

Other operating expenses were Ch$34,540 million in the nine-month period ended September 30, 2011, a 6.2% decrease compared to the same period in 2010. The decrease in other expenses was due in part to lower earthquake related expenses, lower expenses related to repossessed assets and lower credit card expenses.

Our income tax expense increased by 2.1% in the nine-month period ended September 30, 2011 compared to the same period in 2010. The effective tax rate paid was 16.0% in the nine-month period ended September 30, 2011 compared to 13.4% in the corresponding period in 2010. The statutory tax rate in Chile in 2011 was 20% compared to 17% in 2010.  The higher effective tax rate is mainly due to this rise in the statutory corporate tax rate. The Chilean government and Congress in 2010 approved a temporary increase in the corporate tax rate to 20% in 2011, 18.5% in 2012 and back to 17% in 2013, as part of the plan to finance the reconstruction of public works in the zones most affected by the February 2010 earthquake and tsunami.  The Bank’s effective tax rate tends to be below the statutory rate since for tax purposes the Bank must still recognize the effects of price level restatement on equity even though inflation accounting is no longer required by Chilean Bank GAAP.

Results of operations by business segments

For internal information, Banco Santander Chile maintained in 2011 the general criteria used in 2010 for business segmentation, with the following exception:

The system for calculating the internal transfer rate (ITR) changed. Prior to 2011, Banco Santander Chile’s management model applied an ITR to each operation on the basis of its maturity, regardless of whether it was an operation for assets or liabilities. During and since the financial and liquidity crisis, the real cost of liquidity has consistently and significantly differed from the reference yield curve.  Therefore, the Bank decided to revise the system for measuring the spread by changing the ITR applied by the corporate centre to the units. This change makes the model more in line with the requirements of regulators, ensures a better pricing of operations and enables the market to better assess the profitability of businesses.

This change was not significant for the Bank and does not materially alter its results.

As a result of the above mentioned change in the ITR calculation in 2011, in order to compare homogeneous financial information, the income statement for the nine months period ended September 30, 2010 of the business segments should be adjusted, in the net interest income line, as follows:

▪	Individuals: a decrease of Ch$4,719 million;

▪	Small and mid-sized companies: a decrease of Ch$27,065 million;

▪	Institutional: a decrease of Ch$4,414 million;

▪	Middle-market: a decrease of Ch$7,276;

▪	Global banking and markets: an increase of Ch$18,566; and

▪	Other: an increase of Ch$24,908.

There was no effect to the reported amounts in net fee and commission income, ROF, provisions, support expenses, and loans and accounts receivables from customers as a result of the change in the ITR calculation.

Net interest income, before adjustments

	Nine-Month Period Ended September 30,		% Change
	2011	2010	2011/2010
	(in millions of Ch$, except percentages)
Individuals	416,739	400,204	4.1%
Small and mid-sized companies	149,164	171,833	(13.2%)
Institutional	19,531	19,172	1.9%
Middle-market	99,999	103,401	(3.3%)
Global banking & markets	35,369	16,836	110.1%
Other net interest income (1)	(12,648)	3,592	--%
Net interest income	708,154	707,854	0.0%

Figures in the Unaudited Condensed Consolidated Interim Income Statement do not reflect these adjustments. However, in order to explain the variations of comparable periods, the explanations below do consider the adjustments when these are significant.

Net interest income, adjusted

	Nine-Month Period Ended September 30,		% Change
	2011	2010	2011/2010
	(in Ch$ million, except percentages)
Individuals	416,739	395,485	5.4%
Small and mid sized companies	149,164	144,768	3.0%
Institutional	19,531	14,758	32.3%
Total middle-market	99,999	96,125	4.0%
Global banking & markets	35,369	35,402	(0.1%)
Other net interest income (1)	(12,648)	21,316	--%
Net interest income	708,154	707,854	0.0%
Average interest-earning assets	20,091,577	17,135,052	17.3%
Net interest margin (2)	4.7%	5.5%
Average shareholders’ equity and average non-interest-bearing demand deposits to total average interest-earning assets	27.5%	28.2%

(1)	Consists mainly of net interest income from the Financial Management Division and the cost of funding our fixed income trading portfolio.

(2)	Net interest margin is net interest income divided by average interest-earning assets.

Our net interest income totaled Ch$708,154  million in the nine-month period ended September 30, 2011, substantially unchanged from the corresponding period in 2010. Average interest earning assets increased 17.3% in the nine-month period ended September 30, 2011, driven mainly by consumer and SME lending. Net interest margin in the same period in 2011 was 4.7% compared to 5.5% in the same period in 2010. Net interest margins were negatively affected by the rise in average short-term interest rates. As interest-bearing liabilities generally have shorter terms than interest-earning assets, a rise in short-term rates has a negative effect on our margins. The average nominal rate we paid on our peso denominated interest-bearing liabilities was 4.6% in the nine-month period ended September 30, 2011 compared to 1.6% in the nine-month period ended September 30, 2010. The average nominal rate we paid on our peso denominated time deposits was 4.0% in the nine-month period ended September 30, 2011 compared to 1.3% in the nine-month period ended September 30, 2010. As a result, interest expense in the nine-month period ended September 30, 2011 increased 66.7% compared to interest expense in the nine-month period ended September 30, 2010.

The impact of interest rate increases was partially offset by a higher local inflationary environment. In the nine-month period ended September 30, 2011, the value of the UF increased by 2.6% compared to a rise of 1.9% in the corresponding period in 2010. As we have more interest-earning assets than liabilities linked to the UF, our net interest income was positively affected by this change in inflationary trends. At the same time, the higher interest rate environment also pushed upward the nominal rate earned over our interest earning assets, albeit to a lesser extent than the rise of our funding costs. The average nominal rate earned over interest earning assets increased to 6.3% in the nine-month period ended September 30, 2011 from 6.1% in the nine-month period ended September 30, 2010.

The changes in net interest income by segment in the nine-month period ended September 30, 2011 as compared to the nine-month period ended September 30, 2010 were as follows:

•
Net interest income from individuals increased 5.4%, mainly as a result of the 14.3% increase in loan volumes in this segment. This was partially offset by higher funding costs and lower yields earned on consumer loans. The average nominal rate earned over consumer loans grew from 14.2% in the in the nine-month period ended September 30, 2010 to 15.4% in in the nine-month period ended September 30, 2011. This was due to the normalization of loan spreads as economic growth gained momentum and following a period of high consumer loan yields and risk during the 2009 recession and the 2010 earthquake. Interest income from residential mortgage loans increased 21.2% as a result of the rise in inflation rate as the majority of these loans are linked to inflation.

•
Net interest income from small and mid-sized companies increased 3.0% mainly as a result of a 9.6% increase in loans to this segment in the same period.  This was partially offset by the normalization of loan spreads as was the case in consumer loans and the increase in average short-term interest rates, which affected funding costs.

•
Net interest income from the total middle-market segment increased 4.0%, mainly as a result of the 18.1% increase in loans to this segment in the same period due to the general economic recovery. This was partially offset by the rise in funding costs.

•
Loans in the Global Banking and Markets segment increased 35.5% in the nine-month period ended September 30, 2011 compared to the same period in 2010.  Net interest income from the Global Banking and Markets segment decreased 0.1% in the same period. This was mainly due to the higher short-term interest rates that tend to affect this segment more than others as these loans are also short-term in duration and, therefore, have lower yields.

•
Other net interest income consists mainly of net interest income from the available for sale investment portfolio and deposits in the Central Bank and the financial cost of supporting our cash position and investment portfolio for trading, the interest income from which is recognized as net income from financial operations and not interest income. The net interest income included as “other” totaled a loss of Ch$12,648 million in the nine month period ended September 30, 2011 compared to a gain of Ch$21,316 million in the nine-month period ended September 30, 2010. As short-term interest rates increased, the financial cost of maintaining these lower yielding assets rose. Simultaneously, the yield obtained on low yielding assets did not rise as the Bank increased its short-term liquidity as a proactive measure given the uncertainty surrounding global financial markets, since the second quarter of 2011. This segment reflects the impact of higher funding costs that finance the Bank’s financial investments and cash position.

The following table shows our balances of loans and accounts receivables from customers and interbank loans by segment at the dates indicated.

	At September 30,		% Change
Loans by segment (Ch$ million)	2011	2010	2011/2010
Individuals	9,187,526	8,035,617	14.3%
Small and mid-sized companies	2,522,698	2,301,536	9.6%
Institutional	351,644	340,274	3.3%
Middle-market	3,731,980	3,160,681	18.1%
Global banking & markets	1,905,005	1,406,210	35.5%
Other	69,541	59,933	16.0%
Total loans (1)	17,768,394	15,304,251	16.1%

(1)	Includes interbank loans.

We expect continued loan growth in 2011 and 2012, although not necessarily at levels similar to the first nine months of 2011. If GDP does not grow in line with forecasts this could have a negative input on us.

Fee and commission income

The following table sets forth certain components of our income from services (net of fees paid to third parties directly connected to providing those services, principally fees relating to credit card processing and ATM network administration) in the nine-month periods ended September 30, 2011 and 2010.

	Nine-Month Period Ended September 30,		% Change
	2011	2010	2011/2010
	(in Ch$ million, except percentages)
Collections	46,387	43,372	7.0%
Credit, debit and ATM cards	45,249	41,222	9.8%
Checking accounts and lines of credit	30,223	32,340	(6.5%)
Asset management	29,928	29,111	2.8%
Insurance brokerage	26,344	22,750	15.8%
Letters of credit	17,849	17,351	2.9%
Brokerage and custody services	8,323	6,404	30.0%
Office banking	1,883	1,344	40.1%
Other fees	3,244	51	6,260.8%
Total fees and commission income, net	209,430	193,945	8.0%

Net fees and commission income increased 8.0% to Ch$209,430 million in the nine-month period ended September 30, 2011 compared to the same period in 2010.

Fees from collections increased by 7.0% in the nine-month period ended September 30, 2011 compared to the same period in 2010. This was mainly due to an increase in collection of insurance premiums for loan related insurance as loan origination increased in the year. Going forward, this line item could be negatively impacted by proposed legislation to modify the mandatory loan insurance market. (See Item 1- Risk Factors—“Chile’s banking regulatory and capital markets environment is continually evolving and may change.”).

Fees from credit, debit and ATM cards increased by 9.8%, reflecting increased usage of our credit cards. Usage measured in terms of monetary purchases was up  21.2% in the nine-month period ended September 30, 2011 compared to the corresponding period in 2010.  As of September 30, 2011, the Bank, which has a 25.4% market share of all bank credit card accounts, had generated 37.6% of all bank monetary purchases year-to-date.

Fees from checking accounts and lines of credit, which includes the maintenance fee for checking accounts and lines of credit and fees charged for the unauthorized overdraft of lines of credit, decreased 6.5% in the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010.  This decrease was due to the 27.4% decline in fees from lines of credit and authorized overdrafts, which totaled Ch$8,862 million in the nine month period ended September 30, 2011.  This decrease was a result of an industry wide reduction in the amount of lines of credit and overdraft lines available to clients, following an increase in Chilean Bank GAAP of provisioning requirements for unused lines of credit. Fees from checking accounts increased 6.1% in the period being analyzed and totaled Ch$21,361 million. This in line with the 7.3% increase in total checking accounts to 739,671 in the 12 month period being analyzed.

Fees from our asset management business increased 2.8% in the nine-month period ended September 30, 2011 compared to the same period in 2010. Total funds under management decreased 13.8% in the period being analyzed and totaled Ch$2,849,198 million (US$5.5 billion). The positive performance of our international equity funds managed by this subsidiary had a positive impact on fees, especially in the first half of the year. As global markets weakened the rate of growth of fees from asset management and total assets under management began to decelerate in the third quarter.

Insurance brokerage fees increased by 15.8%. This was mainly due to greater business volumes in our insurance brokerage subsidiary and higher sales of insurance products through our website and branch network.

Fees from letters of credit and other contingent operations increased 2.9%. This was mainly due to positive performance of our international and foreign trade financing businesses with clients.

Brokerage and custody fees increased 30.0% in the nine-month period ended September 30, 2011 as compared to the corresponding period in 2010. This was primarily due to higher stock brokerage fees, which increased 33.7% to Ch$7,160 million as more clients have used our online and branch-network brokerage services.

Fees from office banking increased 40.1% as more companies used this product. Other fee income increased by 6,260.8% mainly due to higher financial advisory and other services for corporations.

The following table sets forth, for the periods indicated our fee income broken down by segment for the periods indicated:

	Nine-Month Period Ended September 30,		% Change
	2011	2010	2011/2010
	(in millions of Ch$, except percentages)
Individuals	140,905	138,506	1.7%
Small and mid-sized companies	28,702	25,973	10.5%
Institutional	1,382	1,848	(25.2%)
Middle-market	18,265	16,304	12.0%
Global banking and markets	17,689	17,497	1.1%
Other	2,487	(6,183)	--%
Total fees and commission income, net	209,430	193,945	8.0%

Fees from individuals increased 1.7% in the nine-month period ended September 30, 2011 compared to the same period in 2010 mainly as a result of the increase in fees from credit cards, collections and insurance brokerage partially offset by the fall in fees from lines of credit.

The rise in fees by 10.5% from small and mid-sized companies and the middle market was mainly due to higher fees from office banking, brokerage and custody and foreign trade related business.

Fees from institutions decreased 25.2% primarily as a result of lower business activity with universities.

Fees from the Global Banking and Markets segment increased by 1.1%, mainly as a result of a slight increase in fees from investment banking activities.

Financial transactions, net

The following table sets forth information regarding our income (expenses) from financial transactions in the nine-month periods ended September 30, 2011 and 2010.

	Nine-Month Period Ended September 30,		% Change
	2011	2010	2011/2010
	(in millions of Ch$, except percentages)
Net income from financial operations	153,535	51,946	195.6%
Foreign exchange profit (loss), net	(75,265)	24,381	--%
Total financial transactions, net	78,270	76,327	2.5%

Total financial transactions, net, which is the sum of trading activities, fair value adjustments in our securities portfolio and foreign exchange transactions, totaled Ch$78,270 million in the nine-month period ended September 30, 2011, an increase of  2.5% compared to the same period in 2010. These results include the results of our Treasury’s trading business and financial transactions with customers as well the results of our Financial Management Division.

Net income from financial operations was Ch$153,535 million in the nine-month period ended September 30, 2011 compared to Ch$51,946 million in the corresponding period in 2010. In the nine-month period ended September 30, 2011, the Chilean peso depreciated 10.0% compared to a 4.2% appreciation in the same period in 2010. This explains the difference in results from derivatives classified as trading which totaled Ch$111,492 million in the nine-month period ended September 30, 2011 compared to Ch$27,686 million in 2010. Derivatives are mainly composed of forwards and swap contracts that hedge our spot position in foreign currency. Our spot position includes all assets and liabilities in foreign currency and in Ch$ linked to US$ that are not derivatives. For more details see “Item 9—Quantitative and Qualitative Disclosures About Market Risk—Market risk management—Market risk – local and foreign financial management”. As the Chilean peso appreciates, we usually record a low or negative result from the fair value of derivatives held for trading. As the Chilean peso depreciates, we usually record a high result from the fair value of derivatives held for trading. This is offset by foreign exchange transaction results, which includes the mark-to-market of our spot foreign currency position.

	Nine-Month Period Ended September 30,		% Change
	2011	2010	2011/2010
	(in millions of Ch$, except percentages)
Derivatives classified as trading	111,492	27,686	302.7%
Trading investments	31,466	26,596	18.3%
Sale of loans	5,578	3,867	44.2%
Available-for-sale instruments sales	(1,912)	(6,244)	(69.4%)
Other results	6,911	41	16,756.1%
Net income from financial operations	153,535	51,946	195.6%

In the nine-month period ended September 30, 2011, we also recorded a gain of Ch$5,578 million from the sale of loans, mainly loans that have been previously charged-off compared to Ch$3,867 million in 2010. These loans were sold to various non-related collection companies and asset managers. The Bank also sold in 2011 shares it held in Visa Inc. and recorded a one-time gain from this sale of Ch$5,705 million in other results in net income from financial transactions.

The higher results from trading investments is mainly due to high interest income from this portfolio as 71% of this assets are denominated in UFs and, therefore, when inflation rises interest income from these assets increases. The negative result from the available for sale portfolio is mainly due to higher interest rates, which has a negative impact on the realized losses of these financial investments. The interest income from the available for sale portfolio is recorded as net interest income and interest income from the trading portfolio is recorded as income in net income from financial operations.

Foreign exchange activities produced a net loss of Ch$75,265 million in the nine-month period ended September 30, 2011 compared to a gain of Ch$24,381 million in the corresponding period in 2010.  This decrease is mainly the result of the depreciation of the Chilean peso against the dollar in the nine-month period ended September 30, 2011 compared to an appreciation in the same period in 2010. The effects on net income from the change in value of our spot foreign currency position should continue to be negative if the peso continues to depreciate as our spot funding base in foreign currency is larger than our spot asset position in foreign currency.

	Nine-Month Period Ended September 30,		% Change
	2011	2010	2011/2010
	(in millions of Ch$, except percentages)
Foreign exchange transactions	(259,037)	156,904	--%
Hedge-accounting derivatives	179,209	(132,343)	--%
Translation gains and losses over assets and liabilities indexed to foreign currencies, net	4,563	(180)	--%
Net results from foreign exchange profit (loss)	(75,265)	24,381	--%

Foreign exchange transactions totaled a net loss of Ch$259,037 million in the nine-month period ended September 30, 2011 compared to a gain of Ch$156,905 million in the corresponding period in 2010.  This lower result was mainly due to the depreciation of the Chilean peso against the dollar in the nine-month period ended September 30, 2011 compared to an appreciation in the same period in 2010.  This is largely offset by the fair value of foreign exchange derivatives in net gains from trading and fair value as described above in net income from financial operations. The derivatives included in this line item are mainly cross-currency swaps that hedge the interest rate risk of bonds issued abroad. Excluding interest rate and other derivatives that qualify for hedge accounting, the conversion and fair value of foreign currency derivatives are for the most part recognized as a gain or loss in the net results from fair value and trading and not as foreign exchange transactions. This distorts the results from fair value and trading and foreign exchange transactions. In order to more easily compare the results from financial transactions, net, we present the following table that separates the results by line of business.

	Nine-Month Period Ended September 30,		% Change
	2011	2010	2011/2010
	(in millions of Ch$, except percentages)
Santander Global Connect (1)	40,847	39,044	4.6%
Market-making and other client activities	26,495	24,120	9.8%
Client treasury services	67,342	63,164	6.6%
Sale of loans and charged-off loans	5,578	3,867	44.2%
Proprietary trading	13,895	7,001	98.5%
Financial Management (ALCO) (2)	(8,545)	2,295	--%
Non-client treasury income	10,928	13,163	(17.0%)
Total financial transactions, net	78,270	76,327	2.5%

(1)	Santander Global Connect is our platform to sell derivatives, which consist mainly of foreign currency forward contracts, to our clients, mainly corporations and middle-market businesses.

(2)
The Financial Management Division manages the structural interest rate risk, the structural position in inflation-indexed assets and liabilities, capital requirements and liquidity levels. The aim of the Financial Management Division is to provide stability and continuity in our net interest income from commercial activities and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk.

Client treasury services increased 6.6% in the nine-month period ended September 30, 2011 compared to client treasury service income in the nine-month period ended September 30, 2010. The results from Santander Global Connect and market-making mainly include the results from the sale of derivatives, foreign exchange and fixed income instruments to our client base. Santander Global Connect is a specialized platform designed to facilitate the sale of derivatives to a broad range of companies in all segments and through the branch network. In the nine-month period ended September 30, 2011, the results from Santander Global Connect increased 4.6%. The results from market-making and other client services increased 9.8% in the period being analyzed, mainly due to growth in tailor made treasury services sold to specific corporate clients. Market making, on the other hand, decreased 10.2% and totaled Ch$19,999 million in the nine month period ended September 30, 2011.

The results from non-client treasury income totaled a gain of Ch$10,928 million in the nine-month period ended September 30, 2011 and decreased 17.0% compared to the same period in 2010.  Throughout 2011, the Bank has maintained above average levels of liquidity, part of which is generated from US$ liabilities, as a conservative measure given the uncertainty surrounding global financial markets. These dollar liabilities are hedged through derivatives (short term foreign currency swaps), but as the short term interest rate differential between US dollars and Chilean pesos has increased, this has produced a higher cost  registered in financial transactions, net. This higher cost is partially offset in net interest income where the interest earned on the short-term liquid asset is registered and the interest expense of the US$ liabilities is also recorded. In addition, we recorded a gain in this line item of Ch$5,743 million from the one-time sale of shares in Visa Inc.

Other operating income

	Nine-Month Period Ended September 30,		% Change
	2011	2010	2011/2010
	(in Ch$ million, except percentages)
Income from assets received in lieu of payment	(235)	1,247	--%
Operational leases	209	308	(88.3%)
Gain on sale of Bank premises and equipment	830	13,243	(93.7%)
Recovery of provisions for contingencies	5	7,029	(99.9%)
Insurance coverage for earthquake	315	3,611	(91.3%)
Other	40	388	(44.1%)
Sub-total other income	1,399	24,579	(94.3%)
Total other operating income	1,164	25,826	(95.5%)

Total other operating income totaled a gain of Ch$1,164 million in the nine-month period ended September 30, 2011, a 95.5% decrease from Ch$25,826 million in the corresponding period in 2010.

The main reason for this decrease was that in the nine-month period ended September 30, 2010, the Bank sold 16 branches for a gain of Ch$12,975 million recognized as income from the sale of Bank property, plant and equipment. These branches are now rented to us. The Bank did not finance this acquisition and the acquirers were non-related parties. In 2011, the Bank has sold only one branch.

Gains from the recovery of provisions not related to any specific risk and non-credit contingencies, such as legal and tax contingencies, decreased to Ch$5 million in the nine-month period ended September 30, 2011 compared to Ch$7,029 million in the nine-month period ended September 30, 2010. Gains from the recovery of provisions for contingencies in the nine-month period ended September 30, 2010 were mainly due to the reversal of provisions recognized in the early part of 2010 in anticipation of the potential negative impact of various events such as the February 2010 earthquake and tsunami and changes in our collective bargaining agreements; these negative impacts did not materialize to the extent initially estimated.  However, this gain in 2010 was offset in part by higher provisions of Ch$5,951 million recognized for non-specific contingencies in other operating expenses in the nine-month period ended September 30, 2010.

The Bank also recognized in the nine-month period ended September 30, 2011 lower insurance claims from earthquake damage to branches and other installations. In the nine-month period ended September 30, 2011, these claims totaled Ch$315 million compared to Ch$3,611million in the nine-month period ended September 30, 2010.

Provision for loan losses

The following table sets forth, for the periods indicated, certain information relating to our provision expenses.

	Nine-Month Period Ended September 30,		% Change
	2011	2010	2011/2010
	(in Ch$ million, except percentages)
Gross provision expenses(1)	(53,739)	(81,149)	(33.8%)
Charge-offs	(194,222)	(151,232)	28.4%
Recoveries of loans previously charged-off	16,019	23,555	(32.0%)
Provision expenses, net	(231,942)	(208,826)	11.1%
Period-end loans(2)	17,768,394	15,304,251	16.1%
Non-performing loans (3)	496,786	407,831	21.8%
Impaired loans (4)	1,326,621	1,488,116	(10.9%)
Loan loss allowance (5)	484,580	428,881	13.0%
Non-performing loans / period-end loans	2.80%	2.66%	–
Loan loss allowances /Total loans	2.73%	2.80%	–
Coverage ratio non-performing loans (6)	97.54%	105.16%	–

(1)	Net of the reversal of allowances on loans charged off during the period. Gross provision expenses without such netting was Ch$284,706 million in the 2011 period and Ch$248,563 in the 2010 period.

(2)	Includes Ch$88,038 million as of September 30, 2011 and Ch$72,232 million as of September 30, 2010 in interbank loans.

(3)	Non-performing loans include the aggregate unpaid principal and accrued but unpaid interest on all loans with at least one installment over 90 days overdue.

(4)
Impaired loans defined as of September 30, 2011 and 2010 include: (A) for loans whose allowance is determined on an individual basis: (1) all loans to a debtor that are rated C1 through D2 and (2) total loans to single debtors with a loan that is non-performing, excluding residential mortgage loans if the non-performance of the mortgage loans is less than 90 days; (B) for loans whose loan loss allowance is determined on a group basis: (1) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (2) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired. See Note 10(a) of the Consolidated Financial Statements included in our 2010 Form 20-F.

(5)	Includes Ch$19 million as of September 30, 2011 and Ch$48 million as of September 30, 2010 in allowances for loan losses for interbank loans.

(6)	Loan loss allowance divided by non-performing loans.

Net provision expense increased by 11.1% to Ch$231,942 million in the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010.

Gross provision expense decreased 33.8% to Ch$53,739 million. This decrease was mainly due to lower gross provisions in consumer lending. In the nine-month period ended September 30, 2010, we recognized Ch$30,466  million in provisions mainly for consumer loans as a result of improvements made to credit scoring models. The minimum provision required for clients in most risk profiles was increased for performing consumer loans  and this effect was recognized as a larger provision expenses and greater provision for loan losses. The effect of non-recurrence in 2011 of this change in our model was offset in part by an increase in gross provision for residential mortgage loans.  In June 2011, the bank updated the data used in its provisioning model for residential mortgage loans in 2010. As of June 2011, residential mortgage loans are assigned an allowance level based on credit risk profiles, which are determined utilizing a statistical model that considers: (i) a borrower’s credit history, (ii) if a client is a new client or an existing client, (iii) if the client is a Bank client or a Banefe client and (iv) if this client has been renegotiated in the system. The total impact of this change on loan loss reserves was Ch$13,006 million or 0.3% of the Bank’s total residential mortgage portfolio. An additional impact of Ch$3,252 from this change will be recognized in the fourth quarter. The decrease in gross provisions in commercial loans was mainly due to a favorable evolution of asset quality among companies given the positive economic environment. We believe our allowance for loan loss is sufficient on the date hereof to cover all known losses in our credit portfolio.

The rise in the ratio of non-performing loans to total loans from 2.66% as of September 30, 2010 to 2.80% as of September 30, 2011 was mainly due to the 14.5% year-over-year increase in consumer loans that tend to be riskier loans. The following table shows gross provision expense by type of loan:

Gross provision expense by loan product

	Nine-Month Period Ended September 30,		% Change
	2011	2010	2011
	(in millions of Ch$, except percentages)
Consumer loans	(18,809)	(49,760)	(62.2%)
Residential mortgage loans	(15,528)	(1,098)	1,314.2%
Commercial loans	(19,750)	(29,455)	(32.9%)
Contingent loans (off-balance sheet)	313	(830)	--%
Interbank loans	35	(6)	--%
Total gross provisions	(53,739)	(81,149)	(33.8%)

For a description of the provisions related to our residential mortgage loans, please see “New Provisioning Model for Residential Mortgage Loans.”

Charge-offs increased 28.4% in the periods being analyzed, totaling Ch$194,222 million. Consumer loan charge-offs increased 37.5% in the nine-month period ended September 30, 2011 compared to the corresponding period in 2010.  The rise was mainly due to the growth in consumer lending, which in the same period, increased 14.5%. The tightening of renegotiation policies for consumer loans also led to a greater amount of impaired consumer loans entering non-performing status and subsequently being charged-off. The ratio of non-performing consumer loans to total consumer loans rose from 2.87% as of September 30, 2010 to 3.84% as of September 30, 2011. Coverage of consumer non-performing loans was 217.6% as of September 30, 2011 compared to 294.9% as of September 30, 2010.  The ratio of impaired consumer loans to total consumer loans decreased from 17.8% as of September 30, 2010 to 14.5% as of September 30, 2011. The rise in charge-offs in commercial loans was mainly due to the 19.1% rise in total commercial loans and greater charge-offs in the SME segment. Charge-offs in residential mortgage loans did not vary significantly. The following table shows charge-offs by type of loan:

Charge-offs by loan product

	Nine-Month Period Ended September 30,		% Change
	2011	2010	2011
	(in millions of Ch$, except percentages)
Consumer loans	(125,416)	(91,219)	37.5%
Residential mortgage loans	(10,506)	(10,589)	(0.8%)
Commercial loans	(58,300)	(49,424)	18.0%
Total charge-offs	(194,222)	(151,232)	28.4%

Recoveries on loans previously charged-off decreased by 32.0% in the nine-month period ended September 30, 2011 compared to the corresponding period in 2010. In previous periods, we have sold charged-off loans to third parties, recognizing a gain in financial transactions, net. We view this as a more efficient manner to recover value from the older stock of charged-off loans as this decreases our costs of collections; however, this leads to a decrease in recoveries recognized in this line item. The following table shows recoveries by type of loan:

Recovery of loans previously charged-off

	Nine-Month Period Ended September 30,		% Change
	2011	2010	2011
	(in millions of Ch$, except percentages)
Consumer loans	9,430	17,067	(44.7%)
Residential mortgage loans	1,213	1,229	(1.3%)
Commercial loans	5,376	5,259	2.2%
Total recoveries	16,019	23,555	(32.0%)

Recoveries of loans previously charged-off are recognized as income in the line item “provision for loan losses” within the Consolidated Statement of Income. We only recognize recoveries on loans previously charged off when interest and/or principal are paid in cash in connection with a loan that has already been charged-off in its entirety. Such recoveries do not have an impact on our allowance for loan losses because these recoveries are for loans that have been already charged-off and recognized as a loss in our income statement and are no longer on our balance sheet.

In some instances, we will sell a portfolio of charged-off loans to a third party. Gain (losses) on these charged-off loans is recognized as net income from financial transactions as disclosed in Note 24 of our Unaudited Condensed Consolidated Interim Financial Statements. The following table sets forth information about our sale of charged-off loans for the nine-month period ended September 30, 2011 and 2010.

Gains on sale of loans previously paid-off

	Nine-Month Period Ended September 30,		% Change
	2011	2010	2011
	(in millions of Ch$, except percentages)
Sale of charged-off loans	5,578	3,926	42.1%

The following table sets forth, for the periods indicated, our net provision expense broken down by business segment:

	Nine-Month Period Ended September 30,		% Change
	2011	2010	2011
	(in millions of Ch$, except percentages)
Individuals	(157,586)	(144,697)	8.9%
Small and mid-sized companies (SME)	(49,450)	(46,255)	8.0%
Institutional	(209)	(428)	51.2%
Total middle-market (Companies)	(30,021)	(16,536)	81.5%
Global banking & markets	4,788	(955)	--%
Other	536	45	1,091.1%
Total gross provisions	(231,942)	(208,826)	11.1%

We believe that our loan loss allowances are currently adequate for all known and estimated incurred losses.

Operating expenses

The following table sets forth information regarding our operating expenses in the nine-month period year ended September 30, 2011 and 2010.

	Nine-Month Period Ended September 30,		% Change
	2011	2010	2011
	(in millions of Ch$, except percentages)
Personnel salaries and expenses	(207,380)	(184,921)	12.1%
Administrative expenses	(122,078)	(109,743)	11.2%
Depreciation and amortization	(39,638)	(36,227)	9.4%
Impairment	(109)	(4,665)	(97.7%)
Other operating expenses	(34,540)	(36,822)	(6.2%)
Total operating expenses	(403,745)	(372,378)	8.4%
Efficiency ratio(1)	40.5%	37.1%

(1)	The efficiency ratio is the ratio of total operating expenses to total operating income. Total operating income consists of net interest income, fee income, and other operating income.

Operating expenses in the nine-month period ended September 30, 2011 increased 8.4% compared to the corresponding period in 2010. The efficiency ratio was 40.5% in the nine-month period ended September 30, 2011 compared to 37.1% in the same period in 2010.

The 12.1% increase in personnel salaries and expenses was mainly due to higher salaries and headcount. Headcount as of September 30, 2011 totaled 11,706, an increase of 5.9% in the last twelve months. Total salary expenses increased 13.4% to Ch$132,453 million. The other important rise was in severance expenses, which increased 65.0% in the period being analyzed to Ch$7,459 million, mainly reflecting severance payments at the management level.

Administrative expenses increased 11.2%. The main reason for this rise in administrative expenses was the greater business activity as well as the expenses related to IT projects being carried out to improve productivity. An additional factor was the 25.5% rise in branch rental expenses to Ch$16,437 million in the nine month period ended September 30, 2011, since in 2010, the Bank sold 43 branches that are now rented by us.

Depreciation and amortization expense increased 9.4%, mainly due to higher amortization expenses of intangible assets such as software and other computer systems.

The rise in operating expenses was partially offset by the 97.7% decrease in impairment charges. These charges in 2010 included impairment charges directly related to earthquake related effects on our installations.

The following table sets forth, for the periods indicated, our personnel, administrative and depreciation expenses broken down by business segment.

	Nine-Month Period Ended September 30,		% Change
	2011	2010	2011
	(in millions of Ch$, except percentages)
Individuals	(237,911)	(214,325)	11.0%
Small and mid-sized companies	(55,260)	(49,987)	10.5%
Institutional	(8,232)	(7,463)	10.3%
Total middle-market	(30,039)	(24,984)	20.2%
Global banking & markets	(25,788)	(23,354)	10.4%
Other	(11,975)	(15,443)	(22.5%)
Total personnel, administrative expense, depreciation and amortization and impairment	(369,205)	(335,556)	10.0%

By business segments, the 10.0% increase in costs in the nine-month period ended September 30, 2011 compared to the corresponding period in 2010 was mainly due to greater expenses incurred as a result of increased business activity associated with an improved economy, the rise in headcount and salaries and the increase in branch rental expenses. The decrease in Other is mainly due to the decrease in the impairment charges due to the earthquake recognized in 2010.

Other operating expenses

The following table sets forth information regarding other operating expenses in the nine-month periods ended September 30, 2011 and 2010.

	Nine-Month Period Ended September 30,		% Change
	2011	2010	2011/2010
	(in millions of Ch$, except percentages)
Repossessed asset expenses	4,291	5,793	(25.9%)
Credit card expenses	4,819	5,175	(6.9%)
Customer service expenses	6,998	6,528	7.2%
Earthquake related expenses	-	2,544	(100.0%)
Provision for contingencies	2,644	5,951	(7.3%)
Other expenses	15,788	10,831	19.2%
Total	34,540	36,822	(6.2%)

Other operating expenses were Ch$34,540 million in the nine-month period ended September 30, 2011, a 6.2% decrease compared to the same period in 2010. Other operating expenses include provisions and expenses related to repossessed assets, expenses related to our credit card business, customer service expenses mainly related to our call-center and other expenses such as non-credit charge-offs, the cost of insurance policies (mainly life insurance) for products, and tax paid on interest of foreign debt issued by us. The decrease in other expenses was due in part to lower earthquake related expenses, lower expenses related to repossessed assets and lower credit card expenses.  Other operating expenses also include provisions for contingencies that may be related to non-specific credits or other impairments such as tax, legal and labor contingencies, which were similar in 2011 and 2010.  The 19.2% increase in other expenses was mainly due to higher expenses related to operating charge-offs, mainly robbed or vandalized ATMs.

Income tax

	Nine-Month Period Ended September 30,		% Change
	2011	2010	2011
Income before tax	363,004	423,923	(14.4%)
Income tax	(57,943)	(56,752)	2.1%
Effective tax rate(1)	16.0%	13.4%

(1)	The effective tax is the income tax divided by net income before tax.

Our income tax expense increased by 2.1% in the nine-month period ended September 30, 2011 compared to the same period in 2010. The effective tax rate paid was 16.0% in the nine-month period ended September 30, 2011 compared to 13.4% in the corresponding period in 2010. The statutory tax rate in Chile in 2011 reached 20% compared to 17% in 2010.  The higher effective tax rate in 2011 is mainly due to this rise in the statutory corporate tax rate.

The Chilean government and Congress in 2010 approved a temporary increase in the corporate tax rate to 20% in 2011, 18.5% in 2012 and back to 17% in 2013, as part of the plan to finance the reconstruction of public works in the zones most affected by the February 2010 earthquake and tsunami.  Discussions are now in place to leave the corporate tax rate at 20%.

The Bank’s effective tax rate tends to be below the statutory rate because for tax purposes the Bank must still recognize the effects of price level restatement on equity even though inflation accounting is no longer required by Chilean Bank GAAP.

D.  Liquidity and Capital Resources

Sources of Liquidity

Santander Chile’s liquidity depends upon its (i) capital, (ii) reserves and (iii) financial investments, including investments in government securities. To cover any liquidity shortfalls and to augment its liquidity position, Santander-Chile has established lines of credit with foreign and domestic banks and also has access to Central Bank borrowings.

The following table sets forth our contractual obligations and commercial commitments by time remaining to maturity. As of the date of the filing of this report, we do not have significant purchase obligations. As of September 30, 2011, the scheduled maturities of our contractual obligations and of other commercial commitments, including accrued interest, were as follows:

Contractual Obligations	Demand (MCh$) (MCh$)	Up to 1 month (MCh$)	Between 1 and 3 months (MCh$)	Between 3 and 12 months (MCh$)	Subtotal up to 1 year (MCh$)	Between 1 and 5 years (MCh$)	More than 5 years (MCh$)	Subtotal after 1 year (MCh$)	Total (MCh$)
Investments under repurchase agreements	-	222,090	3,957	996	227,043	-	-	-	227,043
Time deposits and other time liabilities	104,667	4,403,631	2,372,548	2,106,023	8,986,869	382,859	25,518	408,377	9,395,246
Financial derivative contracts	-	232,812	137,528	363,897	734,237	547,419	343,618	891,037	1,625,274
Interbank borrowings	195,850	159,220	360,111	1,177,107	1,892,288	132,768	-	132,768	2,025,056
Issued debt instruments	21	549,536	60,660	181,910	792,127	2,302,748	1,418,031	3,720,779	4,512,906
Other financial liabilities	36,995	409	3,508	3,472	44,384	40,225	82,384	122,609	166,993
Total	337,533	5,567,698	2,938,312	3,833,405	12,676,948	3,406,019	1,869,551	5,275,570	17,952,518

Operational Leases

Certain bank premises and equipment are leased under various operating leases. Future minimum rental commitments as of September 30, 2011, under non-cancelable leases are as follows:

As of September 30, 2011
(in millions of Ch$)
Due within 1 year	14,489
Due after 1 year but within 2 years	12,942
Due after 2 years but within 3 years	11,594
Due after 3 years but within 4 years	10,302
Due after 4 years but within 5 years	8,533
Due after 5 years	57,283
Total	115,143

Risk-Weighted Assets and Regulatory Capital

We currently have regulatory capital in excess of the minimum requirement under the current Chilean regulations. According to the General Banking Law, a bank is required to have regulatory capital of at least 8% of its risk weighted assets, net of required loan loss allowances, and paid in capital and reserves (i.e., the basic capital, as defined above) of at least 3% of its total assets, net of required loan loss allowances. For these purposes, the regulatory capital of a bank is the sum of (1) the bank’s basic capital, (2) subordinated bonds issued by the bank valued at their placement price for an amount up to 50% of its basic capital; provided that the value of the bonds is required to be decreased by 20% for each year that elapses during the period commencing six years prior to their maturity, and (3) its voluntary allowances for loan losses, for an amount of up to 1.25% of its risk weighted assets. Santander Chile does not have goodwill, but if it did, this value would be required to be deducted from regulatory capital. When calculating risk weighted assets, we also include off-balance sheet contingent loans. The merger of Old Santander Chile and Santiago on August 1, 2002 required a special regulatory pre-approval of the SBIF, which was granted on May 16, 2002. The resolution granting this pre-approval imposed a regulatory capital to risk weighted assets ratio of 12% for the merged bank. This requirement was reduced to 11% by the SBIF effective January 1, 2005. For purposes of weighing the risk of a bank’s assets, the General Banking Law considers five different categories of assets, based on the nature of the issuer, the availability of funds, and the nature of the assets and the existence of collateral securing such assets.

The following table sets forth our consolidated and risk-weighted assets and regulatory capital as of September 30, 2011 and December 31, 2010.

	Consolidated assets as of		Risk-weighted assets
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
	(Ch$ million)
Asset Balance (Net of allowances)(1)
Cash and deposits in bank	1,812,784	1,762,198	-	-
Unsettled transactions	816,601	374,368	159,774	126,083
Trading investments	503,813	379,670	60,743	57,588
Investments under resale agreements	12,157	170,985	12,157	98,323
Financial derivative contracts	1,379,903	1,452,068	917,611	871,872
Interbank loans	87,894	69,672	17,579	13,934
Loans and accounts receivables from customers	17,159,790	15,175,975	15,123,033	13,350,182
Available for sale investments	2,104,644	1,473,980	69,870	101,875
Investments in other companies	8,232	7,275	8,232	7,275
Intangibles assets	77,229	77,990	77,229	77,990
Property, plant and equipment	153,116	154,985	153,116	154,985
Current taxes	27,746	12,499	2,775	1,250
Deferred taxes	143,438	117,964	14,344	11,796
Other assets	704,126	640,937	585,649	474,135
Off-balance sheet assets
Contingent loans	2,937,850	3,173,789	1,752,035	1,897,977
Total	27,929,323	25,044,355	18,954,147	17,245,265

			Ratio (2) (3)
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
	(Ch$ million)%			%
Basic capital	1,927,498	1,831,798	6.90	7.30
Regulatory capital	2,642,682	2,503,898	13.94	14.52

(1)	As required by local regulations.
(2)	As a percentage of total assets.
(3)	As a percentage of risk weighted assets (BIS ratio).

In line with the future adoption of Basel II regulations in Chile, the SBIF has recently proposed to increase the minimum regulatory capital ratio from 8% to 10%, which would require an amendment to the General Banking Law. Although we currently have a regulatory capital ratio of 13.94%, this change could require us to inject additional capital to our business in the future. According to initial estimates of the impact of market risk on regulatory capital, published by the SBIF, our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, including an initial estimate of the adjustments for market risk set forth under Basel II was 12.53% as of July 31, 2011, the latest date this figure was published.  No assurance can be given that these changes will not have a material impact on our capitalization ratio.

Financial Investments

The following table sets forth our investment in Chilean government and corporate securities and certain other financial investments at the dates indicated. Financial investments that have a secondary market are carried at market value. All other financial investments are carried at acquisition cost, plus accrued interest and indexation readjustments, as applicable. Interest income from the trading portfolio is no longer included as interest income, but as income from trading and mark-to-market of securities.

a) Trading

	As of
	September 30, 2011	December 31, 2010
	(in millions of Ch$)
Chilean Central Bank and Government Securities
Chilean Central Bank bonds	342,545	247,019
Chilean Central Bank notes	27,589	68,985
Other Chilean Central Bank and government securities	81,040	7,123
Subtotal	451,174	323,127
Other Chilean Securities
Time deposits in Chilean financial institutions	-	-
Mortgage bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	-	19,628
Chilean financial institution bonds	25,132	11,404
Other Chilean securities	-	-
Subtotal	25,132	31,032
Foreign Financial Securities	-	-
Other foreign financial instruments	2,654	-
Subtotal	2,654	-
Investments in mutual funds	24,853	-
Funds managed by related entities	-	25,511
Subtotal	24,853	25,511

Total	503,813	379,670

b) Available for sale

	As of
	September 30, 2011	December 31, 2010
	(in millions of Ch$)
Chilean Central Bank and Government Securities
Chilean Central Bank bonds	448,262	555,981
Chilean Central Bank notes	1,302,975	366,210
Other Chilean Central Bank and government securities	123,386	175,296
Subtotal	1,874,623	1,097,487
Other Chilean Securities
Time deposits in Chilean financial institutions	149,151	-
Mortgage bonds of Chilean financial institutions	68,673	218,112
Chilean financial institution bonds	-	-
Other Chilean securities	11,868	-
Chilean corporate bonds	329	147,833
Subtotal	230,021	365,945
Others Financial Securities
Central Bank and Government Foreign Securities	-	-
Other Foreign financial securities	-	10,548
Subtotal	-	10,548

Total	2,104,644	1,473,980

The following table sets forth an analysis of our investments as of September 30, 2011 by remaining maturity and the weighted average nominal rates of such investments.

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of Ch$ , except rates)
Held for Trading
Central Bank and Government Securities
Central Bank bonds	130,110	2.2	197,104	2.2	15,331	0.6	-	-	342,545	5.0
Central Bank notes	20,432	0.2	7,095	0.1	62	0.0	-	-	27,589	0.3
Other Chilean Central Bank and Treasury securities	-	-	34,804	0.3	46,236	1.7	-	-	81,040	2.0
Subtotal	150,542		239,003		61,629				451,174
Other Chilean Securities
Mortgage finance bonds	-	-	-	-	-	-	-	-	-	-
Chilean financial institutions bonds	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	12,281	0.1	15,505	0.7	-	-	27,786	0.8
Subtotal	-	-	12,281		15,505		-		27,786
Investment in mutual funds
Mutual funds administered by related parties	24,853	-	-	-	-	-	-	-	24,853	-
Subtotal	24,853		-		-		-		24,853
Total	175,395		251,284		77,134		-		503,813

	Within one year	Weighted average Nominal Rate	After one year but within five years	Weighted average Nominal Rate	After five years but within ten years	Weighted average Nominal Rate	After ten years	Weighted average Nominal Rate	Total	Weighted average Nominal Rate
	(in millions of Ch$ , except rates)
Available for sale Investments
Chilean Central Bank Notes	1,256,346	0.6%	46,629	0.1%	-	--%	-	--%	1,302,975	0.5%
Chilean Central Bank Bonds	106,549	0.6%	311,542	1.6%	30,171	3.9%	-	--%	448,262	1.5%
Chilean Treasury Bonds (Bonos)	-	--%	-	--%	-	--%	-	--%	-	8.5%
Other Chilean Central Bank and Treasury	2,738	0.0%	38,834	0.8%	81,563	7.2%	251	0.5%	123,386	5.0%
Subtotal	1,365,633		397,005		111,734		251		1,874,623
Other Financial Securities
Chilean Corporate Bonds	-	--%	-	--%	-	--%	-	--%	-
Mortgage Finance Bonds	51	0.0%	1,885	0.0%	5,200	0.1%	61,537	0.9%	68,673	0.8%
Chilean Financial Institutions Bonds	-	--%	-	--%	-	--%	-	--%	-
Deposit in Chilean Financial Institutions	148,862	2.2%	289	0.3%	-	--%	-	--%	149,151	2.2%
Other Chilean Securities		--%	329	7.4%		--%	-	--%	329	7.4%
Central Bank and Government Foreign Securities	-	--%	-	--%	-	--%	-	--%	-
Others Foreign Securities	-	--%	11,868	1.6%	-	--%	-	--%	11,868	1.6%
Subtotal	148,913		14,731		5,200		61,537		230,021
Total	1,514,546		441,376		116,934		61,788		2,104,644

c) Held-to-maturity

No financial investments were classified as held-to-maturity as of September 30, 2011 and December 31, 2010.

Working Capital

As a bank, we satisfy our working capital needs through general funding, the majority of which derives from deposits and other borrowings from the public. (See “Item 3: D. Liquidity and Capital Resources–Deposits and Other Borrowings”). In our opinion, our working capital is sufficient for our present needs.

Liquidity Management

Liquidity management seeks to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated.

Our general policy is to maintain liquidity adequate to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital needs. Our minimum amount of liquidity is determined by the statutory reserve requirements of the Central Bank. Deposits are subject to a statutory reserve requirement of 9% for demand deposits and 3.6% for Chilean peso, UF-denominated and foreign currency denominated time deposits with a term of less than a year. The Central Bank has statutory authority to increase these percentages to up to 40% for demand deposits and up to 20% for time deposits. In addition, a 100% special reserve (reserva técnica) applies to demand deposits, deposits in checking accounts, other demand deposits received or obligations payable on sight and incurred in the ordinary course of business, other than deposits unconditionally payable immediately. This special reserve requirement applies to the amount by which the total of such deposits exceeds 2.5 times the amount of a bank’s regulatory capital. Interbank loans are deemed to have a maturity of more than 30 days, even if payable within the following 10 days.

The Central Bank also requires us to comply with the following liquidity limits:

•
Our total liabilities with maturities of less than 30 days cannot exceed our total assets with maturities of less than 30 days by an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap.

•
Our total liabilities with maturities of less than 90 days cannot exceed our total assets with maturities of less than 90 days by more than twice of our capital. This limit must be calculated in local currency and foreign currencies together as one gap.

We have set other liquidity limits and ratios that minimize liquidity risk. See “Item 9: Quantitative and Qualitative Disclosure About Market Risk.”

Cash Flow

The tables below set forth our main sources of cash. The subsidiaries are not an important source of cash flow for us and therefore have no impact on our ability to meet our cash obligations. No legal or economic restrictions exist on the ability of subsidiaries to transfer funds to us in the form of loans or cash dividends as long as these subsidiaries abide by the regulations of the Ley de Sociedad Anónimas regarding loans to related parties and minimum dividend payments. See our Unaudited Condensed Consolidated Interim Statements of Cash Flows in our Unaudited Interim Consolidated Financial Statements for a detailed breakdown of the Bank’s cash flow.

	Nine-Month Period Ended September 30,
	2011	2010
	Millions of Ch$
Net cash provided by operating activities	713,623	(330,908)

Operating activities provided cash of Ch$713,623 million in the nine-month period ended September 30, 2011 mainly as a result of a greater rate of growth of deposits and other funding sources compared to loan growth. The Ch$330,908 million in cash consumed by operating activities in the nine-month period ended September 30, 2010 was mainly due to a higher increase in our loan book and financial investments compared to our deposit base.

	Nine-Month Period Ended September 30,
	2011	2010
	Millions of Ch$
Net cash provided by investing activities	(31,777)	(5,214)

Net cash used in investing activities in the nine-month period ended September 30, 2011 totaled Ch$31,777 million. The largest consumption of cash involved the purchase of intangible assets mainly software and the purchase of property, plant and equipment. In the nine-month period ended September 30, 2010, the consumption of cash for investing totaled Ch$5,214 million due to the purchase of intangible assets mainly software and the purchase of property, plant and equipment partially offset by the sale of  fixed and intangible assets.

	Nine-Month Period Ended September 30,
	2011	2010
	Millions of Ch$
Net cash provided by financing activities	(289,416)	(258,756)

In the nine-month period ended September 30, 2011, the net cash used by financing activities totaled Ch$289,416 million and the main consumption being dividends paid. In the nine-month period ended September 30, 2010, the consumption of cash by financing activities was due to similar reasons.

Deposits and Other Borrowings

The following table sets forth our average daily balance of liabilities for the nine-month periods ended September 30, 2011 and 2010, in each case together with the related average nominal interest rates paid thereon.

	September 30, 2011			September 30, 2010
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(millions of Ch$ except percentages)
Savings accounts	103,142	0.4%	2.4%	102,260	0.5%	0.7%
Time deposits	8,939,789	37.6%	3.5%	7,373,762	35.9%	2.1%
Central Bank borrowings	1,985	0.0%	0.6%	406,397	2.0%	0.4%
Repurchase agreements	207,540	0.9%	2.3%	199,076	1.0%	0.7%
Mortgage finance bonds	177,887	0.8%	6.6%	232,638	1.1%	5.8%
Other interest bearing liabilities	6,051,857	25.5%	3.8%	4,964,893	24.2%	3.4%
Subtotal interest bearing liabilities	15,482,200	65.1%	3.6%	13,279,026	64.6%	2.5%
Non-interest bearing liabilities
Non-interest bearing deposits	3,548,298	14.9%		3,112,688	15.1%
Derivatives	1,476,427	6.2%		1,279,839	6.2%
Other non-interest bearing deposits	1,292,787	5.4%		1,160,984	5.7%
Shareholders’ equity	1,974,640	8.3%		1,727,841	8.4%
Subtotal non-interest bearing liabilities	8,292,152	34.9%		7,281,352	35.4%
Total liabilities	23,774,352	100.0%		20,560,378	100.00%

Our most important source of funding is our time deposits. Average time deposits represented 37.6% of our average total liabilities and shareholders’ equity as of September 30, 2011. Our current funding strategy is to continue to utilize all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. Special emphasis is being placed on lengthening the maturities of time deposits with institutional clients and increasing in general our deposits from retail customers. We also intend to continue to broaden our customer deposit base and to emphasize core deposit funding. We have also followed the strategy in matching long-term mortgage loan growth with the issuance of senior and subordinated bonds. We believe that broadening our deposit base by increasing the number of account holders has created a more stable funding source.

Composition of Deposits

The following table sets forth the composition of our deposits and similar commitments at September 30, 2011 and December 31, 2010.

	As of September 30, 2011	As of December 31, 2010
	(in millions of Ch$)
Demand deposits and other demand obligations
Current accounts	3,375,207	3,330,352
Other deposits and demand accounts	363,009	368,934
Other demand obligations	758,541	537,148
Subtotals (1)	4,496,757	4,236,434
Time deposits and other time deposits
Time deposits	9,291,339	7,154,396
Time saving accounts	102,636	103,191
Other time deposits	1,271	1,170
Subtotals	9,395,246	7,258,757
Total deposits and other commitments	13,892,003	11,495,191

(1)	Of which Ch$81,997 million are from affiliated companies.

Borrowings

The following table presents the long-term and short-term portions of our principal sources of borrowings during the periods indicated.

	As of September 30, 2011
	Short-term	Long-term	Total
	(in millions of Ch$)
Mortgage finance bonds(a)	8,098	159,706	167,804
Senior bonds (b)	658,364	2,827,708	3,486,072
Subordinated bonds (c)	125,665	733,365	859,030
Foreign interbank borrowings (d)	1,892,288	132,768	2,025,056
Other borrowings (e)	44,384	122,609	166,993
Total Borrowings	2,728,799	3,976,156	6,704,955

 (a)      Mortgage finance bonds

These bonds are used to finance the granting of mortgage loans. The outstanding principal amounts of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a real weighted-average annual interest rate of 5.88% as of September 30, 2011. The following table sets forth the remaining maturities of our mortgage finance bonds at the same date.

As of September 30, 2011
(in millions of Ch$)
Due within 1 year	8,098
Due after 1 year but within 2 years	7,406
Due after 2 years but within 3 years	10,749
Due after 3 years but within 4 years	20,632
Due after 4 years but within 5 years	16,258
Due after 5 years	104,661
Total mortgage finance bonds	167,804

(b)      Senior Bonds

The following table sets forth, at the dates indicated, our issued bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio.

	As of
	September 2011	December 2010
	(in millions of Ch$)
Santander bonds denominated in UF	1,880,919	1,952,051
Santander bonds denominated in US$	1,254,136	936,134
Santander bonds denominated in CHF$	130,737	174,297
Santander bonds denominated in $	220,280	248,197
Total bonds	3,486,072	3,310,679

The maturities of these bonds are as follows:

As of Sept. 30, 2011 (in millions of Ch$)
Due within 1 year	658,364
Due after 1 year but within 2 years	668,343
Due after 2 years but within 3 years	541,908
Due after 3 years but within 4 years	315,776
Due after 4 years but within 5 years	535,565
Due after 5 years	766,116
Total bonds	3,486,072

During the nine-month period ended September 30, 2011, the Bank also issued senior bonds for UF 9,718,000 and Ch$26,800 million in local markets and US$500 million in international markets, detailed as follows:

Series	Amount	Term	Issue rate	Issue date	Maturity date
FRN (144a)	USD 500,000,000	5 years	Libor (3M) + 125 bp	01-11-2011	01-19-2016
Total	USD 500,000,000
BSTDFA0410	UF 160,000	4 years	3.0 % annual simple	04-01-2010	04-01-2014
BSTDFD0810	UF 1,274,000	5 years	3.0 % annual simple	09-01-2010	09-01-2015
BSTDFE0810	UF 2,750,000	6 years	3.0 % annual simple	08-01-2010	08-01-2016
BSTDE10211	UF 896,000	5 years	3.0 % annual simple	02-01-2011	04-01-2016
BSTDE20111	UF 3,048,000	7.5 years	3.5 % annual simple	01-01-2011	07-01-2018
BSTDE30111	UF 1,590,000	8.5 years	3.5 % annual simple	01-01-2011	07-01-2019
Total	UF 9,718,000
BSTDE40611	CLP 26,800,000,000	5 years	6.75% annual simple	06-01-2011	06-01-2016
Total	CLP 26,800,000,000

(c)      Subordinated bonds

The following table sets forth, at the dates indicated, the balances of our subordinated bonds. The following table sets forth, at the dates indicated, our issued subordinated bonds. The bonds are denominated principally in UFs or U.S. dollars, and are principally used to fund the Bank’s mortgage portfolio and are considered to be a part of our regulatory capital.

	As of
	September 2011	December 2010
	(in millions of Ch$)
Subordinated bonds denominated in US$	333,044	244,957
Subordinated bonds linked to the UF	525,986	441,118
Total subordinated bonds	859,030	686,075

The maturities of these bonds, which are considered long-term, are as follows.

As of Sept. 30, 2011 (in millions of Ch$)
Due within 1 year	125,665
Due after 1 year but within 2 years	5,410
Due after 2 years but within 3 years	5,751
Due after 3 years but within 4 years	170,667
Due after 4 years but within 5 years	4,283
Due after 5 years	547,254
Total bonds	859,030

In the nine-month period ended September 30, 2011, we issued subordinated bonds on the local market for UF 5,100,000, which is broken down as follows:.

Bonds Series	Amount	Term	Issue Rate	Issue Date	Maturity Date
G3	UF 3,000,000	25 years	3.9% annual simple	07-01-2010	07-01-2035
G5	UF 2,100,000	20 years	3.9% annual simple	04-01-2011	04-01-2031
Total	UF 5,100,000

(d) Foreign interbank borrowings

These are short-term and long-term borrowings from foreign banks used to fund our foreign trade business. The maturities of these borrowings are as follows.

As of September 30, 2011
(in millions of Ch$)
Due within 1 year	1,892,288
Due after 1 year but within 2 years	132,768
Total loans from foreign financial institutions	2,025,056

(e) Other borrowings

The principal categories of our other borrowings are repurchase agreements, obligations with the Central Bank and other domestic obligations. Central Bank borrowings include credit lines for the renegotiations of loans and other Central Bank borrowings. These credit lines were provided by the Central Bank for the renegotiations of loans due to the need to refinance debts as a result of the economic recession and crisis of the banking system in the early 1980s. The maturities of the outstanding amounts are as follows:

As of September 30, 2011
(in millions of Ch$)
Due within 1 year	44,384
Due after 1 year but within 2 years	4,434
Due after 2 years but within 3 years	29,190
Due after 3 years but within 4 years	3,509
Due after 4 years but within 5 years	3,092
Due after 5 years	82,384
Total other borrowings	166,993

Other Off-Balance Sheet Arrangements and Commitments

In the ordinary course of our business, we are party to transactions with off balance sheet risk in the normal course of our business. These transactions expose us to credit risk in addition to amounts recognized in the unaudited condensed consolidated interim financial statements. The most important off-balance sheet item are contingent loans. Contingent loans consist of guarantees granted by us in Chilean peso, UF and foreign currencies (principally US$), unused letters of credit and commitments to extend credit such as overdraft protection and credit card lines of credit. Such commitments are agreements to lend to a customer at a future date, subject to the customer compliance with the contractual terms. Since a substantial portion of these commitments is expected to expire without being drawn upon, the total amount of commitments does not necessarily represent our actual future cash requirements. We use the same credit policies in making commitments to extend credit as we do for granting loans. In the opinion of our management, our outstanding commitments do not represent an unusual credit risk.

The following table presents the Bank’s outstanding contingent loans as of September 30, 2011 and December 31, 2010:

	As of
	September 30, 2011	December 31, 2010
	(in millions of Ch$)
Issued and documented letters of credit	206,536	209,532
Confirmed foreign letters of credit	53,094	85,739
Documented guarantees	888,653	898,751
Other guarantees	153,585	166,550
Subtotals	1,301,868	1,360,572
Lines of credit with immediate availability	4,496,281	4,832,359
Other irrevocable obligations	103,604	129,428
Totals	5,901,753	6,322,359

Asset and Liability Management

Please refer to “Item 9: Quantitative and Qualitative Disclosure about Market Risk–Market Risk Exposure Categories” regarding our policies with respect to asset and liability management.

E. Selected Statistical Information

The following information is included for analytical purposes and should be read in conjunction with our  Unaudited Condensed Interim Consolidated Financial Statements as well as the discussion in the section entitled “Operating and Financial Review and Prospects.”  The UF is linked to, and is adjusted daily to, reflect changes in the previous month’s Chilean consumer price index.  See “Item 3: C. Operating Results–Impact of Inflation.” The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the nine-month periods ended September 30, 2011 and 2010.

Average Balance Sheets, Income Earned from Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The average balances for interest-earning assets and interest-bearing liabilities, including interest and readjustments received and paid, have been calculated on the basis of daily balances for us on an unconsolidated basis. Such average balances are presented in Chilean pesos, UFs and in foreign currencies (principally U.S. dollars). Figures from our subsidiaries have been calculated on the basis of monthly balances. The average balances of our subsidiaries, except Santander Agente S.A. de Valores, have not been categorized by currency. As such it is not possible to calculate average balances by currency for such subsidiaries on the basis of daily, weekly or monthly balances.

The nominal interest rate has been calculated by dividing the amount of interest and principal readjustment due to changes in the UF index (gain or loss) during the period by the related average balance, both amounts expressed in constant pesos. The nominal rates calculated for each period have been converted into real rates using the following formulas:

Where:

Rp	= real average rate for peso-denominated assets and liabilities (in Ch$ and UF) for the period;

Rd	= real average rate for foreign currency-denominated assets and liabilities for the period;

Np	= nominal average rate for peso-denominated assets and liabilities for the period;

Nd	= nominal average rate for foreign currency-denominated assets and liabilities for the period;

D	= devaluation rate of the Chilean peso to the U.S. dollar for the period; and

I	= inflation rate in Chile for the period (based on the variation of the Chilean Consumer Price Index).

The real interest rate can be negative for a portfolio of peso-denominated loans when the inflation rate for the period is higher than the average nominal rate of the loan portfolio for the same period. A similar effect could occur for a portfolio of foreign currency denominated loans when the inflation rate for the period is higher than the sum of the devaluation rate for the period and the corresponding average nominal rate of the portfolio.

The formula for the average real rate for foreign currency denominated assets and liabilities (Rd) reflects a gain or loss in purchasing power caused by the difference between the devaluation rate of the Chilean peso and the inflation rate in Chile during the period. The following example illustrates the calculation of the real interest rate for a dollar-denominated asset bearing a nominal annual interest rate of 10.0% (Nd = 0.10), assuming a 5.0% annual devaluation rate (D = 0.05) and a 12.0% annual inflation rate (I = 0.12):

In the example, since the inflation rate was higher than the devaluation rate, the real rate is lower than the nominal rate in dollars. If, for example, the annual devaluation rate were 15.0%, using the same numbers, the real rate in Chilean pesos would be 12.9%, which is higher than the nominal rate in U.S. dollars. Using the same numbers, if the annual inflation rate were greater than 15.5%, the real rate would be negative.

Foreign exchange gains or losses on foreign currency-denominated assets and liabilities are not included in interest income or expense. Similarly, interest on the available for sale investment portfolio does not include trading or mark-to-market gains or losses on these investments. Interest is not recognized on non-performing loans.   Non-performing loans that are overdue for 90 days or less have been included in each of the various categories of loans, and therefore affect the various averages. Non-performing loans consist of loans as to which either principal or interest is overdue (i.e., non-accrual loans) and restructured loans earning no interest.

Included in interbank deposits are checking accounts maintained in the Central Bank and foreign banks. Such assets have a distorting effect on the average interest rate earned on total interest-earning assets because currently balances maintained in Chilean peso amounts do not earn interest, and the only balances held in a foreign currency that earn interest are those maintained in U.S. dollars, but those only earn interest on the amounts that are legally required to be held for liquidity purposes. Additionally, this account includes interest earned by overnight investments. Consequently, the average interest earned on such assets is comparatively low. We maintain these deposits in these accounts to comply with statutory requirements and to facilitate international business, rather than to earn income.

The following tables show, by currency of denomination, average balances and, where applicable, interest amounts and real rates for our assets and liabilities for the nine-month periods ended September 30, 2011 and 2010.

	Nine-Month Period Ended September 30,
	2011				2010
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Average	Average Real Rate	Average Nominal Rate
	(in millions of Ch$, except for rate data)
ASSETS
INTEREST-EARNING ASSETS
Deposits in Central Bank
Ch$	549,267	13,530	(0.5%)	2.50%	399,950	3,186	(1.8%)	0.8%
UF	-	-	--%	--%	-	-	--%	--%
Foreign currency	-	-	--%	--%	-	-	--%	--%
Total	549,267	13,530	(0.5%)	2.50%	399,950	3,186	(1.8%)	0.8%
Financial investments
Ch$	1,566,146	48,599	0.1%	3.1%	1,037,887	16,676	(1.0%)	1.6%
UF	257,603	18,570	4.1%	7.2%	580,310	27,226	2.0%	4.7%
Foreign currency	825,968	(16,104)	4.7%	(1.9)%	635,114	14,421	(4.7%)	2.3%
Total	2,649,717	51,065	2.3%	2.3%	2,253,311	58,323	(1.3%)	2.6%
Commercial loans
Ch$	4,523,099	299,084	3.5%	6.6%	4,106,786	276,186	3.9%	6.7%
UF	3,194,246	188,043	2.8%	5.9%	2,757,147	143,823	2.5%	5.2%
Foreign currency	1,619,174	31,703	8.9%	2.0%	895,681	22,825	(4.4%)	2.5%
Total	9,336,519	518,830	4.2%	5.6%	7,759,614	442,834	2.4%	5.7%
Consumer loans
Ch$	2,506,733	395,010	12.4%	15.8%	2,048,698	299,408	11.6%	14.6%
UF	96,700	6,967	4.1%	7.2%	99,444	6,298	3.6%	6.3%
Foreign currency	13,591	-	6.8%	0.0%	11,212	-	(6.8%)	0.0%
Total	2,617,024	401,977	12.1%	15.4%	2,159,354	305,706	11.1%	14.2%
Mortgage loans
Ch$	27,526	345	(1.7%)	1.3%	28,605	1,704	3.2%	6.0%
UF	4,743,208	277,819	2.8%	5.9%	4,212,954	227,838	2.7%	5.4%
Foreign currency	-	-	--%	--%	-	-	--%	--%
Total	4,770,734	278,164	2.8%	5.9%	4,241,559	229,542	2.7%	5.4%
Interbank loans
Ch$	67,542	2,265	0.3%	3.4%	37,906	340	(1.7%)	0.9%
UF	-	-	--%	--%	-	-	--%	--%
Foreign currency	6,923	-	6.8%	0.0%	1,643	-	(6.8%)	0.0%
Total	74,465	2,265	0.9%	3.1%	39,549	340	(1.9%)	0.9%
Other Outstanding Loans
Ch$	22,140	4,596	17.2%	20.8%	33,795	5,117	12.1%	15.1%
UF	18,258	761	1.1%	4.2%	14,759	234	(1.1%)	1.6%
Foreign currency	-	-	--%	--%	1,877	22	(5.7%)	1.2%
Total	40,398	5,357	9.9%	13.3%	50,431	5,373	7.6%	10.7%
Threshold
Ch$	-	-	--%	--%	-	-	--%	--%
UF	-	-	--%	--%	-	-	--%	--%
Foreign currency	53,453	90	7.0%	0.2%	231,284	298	(6.7%)	0.1%
Total	53,453	90	7.0%	0.2%	231,284	298	(6.7%)	0.1%
Total interest earning assets (1)
Ch$	9,262,453	763,429	5.1%	8.2%	7,693,627	602,617	5.0%	7.8%
UF	8,310,015	492,160	2.8%	5.9%	7,664,614	405,419	2.5%	5.3%
Foreign currency	2,519,109	15,689	7.5%	0.6%	1,776,811	37,566	(4.8%)	2.1%
Total	20,091,577	1,271,278	4.4%	6.3%	17,135,052	1,045,602	2.9%	6.1%
NON-INTEREST-EARNING ASSETS
Cash
Ch$	441,930				415,441
UF	-				-
Foreign currencies	16,296				13,466
Total	458,226				428,907
Allowance for loan losses
Ch$	(531,179)				(432,827)
UF	-				-

	Nine-Month Period Ended September 30,
	2011				2010
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Average	Average Real Rate	Average Nominal Rate
	(in millions of Ch$, except for rate data)
Foreign currencies	-				-
Total	(531,179)				(432,827)
Property, plant and equipment
Ch$	161,913				181,461
UF	40				-
Foreign currencies	-				-
Total	161,953				181,461
Derivatives (1)
Ch$	1,570,153				1,422,574
UF	-				-
Foreign currencies	-				-
Total	1,570,153				1,422,574
Financial investments trading (1)
Ch$	170,783				110,900
UF	442,332				761,062
Foreign currencies	12,101				22,388
Total	625,216				894,350
Other assets
Ch$	951,856				705,716
UF	94,164				65,359
Foreign currencies	352,387				159,786
Total	1,398,407				930,861
Total non-interest earning assets
Ch$	2,765,456				2,403,265
UF	536,536				826,421
Foreign currencies	380,784				195,640
Total	3,682,776				3,425,326
TOTAL ASSETS
Ch$	12,027,909	763,429			10,096,892	602,617
UF	8,846,551	492,160			8,491,035	405,419
Foreign currencies	2,899,893	15,689			1,972,451	37,566
Total	23,774,353	1,271,278			20,560,378	1,045,602

LIABILITIES AND SHAREHOLDERS’ EQUITY
INTEREST-BEARING LIABILITIES
Savings accounts
Ch$	1,141	2	(2.7%)	0.2%	1,067	3	(2.2%)	0.3%
UF	102,001	2,478	(0.6%)	2.4%	101,193	724	(1.7%)	0.7%
Foreign currencies	-	-	--%	--%	-	-	--%	--%
Total	103,142	2,480	(0.6%)	2.4%	102,260	727	(1.7%)	0.7%
Time deposits
Ch$	4,988,330	200,035	1.0%	4.0%	3,833,097	51,103	(1.3%)	1.3%
UF	2,135,223	100,986	1.7%	4.7%	2,163,557	92,819	1.6%	4.3%
Foreign currencies	1,816,236	10,357	7.4%	0.6%	1,377,108	9,382	(12.7%)	0.7%
Total	8,939,789	311,378	2.5%	3.5%	7,373,762	153,304	(2.5%)	2.1%
Central Bank borrowings
Ch$	919	5	(2.4%)	0.5%	404,852	1,633	(2.0%)	0.4%
UF	1,066	6	(2.4%)	0.6%	1,545	8	(1.9%)	0.5%
Foreign currencies	-	-	--%	--%	-	-	--%	--%
Total	1,985	11	(2.4%)	0.6%	406,397	1,641	(2.0%)	0.4%
Repurchase agreements
Ch$	178,756	4,177	(0.6%)	2.3%	141,055	486	(2.1%)	0.3%
UF	19,438	653	0.3%	3.4%	55,878	970	(0.7%)	1.7%

	Nine-Month Period Ended September 30,
	2011				2010
	Average Balance	Interest Earned	Average Real Rate	Average Nominal Rate	Average Balance	Interest Average	Average Real Rate	Average Nominal Rate
	(in millions of Ch$, except for rate data)
Foreign currencies	9,346	22	7.0%	0.2%	2,143	1	(13.3%)	0.1%
Total	207,540	4,852	(0.2%)	2.3%	199,076	1,457	(1.8%)	0.7%
Mortgage finance bonds
Ch$	-	-	--%	--%	-	-	--%	--%
UF	177,887	11,817	3.5%	6.6%	232,638	13,584	3.3%	5.8%
Foreign currencies	-	-	--%	--%	-	-	--%	--%
Total	177,887	11,817	3.5%	6.6%	232,638	13,584	3.3%	5.8%
Other interest-bearing liabilities
Ch$	352,891	48,594	10.5%	13.8%	105,485	18,677	14.8%	17.7%
UF	2,395,448	156,407	3.4%	6.5%	2,017,463	114,963	3.1%	5.7%
Foreign currencies	3,303,518	27,585	7.7%	0.8%	2,841,945	33,395	(12.3%)	1.2%
Total	6,051,857	232,586	6.2%	3.8%	4,964,893	167,035	(5.5%)	3.4%
Total interest-bearing liabilities
Ch$	5,522,037	252,813	1.5%	4.6%	4,485,556	71,902	(0.9%)	1.6%
UF	4,831,063	272,347	2.6%	5.6%	4,572,274	223,068	2.3%	4.9%
Foreign currencies	5,129,100	37,964	7.6%	0.7%	4,221,196	42,778	(12.4%)	1.0%
Total	15,482,200	563,124	3.9%	3.6%	13,279,026	337,748	(3.4%)	2.5%
NON-INTEREST-BEARING LIABILITIES
Non-interest-bearing demand deposits
Ch$	3,519,024				3,095,549
UF	16,441				15,114
Foreign currencies	12,833				2,025
Total	3,548,298				3,112,688
Derivatives
Ch$	1,476,428				1,279,839
UF	-				-
Foreign currencies	-				-
Total	1,476,428				1,279,839
Other non-interest-bearing liabilities
Ch$	618,899				514,729
UF	288,867				348,744
Foreign currencies	385,021				297,511
Total	1,292,787				1,160,984
Shareholders’ Equity
Ch$	1,974,640				1,727,841
UF	-				-
Foreign currencies	-				-
Total	1,974,640				1,727,841
Total non-interest-bearing liabilities and shareholders’ equity
Ch$	7,588,991				6,617,958
UF	305,308				363,858
Foreign currencies	397,854				299,536
Total	8,292,153				7,281,352
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Ch$	13,111,028	252,813			11,103,514	71,902
UF	5,136,371	272,347			4,936,132	223,068
Foreign currencies	5,526,954	37,964			4,520,732	42,778
Total	23,774,353	563,124			20,560,378	337,748

(1)	Associated interest is recorded as a gain in financial transactions.

Interest-Earning Assets: Net Interest Margin

The following table analyzes, by currency of denomination, the levels of average interest-earning assets and net interest earned by Santander-Chile, and illustrates the comparative margins obtained, for each of the nine-month periods ended September 30, 2011 and 2010.

	Nine-Month Period Ended September 30,
	2011	2010
	(in millions of Ch$)
Total average interest-earning assets
Ch$	9,262,453	7,693,627
UF	8,310,015	7,664,614
Foreign currencies	2,519,109	1,776,811
Total	20,091,577	17,135,052
Net interest earned (1)
Ch$	510,616	530,715
UF	219,813	182,351
Foreign currencies	(22,275)	(5,212)
Total	708,154	707,854
Net interest margin (2)
Ch$	7.4%	9.2%
UF	3.5%	3.2%
Foreign currencies	(1.2%)	(0.4%)
Total	4.7%	5.5%

(1)	Net interest earned is defined as interest revenue earned less interest expense incurred.

(2)	Net interest margin is defined as net interest earned divided by total average interest-earning assets on an annualized basis.

Return on Equity and Assets; Dividend Payout

The following table presents certain information and selected financial ratios for Santander-Chile for the nine-month periods ended September 30, 2011 and 2010.

	Nine-Month Period ended September 30,
Ch$ million	2011	2010
Net income	305,061	367,171
Average total assets	23,771,353	20,560,378
Average equity	1,974,640	1,727,841
Net income (1) as a percentage of:
Average total assets	1.7%	2.4%
Average equity	20.6%	28.3%
Average equity as a percentage of:
Average total assets	8.3%	8.4%
(1)	Annualized

The following table presents dividends declared and paid by us in the following years:

Year	Dividend Ch$ mn	Per share Ch$/share (1)	Per ADR Ch$/ADR (2)	% over earnings (3)	% over earnings (4)
2010	258,752	1.37	1,426.63	60	60
2011	286,294	1.52	1,579.28	60	57

(1)	Calculated on the basis of 188,446 million shares.

(2)	Calculated on the basis of 1,039 shares per ADS.

(3)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year under Chilean Bank GAAP

(4)	Calculated by dividing dividend paid in the year by net income attributable to shareholders for the previous year under IFRS.

Loan Portfolio

The following table analyzes our loans by product type. Except where otherwise specified, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect our loan portfolio, including principal amounts of past due loan and impaired loans. Any collateral provided generally consists of a mortgage on real estate, a pledge of marketable securities, a letter of credit or cash. The existence and amount of collateral generally vary from loan to loan.

	As of
	September 30, 2011	December 31, 2010
	(Ch$ million)
Commercial Loans:
Commercial loans	7,147,476	6,107,117
Foreign trade loans	1,058,228	783,552
Loans with mortgage guarantee	56,343	67,956
Factoring operations	242,753	206,140
Leasing contracts	1,231,720	1,122,916
Other loans and accounts receivables from customers	1,757	17,948
Subtotal	9,738,277	8,305,629
Mortgage loans:
Draft loans	171,589	138,094
Mortgage finance bonds	119,573	184,364
Other mortgage mutual loans	4,725,258	4,328,679
Leasing contracts	-	-
Subtotal	5,016,420	4,651,137
Consumer loans:
Installment consumer loans	1,715,815	1,604,603
Credit card loans	906,769	794,216
Consumer leasing contracts	3,746	3,735
Other consumer loans	299,329	298,236
Subtotal	2,925,659	2,700,790
Subtotal Loans to customers	17,680,356	15,657,556
Interbank loans	88,038	69,726
Total	17,768,394	15,727,282

Our loan categories are as follows:

Commercial loans

Commercial loans are long-term and short-term loans, including checking overdraft lines for companies granted in Chilean pesos, inflation linked, US$ linked or denominated in US$. The interest on these loans is fixed or variable and is used primarily to finance working capital or investments. General commercial loans also includes factoring operations.

Foreign trade loans are fixed rate, short-term loans made in foreign currencies (principally US$) to finance imports and exports.

Mortgage loans financed with mortgage bonds mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by issuing mortgage bonds.

Factoring operations mainly include short-term loans to companies with a fixed monthly nominal rate backed by a company invoice.

Leasing contracts are agreements for the financial leasing of capital equipment and other property.

Other outstanding loans include other loans and accounts payable.

Residential mortgage loans

Draft loans mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These loans can be endorsed to a third party.  These are financed by our general borrowings.

Residential mortgage loans backed by mortgage bonds are inflation-indexed, fixed or variable rate, long-term loans with monthly payments of principal and interest secured by a real property mortgage that are financed with mortgage finance bonds. At the time of approval, these types of mortgage loans cannot be more than 75% of the lower of the purchase price or the appraised value of the mortgaged property or such loan will be classified as a commercial loan. Mortgage bonds are our general obligations, and we are liable for all principal and accrued interest on such bonds. In addition, if the issuer of a mortgage finance bond becomes insolvent, the General Banking Law’s liquidation procedures provide that these types of mortgage loans with their corresponding mortgage bonds shall be auctioned as a unit and the acquirer must continue paying the mortgage finance bonds under the same conditions as the original issuer.

Other mortgage mutual loans mainly include mortgage loans (fixed and variable rate) that are inflation-indexed long-term loans with monthly payments of principal and interest secured by a real property mortgage. These are financed by our general borrowings.

Consumer loans

Installment consumer loans are loans to individuals, granted in Chilean pesos, generally on a fixed rate nominal basis, to finance the purchase of consumer goods or to pay for services.

Consumer loans through lines of credit are checking overdraft lines to individuals, granted in Chilean pesos, generally on a fixed rate nominal basis and linked to an individual’s checking account.

Credit card loans include credit card balances subject to nominal fixed rate interest charges.

Consumer leasing contracts are agreements for the financial leasing of automobiles and other property to individuals.

Non-client loans

Interbank loans are fixed rate, short-term loans to financial institutions that operate in Chile.

Maturity and Interest Rate Sensitivity of Loans

The following table sets forth an analysis by type and time remaining to maturity of our loans at September 30, 2011.

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years	Total balance at September 30, 2011
	(in millions of Ch$)
General commercial loans	3,024,650	2,738,385	1,384,441	7,147,476
Foreign trade loans	916,179	101,445	40,604	1,058,228
Leasing contracts	289,148	592,504	350,068	1,231,720
Other outstanding loans	300,853	-	-	300,853
Subtotal commercial loans	4,530,830	3,432,334	1,775,113	9,738,277
Residential loans backed by mortgage bonds	23,798	45,391	50,384	119,573
Other residential mortgage loans	278,917	904,214	3,713,716	4,896,847
Subtotal residential mortgage loans	302,715	949,605	3,764,100	5,016,420
Consumer loans	1,483,951	1,326,543	115,165	2,925,659
Subtotal	6,317,496	5,708,482	5,654,378	17,680,356
Interbank loans	88,038	-	-	88,038
Total loans	6,405,534	5,708,482	5,654,378	17,768,394

The following tables present the interest rate sensitivity of outstanding loans due after one year at September 30, 2011. (See also “Item 3: C. Operating Results—Interest Rates”).

As of September 30, 2011
(in millions of Ch$)
Variable Rate
Ch$	-
UF	2,008,312
Foreign currencies	156
Subtotal	2,008,468
Fixed Rate
Ch$	3,310,717
UF	5,359,339
Foreign currencies	684,336
Subtotal	9,354,392
Total	11,362,860

Loans by Economic Activity

The following table sets forth, at the dates indicated, an analysis of our client loan portfolio based on the borrower’s principal economic activity and geographic distribution. Loans to individuals for business purposes are allocated to their economic activity.

	Domestic loans (*) as of,		Foreign loans as of,		Total loans as of,		% of total loans as of,
	Sept. 30, 2011	Dec. 31, 2010	Sept. 30, 2011	Dec. 31, 2010	Sept. 30, 2011	Dec. 31, 2010	Sept. 30, 2011, %	Dec. 31, 2010, %
	(in millions of Ch$)
Commercial loans
Manufacturing	987,830	838,324	-	-	987,830	838,324	5.56	5.33
Mining	281,259	106,119	-	-	281,259	106,119	1.58	0.67
Electricity, gas and water	264,924	149,907	-	-	264,924	149,907	1.49	0.95
Agriculture and livestock	762,510	679,159	-	-	762,510	679,159	4.29	4.32
Forestry	88,291	84,375	-	-	88,291	84,375	0.50	0.54
Fishing	166,995	133,930	-	-	166,995	133,930	0.94	0.85
Transport	502,786	449,508	-	-	502,786	449,508	2.83	2.86
Communications	260,871	214,881	-	-	260,871	214,881	1.47	1.37
Construction	953,090	839,316	-	-	953,090	839,316	5.36	5.34
Commerce	2,067,261	1,732,800	88,029	69,709	2,155,290	1,802,509	12.13	11.46
Services	375,543	358,314	-	-	375,543	358,314	2.11	2.28
Other	3,026,926	2,719,013	-	-	3,026,926	2,719,013	17.04	17.29
Subtotals	9,738,286	8,305,646	88,029	69,709	9,826,315	8,375,355	55.30	53.26

	Domestic loans (*) as of,		Foreign loans as of,		Total loans as of,		% of total loans as of,
	Sept. 30, 2011	Dec. 31, 2010	Sept. 30, 2011	Dec. 31, 2010	Sept. 30, 2011	Dec. 31, 2010	Sept. 30, 2011, %	Dec. 31, 2010, %
	(in millions of Ch$)
Mortgage loans	5,016,420	4,651,137	-	-	5,016,420	4,651,137	28.23	29.57
Consumer loans	2,925,659	2,700,790	-	-	2,925,659	2,700,790	16.47	17.17
Total	17,680,365	15,657,573	88,029	69,709	17,768,394	15,727,282	100.00	100.00

(*)
As of September 30, 2011, foreign country loans, including foreign interbank deposits classified as financial investments and overnight deposits totaled Ch$543,471 million representing 2.1% of our total assets.

Analysis of Santander Chile’s Loan Classification

New Provisioning Model for Residential Mortgage Loans

Prior to June 2011, residential mortgage loans were assigned an allowance level based on credit risk profiles which were determined utilizing a statistical model that considered a borrower’s credit history, including any defaults on obligations to other creditors, as well as the overdue periods on the loans borrowed from us. Once the rating of the client was determined, the allowance for a mortgage loan was calculated using a risk category, which was directly related to days overdue. The following table sets forth the allowance to loan ratios previously used by the Bank. The ratios represent the percentage of required allowance amount to the aggregate amount of the principal and accrued but unpaid interest on the loan.

Previous model Residential mortgage loans		Overdue days
		1-30	31-60	61-120	121-180	181-360	361- 720	>720
Mortgage	Profile 1	0.3%	0.5%	1.2%	2.4%	6.8%	14.1%	28.3%
	Profile 2	1.5%	1.6%	2.5%	4.4%	6.8%	14.1%	28.3%

As of June 2011, residential mortgage loans are assigned an allowance level based on credit risk profiles, which are determined utilizing a statistical model that considers: (i) a borrower’s credit history, (ii) if a client is a new client or an existing client, (iii) if the client is a Bank client or a Banefe client and (iv) if this client has been renegotiated in the system. The total impact of this change on loan loss reserves was Ch$13,006 million or 0.3% of the Bank’s total residential mortgage portfolio. An additional impact of Ch$3,252 from this change will be recognized in the fourth quarter.

As of June 2011, the model for determining provisions for residential mortgage loans is as follows. The ratios represent the percentage of required allowance amount to the aggregate amount of the principal and accrued but unpaid interest on the loan.

New model - Residential mortgage loans		Performing	Overdue days
			1-29	30-59	60-89	>90 days
Mortgage (Bank client)	New client	0.20%	2.7%	3.6%	4.63%	11.0%
	Existing client	0.29%	1.49%	2.97%	3.7%	11.0%
	Renegotiated client	1.75%	1.75%	1.75%	1.75%	11.0%
Mortgage (Banefe client)	New or existing client	0.35%	2.19%	3.64%	4.72%	11.0%
	Renegotiated client	1.75%	1.75%	1.75%	1.75%	11.0%

Planned modifications to allowances for group evaluations on small- and mid-sized commercial loans

Allowances based on group evaluations are permitted for a large number of borrowers whose individual loan amounts are relatively insignificant. These models are intended to be used primarily to analyze commercial loans to individuals and small companies and cover approximately 9% of our total loans.

Levels of required reserves are determined by us by classifying the loan portfolio using one or both of the following models:

i.
A model based on the characteristics of the borrowers and their outstanding loans–borrowers and their loans with similar characteristics will be placed into groups and each group will be assigned a risk level.

ii.	A model based on the behavior of a group of loans–loans with analogous past payment histories and similar characteristics will be placed into groups and each group will be assigned a risk level.

In the fourth quarter of 2011, the Bank plans on transferring those companies analyzed on a group basis to a credit scoring model more similar to the ones used for consumer and residential mortgage loans. The estimated impact of this change on our pre-tax provision expense is Ch$15,000-20,000 million, mainly corresponding to allowances that will be set aside for the performing portion of this loan portfolio.

The Bank believes its provisioning models are accurate and that its loan loss allowances are sufficient to cover known potential losses. While we do not expect major impacts on provisioning expenses in 2012 from changes to our provisioning models, going forward, the Bank and the SBIF will continuously revaluate the provisioning models in order to make sure they fully cover the incurred losses in our portfolio.

Analysis of Impaired and Non-Performing Loans

The following table sets forth all of our, non-performing loans and impaired loans as of September 30, 2011 and December 31, 2010.

	As of
	September 30, 2011	December 31, 2010
	(in millions of Ch$, except percentages)
Non-performing loans(1)	496,786	416,739
Impaired loans (2)	1,326,621	1,480,476
Allowance for loan losses(3)	484,580	425,447
Total loans(4)	17,768,394	15,727,282
Allowance for loan losses / loans	2.73%	2.71%
Non-performing loans as a percentage of total loans	2.80%	2.65%
Loan loss allowance as a percentage of non−performing loans	97.54%	102.09%

(1)	Non-performing loans include the principal and interest of any loan with one installment that is 90 days overdue, and do not accrue interest.

(2)
Impaired loans are defined under the guidelines established in IAS 39 Sections 58 and 59. Impaired loans defined as of December 31, 2011 and 2010  include: (A) for loans whose allowance is determined on an individual basis, impaired loans include: (1) all loans to a debtor that are rated C1 through D2 and (2) total loans to single debtors with a loan that is non-performing, excluding residential mortgage loans if the non-performance of the mortgage loans is less than 90 days; (B) for loans whose allowance for loan losses is determined on a group basis, impaired loans include: (1) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (2) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired.

(3)	Includes allowance for interbank loans.

(4)	Includes interbank loans.

Interest revenue and expense are recorded on an accrual basis using the effective interest method.  However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not reflected directly in the Consolidated Interim Statement of Income unless they have been actually received. Such unrecorded interest and adjustments are generally referred to as “suspended” and are reflected in memorandum accounts which are not part of the Unaudited Condensed Consolidated Interim Statements of Financial Position but are reported as part of the complementary information thereto (Note 23). These accounts are recognized as income, when collected, as a reversal of the related impairment losses. The Bank ceases accruing interest based on contract terms on the principal amount of any asset classified as an impaired asset. Thereafter, the Bank recognizes as interest income the accretion of the net present value of the written down amount of the loan due to the passage of time, based on the original effective interest rate of the loan. Any collected interest related to an asset classified as impaired is accounted for on a cash basis.

For the nine-months ended September 30, 2011 and 2010, the detail of income from suspended interest is as follows:

	Nine-Months Ended September 30,
Suspended interest	2011	2010
	(Ch$ million)
Commercial loans	31,848	29,969
Mortgage loans	9,954	8,573
Consumer loans	19,624	32,374
Totals	61,426	70,916

The following table analyzes our impaired loans. Impaired loans include: (i) all loans to a single client that are evaluated on a group basis, including performing loans, that have a loan classified as non-performing, (ii) all renegotiated consumer loans and (iii) all commercial loans at risk of default. See Note 10(a) of the Unaudited Condensed Consolidated Interim Financial Statements.

	As of
	September 30, 2011	December 31, 2010
	(Ch$ million)
Total loans	17,768,394	15,727,282
Allowance for loan losses	484,580	425,447
Impaired loans(1)	1,326,621	1,480,476
Impaired loans as a percentage of total loans	7.47%	9.41%
Amounts non-performing	496,786	416,739
To the extent secured	257,579	214,786
To the extent unsecured	239,207	201,953
Amounts non-performing as a percentage of total loans	2.80%	2.65%
To the extent secured(2)	1.45%	1.37%
To the extent unsecured	1.35%	1.28%
Loans loss allowances as a percentage of:
Total loans	2.73%	2.71%
Total amounts non-performing	97.54%	102.10%
Total amounts non-performing-unsecured	202.57%	210.67%

(1)
Impaired loans are constructed under the guidelines established in IAS 39 Sections 58 and 59. Impaired loans include: (A) for loans whose allowance is determined on an individual basis, impaired loans include: (1) all loans to a debtor that are rated C1 through D2 and (2) total loans to single debtors with a loan that is non-performing, excluding residential mortgage loans if the non-performance of the mortgage loans is less than 90 days. (B) for loans whose loan loss allowance is determined on a group basis, impaired loans include: (1) total loans to a debtor, when a loan to that debtor is non-performing or has been renegotiated, excluding performing residential mortgage loans and (2) if the loan that is non-performing or renegotiated is a residential mortgage loan all loans to that debtor are considered impaired.

(2)	Security generally consists of mortgages on real estate, pledges of marketable securities, letters of credit or cash.

A breakdown of the loans included in the previous table which have been classified as impaired are as follows:

Impaired loans as of September 30, 2011	Commercial	Residential mortgage	Consumer	Total
Non-performing loans (1)	244,209	140,273	112,304	496,786
Commercial loans at risk of default (2)	305,503	-	-	305,503
Re-negotiated loans (3)	170,845	41,583	311,904	524,332
Total	720,557	181,856	424,208	1,326,621

Impaired loans As of December 31, 2010	Commercial	Residential mortgage	Consumer	Total
Non-performing loans (1)	213,872	121,911	80,956	416,739
Commercial loans at risk of default (2)	444,129	-	-	444,129
Re-negotiated loans (3)	230,810	20,735	368,063	619,608
Total	888,811	142,646	449,019	1,480,476

(1)	All commercial loans analyzed individually at risk of default, defined as all loans to a debtor with a loan rated C1 through D2.

(2)	Total loans to a debtor, whose allowance level is determined on an individual basis, and who has a loan that is non-performing.

(3)	Renegotiated loans for loans whose loan loss allowance is analyzed on a group basis.

We in certain instances renegotiate loans that have one or more installment that is non-performing. The type of concession we most often give when renegotiating a loan is a reduction in interest payment or a forgiveness of principal. The following table shows the success rate for renegotiated consumer and mortgage loans. The success rate for consumer loans is defined for each reported period as: (i) (the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of September 30, 2011, minus the amount of such renegotiated loans that have been charged off as of September 30, 2011) divided by (ii) (the total amount of such renegotiated loans). The success rate for residential mortgage loans is defined for each reported period as: (i) (the total amount of loans renegotiated in that period minus the amount of such renegotiated loans that are classified as non-performing loans as of September 30, 2011 minus the amount of such renegotiated loans that have been charged off as of September 30, 2011divided by (ii) (the total amount of such renegotiated loans).

As of September 30, 2011 Period of renegotiation	Success rate Consumer Loans	Success rate Residential mortgage loans
1Q 2010	73.6%	90.2%
2Q 2010	72.6%	90.7%
3Q 2010	68.5%	84.9%
4Q 2010	69.4%	100.0%
1Q 2011	72.4%	100.0%
2Q 2011	99.9%	100.0%
3Q 2011	100.0%	100.0%

Based on information available regarding our borrowers, we believe that our loan loss allowances are sufficient to cover known potential losses and losses inherent in a loan portfolio of the size and nature of our loan portfolio.

Charge-offs by loan product

	Nine-Months Ended September 30,		% Change
	2011	2010	2011/2010
	(in millions of Ch$)
Consumer loans	(125,416)	(91,219)	37.5%
Residential mortgage loans	(10,506)	(10,589)	(0.8%)
Commercial loans	(58,300)	(49,424)	18.0%
Total charge−offs	(194,222)	(151,232)	28.4%

Recovery of loans previously charged−off

	Nine-Months Ended September 30,		% Change
	2011	2010	2011/2010
	(in millions of Ch$)
Consumer loans	9,430	17,067	(44.7%)
Residential mortgage loans	1,213	1,229	(1.3%)
Commercial loans	5,376	5,259	2.2%
Total recoveries	16,019	23,555	(32.0%)

Based on information available regarding our borrowers, we believe that our loan loss allowance is sufficient to cover known potential losses and losses inherent in our loan portfolio.

Allocation of the Loan Loss Allowances

The following tables sets forth, as of September 30, 2011 and December 31, 2010, the proportions of our required minimum loan loss allowances that were attributable to our commercial, consumer and residential mortgage loans at each such date.

	Total Allowance Ch$ million	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowances	Total Allowance Ch$ million	Allowance amount as a percentage of loans in category	Allowance amount as a percentage of total loans	Allowance amount as a percentage of total allocated allowance
Loans	As of September 30, 2011				As of December 31, 2010
Commercial loans	146,294	2.0%	0.8%	30.2%	132,775	2.2%	0.8%	31.2%
Foreign trade loans	32,349	3.1%	0.2%	6.7%	18,888	2.4%	0.1%	4.4%
General purpose mortgage loans	3,429	6.1%	0.0%	0.7%	4,350	6.4%	0.0%	1.0%
Factoring transactions	3,582	1.5%	0.0%	0.7%	2,083	1.0%	0.0%	0.5%
Leasing transactions	18,424	1.5%	0.1%	3.8%	14,742	1.3%	0.1%	3.5%
Other Loans and accounts receivables from customers	1	0.1%	0.0%	0.0%	9,664	53.8%	0.1%	2.3%
Subtotals	204,079	2.1%	1.1%	42.1%	182,502	2.2%	1.2%	42.9%
Mortgage loans
Loans with letters of credit	870	0.7%	0.0%	0.2%	446	0.3%	0.0%	0.1%
Mortgage mutual loans	27,996	0.6%	0.2%	5.8%	11,319	6.1%	0.1%	2.7%
Other mortgage mutual loans	7,246	4.2%	0.0%	1.5%	5,567	0.1%	0.0%	1.3%
Leasing transactions	-	-	--%	--%	-	-	--%	--%
Subtotals	36,112	0.7%	0.2%	7.5%	17,332	0.4%	0.1%	4.1%
Consumer loans
Installment consumer loans	185,996	10.8%	1.0%	38.4%	176,219	11.0%	1.1%	41.4%
Credit card balances	44,575	4.9%	0.3%	9.2%	36,156	4.6%	0.2%	8.5%
Consumer leasing contracts	103	2.7%	--0%	--%	121	3.2%	--%	--%
Other consumer loans	13,696	4.6%	0.1%	2.8%	13,063	4.4%	0.1%	3.1%
Subtotals	244,370	8.4%	1.4%	50.4%	225,559	8.4%	1.4%	53.0%
Totals loans to clients	484,561	2.7%	2.7%	100.0%	425,393	2.7%	2.7%	100.0%
Interbank	19	0.0%	0.0%	0.0%	54	0.1%	0.0%	0.0%
Totals	484,580	2.7%	2.7%	100.0%	425,447	2.7%	2.7%	100.0%

ITEM 4. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

Banco Santander Spain controls Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding, which are controlled subsidiaries. In February 2011, Banco Santander Spain sold 1.9% of its ownership of us through Teatinos Siglo XXI Inversiones Ltda in the market. This gives Banco Santander Spain control over 75.0% of our shares and actual participation when excluding non-controlling shareholders that participate in Santander Chile Holding is 74.84%.

Banco Santander Spain is in a position to cause the election of a majority of the members of Santander-Chile’s Board of Directors, to determine its dividend and other policies and to determine substantially all matters to be decided by a vote of shareholders. Banco Santander Spain holds ordinary shares to which no special voting rights are attached. Each share represents one vote and there are no shareholders with different voting rights.

The number of outstanding shares of Santander-Chile (of which there is only one class, being ordinary shares) at September 30, 2011 was 188,446,126,794 shares, without par value. Santander-Chile’s shares are listed for trading on the Chilean Stock Exchanges and on the NYSE in connection with the registration of ADRs. The market capitalization of Santander-Chile at the same date on the Chilean stock exchange was Ch$ 7,059,192 million and US$ 13,327 million on the NYSE. At September 30, 2011, Santander-Chile had 12,422 holders registered in Chile, including JPMorgan as Depositary (the “Depositary”) of Santander-Chile’s American Depositary Share Program. As of September 30, 2011, there were a total of 30 ADR holders on record, principally U.S. and international investment and commercial banks holding ADSs for themselves and third parties. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

Other than the information disclosed in this section, there are no arrangements to the knowledge of Santander-Chile, which can result in a change of control of Santander-Chile.

B.           Related Party Transactions

In the first six months of 2011, the Bank acquired from our controlling shareholder, Banco Santander Spain, certain loans to and accounts receivable with corporate clients in Chile. The aggregate principal amount of these loans and accounts receivable was US$971,053,000 at the time of purchase. The assets were purchased at fair market value, complying with applicable rules and regulation, and as of September 30, 2011, the aggregate principal amount of these assets was US$622,859,000. At the time of the acquisition, the maturity of these loans was between 12 and 18 months, and all are performing.

The Chilean Companies Law requires that our transactions with related parties be on a market basis, that is, on similar terms to those customarily prevailing in the market. We are required to compare the terms of any such transaction to those prevailing in the market at the date the transaction is to be entered into. Directors of companies that violate this provision are liable for losses resulting from such violations.

In addition, under the Chilean Companies Law, a company may not enter into a transaction with related parties unless (i) such transaction has received the prior approval of the company’s Board of Directors and (ii) the terms of such transaction are consistent with the terms of transactions of a similar type prevailing in the market. If it is not possible to make this determination, the board may appoint two independent evaluators. The evaluators’ final conclusions must be made available to shareholders and directors for a period of 20 business days, during which shareholders representing 5% or more of the issued voting shares may request the board to call a shareholders’ meeting to resolve the matter, with the agreement of two thirds of the issued voting shares required for approval. For purposes of this regulation, the law considers the amount of a proposed transaction to be material if (1) it exceeds 1% of the company’s net worth (provided that it also exceeds UF 20,000) or (2) it exceeds UF 20,000.

All resolutions approving such transactions will be reported to the company’s shareholders at the next annual shareholders’ meeting. Violations of this provision may result in administrative or civil liability to the corporation, the shareholders and/or third parties who suffer losses as a result of such violation.

Loans granted to related parties

In addition to subsidiaries and associated entities, the Bank’s “related parties” include the “key personnel” of the Bank’s executive staff (members of the Bank’s Board and the Managers of Banco Santander Chile and its subsidiaries, together with their close relatives), as well as the entities over which the key personnel could exert significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander Spain. (located in Spain).

The table below shows loans and receivables and contingent loans with related parties. For more information, see “Note 31–Transactions with Related Parties” in our Unaudited Condensed Interim Consolidated Financial Statements appearing elsewhere in this report:

	As of September 30, 2011				As of December 31, 2010
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)				(in millions of Ch$)
LOANS AND RECEIVABLES
Commercial loans	35,618	682	2,197	73,438	36,966	670	2,478	14,015
Mortgage loans	-	-	15,962	-	-	-	15,157	-
Consumer loans	-	-	1,911	-	-	-	2,182	-
Loans and accounts receivables	35,618	682	20,070	73,438	36,966	670	19,817	14,015
Provision for loan losses	(46)	(1)	(34)	(33)	(112)	(1)	(87)	(14)
Net loans	35,572	681	20,036	73,405	36,854	669	19,730	14,001
Guarantees	25,580	-	18,717	1,054	7,641	-	18,649	1,359
Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	1,020	-	-	-	2,964	-	-	-
Guarantees	12,761	-	-	250	12,307	-	-	84
Contingent loans	13,781	-	-	250	15,271	-	-	84
Provision for contingent loans	(9)	-	-	-	(1)	-	-	-
Net contingent loans	13,772	-	-	250	15,270	-	-	84

Under the Chilean General Banking Law, Chilean banks are subject to certain lending limits, including the following:

•
a bank may not extend to any person or legal entity (or group of related entities), directly or indirectly, unsecured loans in an amount that exceeds 5.0% of the bank’s regulatory capital, or secured loans in an amount that exceeds 25.0% of its regulatory capital. In the case of foreign export trade finance, this 5.0% ceiling is raised to: 10.0% for unsecured financing, 30.0% for secured financing. This ceiling is raised to 15.0% for loans granted to finance public works under the concessions system contemplated in the Decree with Force of Law 164 of 1991, of the Ministry of Public Works, provided that either the loan is secured on the concession, or the loan is granted as part of a loan syndication;

•
a bank may not grant loans bearing more favorable terms than those generally offered by banks in the same community to any entity (or group of related entities) that is directly or indirectly related to its owners or management;

•	a bank may not extend loans to another bank in an aggregate amount exceeding 30.0% of its regulatory capital;

•	a bank may not directly or indirectly grant a loan, the purpose of which is to allow the borrower to acquire shares in the lending bank;

•	a bank may not lend, directly or indirectly, to a Director or any other person who has the power to act on behalf of the bank, or to certain related parties; and

•
a bank may not grant loans to individuals or legal entities involved in the ownership or management of the bank, whether directly or indirectly (including holders of 1.0% or more of its shares), on more favorable terms than those generally offered to non-related parties. Loans may not be extended to senior executives and to companies in which such individuals have a participation of 5.0% or more of the equity or net earnings in such companies. The aggregate amount of loans to related parties may not exceed a bank’s regulatory capital.

•	We are not aware of any loans to any related parties exceeding the above lending limits.

The largest related party loan was rendered by the Bank to Santander Investment Chile Ltda. for Ch$16,760 million (US$32.2 million). The loan is in Chilean nominal pesos at a rate of 0.50% per month and was due in October 2011.

The table below shows assets and liabilities with related parties:

	As of September 30, 2011				As of December 31, 2010
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)				(in millions of Ch$)
Assets
Cash and deposits in banks	222,497	-	-	-	34,104	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	572,040	-	-	-	541,737	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	105,348	-	-	-	22,072	-	-	-
Liabilities
Deposits and other demand liabilities	5,738	8,779	1,594	9,671	9,905	6,014	1,311	4,128
Investments under repurchase agreements	52,611	-	-	-	47,636	-	-	-
Time deposits and other time liabilities	471,973	90	2,583	56,000	320,622	-	1,657	48,749
Financial derivative contracts	457,725	-	-	-	317,601	-	-	-
Issued debt instruments	13,212	-	-	-	9,392	-	-	-
Other financial liabilities	43,754	-	-	-	153,913	-	-	-
Other liabilities	1,163	-	-	-	2,782	-	-	-

Other transactions with related parties

During the nine-month periods ended September 30, 2011 and 2010, we had the following significant income (expenses) from services provided to (by) related parties:

	As of September 30, 2011				As of September 30, 2010
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	(in millions of Ch$)				(in millions of Ch$)
Income (expense) recorded
Income and expenses from interest and readjustments	(12,923)	41	953	(2,415)	(7,385)	39	768	459
Income and expenses from fees and services	58,741	30	84	155	50,735	2	69	118
Net income from financial and foreign exchange operations	96,187	-	(19)	(8,658)	98,131	-	(18)	1,479
Other operating revenues and expenses	(4,184)	-	-	-	(3,551)	-	-	-
Key personnel compensation and expenses	-	-	(25,213)	-	-	-	(21,480)	-
Administrative and other expenses	(17,421)	(18,664)	-	-	(14,466)	(14,788)	-	-
Totals	120,400	(18,593)	(24,195)	(10,918)	123,464	(14,747)	(20,661)	2,056

Only transactions with related parties equal to or greater than UF 5,000 are included individually in the table above. Transactions with related parties between UF 1,000 and up to UF 5,000 are included in other transactions with related parties. All transactions were conducted at arms-length.

ITEM 5. FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Financial Information

See Item 10.

Legal Proceedings

We are subject to certain claims and are party to certain legal and arbitration proceedings in the normal course of our business, including claims for alleged operational errors. We do not believe that the liabilities related to such claims and proceedings are likely to have, in the aggregate, a material adverse effect on our consolidated financial condition or results of operations. For the years ended December 31, 2009 and 2010, the Disclosure Committee of Santander Chile has defined a significant legal proceeding as that implying an estimated incurred loss greater than an established cutoff amount. This cut-off amount is calculated as 16% of 5% of net interest income plus net fee income plus net financial transactions plus provision expenses plus administrative expenses and depreciation. This amount is then further reduced by 30%. As of September 30, 2011, this cutoff totaled Ch$ 3,421 million (US$ 6.6 million). As of September 30, 2011, there were no legal proceedings exceeding that amount. There are no material proceedings in which any of our directors, any members of our senior management, or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

Upon the recommendation of our internal and external legal advisors, we estimate that our aggregate liability, if all legal proceedings were determined adversely to us, could result in significant losses not estimated by us. As of September 30, 2011, we have set aside Ch$ 437 million (US$ 0.8 million) as provisions for these legal actions. These provisions are presented under the “other” provisions item in our financial statements.

Dividends and dividend policy

See “Item 1: A. Selected Financial Data–Dividends.”

ITEM 6. THE OFFER AND LISTING

A.           Historical Trading Information

The table below shows, for the periods indicated, the annual, quarterly and monthly high and low closing prices (in nominal Chilean pesos) of the shares of our common stock on the Santiago Stock Exchange and the annual, quarterly and monthly high and low closing prices (in U.S. dollars) as reported by the NYSE.

	Santiago Stock Exchange		NYSE
	Common Stock		ADS
	High	Low	High	Low
	(Ch$ per share)		(US$ per ADS)
Annual Price History
2006	26.20	19.60	51.46	37.40
2007	27.10	21.25	55.30	41.76
2008	24.86	16.51	54.60	28.16
2009	31.00	18.23	64.78	31.22
2010	47.37	30.74	99.44	59.40
Quarterly Price History
2009
1st Quarter	23.00	18.23	38.84	31.22
2nd Quarter	23.90	19.44	46.69	34.01
3rd Quarter	30.41	23.34	57.94	44.97
4th Quarter	31.00	26.96	64.78	52.64
2010
1st Quarter	34.99	30.74	70.63	60.59
2nd Quarter	36.36	31.03	71.88	59.40
3rd Quarter	47.37	34.73	99.44	66.73
4th Quarter	45.20	41.61	97.02	91.28
2011
1st Quarter	43.65	35.63	93.75	76.06
2nd Quarter	42.23	39.80	93.81	86.25
3rd Quarter	42.93	34.53	96.44	70.65
Monthly Price History
December 2010	44.30	41.61	95.83	91.38
January 2011	43.65	38.62	93.75	81.42
February 2011	40.02	37.17	86.43	81.16
March 2011	40.05	35.63	86.75	76.06
April 2011	42.01	39.89	92.55	86.25
May 2011	41.19	39.80	92.40	87.91
June 2011	42.23	42.23	93.81	93.81
July 2011	42.93	42.93	96.44	96.44
August 2011	41.39	41.39	93.96	93.96
September 2011	41.04	41.04	91.76	91.76
October 2011	38.70	38.70	82.54	82.54
November 2011 up to November 21, 2011	38.80	36.34	80.38	73.94

B.           Nature of Trading Market

Nature of Trading Market

Shares of our common stock are traded on the Chilean Stock Exchanges. Each ADS represents 1,039 shares of common stock. ADRs have been issued pursuant to the Deposit Agreement, dated as of August 4, 2008, among Santander-Chile, the Depositary and all holders from time to time of ADRs. As of September 30, 2011, 28,046,976 ADSs were outstanding (equivalent to 29,140,807,594 shares of common stock or 15.46% of the total number of issued shares of common stock).

ITEM 7. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

We are managed by our Board of Directors, which, in accordance with our by-laws, consists of 11 directors and two alternates who are elected at annual ordinary shareholders’ meetings. Except as noted below, the current members of the Board of Directors were elected by the shareholders in the ordinary shareholders’ meeting held on April 26, 2011. Members of the Board of Directors are elected for three-year terms. Except as noted below, the term of each of the current board members expires in April of 2014. Cumulative voting is permitted for the election of directors. The Board of Directors may appoint replacements to fill any vacancies that occur during periods between elections. If any member of the Board of Directors resigns before his or her term has ended, and no other alternate director is available to take the position at the next annual ordinary shareholders’ meeting a new replacing member will be elected. Our executive officers are appointed by the Board of Directors and hold office at its discretion. Scheduled meetings of the Board of Directors are held monthly. Extraordinary meetings can be held when called in one of three ways: by the Chairman of the Board of Directors, by three directors with the consent of the Chairman of the Board of Directors or by the majority of directors. None of the members of our Board of Directors has a service contract which entitles any Director to any benefits upon termination of employment with Santander-Chile.

Our current directors are as follows:

Directors	Position	Committees	Term Expires
Mauricio Larraín Garcés	Chairman and Director	Asset and Liability Committee Executive Credit Committee Market Committee Marketing and Communications Committee University Committee Strategy Committee	April 2014
Jesús Zabalza Lotina	First Vice Chairman and Director	Strategy Committee	April 2014
Oscar Von Chrismar Carvajal	Second Vice Chairman and Director	Asset and Liability Committee Executive Credit Committee Market Committee Strategy Committee Technology Committee Marketing and Communications Committee Central Risk Committee	April 2014
Carlos Olivos Marchant	Director	Audit Committee	April 2014
Víctor Arbulú Crousillat	Director	Audit Committee	April 2014
Marco Colodro Hadjes	Director	Asset and Liability Committee Executive Credit Committee Market Committee Central Risk Committee	April 2014
Lucía Santa Cruz Sutil	Director	University Committee Marketing and Communications Committee	April 2014
Roberto Méndez Torres	Director	Executive Credit Committee Marketing and Communications Committee University Committee Strategy Committee	April 2014
Vittorio Corbo Lioi	Director	Asset and Liability Committee Market Committee	April 2014
Roberto Zahler Mayanz	Director	Asset and Liability Committee Market Committee	April 2014
Lisandro Serrano Spoerer	Director	Audit Committee Analysis and Resolution Committee	April 2014
Juan Manuel Hoyos Martínez de Irujo	Alternate Director	Strategy Committee	April 2014
Raimundo Monge Zegers	Alternate Director	Asset and Liability Committee Strategy Committee Market Committee	April 2014

Mauricio Larraín Garcés is our Chairman. He is a member of the Asset and Liability Committee, the Executive Credit Committee, the Market Committee, the Marketing and Communications Committee, the Strategy Committee and the University Committee. He is also President of Santander Chile Holding S.A. and Universia Chile S.A. He is a Director of the Asociación de Bancos e Instituciones Financieras de Chile and the Santiago Stock Exchange. He is General Director of E.S.E., the Universidad de los Andes’ business school. He is also a member of the Council of Paz Ciudadana and was a former President of ICARE. Mr. Larraín began working at Santander-Chile in 1989. Previously, he was Intendente (Director) of the Superintendency of Banks, Manager of External Debt at the Banco Central de Chile and a Senior Finance Specialist at the World Bank in Washington. He holds degrees in Law from Universidad Católica de Chile and from Harvard University.

Jesús María Zabalza Lotina became a Director and Vice-Chairman of the Board on October 28, 2008. He currently is a Director of Grupo Santander’s Latin America Division and a Board member of Banco Santander Puerto Rico and President of the Board of Banco Santander Colombia. He is a member of the Strategy Committee. Mr. Jesús Zabalza is a patron of the Fundación Padre Garralda. Previously, Mr. Zabalza was Director of Retail Banking in Madrid of Banco BBVA. He was also on the Board of e-La Caixa, Telefónica Factoring S.A, Adeslas y Terra. Mr. Zabalza holds a degree in Industrial Engineering from the University of Bilbao.

Oscar von Chrismar Carvajal became Executive Vice-Chairman of the Board on January 1, 2010 after having served as the chief executive officer of Santander-Chile since August 2003. Mr. Von Chrismar is a member of the Asset and Liability Committee, Executive Credit Committee, Market Committee, Strategy Committee, Technology Committee and the Marketing and Communications Committee. Prior to assuming the chief executive officer post, he was the Manager of Global Banking. Prior to the merger, he was the former chief executive officer of Old Santander-Chile since September 1997, after being General Manager of Banco Santander-Peru since September 1995. Mr. von Chrismar is also Alternate Director of Universia Chile S.A. Prior to that, Mr. von Chrismar was the manager of the Finance Division of Santander-Chile, a position that he had held since joining Santander-Chile in 1990. Mr. von Chrismar holds an Engineering degree from the Universidad de Santiago de Chile.

Carlos Olivos Marchant is Director since 2007 and has been a Board member since the merger was consummated in 2002. He is Chairman of the Audit Committee. He was a member of the Board of Santiago since 1987 until the date of the merger, and he was Chairman of that board between May 1999 until the merger. He is a partner in the law firm Guerrero, Olivos, Novoa y Errazuriz. From 1981 to 1983, Mr. Olivos served as General Counsel of the Central Bank of Chile, and from 1984 to 1986, he served as Chairman of the Board of Directors of Banco Osorno. Mr. Olivos holds a law degree from the Universidad de Chile and a Masters of Jurisprudence from New York University School of Law.

Vittorio Corbo Lioi is one of Chile’s leading economists. In 2003, Mr. Corbo was named President of Chile’s Central Bank. Following the end of his tenure there, Mr. Corbo has been named to various boards and is currently a Senior Investigator at the Centro de Estudio Públicos (CEP), a local think tank. Previously, Mr. Corbo was an economic advisor to the Bank between 1991 and 1995 and a member of the Board of Santander Chile between 1995 and 2003. Mr. Corbo is a member of the Asset and Liability Committee and the Market Committee. Mr. Corbo has a Business Administration Degree from the Universidad de Chile and a Ph.D. in Economics from MIT.

Víctor Arbulú Crousillat became a Director on May 6, 1999. He is a member of the Audit Committee and has been designated as a Financial Expert. He was a Managing Director of JPMorgan, member of its European management committee and Chief Executive Officer for Spain and Portugal from 1988 until 1998. He has worked for JPMorgan for over 25 years in various positions in Europe, North America and Latin America. Mr. Arbulú also worked for the Inter-American Development Bank. He is also Director of Aurum S.A. Mr. Arbulú holds a degree in Engineering and a Masters of Business Administration.

Marco Colodro Hadjes became a Director on April 19, 2005. Mr. Colodro is a member of the Asset and Liability Committee, Executive Credit Committee, Market Committee and since September 2010 is a member of the Audit Committee. Mr. Colodro was President of the Board of Telefónica Chile and a Director of Codelco. He is a former chairman of TVN (national television network) and former vice chairman of Banco del Estado (state bank). He was also owner of Agencia de Valores Alfa S.A. Prior to that, he was Foreign Trade Director at the Central Bank of Chile. Mr. Colodro holds a degree in Economics from the Universidad de Chile, and has done post-graduate studies at the University of Paris.

Lucía Santa Cruz Sutil became a Director on August 19, 2003. Ms. Santa Cruz was a member of our Audit Committee until May 2010 and the University Committee. She is a member of the University Committee and the Marketing and Communications Committee. Ms. Santa Cruz holds a degree in History and a Masters Degree in Philosophy from Oxford University. She is the Dean of the College of Liberal Arts of the Universidad Adolfo Ibañez. Ms. Santa Cruz is also a Director of Universia Chile S.A. She is also on the Board of Compañía de Seguros Generales y de Vida La Chilena Consolidada and Fundación Minera Escondida. She is also on the Advisory Board of Nestle Chile and the Fundación Educacional Santa Teresa de Avila. She is also a member of the Self-Regulation Committee for Insurance Companies in Chile.

Roberto Méndez Torres is a former member of the Board of Old Santander-Chile, to which he was appointed in 1996. He is a member of the Executive Credit Committee, the Marketing and Communications Committee, the Strategy Committee and the University Committee. He is a professor of Economics at Universidad Católica de Chile. He has been Advisor to Grupo Santander-Chile since 1989. Mr. Méndez is President and Director of Adimark Chile Gfk and on the Board of the Chilean and German Chamber of Commerce. He is also Vice-Chairman of Universia S.A. He graduated with a degree in Business from Universidad Católica de Chile, and holds an MBA and a Ph.D. from the Graduate School of Business at Stanford University.

Roberto Zahler Mayanz became a Director on August 31, 1999. He is a member of the Asset and Liability Committee and the Market Committee. Currently, he is President of Zahler & Co, a consulting firm. He is also Director of Air Liquide-Chile and member of the CLAAF or the Latin American Committee for Financial Affairs. He was formerly President of the Board of Siemens Chile. He was also a visiting professor at the IMF’s Research Department. Between 1991 and 1996, he was President of the Central Bank of Chile and Vice-President from 1989 to 1991. He also serves as a consultant for the World Bank, the IDB, the IMF and the International Bank of Settlements. Mr. Zahler has also provided technical assistance to various Central Banks and Finance Ministries in most countries of Latin America, Indonesia and Kosovo. Mr. Zahler holds a degree in Business Administration from the Universidad de Chile and a Masters in Economics from the University of Chicago.

Lisandro Serrano Spoerer was elected to the Board in January 2011. He is a member of the Audit Committee and the Analysis and Resolution Committee. He is currently Dean of the Universidad Gabriela Mistral. He is also a member of the Self-Regulation Committee of the Santiago Stock Exchange, a board member of various companies and a Member of Tribunal Patrimonial del Fútbol Profesional. Previously, he worked at PricewaterhouseCoopers from 1977 to 2003 where he was a partner in the tax division and later a Principal partner.

Juan Manuel Hoyos Martínez de Irujo was the Managing Director of McKinsey & Company in Spain from 1997 to 2003 where he was also President of the Client Committee of McKinsey’s Board. He began his career at McKinsey where he was named partner in 1984 and Director in 1991. Currently, he is in charge of partner development worldwide and continues to serve on the Board. His consulting career has been focused in the areas of strategy and organization of corporations, especially in the telecommunications, banking and metallurgy sectors. He has worked with companies in Spain, the United States, Latin America, the United Kingdom, Portugal and Africa. He is currently a member of our Strategy Committee. He received an economics degree from the Universidad Complutense de Madrid and holds an MBA in Finance and Accounting from Columbia University.

Raimundo Monge Zegers became an Alternate Director on April 29, 2003. He is currently a member of the Strategy Committee, the Asset and Liability Committee and the Market Committee. He is Corporate Director of Strategic and Financial Planning for Grupo Santander-Chile and is CEO of Santander-Chile Holding S.A. and Santander Inversiones Ltda. He is also President of Santander S.A. Sociedad Securitizadora and Santander Factoring S.A. He is a Director of Aurum S.A., Santander Asset Management Chile S.A. and Bansa Santander S.A. Mr. Monge has a degree in business from the Universidad Católica de Chile and an MBA from the University of California, Los Angeles.

Senior Management

Our senior managers are as follows:

Senior Manager	Position	Date Appointed
Claudio Melandri	Chief Executive Officer	January 1, 2010
Gabriel Montoya	Corporate Financial Controller	April 1, 2009
José Manuel Manzano	Corporate Director of Risk	July 1, 2007
Javier Montero	Corporate Director of Internal Audit	May 1, 2010
Alejandra Mehech	Corporate Director Human Resources	May 1, 2010
Fred Meller	Global Banking and Markets	January 1, 2011
Francisco Murillo	Manager Retail Banking	May 1, 2010
Miguel Mata	Chief Financial Officer	November 1, 2011
Felipe Contreras	Chief Accounting Officer	October 1, 2008
Juan Fernández	Administration and Operations	June 1, 2011

Angel Rebolledo	Administration and Operations	June 1, 2011
Emiliano Muratore	Manager Financial Management	April 8, 2008
Juan Pedro Santa María	General Counsel	July 30, 2009

Claudio Melandri has been Chief Executive Officer of Banco Santander Chile since January 2010. In June 1990, he joined Santander Chile as an account officer for companies. He was Branch Manager between August 1991 and March 1993 when he was named Manager of the Bank’s Head Office. From September 1994 until 1997, he was Manager of all branches in southern Chile. Between 1998 and 2005, he became Manager of the entire branch network of Santander Chile. Between August 2005 and September 2007, he was Executive Vice-President of Banco Santander Venezuela. In September 2007, he was named Corporate Director of Human Resources of Banco Santander Chile until February 2008, when he was named Manager of Commercial Banking until December 2009. He is also a member of the Board of Santander Seguros de Vida S.A., Santander Asset Management S.A., Administradora General de Fondos and Santander Seguros Generales S.A. Mr. Melandri has a degree in Business from the Universidad Tecnológica Metropolitana de Chile and an MBA from the Universidad Adolfo Ibáñez.

Gabriel Montoya B. was appointed Financial Controller of Santander Chile in April 2009 and has been working for Santander Spain and its affiliates since 1997. Between 2005-2009, Mr. Montoya was Director of the MIS America Project and was responsible for implementing management information systems in Chile, Mexico, Puerto Rico, Argentina and Brazil. Previous to that Mr. Montoya was Financial Controller of Santander Puerto Rico, Head of Financial Control for the Americas Division of Santander and various other management positions in Santander Colombia. Mr. Montoya has a Business Administration Degree from Universidad del Rosario and an Executive Administration Diploma from the Universidad de los Andes, both in Colombia.

José Manuel Manzano became Corporate Director of Risk in July 2007. Prior to that he was Corporate Director of Human Resources for Santander-Chile since October 31, 2002. Previously, he served as Manager of Human Resources for Old Santander-Chile since 1999. He was also General Manager of Santander Fund Management and Managing Director of Bancassurance. He is also a Director of Santander Chile Holding. Mr. Manzano holds an MBA and a degree in Business from Universidad Católica de Chile.

Javier Montero is the Corporate Director of Internal Auditing, a position he has held since May 1, 2010. Prior to that he was Manager of Internal Auditing in the Financial Risk Department at Banco Santander Chile since 2006. Mr. Montero has worked for Grupo Santander since 2000 in the Internal Auditing Division of Grupo Santander. Mr. Montero has a Business Degree and an Auditing degree from Universidad San Pablo in Madrid.

Francisco Murillo was appointed Manager of Retail Banking of Santander-Chile on May 1, 2010. Prior to that, he held the position of Corporate Director of Human Resources for Santander-Chile since February 21, 2008. Mr. Murillo has worked in Grupo Santander Chile since 1993. Previously he served as Corporate Director of Santander Asset Management and President of Bansander AFP. He was also the former CEO and Chief Investment Officer of Bansander AFP. Mr. Murillo is President of Santander Asset Management S.A. Administradora de General de Fondos, President of Santander Seguros de Vida S.A., President of Santander Seguros Generales S.A., Director of Santander Chile Holding, Director of Aurum S.A., Director of Santander Asset Management Chile S.A., Director of Santander Factoring, CEO of Teatinos Siglo XXI Inversiones Ltda and CEO of Aurum S.A. Mr. Murillo has a Business Degree from the Universidad Adolfo Ibañez.

Alejandra Mehech was appointed Corporate Director of Human Resources for Santander-Chile on May 1, 2010. Prior to that, Mrs. Mehech served as manager of Human Resources for the Global Businesses area and for senior executives, position she held since December 2007. She has also served as manager of Human Resources of the Asset Management Division of Grupo Santander in Chile. Mrs. Mehech has worked in Grupo Santander since 1994 and holds a Business Degree and a degree in Sociology, both from Universidad Católica de Chile.

Fred Meller became Manager of Global Banking & Market in January 2011. Prior to that he was Manager of Market Making for Europe and UK for Santander-Spain. Previously, he served as Treasurer for Santander-Chile since 2008. He was also General Manager of Santander Agente de Valores and Director of Deposito Central de Valores Chile. Mr. Meller holds a degree in Business Administration from Universidad Central de Chile.

Miguel Mata became CFO for Santander-Chile on November 2011. Prior to that he served at several staff positions related to Business Strategy. Mr. Mata joined Santander-Chile in 2002 when Santander-Chile merged with Banco Santiago. Previously he was Financial Controller for Banco Santiago. He has been working in banks since 1990, when he joined Banco O’Higgins, one of the predecessors of Banco Santiago. Mr. Mata holds a degree in Engineering from Universidad Católica de Chile.

Felipe Contreras F. was named Chief Accounting Officer of Santander Chile in October 2008. He has worked for 14 years in our Accounting Department, most recently as Manager of the Consolidation and Reporting Departments, overseeing our Chilean, U.S. and Spanish GAAP reporting requirements. He recently was in charge of our recent transition to International Financial Reporting Standards. Mr. Contreras is a Public Accountant from the University of Santiago and is currently a candidate to a Masters in Advanced Finance from the Universidad Adolfo Ibáñez.

Juan Fernández is our manager of Quality and Client Service since June 2011. Previously he was our Administration and Operations manager. He is the former Manager of Administration and Cost Control of Old Santander-Chile, a position he held from April 1999 until August 2002, when the merger with Santiago was consummated. Mr. Fernández is also Director of Santander Chile Holding S.A., Aquanima Chile S.A., Santander Factoring S.A., Isban Chile S.A., Bansa Santander S.A., Santander Consumer Chile S.A., Multinegocios S.A. and Santander S.A. Corredores de Bolsa. Previously Mr. Fernández served as Manager for Accounting and Administration of Old Santander-Chile since January 1993. Prior to that, Mr. Fernández held positions at Banchile Agencia de Valores y Subsidiarias, and at JPMorgan in Santiago and Madrid.

Emiliano Muratore was appointed Manager of Financial Management in April 2008. Mr. Muratore entered Santander Group in 1999 in Santander Argentina. From 2002 to 2006 he worked in  Financial Management in Santander Spain. He is on the Board of Santander S.A. Agente de Valores. Mr. Muratore has a Business Degree from the Universidad Católica Argentina and a Masters in Finance from the Universidad de San Andrés in Buenos Aires.

Juan Pedro Santa María is our General Counsel, a position he has held since July 30, 2009 after being General Counsel of Grupo Santander Chile. He is also a Director of Santander Chile Holding S.A., Santander Factoring S.A., Bansa Santander S.A., Director of Aurum S.A. and Director of Santander Asset Management Chile S.A. Mr. Santa María, a lawyer, previously worked at Banco O’Higgins and Banco Santiago. He has been Chairman of the Law Committee at the Asociación de Bancos e Instituciones Financieras de Chile for the last twenty years.  He has a degree in Law from the Pontificia Universidad Católica de Chile.

Angel Rebolledo was named Manager of Administration and Operation on June 1, 2011. He has worked in banking for 25 years of which 11 have been at Santander Chile. He was previously in charge of distribution network efficiency, Manager of Operations and Chief Information Officer. He is also a Board member of Redbanc S.A. and an alternate board member of AFT S.A. Mr. Rebolledo has a Business Degree from the Universidad de Santiago.

B.           Board Practices

Audit Committee

Board member	Position in Committee
Carlos Olivos	Chairman
Víctor Arbulú Crousillat	First Vice Chairman and Financial Expert
Lisandro Serrano	Second Vice Chairman

The Audit Committee (Comité de Directores y Auditoría) is comprised of three members of the Board of Directors. The General Counsel is the Committee Secretary. The Chief Executive Officer, General Auditor and other persons from the Bank can be invited to the meetings if necessary and are present on specific matters. This Committee’s primary responsibility is to support the Board of Directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the external auditors and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. This committee also performs functions of a remuneration committee as established in Chilean Law, and reviews annually the salary and bonus programs for the executive officers of the Bank. The external auditors are recommended by this committee to our Board of Directors and appointed by our shareholders at the annual shareholders’ meeting.

This committee is also responsible for:

•	Presenting to the Board of Directors a list of candidates for the selection of an external auditor.

•	Presenting to the board or directors a list of candidates for the selection of rating agencies.

•	Overseeing and analyzing the results of the external audit and the internal reviews.

•	Coordinating the activities of internal auditing with the external auditors’ review.

•	Analyzing the interim and year-end financial statements and reporting the results to the Board of Directors.

•	Analyzing the external auditors’ reports and their content, procedures and scope.

•	Analyzing the rating agencies’ reports and their content, procedures and scope.

•	Obtaining information regarding the effectiveness and reliability of the internal control systems and procedures.

•	Analyzing the information systems performance, and its sufficiency, reliability and use in connection with decision-making processes.

•	Obtaining information regarding compliance with the company’s policies regarding the due observance of laws, regulations and internal rules to which the company is subject.

•	Investigating suspicious and fraudulent activities (including conflicts).

•	Analyzing the reports of the inspection visits, instructions and presentations of the Superintendency of Banks.

•	Obtaining information, analyzing and verifying the company’s compliance with the annual audit program prepared by the internal audit department.

•	Informing the Board of Directors of accounting changes and their effects.

•	Examining on an annual basis the compensation plans of high level executives and managers.

Asset and Liability Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice-Chairman
Vittorio Corbo	Member
Marco Colodro	Member

Roberto Zahler	Member
Raimundo Monge	Member

The Comité de Activos y Pasivos or the Asset and Liability Committee (the “ALCO”), following guidelines set by the Board of Directors and Santander Spain’s Global Risk Department, is responsible for establishing Santander-Chile’s policies, procedures and limits with respect to market risks and monitoring the overall performance in light of the risks assumed. The ALCO constantly monitors whether these policies are adhered to. Santander-Chile’s Market Risk and Control Department and the Financial Management Division perform the day-to-day risk management functions required for the trading and non-trading activities of Santander-Chile.

The Asset and Liabilities Management Committee includes the Chairman of the Board and five additional members of the Board, the Chief Executive Officer, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, the Financial Controller and other senior members of management. Senior members of Santander-Chile’s Finance Division have a formal meeting each month with the Asset and Liabilities Management Committee and outside consultants.

Market Committee

Board member	Position in Committee
Oscar von Chrismar	Chairman
Roberto Zahler	Vice-Chairman
Marco Colodro	Second Vice-Chairman
Vittorio Corbo	Member
Mauricio Larraín	Member
Raimundo Monge	Member

The Comité de Mercados or the Market Committee is responsible for establishing Santander-Chile’s policies, procedures and limits with respect to its trading portfolio, market risks and monitoring the overall performance in light of the risks assumed. The ALCO constantly monitors whether these policies are fulfilled. Santander-Chile’s Market Risk and Control Department carry out the day-to-day risk management functions required for the trading and non-trading activities of Santander-Chile.

The Market Committee includes the Chairman of the Board, five additional members of the Board, the Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of Proprietary Trading, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Central Risk Committee

Board member	Position in Committee
Oscar von Chrismar	Vice-Chairman
Marco Colodro	Member

The Central Risk Committee is responsible for revising and following all risks that may affect us, including reputation risk. This Committee includes three Board members.

Executive Credit Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice-Chairman
Marco Colodro	Second Vice-Chairman
Roberto Méndez	Member

The Executive Credit Committee is comprised of the Chairman of the Board, three additional Board members, the General Counsel, the CEO, the Manager of Global Banking, the Corporate Director of Risk, the Manager of Corporate Banking, the Manager of Middle Market and two senior members of the Credit Risk department that present the loans being reviewed for approval. This committee confirms the loan positions reviewed by the Senior Loan Committee, with approval rights up to the maximum exposure permitted by the General Banking Law.

Marketing and Communications Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Roberto Méndez	Vice-Chairman
Lucía Santa Cruz	Second Vice-Chairman
Oscar von Chrismar	Member

The Marketing and Communications Committee is comprised of the Chairman of the Board and three additional Board members, the CEO, the Manager of Retail Banking, the Manager of Santander Banefe, the Manager of Human Resources, the Manager of Corporate Communications, the Manager of Marketing and other senior managers. This committee reviews and confirms all matters related to products, corporate image and communications.

University Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Roberto Méndez	Vice-Chairman
Lucía Santa Cruz	Second Vice-Chairman

The University Committee reviews our support for higher education and integrates this with the growth of the Institutional business segment and retail banking for college graduates.

Strategy Committee

Board member	Position in Committee
Mauricio Larraín	Chairman
Oscar von Chrismar	Vice Chairman
Raimundo Monge	Member
Juan Manuel Hoyos	Member
Roberto Méndez	Member
Jesús Zabalza	Member

The Strategy Committee is in charge of our strategic planning process and follow-up.

ITEM 8.  ADDITIONAL INFORMATION

The Chilean Congress is considering legislation that would unify debt information throughout the entire Chilean financial system. Currently, the SBIF runs a debt database consolidating only bank loans. The bill proposes the creation of a new unique debt database including information from all lenders, including banks, retail stores, insurance companies, credit unions and all other formal competitors in the credit business in Chile. The new database would consolidate a debtor’s data on an aggregate basis thus showing the real amount of debt each debtor has in the formal financial system. The bill could have a potential effect in terms of allowing for better screening and risk evaluation of each debtor as more and better data could be used to determine a debtor’s real payment capacity. Thus, lenders would be able to discriminate more efficiently and effectively between good and bad debtors.

ITEM 9. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

This section describes the market risks that we are exposed to, the tools and methodology used to control these risks, the portfolios over which these market risk methods were applied and quantitative disclosure that demonstrate the level of exposure to market risk that we are assuming. This section also discloses the derivative instruments that we use to hedge exposures and offer to our clients.

The principal types of risk inherent in Santander-Chile’s business are market, liquidity, operational and credit risks. The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long term, stable earnings growth. Toward that end, our senior management places great emphasis on risk management.

Market Risk

Market risk is the risk of losses due to unexpected changes in interest rates, foreign exchange rates, inflation rates and other rates or prices. We are exposed to market risk mainly as a result of the following activities:

•	trading in financial instruments, which exposes us to interest rate and foreign exchange rate risk;

•	engaging in banking activities, which subjects us to interest rate risk, since a change in interest rates affected gross interest income, gross interest expense and customer behavior;

•	engaging in banking activities, which exposes us to inflation rate risk, since a change in expected inflation affects gross interest income, gross interest expense and customer behavior;

•	trading in the local equity market, which subjects us to potential losses caused by fluctuations of the stock market; and

•	investing in assets whose returns or accounts are denominated in currencies other than the Chilean peso, which subjects us to foreign exchange risk between the Chilean peso and such other currencies.

Market Risk Exposure Categories

Our policy with respect to asset and liability management is to capitalize on our competitive advantages in treasury operations, maximizing our net interest income and return on assets and equity with a view to interest rate, liquidity and foreign exchange risks, while remaining within the limits provided by Chilean banking regulations. Subject to these constraints, we constantly have mismatched positions with respect to interest rates, inflation-linked assets and liabilities and foreign currencies.

Our asset and liability management policies are developed by the ALCO following guidelines and limits established by our Board of Directors, Banco Santander Spain’s Global Risk Department and our Market Risk and Control Department. The ALCO is composed of the Chairman of the Board, four additional members of the Board, the Chief Executive Officer, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, the Financial Controller and other senior members of management. Senior members of Santander Chile’s Finance Division meet monthly on a formal basis with the ALCO and outside consultants. Following guidelines set by Santander Spain, the ALCO is responsible for developing financial strategies and policies regarding our asset and liability structure together with our Financial Management Division. The aim of the Financial Management Division is to inject stability and  recurrence into the net interest income of commercial activities and to ensure that we comply with internal and regulatory limits regarding liquidity, regulatory capital, reserve requirements and market risk. Our Market Risk and Control Department carries out the day-to-day measurements of the risks taken by the ALCO.

The Market Committee is responsible for establishing our policies, strategies, procedures and limits with respect to our trading portfolio in line with the policies of Santander Spain. The composition of the Market Committee includes the Chairman of the Board, three additional members of the Board, the Chief Executive Officer, the

Manager of Global Banking and Markets, the Manager of the Treasury Division, the Manager of Proprietary Trading, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

Impact of Inflation

Our assets and liabilities are denominated in Chilean pesos, UF and foreign currencies. The Bank no longer performs inflation accounting and has eliminated price level restatement in line with IFRS, but inflation impacts our results of operations as some loan and deposit products are contracted in UF. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$21,455.55 as of December 31, 2010, Ch$22,012.69 as of September 30, 2011 and Ch$21,339.99 as of September 30, 2010.

High levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our business, financial condition and results of operations. Negative inflation rates also could negatively impact our results. In 2010, CPI inflation was 3.0% compared to a decline of 1.4% in 2009 and a rise of 7.1% in 2008. CPI inflation in year-to-date in the nine-month period ended September 30, 2011 increased 2398% compared to a 2.68%  increase year-to-date in the nine-month period ended September 30, 2010.  There can be no assurance that Chilean inflation will not change significantly from the current level. Although we currently benefit from moderate levels of inflation, due to the current structure of our assets and liabilities (i.e., a significant portion of our loans are indexed to the inflation rate, but there are no corresponding features in deposits or other funding sources that would increase the size of our funding base), there can be no assurance that our business, financial condition and result of operations in the future will not be adversely affected by changing levels of inflation. In summary:

•
UF-denominated assets and liabilities. In 2010, UF inflation was +2.45% compared to -2.4% in 2009 and +9.3% in 2008. UF inflation in the nine-month period ended September 30, 2011 increased 2.60% compared to a 1.90% increase in the nine-month period ended September 30, 2010. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.  Our net interest income will be positively affected by an inflationary environment to the extent that our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected in a deflationary environment if our average UF-denominated interest earning assets exceed our average UF-denominated interest bearing liabilities. Our net interest income will be negatively affected by inflation in any period in which our average UF-denominated interest bearing liabilities exceed our average UF-denominated interest earning assets. Our average UF-denominated interest earning assets exceeded our average UF-denominated interest bearing liabilities by Ch$ 3,478,952 million in the nine-month period ended September 30, 2011 compared to Ch$ 3,092,340 million in the same period in 2010.  See “Selected Statistical Information ―Average Balance Sheets, Income Earned from Interest-Earning Assets And Interest Paid on Interest-Bearing Liabilities.” In general, the Bank has more UF-denominated financial assets than UF-denominated financial liabilities. In the nine-month period ended September 30, 2011, the interest gained on interest earning assets denominated in UF increased 21.4% compared to the same period in 2010 as a result of the higher inflation rates. In the nine-month period ended September 30, 2011, the interest paid on these liabilities increased 22.1% compared to the same period in 2010.

•
Inflation and interest rate hedge. A key component of our asset and liability policy is the management of interest rate risk. The Bank’s assets generally have a longer maturity than our liabilities. As the Bank’s mortgage portfolio grows, the maturity gap tends to rise as these loans, which are contracted in UF, have a longer maturity than the average maturity of our funding base. As most of our long term financial instruments and mortgage loans are contracted in UF and most of our deposits are in nominal pesos, the rise in mortgage lending increases the Bank’s exposure to inflation and to interest rate risk. The size of this gap is limited by internal and regulatory guidelines in order to avoid excessive potential losses due to strong shifts in interest rates (see “Item 9: Quantitative and Qualitative Disclosures About Market Risk”). In order to keep this duration gap below regulatory limits the Bank issues long term bonds denominated in UF or interest rate swaps. The financial cost of the bonds and the efficient part of these hedges is recorded as net interest income. In the nine-month period ended September 30, 2011, the loss from the swaps taken in order to hedge mainly for inflation and interest rate risk totaled Ch$24,208 million compared to Ch$15,202  million in the same period in 2010.

	As of September 30,		% Change
Inflation sensitive income	2011	2010	2011/2010
	(In million of Chilean pesos)
Interest earned on UF assets (1)	492,160	405,419	21.4%
Interest paid on UF liabilities (1)	(272,347)	(223,068)	22.1%
Hedging results	(38,978)	2,965	--%
Net gain	180,835	185,316	2.4%

(1)	Includes results from interest-rate hedging.

•
Peso-denominated assets and liabilities. Interest rates prevailing in Chile during any period primarily reflect the inflation rate during the period and the expectations of future inflation. The sensitivity of our peso-denominated interest earning assets and interest bearing liabilities to changes to such prevailing rates varies. (See “Item 3: C. Operating Results–Interest Rates”). We maintain a substantial amount of non-interest bearing peso-denominated demand deposits. Because such deposits are not sensitive to inflation, any decline in the rate of inflation would adversely affect our net interest margin on inflation indexed assets funded with such deposits, and any increase in the rate of inflation would increase the net interest margin on such assets. (See “Item 9: Quantitative and Qualitative Disclosures About Market Risk”). The ratio of the average of such demand deposits to average interest-earning assets was 17.5% as of September 30, 2011 and 18.1% as of September 30, 2010.

Interest Rate Sensitivity

Interest rates earned and paid on our assets and liabilities reflect, to a certain degree, inflation, expectations regarding inflation, changes in short term interest rates set by the Central Bank and movements in long term real rates. The Central Bank manages short term interest rates based on its objectives of balancing low inflation and economic growth. Because our liabilities generally reprice sooner than our assets, changes in the rate of inflation or short term rates in the economy are reflected in the rates of interest paid by us on our liabilities before such changes are reflected in the rates of interest earned by us on our assets. Therefore, when short term interest rates fall, our net interest margin is positively impacted, but when short term rates increase, our interest margin is negatively affected. Our net interest margin also tends to be adversely affected in the short term by a decrease in inflation rates since generally our UF-denominated assets exceed our UF-denominated liabilities. An increase in long term rates has a positive effect on our net interest margin, because our interest earning assets generally have longer terms than our interest bearing liabilities. In addition, because our peso-denominated liabilities have relatively short repricing periods, they are generally more responsive to changes in inflation or short term rates than our UF-denominated liabilities. As a result, during periods when current inflation or expected inflation exceeds the previous period’s inflation, customers often switch funds from UF-denominated deposits to peso-denominated deposits, which generally bear higher interest rates, thereby adversely affecting our net interest margin.

As of September 30, 2011, the breakdown of maturities of assets and liabilities is as follows:

	On-Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
Interest-earning assets:
Cash and deposits in banks	1,812,784	-	-	-	-	-	1,812,784
Unsettled transactions	816,601	-	-	-	-	-	816,601
Trading investments	-	27,316	2,070	146,009	251,284	77,134	503,813
Investment, under resale agreements	-	12,157	-	-	-	-	12,157
Financial derivative contracts	-	251,185	194,435	426,524	701,882	437,559	2,011,585
Interbank loans	85,525	-	2,513	-	-	-	88,038
Loans	484,171	1,732,868	1,526,070	2,574,387	5,708,482	5,654,378	17,680,356

	On-Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
Available for sale investments	-	809,349	441,227	263,970	411,376	178,722	2,104,644
Total Interest-earning assets	3,199,081	2,832,875	2,166,315	3,410,890	7,073,024	6,347,793	25,029,978
Interest-bearing liabilities:
Deposits and other demand obligations	4,496,757	-	-	-	-	-	4,496,757
Unsettled transactions	466,063	-	-	-	-	-	466,063
Investments under repurchase agreements	-	222,090	3,957	996	-	-	227,043
Time deposits and other time liabilities	104,667	4,403,631	2,372,548	2,106,023	382,859	25,518	9,395,246
Financial derivative contracts	-	232,812	137,528	363,897	547,419	343,618	1,625,274
Interbank borrowings	195,850	159,220	360,111	1,177,107	132,768	-	2,025,056
Issued debt instruments	21	549,536	60,660	181,910	2,302,748	1,418,031	4,512,906
Other financial liabilities	36,995	409	3,508	3,472	40,225	82,384	166,993
Total interest-bearing liabilities	5,300,353	5,567,698	2,938,312	3,833,405	3,406,019	1,869,551	22,915,338
Asset/liability gap	(2,101,272)	(2,734,823)	(771,997)	(422,515)	3,667,002	4,478,242	2,114,640
Cumulative gap	(2,101,272)	(4,836,095)	(5,608,092)	(6,030,607)	(2,363,605)	2,114,640

The table below sets forth our average daily balance of liabilities for nine-months ended September 30, 2011 and 2010, in each case together with the related average nominal interest rate paid thereon.

(millions of Ch$, except percentages)	September 30, 2011			September 30, 2010
	Average Balance	% of Total Average Liabilities	Average Nominal Rate	Average Balance	% of Total Average Liabilities	Average Nominal Rate
	(millions of Ch$ except percentages)
Savings accounts	103,142	0.4%	2.4%	102,260	0.5%	0.7%
Time deposits	8,939,789	37.6%	3.5%	7,373,762	35.9%	2.1%
Central Bank borrowings	1,985	0.0%	0.6%	406,397	2.0%	0.4%
Repurchase agreements	207,540	0.9%	2.3%	199,076	1.0%	0.7%
Mortgage finance bonds	177,887	0.8%	6.6%	232,638	1.1%	5.8%
Other interest bearing liabilities	6,051,857	25.5%	3.8%	4,964,893	24.2%	3.4%
Subtotal interest bearing liabilities	15,482,200	65.2%	3.6%	13,279,026	64.7%	2.5%
Non-interest bearing liabilities
Non-interest bearing deposits	3,548,298	14.9%		3,112,688	15.1%
Derivatives	1,476,427	6.2%		1,279,839	6.2%
Other non-interest bearing liabilities	1,292,787	5.4%		1,160,984	5.6%
Shareholders’ equity	1,974,640	8.3%		1,727,841	8.4%
Subtotal non-interest bearing liabilities	8,292,152	34.8%		7,281,352	35.3%
Total liabilities	23,774,352	100.00%		20,560,378	100.00%

Foreign Exchange Fluctuations

The Chilean government’s economic policies and any future changes in the value of the Chilean peso against the U.S. dollar could adversely affect our financial condition and results of operations. The Chilean peso has been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. In 2010, the Chilean peso in relation to the U.S. dollar appreciated 7.5% compared to a 19.5% appreciation in 2009 and a 26.9% depreciation in 2008. Year-to-date as of September 30, 2011, the Chilean peso has depreciated 10.0%.  (See “Item 1: A. Selected Financial Data–Exchange Rates”). A significant portion of our assets and liabilities are denominated in foreign currencies, principally the U.S. dollar, and we historically have maintained and may continue to maintain material gaps between the balances of such assets and liabilities. Because such assets and liabilities, as well as interest earned or paid on such assets and liabilities, and gains and losses realized upon the sale of such assets, are translated to Chilean pesos in preparing our financial statements, our reported income is affected by changes in the value of the Chilean peso relative to foreign currencies (principally the U.S. dollar). The translation gain or loss over assets and liabilities (excluding derivatives held for trading) is included as foreign exchange transactions in the income statement. The translation and mark-to-market of foreign currency derivatives held for trading is recognized as a gain or loss in the net results from mark-to-market and trading.

The composition of our assets, liabilities and equity as of September 30, 2011, by currency are as follows:

	As of September 30, 2011, Ch$ million
	Ch$(1)	UF	Ch$ linked to	US$	Total
			US$
Assets
Cash and deposits	873,031	-	-	939,753	1,812,784
Unsettled transactions	460,788	-	-	355,813	816,601
Trading investments	81,456	419,703	-	2,654	503,813
Investments under agreements to resell	12,157	-	-	-	12,157
Financial derivative contracts	2,011,585	-	-	-	2,011,585
Interbank loans	-	-	-	88,019	88,019
Loans and receivables from customers	6,739,410	8,553,273	52,895	1,850,217	17,195,795
Available for sale investments	1,982,877	109,899	-	11,868	2,104,644
Investments held to maturity	-	-	-	-	-
Investments in other companies	8,232	-	-	-	8,232
Intangible assets	77,229	-	-	-	77,229
Property, plant and equipment	153,116	-	-	-	153,116
Current taxes	27,746	-	-	-	27,746
Deferred taxes	130,548	-	-	-	130,548
Other assets (2)	489,816	71,119	3,645	148,966	713,546
Total assets	13,047,991	9,153,994	56,540	3,397,290	25,655,815
Liabilities
Deposits and other sight obligations	3,695,803	195,205	-	605,749	4,496,757
Unsettled transactions	173,022	-	-	293,041	466,063
Investment under agreements to repurchase	180,469	1,024	-	45,550	227,043
Deposits and other time deposits	5,805,419	2,249,181	-	1,340,646	9,395,246
Financial derivative contracts	1,625,274	-	-	-	1,625,274
Interbank borrowings	-	910	-	2,024,146	2,025,056
Issued debt instruments	254,306	2,662,905	-	1,595,695	4,512,906
Other financial liabilities	143,328	14,002	6,679	2,984	166,993
Current taxes	2,300	-	-	-	2,300
Deferred taxes	11,580	-	-	-	11,580
Provisions	142,834	-	-	-	142,834
Other liabilities (2)	261,153	25,773	4,033	272,067	563,026
Total liabilities	12,295,488	5,149,000	10,712	6,179,878	23,635,078
Equity
Attributable to Bank Shareholders	1,988,444	-	-	-	1,988,444
Capital	891,303	-	-	-	891,303
Reserves	51,539	-	-	-	51,539
Valuation adjustment	593	-	-	-	593
Retained earnings :
Retained earnings of prior periods	833,830	-	-	-	833,830
Net income for the period	301,684	-	-	-	301,684
Minus: Provision for mandatory dividends	(90,505)	-	-	-	(90,505)
Non−controlling interest	32,293	-	-	-	32,293
Total equity	2,020,737	-	-	-	2,020,737
Total liabilities and equity	14,316,225	5,149,000	10,712	6,179,878	25,655,815

(1)	Includes the value of swap instruments and balances of executed transactions which contractually defer the payment of sales transactions or the delivery of foreign currency acquired.

(2)	Other assets and liabilities include the threshold position from derivative contracts.

Liquidity risk management

The Financial Management Division receives information from all the business units on the liquidity profile of their financial assets and liabilities, as well as breakdowns of other projected cash flows stemming from future businesses. On the basis of that information, the Financial Management Division maintains a portfolio of liquid short-term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity. The business units’ liquidity needs are met through short–term transfers from Financial Management to cover any short–term fluctuations and long-term financing to address all the structural liquidity requirements.

The Bank monitors its liquidity position every day, determining the future flows of its outlays and revenues. In addition, stress tests are performed at the close of each month, for which a variety of scenarios encompassing both normal market conditions and conditions of market fluctuation are used. The liquidity policy and procedures are subject to review and approval by the Bank’s Board. Periodic reports are generated by the Market Risk Department, providing a breakdown of the liquidity position of the Bank and its subsidiaries, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review.

The Bank relies on customer (retail) and institutional deposits, obligations to banks, debt instruments, and time deposits as its main sources of funding. Although most obligations to banks, debt instruments and time deposits mature in over a year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short–term nature of these deposits increases the Bank’s liquidity risk, and hence, the Bank actively manages this risk by continual supervision of the market trends and price management.

The Bank must comply with regulatory limits imposed by the SBIF and the Central Bank that are the following:

•
The sum of the liabilities with a maturity of less than 30 days may not exceed the sum of the assets with a maturity of less than 30 days by more than an amount greater than our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At September 30, 2011 the percentage of (i) our liabilities with a maturity of less than 30 days in excess of our assets with a maturity of less than 30 days to (ii) our capital and reserves, was 52%.

•
The sum of the liabilities in foreign currency with a maturity of less than 30 days may not exceed the sum of the assets in foreign currency with a maturity of less than 30 days by more than an amount greater than our capital. At September 30, 2011 the percentage of (i) our liabilities with a maturity of less than 30 days in foreign currency in excess of our assets in foreign currency with a maturity of less than 30 days to (ii) our capital and reserves, was 22%.

•
The sum of the liabilities with a maturity of less than 90 days may not exceed the sum of the assets with a maturity of less than 90 days by more than 2 times our capital. This limit must be calculated in local currency and foreign currencies together as one gap. At September 30, 2011 the percentage of (i) our liabilities with a maturity of less than 90 days in excess of our assets with a maturity of less than 90 days to (ii) our capital and reserves, was 58%.

Market risk management

The Bank’s internal management of market risk is based chiefly on the procedures and standards of Santander Spain, which are in turn based on analysis of management in three principal components:

•	trading portfolio;

•	local financial management portfolio; and

•	foreign financial management portfolio.

The trading portfolio is comprised chiefly of investments valued at fair market value and free of any restriction on their immediate sale, which are often bought and sold by the Bank with the intention of selling them in the short term to benefit from short–term price fluctuations. The financial management portfolios include all the financial investments not considered to be part of trading portfolio.

The ALCO has the overall responsibility for market risk. The Bank’s risk/finance department is responsible for formulating detailed management policies and applying them in the Bank’s operations, in conformity with the guidelines adopted by the ALCO and the Banco Santander de España Global Risk Department.

The department’s functions in related to trading portfolio imply the following:(i) apply the “Value at Risk” (VaR) techniques to measure the interest rate risk, (ii) adjust the trading portfolios to the market and measure the daily profit and loss from the commercial activities, (iii) compare the real VaR with the established limits, (iv) establish procedures to prevent losses in excess of predetermined limits and (v) furnish information on the trading activities to the ALCO, other members of the Bank’s management and the Santander – Spain Global Risk Department.

The department’s functions in relation to the financial management portfolios imply the following:(i) perform sensitivity simulations (as is explained below) to measure interest rate risk for the activities in local currency and the potential loss forecast by these simulations and (ii) provide daily reports thereon to the ALCO, other members of the Bank’s management, and the Santander – Spain Global Risk Department.

Market risk – management of trading portfolio

The Bank applies VaR methodologies to measure the market risk of its trading portfolio. The Bank has a consolidated commercial position comprised of fixed–income investments, foreign currency trading, and a minimal position in stock investments. This portfolio is comprised mostly of Central Bank of Chile bonds, mortgage bonds and locally issued, low–risk corporate bonds. At the end of the year, the trading portfolio included no stock portfolio investments.

For the Bank, the VaR estimate is made under the historical simulation methodology, which consists of observing the behavior of the profits and losses that would have occurred in the current portfolio if the market conditions for a given historical period had been in force, in order to infer the maximum loss on the basis of that information, with as given degree of confidence. The methodology has the advantage of precisely reflecting the historical distribution of the market variables and not requiring any assumptions regarding the distribution of specific probabilities. All the VaR measures are intended to determine the distribution function for a change in the value of a given portfolio, and once that distribution is known, to calculate the percentile related to the necessary degree of confidence, which will be equal to the value at risk by virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of market value for a given portfolio over a 1–day horizon, with a 99.00% confidence level. It is the maximum 1–day loss that the Bank could expect to experience in a given portfolio, with a 99.00% confidence level. In other words, it is the loss that the Bank would expect to experience only 1.0% of the time. The VaR provides a single estimate of market risk which is not comparable from one market risk to another. Returns are calculated through the use of a 2–year time window or at least 520 data points obtained since the last reference date for calculation of the VaR going backward in time.

The Bank uses the VaR estimates to provide a warning when the statistically estimated incurred losses in its trading portfolio would exceed prudent levels, and hence, there are certain predetermined limits.

Limitations of the VaR model

When applying a calculation methodology, no assumptions are made regarding the probability distribution of the changes in the risk factors; the historically observed changes are used for the risk factors on which each position in the portfolio will be valued.

It is necessary to define a valuation function fj(xi) for each instrument j, preferably the same one used to calculate the market value and income of the daily position. This valuation function will be applied in each scenario to generate simulated prices for all the instruments in each scenario.

In addition, the VaR methodology is subject to the following limitations:

•
Changes in market rates and prices may not be independent and identically distributed random variables, and may not have a normal distribution; In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

•
The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in the risk factors in the future, and any modification of the data may be inadequate; In particular, the use of historical data may fail to capture the risk of potential extreme and adverse market fluctuations, regardless of the time period used;

•
A 1–day time horizon may not fully capture the market risk positions which cannot be liquidated or covered in a single day; It would not be possible to liquidate or cover all the positions in a single day;

•	The VaR is calculated at the close of business, but trading positions may change substantially in the course of the trading day;

•	The use of a 99% degree of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and

•	A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses.

At no time in the nine-month period ended September 30, 2011 did the Bank exceed the VaR limits in regard to the 3 components which comprise the trading portfolio: fixed–income investments, variable–income investments and foreign currency investments. The high, low, and average levels for each component as of September 30, 2011 and December 31, 2010 were as follows:

Consolidated	September 30, 2011	December 31, 2010
	(in millions of $US)
VaR:
High	11.01	11.18
Low	2.62	3.53
Average	5.74	7.25

Fixed–income investments:
High	10.99	11.37
Low	0.00	3.63
Average	5.63	7.21

Variable–income investments:
High	0.23	0.18
Low	0.00	0.02
Average	0.08	0.09

Foreign currency investments:
High	6.96	3.91
Low	0.00	0.48
Average	0.87	1.68

Market risk – local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s non–trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio). The Bank performs a simulation of scenarios, which will be calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 100 bp in all its segments) and their value in the base scenario (current market). All the inflation–indexed local currency (UF) positions are adjusted by a sensitivity factor of 0.57, which represents a 57 basis point change in the rate curve for the real rates and a 100 basis point change for the nominal rates. The same scenario is performed for the net foreign currency positions and the interest rates in US dollars. The Bank has also established limits in regard to the maximum loss which these interest rate movements could impose on the capital and net financial income budgeted for the year.

Limitations of the sensitivity models

The most important assumption is the use of a 100 basis point change in the yield curve (57 basis points for the real rates). The Bank uses a 100 basis point change because sudden changes of that magnitude are considered realistic. The Santander Spain Global Risk Department has established comparable limits by country, to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly way. In addition, the sensitivity simulation methodology should be interpreted with consideration for the following limitations:

•
The simulation of scenarios assumes that the volumes remain in the Bank’s Consolidated General Balance Sheet and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

•	This model assumes an identical change along the entire length of the yield curve and takes no account of the different movements for different maturities.

•	The model takes no account of the sensitivity of volumes which results from interest rate changes.

•
The limits to losses of budgeted financial income are calculated on the basis of the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market Risk – Financial management portfolio – September 30, 2011 and December 31, 2010

	September 30, 2011		December 31, 2010
	Effect on net interest income	Effect on equity	Effect on net interest income	Effect on equity
Financial management portfolio – local currency (in millions of $Ch$)
Loss Limit	22,380	167,530	37,300	152,300
High	19,291	107,745	16,849	126,306
Low	590	75,219	2,974	86,573
Average	6,919	97,662	10,317	109,133
Financial management portfolio – foreign currency (in millions of $US)
Loss Limit	44.0	44.0	46.0	74.0
High	22.8	16.0	25.8	11.9
Low	5.7	3.7	0.4	0.3
Average	16.8	9.3	14.6	3.1
Financial management portfolio – consolidated (in millions of $Ch$)
Loss Limit	37,300	167,530	37,300	152,300
High	21,149	107,845	20,129	126,309
Low	7,032	75,243	7,010	86,575
Average	12,046	97,772	12,993	109,156

Market risk –Regulatory method

The following table illustrates our market risk exposure according to the Chilean regulatory method, as of September 30, 2011. This information is sent to the SBIF on a quarterly basis. Our maximum exposure to long-term interest rate fluctuations is set at 35% of regulatory capital and is approved by the board of directors.

Regulatory Market Risk	As of September 30, 2011
(Ch$ million)
Market risk of trading portfolio (EMR)
Interest rate risk of trading portfolio	66,347
Foreign currency risk of trading portfolio	2,318
Risk from interest rate options	82,747
Risk from foreign currency options	28
Total market risk of trading portfolio	151,440
10% x Risk-weighted assets	1,868,655
Subtotal	2,020,095
Limit = Regulatory Capital	2,624,649
Available margin	604,554
Non-trading portfolio market risk
Short-term interest rate risk	49,909
Inflation risk	51,147
Long-term interest rate risk	376,115
Total market risk of non-trading portfolio	477,171
Regulatory limit of exposure to short-term interest rate and inflation risk
Short-term exposure to interest rate risk	49,909
Exposure to inflation risk	51,147
Limit: 20% of (net interest income + net fee income sensitive to interest rates)	185,939
Available margin	84,883
Regulatory limit of exposure to long-term interest rate risk
Long-term exposure to interest rate risk	376,115
35% of regulatory capital	918,627
Available margin	542,512

Volume Limits

We have also developed volume limits, which place a cap on the actual size of the different portfolios being monitored.

Fixed Income: Volume Equivalent. This system is considered to be an additional limit to the size of our consolidated fixed income trading portfolio. This measure seeks to conform the different instruments in our fixed income trading portfolio and convert the portfolio into a single instrument with a duration of one year. Santander-Chile limits the size of this volume equivalent portfolio. The equivalent volume is calculated by the Market Risk and Control Department and limits are set by the ALCO with respect to the size of the volume equivalent portfolio.

Net Foreign Currency Trading Position: Maximum Net Position. We also set an absolute limit on the size of Santander-Chile’s consolidated net foreign currency trading position. At September 30, 2011, this was equal to US$200 million. The limit on the size of the net foreign currency position is determined by the ALCO and is calculated and monitored by the Market Risk and Control Department.

Derivative activities

At December 31, 2010, and September 30, 2011, derivatives are valued at market price on the balance sheet and the net unrealized gain (loss) on derivatives is classified as a separate line item on the income statement. In prior periods, the notional amounts were carried off the balance sheet. Banks must mark to market derivatives. A derivative financial instrument held for trading purposes must be marked to market and the unrealized gain or loss recognized in the income statement. The SBIF recognizes three kinds of hedge accounting: (i) cash flow hedges, (ii) fair value hedges and (iii) hedging of foreign investments.

•
When a cash flow hedge exists, the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

•
When a fair value hedge exists, the fair value movements on the hedging instrument and the corresponding fair value movements on the hedged item are recognized in the income statement. Hedged items in the balance sheet are presented at their market value since 2006.

•
When a hedge of foreign investment exposure exists (i.e. investment in a foreign branch), the fair value movements on the part of the hedging instrument that is effective are recognized in equity. Any ineffective portion of the fair value movement on the hedging instrument is recognized in the income statement.

We classify some of our derivative financial instruments as being held for trading, due to the guidelines from the Superintendency of Banks. However, substantially all of our derivatives are not actually used for speculative purposes or trading. We use derivatives to hedge our exposure to foreign exchange, interest rate and inflation risks. We had the following derivative financial instruments portfolio as of September 30, 2011:

	As of September 30, 2011
	Notional Amounts			Fair Value
	Within 3 months	After 3 months but within one year	After one year	Assets	Liabilities
	(Ch$ Million)
Fair value hedge derivative instruments
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	812,874	25,260	41
Cross currency swaps	-	30,598	280,996	24,895	821
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	-	-	-	-	-
Subtotal	-	30,598	1,093,870	50,155	862
Cash Flow hedge derivative instruments
Currency forwards	-	-	-	-	-
Interest rate swaps	-	-	-	-	-
Cross currency swaps	483,275	1,159,858	426,410	122,602	460
Call currency options	-	-	-	-	-
Call interest rate options	-	-	-	-	-
Put currency options	-	-	-	-	-
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	-	-	-	-	-
Subtotal	483,275	1,159,858	426,410	122,602	460
Derivative instruments for trading
Currency forwards	14,397,468	10,743,681	628,282	595,038	496,613
Interest rate swaps	4,043,419	12,147,546	13,541,998	298,069	346,029
Cross currency swaps	771,693	3,034,275	10,857,155	940,860	776,690
Call currency options	29,549	62,026	4,957	2,966	1,582
Call interest rate options	2,639	13,734	36,160	24	363
Put currency options	14,665	28,539	3,615	684	1,529
Put interest rate options	-	-	-	-	-
Interest rate future	-	-	-	-	-
Other Derivatives	421,823	-	1,673	1,187	1,146
Subtotal	19,681,256	26,029,801	25,073,840	1,838,828	1,623,952
Total	20,164,531	27,220,257	26,594,120	2,011,585	1,625,274

Other Subsidiaries

For VaR measurements and scenario simulations, our consolidated trading and consolidated non-trading portfolios do not consolidate the asset liability structure of the following subsidiaries:

•	Santander S.A. Corredores de Bolsa;

•	Santander Asset Management S.A. Administradora General de Fondos;

•	Santander S.A. Sociedad Securitizadora;

•	Santander Corredores de Seguros Ltda; and

•	Santander Servicios de Recaudación y Pagos Ltda.

The balance sheets of these subsidiaries are mainly comprised of non sensitive assets and liabilities, fixed assets and capital and in total only represent 2.5% of our total consolidated assets.

ITEM 9. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the nine-month period ended September 30, 2011, neither Santander-Chile nor any of its affiliates purchased any of Santander-Chile’s equity securities.

ITEM 10. EXHIBITS

(a)           Index to Financial Statements

Unaudited Condensed Consolidated Interim Financial Statements:
Unaudited Condensed Consolidated Interim Statements of Financial Position at September 30, 2011 and December 31, 2010	F-3
Unaudited Condensed Consolidated Interim Statements of Income for the quarters ended September 30, 2011 and September 30, 2010 and the nine month periods ended September 30, 2011 and September 30, 2010
F-4
Unaudited Condensed Consolidated Interim Statements of Comprehensive Income for the quarters ended September 30, 2011 and September 30, 2010 and the nine month periods ended September 30, 2011 and September 30, 2010
F-5
Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the periods ended September 30, 2011 and September 30, 2010	F-6
Unaudited Condensed Consolidated Interim Statements of Cash Flows for the periods ended September 30, 2011 and 2010	F-7 – F-8
Notes to Unaudited Condensed Consolidated Interim Financial Statements	F-9 – F-106

BANCO SANTANDER CHILE AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
For periods ending

		As of September 30,		As of December 31,
		2011	2011	2010
	NOTE	ThUS$	MCh$	MCh$

ASSETS
Cash and deposits in banks	5	3,488,471	1,812,784	1,762,198
Unsettled transactions	5	1,571,444	816,601	374,368
Trading investments	6	969,524	503,813	379,670
Investments under resale agreements	-	23,395	12,157	170,985
Financial derivative contracts	7	3,871,038	2,011,585	1,624,378
Interbank loans, net	8	169,381	88,019	69,672
Loans and accounts receivable from customers, net	9	33,091,109	17,195,795	15,232,163
Available for sale investments	10	4,050,118	2,104,644	1,473,980
Held to maturity investments	10	-	-	-
Investments in other companies	-	15,841	8,232	7,275
Intangible assets	12	148,617	77,229	77,990
Property, plant, and equipment	13	294,652	153,116	154,985
Current taxes	14	53,394	27,746	12,499
Deferred taxes	14	251,223	130,548	100,470
Other assets	15	1,373,128	713,546	650,081
TOTAL ASSETS		49,371,335	25,655,815	22,090,714

LIABILITIES
Deposits and other demand liabilities	16	8,653,434	4,496,757	4,236,434
Unsettled transactions	5	896,879	466,063	300,125
Obligations under repurchase agreements	-	436,915	227,043	294,725
Time deposits and other time liabilities	16	18,079,950	9,395,246	7,258,757
Financial derivative contracts	7	3,127,632	1,625,274	1,643,979
Interbank borrowings	-	3,896,961	2,025,056	1,584,057
Issued debt instruments	17	8,684,511	4,512,906	4,190,888
Other financial liabilities	17	321,357	166,993	166,289
Current taxes	14	4,426	2,300	1,293
Deferred taxes	14	22,284	11,580	5,441
Provisions	-	274,866	142,834	209,421
Other liabilities	19	1,083,471	563,026	261,328

TOTAL LIABILITIES		45,482,686	23,635,078	20,152,737

EQUITY

Attributable to Bank shareholders:	-	3,826,505	1.988,444	1,906,168
Capital	-	1,715,199	891,303	891,303
Reserves	-	99,180	51,539	51,539
Valuation adjustments	21	1,141	593	(5,180)
Retained earnings	-	2,010,985	1.045,009	968,506
Retained earnings of prior years	-	1,604,599	833,830	614,731
Income for the period	-	580,552	301,684	505,393
Minus: Provision for mandatory dividends	-	(174,166)	(90,505)	(151,618)
Non-controlling interest	23	62,144	32,293	31,809

TOTAL EQUITY		3,888,649	2,020,737	1,937,977

TOTAL LIABILITIES AND EQUITY		49,371,335	25,655,815	22,090,714

BANCO SANTANDER CHILE AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME
For periods ending as of

		For the 9-month period ended on September 30,	For the quarter ended on September 30,		For the 9-month period ended on September 30,
		2011	2011	2010	2011	2010
	NOTE	ThUS$	MCh$	MCh$	MCh$	MCh$

OPERATING INCOME

Interest income	24	2,446,412	420,729	355,445	1,271,278	1,045,602
Interest expense	24	(1,083,660)	(188,672)	(119,771)	(563,124)	(337,748)

Net interest income		1,362,752	232,057	235,674	708,154	707,854

Fee and commission income	25	522,546	87,651	85,379	271,541	247,346
Fee and commission expense	25	(119,525)	(21,660)	(18,943)	(62,111)	(53,401)

Net fee and commission income		403,021	65,991	66,436	209,430	193,945

Net income from financial operations (net trading income)	26	295,458	102,133	(45,068)	153,535	51,946
Foreign exchange profit (loss), net	27	(144,838)	(79,132)	66,781	(75,265)	24,381
Other operating income	32	2,240	(542)	2,065	1,164	25,826

Net operating profit before loan losses		1,918,633	320,507	325,888	997,018	1,003,952

Provisions for loan losses	28	(446,343)	(94,915)	(82,687)	(231,942)	(208,826)

NET OPERATING PROFIT		1,472,290	225,592	243,201	765,076	795,126

Personnel salaries and expenses	29	(399,076)	(73,884)	(63,330)	(207,380)	(184,921)
Administrative expenses	30	(234,924)	(41,041)	(37,983)	(122,078)	(109,743)
Depreciation and amortization	31	(76,278)	(13,354)	(11,294)	(39,638)	(36,227)
Impairment	13	(210)	(77)	(963)	(109)	(4,665)
Other operating expenses	32	(66,469)	(10,192)	(13,799)	(34,540)	(36,822)

Total operating expenses		(776,957)	(138,548)	(127,369)	(403,745)	(372,378)

OPERATING INCOME		695,333	87,044	115,832	361,331	422,748

Income from investments in other companies	-	3,219	546	832	1,673	1,175

Income before tax		698,552	87,590	116,664	363,004	423,923

Income tax expense	14	(111,503)	(15,566)	(9,991)	(57,943)	(56,752)

NET INCOME FOR THE PERIOD		587,049	72,024	106,673	305,061	367,171

Attributable to:
Bank shareholders (Equity holders of the Bank)	-	580,551	70,901	105,255	301,684	367,270
Non-controlling interest	23	6,498	1,123	1,418	3,377	(99)

Earnings per share attributable to Bank shareholders:
(expressed in Chilean pesos)
Basic earnings	-	3.081	0.376	0.559	1.601	1.949
Diluted earnings	-	3.081	0.376	0.559	1.601	1.949

BANCO SANTANDER CHILE AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
For periods ending as of

		For the 9-month period ended on September 30,	For the quarter ended on September 30,		For the 9-month period ended on September 30,
		2011	2011	2010	2011	2010
	NOTE	ThUS$	MCh$	MCh$	MCh$	MCh$

CONSOLIDATED INCOME FOR THE PERIOD		587,049	72,024	106,673	305,061	367,171

OTHER COMPREHENSIVE INCOME

Available for sale investments	21	41,347	22,561	(2,924)	21,486	4,796
Cash flow hedge	7	(27,084)	(12,051)	7,433	(14,074)	10,306

Other comprehensive income before income tax		14,263	10,510	4,509	7,412	15,102

Income tax related to other comprehensive income	14	(2,696)	(2,058)	(524)	(1,401)	(2,325)

Total other comprehensive income		11,567	8,452	3,985	6,011	12,777

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		598,616	80,476	110,658	311,072	379,948

Attributable to:
Bank shareholders (Equity holders of the Bank)	-	591,659	79,325	109,520	307,457	380,146
Non-controlling interest	23	6,957	1,151	1,138	3,615	(198)

BANCO SANTANDER CHILE AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For periods ending as of September 30, 2011 and 2010

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax	Retained earnings of prior years	Income for the period	Provision for mandatory dividends	Total attributable to shareholders	Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of December 31, 2009	891,303	53,763	(2,224)	(29,132)	(3,162)	5,490	441,976	431,557	(129,467)	1,660,104	29,799	1,689,903
Distribution of income from previous period	-	-	-	-	-	-	431,557	(431,557)	-	-	-	-
Opening balances as of January 1, 2010	891,303	53,763	(2,224)	(29,132)	(3,162)	5,490	873,533	-	(129,467)	1,660,104	29,799	1,689,903
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions / Withdrawals made	-	-	-	-	-	-	(258,752)	-	129,467	(129,285)	-	(129,285)
Other changes in equity	-	-	-	-	-	-	(112)	-	-	(112)	(2)	(114)
Provisions for mandatory dividends	-	-	-	-	-	-	-	-	(110,181)	(110,181)	-	(110,181)
Subtotals	-	-	-	-	-	-	(258,864)	-	19,286	(239,578)	(2)	(239,580)
Other comprehensive income	-	-	-	4,915	10,306	(2,345)	-	-	-	12,876	(99)	12,777
Income for the period	-	-	-	-	-	-	-	367,270	-	367,270	(99)	367,171
Subtotals	-	-	-	4,915	10,306	(2,345)	-	367,270	-	380,146	(198)	379,948
Equity as of September 30, 2010	891,303	53,763	(2,224)	(24,217)	7,144	3,145	614,669	367,270	(110,181)	1,800,672	29,599	1,830,271

Equity as of December 31, 2010	891,303	53,763	(2,224)	(18,341)	11,958	1,203	614,731	505,393	(151,618)	1,906,168	31,809	1,937,977
Distribution of income from previous period	-	-	-	-	-	-	505,393	(505,393)	-	-	-	-
Equity as of January 1, 2011	891,303	53,763	(2,224)	(18,341)	11,958	1,203	1,120,124	-	(151,618)	1,906,168	31,809	1,937,977
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions / Withdrawals made	-	-	-	-	-	-	(286,294)	-	151,618	(134,676)	(3,122)	(137,798)
Other changes in equity	-	-	-	-	-	-	-	-	-	-	(9)	(9)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(90,505)	(90,505)	-	(90,505)
Subtotals	-	-	-	-	-	-	(286,294)	-	61,113	(225,181)	(3,131)	(228,312)
Other comprehensive income	-	-	-	21,197	(14,074)	(1,350)	-	-	-	5,773	238	6,011
Income for the period	-	-	-	-	-	-	-	301,684	-	301,684	3,377	305,061
Subtotals	-	-	-	21,197	(14,074)	(1,350)	-	301,684	-	307,457	3,615	311,072
Equity as of September 30, 2011	891,303	53,763	(2,224)	2,856	(2,116)	(147)	833,830	301,684	(90,505)	1,988,444	32,293	2,020,737

Period	Total attributable to shareholders	Allocated to reserves or retained earnings	Allocated to Dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%

Year 2010 (Shareholders Meeting April 2011)	477,155	190,861	286,294	60%	188,446,126,794	1.519

Year 2009 (Shareholders Meeting April 2010)	431,253	172,501	258,752	60%	188,446,126,794	1.373

BANCO SANTANDER CHILE AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW
For periods ending as of September 30, 2011 and 2010

		As of September 30,
		2011	2011	2010
	NOTE	ThUS$	MCh$	MCh$

A - CASH FLOWS FROM OPERATING ACTIVITIES
CONSOLIDATED INCOME BEFORE TAX		698,552	363,004	423,923
Debits (credits) to income that do not represent cash flows		(1,244,575)	(646,744)	(643,865)
Depreciation and amortization	31	76,278	39,638	36,227
Impairment of property, plant, and equipment	13	210	109	4,665
Provision for loan losses	28	477,169	247,961	232,381
Mark to market of trading investments	-	(15,102)	(7,848)	6,144
Income from investments in other companies	-	(3,219)	(1,673)	(1,175)
Net gain on sale of assets received in lieu of payment	32	452	235	(1,247)
Net gain on sale of property, plant and equipment	32	(1,597)	(830)	(13,243)
Net interest income	24	(1,362,752)	(708,154)	(707,854)
Net fee and commission income	25	(403,021)	(209,430)	(193,945)
Debits (credits) to income that do not represent cash flows	-	34,789	18,078	30,834
Changes in assets and liabilities due to deferred taxes	14	(47,782)	(24,830)	(36,652)
Increase/decrease in operating assets and liabilities		1,919,297	997,363	(110,966)
Decrease (increase) of loans and accounts receivables from customers, net	-	(3,892,620)	(2,022,800)	(1,690,639)
Decrease (increase) of financial investments	-	(1,541,751)	(801,171)	678,884
Decrease (increase) due to repurchase agreements (assets)	-	305,644	158,828	50,975
Decrease (increase) of interbank loans	-	(35,066)	(18,222)	(48,814)
Decrease of assets received or awarded in lieu of payment	-	63,012	32,744	19,277
Increase of debits in checking accounts	-	86,320	44,856	232,226
Increase (decrease) of time deposits and other time liabilities	-	4,111,400	2,136,489	(20,888)
Increase (decrease) of obligations with domestic banks	-	-	-	(26,301)
Increase of other demand liabilities or time obligations	-	312,524	162,403	180,419
Increase (decrease) of obligations with foreign banks	-	849,568	441,478	(292,102)
Decrease of obligations with Central Bank of Chile	-	(764)	(397)	(450)
Increase (decrease) due to repurchase agreements (liabilities)	-	(130,245)	(67,682)	(987,632)
Increase (decrease) of other short-term liabilities	-	(1,328)	(690)	599
Net increase of other assets and liabilities	-	(357,103)	(185,568)	44,919
Issuance of letters of credit	-	-	-	-
Redemption of letters of credit	-	(81,072)	(42,129)	(71,825)
Senior bond issuances	-	941,274	489,133	1,187,441
Redemption of senior bonds and payments of interest	-	(535,156)	(278,094)	(208,500)
Issuance of subordinated bonds	-	221,260	114,978	97,692
Redemption of subordinated bonds and payments of interest	-	(52,341)	(27,199)	(28,637)
Interest received	-	2,459,142	1,277,893	1,028,854
Interest paid	-	(1,096,257)	(569,670)	(394,613)
Dividends received from investments in other companies	-	1,339	696	956
Fees and commissions received	25	522,546	271,541	247,346
Fees and commissions paid	25	(119,525)	(62,111)	(53,401)
Income tax paid	14	(111,504)	(57,943)	(56,752)
Net cash from (used in) operating activities		1,373,274	713,623	(330,908)

BANCO SANTANDER CHILE AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW
For periods ending as of September 30, 2011 and 2010

		As of September 30,
		2011	2011	2010
	NOTE	ThUS$	MCh$	MCh$

B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	12	(25,519)	(13,261)	(7,712)
Sales of property, plant, and equipment	-	321	167	14,576
Purchases of investments in other companies	-	-	-	133
Sales of investments in other companies	-	10,979	5,705	44
Purchases of intangibles assets	11	(45,777)	(23,788)	(12,255)
Net cash used in investment activities		(59,996)	(31,777)	(5,214)

C - CASH FLOW FROM FINANCING ACTIVITIES:
From shareholders’ financing activities	-	(550,936)	(286,294)	(258,752)
Increase of other obligations	-	-	-	-
Dividends paid	-	(550,936)	(286,294)	(258,752)
From non-controlling interest financing activities	-	(6,008)	(3,122)	(4)
Increases of capital	-	-	-	-
Dividends and/or withdrawals paid	-	(6,008)	(3,122)	(4)
Net cash used in financing activities		(556,944)	(289,416)	(258,756)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	-	756,335	393,030	(594,878)

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS	-	(127,295)	(66,149)	(59,844)

F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS	-	3,533,998	1,836,442	2,236,118

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	4,163,038	2,163,323	1,581,396

	As of September 30
Reconciliation of provisions for Condensed Consolidated Interim Statements of Cash Flow	2011	2011	2010
	ThUS$	MCh$	MCh$

Provisions for loan losses for cash flow	477,169	247,961	232,381
Recovery of loans previously charged off	(30,826)	(16,019)	(23,555)
Provisions for loan losses ( Condensed Consolidated Statements of Income)	446,343	231,942	208,826

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Corporate Information

Banco Santander Chile (formerly Banco Santiago) is a corporation (sociedad anónima bancaria) organized under the laws of the Republic of Chile, headquartered at 140 Bandera, Santiago, that provides a broad range of general banking services to its customers, from individuals to major corporations. Banco Santander Chile and its affiliates (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offer commercial and consumer banking services, besides other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment fund management, and investment banking.

A Special Meeting of Shareholders of Banco Santiago was held on July 18, 2002, the minutes of which were notarized as a public deed on July 19, 2002 at the Notarial Office from Santiago before Notary Nancy de la Fuente Hernández, and there agreed to merge Banco Santander Chile with Banco Santiago by merging the former into the latter, which acquired the former’s assets and liabilities. It was likewise agreed to dissolve Banco Santander Chile in advance and change the name from Banco Santiago to Banco Santander Chile.  This change was authorized by Resolution No.79 of the Superintendency of Banks and Financial Institutions, adopted on July 26, 2002, published in the Official Journal on August 1, 2002 and registered on page 19,992 under number 16,346 for the year 2002 in the Registry of Commerce of the Curator of Real Estate of Santiago.

In addition to the amendments to the bylaws discussed above, the bylaws have been amended on multiple occasions, the last time at the Special Shareholders Meeting of April 24, 2007, the minutes of which were notarized as a public deed on May 24, 2007 at the Notarial Office of Nancy de la Fuente Hernández.  This amendment was approved pursuant to Resolution No.61 of June 6, 2007 of the Superintendency of Banks and Financial Institutions.  An extract thereof and the resolution were published in the Official Journal of June 23, 2007 and registered in the Registry of Commerce for 2007 on page 24,064 under number 17,563 of the aforementioned Curator.

By means of this last amendment, Banco Santander Chile, pursuant to its bylaws and as approved by the Superintendency of Banks and Financial Institutions, may also use the names Banco Santander Santiago or Santander Santiago or Banco Santander or Santander.

Banco Santander Spain controls Banco Santander-Chile through its share in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding S.A., which are subsidiaries controlled by Banco Santander Spain. As of September 30, 2011 Banco Santander Spain owns or controls directly and indirectly 99.5% of the Santander-Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This grant Banco Santander Spain control over 75% of the Bank’s shares.

a) Basis of preparation

These Condensed Consolidated Financial Statements have been prepared in accordance with the International Accounting Standard (IAS) N°34: “Interim Financial Reporting”, issued by the International Accounting Standards Board (IASB).

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurring during the six-month period, and does not duplicate information previously reported in the latest annual consolidated financial statements authorized for issue. Consequently, these financial statements do not include all the information required of complete consolidated financial statements prepared in accordance with International Financial Reporting Standards and, accordingly, for a proper comprehension of the information included in these financial statements, they shold be read together with the consolidated financial statements for the year ended December 31, 2010.

Santander’s transition date was January 1, 2008.  The Bank prepared its opening balance under these standards as of such date.  Consequently, the date of adoption of the new standards by the Bank and its subsidiaries was January 1, 2009.

For purposes of these financial statements we use certain terms and conventions.  References to “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos and references to “UF” are to Unidades de Fomento.  The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The UF is revalued in monthly cycles.  Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month.  One UF equaled Ch$22,012.69 as of September 30, 2011 and Ch$21,339.99 as of September 30, 2010.  As of September 30, 2011 accumulated UF inflation was 2.6% compared to 2.0% in September 2010.  The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued:

The main accounting policies adopted in preparing these financial statements are described below.

b) Basis of preparation for the Condensed Consolidated Interim Financial Statements

The Condensed Consolidated Interim Financial Statements include the preparation of separate (individual) financial statements of the Bank and the companies that participate in the consolidation of statement of financial position of September 30, 2011 and December 31, 2010, and consolidation of statement of income, comprehensive income, changes in equity and cash flows as of September 30, 2011 and 2010, and include the adjustments and reclassifications needed to comply with policies and valuation criteria established by the International Financial Reporting Standard.

Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has the ability to exercise control, which is generally but not exclusively reflected by the direct or indirect ownership of at least 50% of the investee’s voting rights, or even if this percentage is lower or zero when the Bank is granted control pursuant to agreements with the investee’s shareholders.  Control is understood as the power to significantly influence the investee’s financial and operating policies, so as to profit from its activities.

The interim financial statements of subsidiaries are consolidated with those of the Bank. According to this, all balances and transactions between consolidated corporations will be eliminated through the consolidation process.

In addition, third parties’ shares in the Consolidated Bank’s equity are presented as “Non-controlling interests” in the Condensed Consolidated Interim Statement of Financial Position.  Their shares in the year’s income are presented under “Non-controlling interests” in the Condensed Consolidated Interim Statement of Income.

The following companies are considered “Subsidiaries” in which the Bank has the ability to exercise control and are therefore within the scope of consolidation:

	Percentage Share
	As of September 30,			As of December 31,			As of September 30,
	2011			2010			2010
	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %

Santander Corredora de Seguros Limitada	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98	99.96	0.02	99.98
Santander Agente de Valores Limitada (ex -Santander S.A. Agente de Valores)	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00	99.90	0.10	100.00

Special Purpose Entities

According to IFRS, the Bank must continuously analyze its basis of consolidation. The key criterion for such analysis is the degree of control held by the Bank over a given entity, not the percentage of ownership interest in such entity’s equity.

In particular, as set forth by International Accounting Standard 27 “Consolidated and Separate Financial Statements” (IAS 27) and by the Standard Interpretations Committee 12 “Consolidation – Special Purpose Entities” (SIC 12), issued by the IASB, the Bank must determine the existence of Special Purpose Entities (SPEs), which must be consolidated when in substance, the Bank controls the SPE. The following are the main criteria indicating control:

•	The SPE’s activities have essentially been conducted on behalf of the company that presents the Condensed Consolidated Interim Financial Statements and in response to its specific business needs.
•
The necessary decision making authority is held to obtain most of the benefits from these entities’ activities, as well as the rights to obtain most of the benefits or other advantages from such entities.

•	The entity essentially retains most of the risks inherent to the ownership or residuals interests of the SPEs or its assets, for the purpose of obtaining the benefits from its activities.

This assessment is based on methods and procedures which consider the risks and profits retained by the Bank, for which all the relevant factors, including the guarantees furnished or the losses associated with collection of the related assets retained by the Bank, are taken into account.  As a consequence of this assessment, the Bank concluded that it exercised control over the following entities, which therefore are consolidated in their financial statements:

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued:

-	Santander Gestión de Recaudación y Cobranza Limitada.
-	Multinegocios S.A.
-	Servicios Administrativos y Financieros Limitada.
-	Fiscalex Limitada.
-	Multiservicios de Negocios Limitada.
-	Bansa Santander S.A.

Associates

Associates are those entities over which the Bank may exercise significant influence but not control or joint control, usually this capacity is manifested by holding 20% or more of the entity’s voting power. Investments in associated entities are accounted for pursuant to the “equity method.”

The following companies are considered “Associates” in which the Bank accounts for its participation pursuant to the equity method:

Associates	Percentage share
	As of September 30,	As of December 31,	As of September 30,
	2011	2010	2010
Redbank S.A.	33.43%	33.43%	33.43%
Transbank S.A.	32.71%	32.71%	32.71%
Centro de Compensación Automatizado	33.33%	33.33%	33.33%
Sociedad Interbancaria de Depósito de Valores S.A.	29.28%	29.28%	29.28%
Cámara Compensación de Alto Valor S.A.	11.52%	11.52%	11.52%
Administrador Financiero del Transantiago S.A.	20.00%	20.00%	20.00%

Sociedad Nexus S.A. is no longer accounted under the equity method, because the Bank lost its ability to exercise significant influence over this Company according to IAS 28.

Investments in other companies

The Bank and its controlled entities have certain investments in other entities in which they do not have control nor exercise significant influence. Participation in these companies is below 1%.

c)	Non-controlling interest

Non-controlling interest represents the portion of earnings and losses and net assets of a subsidiary not attributable, directly or indirectly to the Bank. It is presented separately in the Condensed Consolidated Interim Statement of Income, and separately from shareholders equity in the Condensed Consolidated Interim Statement of Financial Position.

In the case of Special Purpose Entities (SPEs), 100% of their Income and Equity is presented in non-controlling interest, since the Bank only has control but not actual ownership thereof.

d)	Operating segments

The Bank discloses separate information for each operating segment that:

i.	has been identified;
ii.	exceeds the quantitative thresholds stipulated for a segment.

Operating segments with similar economic characteristics often have a similar long-term financial performance.  Two or more segments can be combined only if aggregation is consistent with the basic principles of the International Financial Reporting Standards 8 (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or category of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued:

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	Its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.

ii.
The absolute amount of its reported profit or loss is 10% or more of the greater in absolute amount of: (i) the combined reported profit of all the operating segments that did not report a loss; and (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	Its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not reach any of the quantitative thresholds may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Condensed Consolidated Interim financial statements.

Information about other business activities of the operating segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were determined under the following definitions:

i.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	Its operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance; and
iii.	Discrete financial information is available for it.

e)	Functional and presentation currency

The Bank, according to International Accounting Standard No.21 “The Effects of Changes in Foreign Exchange Rates” (IAS 21) has defined the Chilean peso  as the functional and presentation currency. The functional currency is the currency of the primary economic environment in which the Bank operates and the currency which influences its structure of costs and revenues. The presentation currency is the currency in which financial statements are presented.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency.”

For presentation purposes we have translated million Chilean pesos (MCh$) into thousand US dollars (ThUS$) using the rate as indicated below, for the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income and for the Consolidated Statement of Cash Flow for the period ended as of September 30, 2011.

f)	Foreign currency transactions

The Bank grants loans and accepts deposits in amounts denominated in foreign currencies, mainly the U.S. dollar.  Assets and liabilities denominated in foreign currencies and only held by the Bank are translated to Chilean pesos based on the market rate published by Reuters at 1:30 p.m. on the last business day of every month; the rate used was Ch$519.65 and Ch$483.65 per US$1 as of September 30, 2011 and 2010, respectively (Ch$467.95 per US$1 as of December 30, 2010). The Subsidiaries record their foreign currency positions at the exchange rate reported by the Central Bank of Chile at the close of operations on the last business day of the month, amounting to Ch$515.14 andCh$485.23 per US$1 as of September 30, 2011 and 2010, respectively (Ch$468.01 per US$1 as of December 30). Considering that using these exchange rates does not cause any significant difference, these criteria have been kept on the Condensed Consolidated Interim Financial Statements.

The amount of net foreign exchange profits and losses includes recognition of the effects that exchange rate fluctuations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity, and simultaneously to a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest in the assets of the entity which issues it after deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to the changes in an observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), which initial investment is very small compared to other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a similar fashion to a stand-alone derivative.

ii.	Classification of financial assets for measurement purposes

The financial assets are initially classified into the various categories used for management and measurement purposes.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued:

Financial assets are included for measurement purposes in one of the following categories:

-
Portfolio of trading investments (at fair value through profit and loss):  This category includes the financial assets acquired for the purpose of generating a profit in the short term from fluctuations in their prices.  This category includes the portfolio of trading investments and financial derivative contracts not designated as hedging instruments.

-
Available for sale investment portfolio: Debt instruments not classified as “held-to-maturity investments,” “Credit investments (loans and accounts receivable from customers or interbank loans)” or “Financial assets at fair value through profit or loss.”  Available for sale investments (AFS) are initially recorded at fair value, which includes transaction costs. AFS instruments are subsequently measured at fair value or based on appraisals made with the use of internal models, when appropriate.  Unrealized gains or losses stemming from changes in fair value are recorded as a debit or credit to Other Comprehensive Income under the heading “Valuation Adjustments” within equity. When these investments are disposed of or become impaired, the cumulative gains or losses previously recognized in Other Comprehensive Income are transferred to the Condensed Consolidated Interim Income State under “Net income from financial operations.”

-
Held to maturity instrument portfolio: This category includes debt securities traded on an active market, with a fixed maturity, and with fixed or determinable payments, for which the Bank has both the intent and a proven ability to hold to maturity.  Held to maturity investments are recorded at amortized cost plus interest earned less any impairment losses established when their carrying amount exceeds the present value of estimated future cash flows.

-
Credit investments (loans and accounts receivable from customers or interbank loans):  This category includes financing granted to third parties, based on their nature, regardless of the type of borrower and the form of financing. It includes loans and accounts receivable from customers, interbank loans, and financial lease transactions in which the consolidated entities act as lessor.

iii.	Classification of financial assets for presentation purposes

Financial assets are included, for presentation purposes, classified by their nature into the following line items in the Condensed Consolidated Interim financial statements:

-
Cash and deposits in banks: This line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions.  Amounts placed in overnight transactions will continue to be reported in this line item and in the lines or items to which they correspond. If there is no special item for these transactions, they will be included with the related account as indicated above.

-
Unsettled transactions: This item includes the values of swap instruments and balances of executed transactions which contractually defer the payment of purchase-sale transactions or the delivery of the foreign currency acquired.

-
Trading investments: This item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-	Investment under resale agreements: This item includes the balances of purchase of financial instruments under resale agreements.

-
Financial derivative contracts: Financial derivative contracts with positive fair values are presented in this item.  It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or hedging, as shown in Note 7 to the Condensed Consolidated Interim Financial Statements.

-	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-
Hedging derivatives:  Includes the fair value of derivatives designated as hedging instruments in hedge accounting, including the embedded derivatives separated from the hybrid financial instruments designated as hedging instruments in hedge accounting.

-	Interbank loans: This item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in the preceding items.

-
Loans and accounts receivables from customers: These loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term.  When the Bank is the lessor in a lease, and it substantially transfers the risks and benefits incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers.

-
Investment instruments: These are classified into two categories:  held-to-maturity investments and available-for-sale investments.  The held-to-maturity investment category includes only those instruments for which the Bank has the ability and intent to hold to maturity.  The remaining investments are treated as available for sale.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued:

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes.

Financial liabilities are included, for measurement purposes, in one of the following categories:

-
Financial liabilities held for trading (at fair value through profit or loss): financial liabilities issued to generate a short-term profits from fluctuations in their prices, financial derivatives not deemed to qualify for hedge accounting and financial liabilities arising from firm commitment of financial assets purchased under repurchase agreements or borrowed (“short positions”).

-
Financial liabilities at amortized cost:   financial liabilities, regardless of their type and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the Condensed Consolidated Interim financial statements:

-
Deposits and other demand liabilities: This item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics.  Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Unsettled transactions: This item includes the balances of asset purchases that are not settled on the same day and sales of foreign currencies not delivered.

-	Obligations under repurchase agreements: This item includes the balances of sales of financial instruments under securities repurchase and loan agreements.

-	Time deposits and other demand liabilities: This item shows the balances of deposit transactions in which the term in which the term in which they become callable has been stipulated.

-	Financial derivative contracts: This item includes financial derivative contracts with negative fair values, whether they are for trading or for account hedging purposes, as set forth in Note 7.

-	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-
Hedging derivatives:  Includes the fair value of the derivatives designated as hedging instruments, including embedded derivatives separated from hybrid financial instruments and designated as hedging instruments.

-	Interbank borrowings: This item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, which are not classified in any of the previous categories.

-	Debt instruments issued: This encompasses three items: Obligations under letters of credit, subordinated bonds, and senior bonds.

-
Other financial liabilities: This item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the regular course of business.

h)	Valuation of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recorded at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price.  Financial Instruments not measured at fair value through profit or loss includes transaction costs. Subsequently, and at the end of each reporting period, they are measured pursuant to the criteria detailed below.

i.	Valuation of financial assets

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred for their sale, except for loans and accounts receivable.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

The “fair value” of a financial instrument on a given date is the amount for which it could be bought or sold on that date between two knowledgeable, willing parties in an arm’s length transaction.  The most objective and common reference for the fair value of a financial instrument is the price that would be paid in an active, transparent, and deep market (“quoted price” or “market price”).

If there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, considering the specific features of the instrument to be valued and, particularly, the various classes of risk associated with it.

All derivatives are recorded in the Condensed Consolidated Interim Statements of Financial Position at the fair value from their trade date.  If their fair value is positive, they are recorded as an asset, and if their fair value is negative, they are recorded as a liability. The fair value of the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price.  Changes in the fair value of derivatives from the trade date are recorded with a counterpart in “Net income from financial operations” in the Condensed Consolidated Interim Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives.  The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets, including “net present value” (NPV) and option pricing models, among other methods.

“Loans and accounts receivable from customers” and “Held-to-maturity instrument portfolio” are measured at amortized cost using the “effective interest method.”  “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the Condensed Consolidated Interim income statement) of the difference between the initial cost and the maturity amount.  For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life.  For fixed-rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, are a part of the financial return.  For floating-rate financial instruments, the effective interest rate coincides with the rate of return prevailing until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying assets and are settled by delivery of those instruments are measured at acquisition cost, adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recorded represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date.  The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets leased out under leasing and rental agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii.	Valuation of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those financial liabilities designated as hedged items (or hedging instruments) and financial liabilities held for trading, which are measured at fair value.

iii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed, the Management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs and, in very specific cases, they use significant inputs not observable in market data.  Various techniques are employed to make these estimates, including the extrapolation of observable market data.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued:

The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of September 30, 2011 and 2010 by the Bank’s internal models to determine the fair value of the financial instruments, are as follows:

i.
In the valuation of financial instruments permitting static hedging (mainly “forwards” and “swaps”), the “present value” method is used.  Estimated future cash flows are discounted using the interest rate curves of the related currencies.  The interest rate curves are generally observable market data.

ii.
In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used.  Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.
In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used.  The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments arising from the abovementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, and the quoted market price of shares, volatility and prepayments, among other things.  The valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iv.	Recording results

As a general rule, changes in the carrying amount of financial assets and liabilities are recorded in the Condensed Consolidated Interim Statement of Income, distinguishing between those arising from the accrual of interests, which are recorded under Interest income or Interest expense, as appropriate, and those arising from other transactions, which are recorded at their net amount under “Net income from financial operations”.

In the case of trading investments, the fair value adjustments, interest income, indexation adjustment and foreign exchange, are included in the Condensed Consolidated Interim Statement of Income under “Net income from financial operations.”

Adjustments due to changes in fair value are recorded as follows:

-	Adjustments related to “Available-for-sale financial instruments” are recorded in Other Comprehensive Income and accumulated under the heading “Valuation adjustments” within Equity.

-
When the AFS instruments are disposed of or are determined to be impaired, the cumulative gain or loss previously accumulated as “Valuation Adjustment” is reclassified to the Condensed Consolidated Interim Statement of Income.

v.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

i)	to sell to customers who request these instruments in the management of their market and credit risks,
ii)	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii)	to obtain profits from changes in the price of these derivatives (“trading derivatives”).

All financial derivatives that do not qualify for hedge accounting are accounted for as “trading derivatives.”

A derivative qualifies for hedge accounting if all of the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:
a.
Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”);
c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued:

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).
b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.
There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.
In fair value hedges, profits or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recorded directly in the Condensed Consolidated Interim Statement of Income.

b.
In fair value hedges of interest rate risk in a portfolio of financial instruments, gains or losses that arise in measuring the hedging instruments are recorded directly in the Condensed Consolidated Interim Statement of Income, whereas the gains or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recorded in the Condensed Consolidated Interim Statement of Income with an offset to “Net income from financial operations”.

c.
In cash flow hedges, the effective portion of the change in value of the hedging instrument is recorded temporarily in Other Comprehensive Income under the heading “Cash flow hedge” within Equity component “Valuation adjustments”, until the forecasted transaction occurs, thereafter being recorded in the Condensed Consolidated Interim Statement of Income, unless the forecasted transaction results in the recognition of non–financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

d.
The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Condensed Consolidated Interim Statement of Income under “Income from financial operations”.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a “trading derivative.”  When the “Fair value hedging” is discontinued, the fair value adjustments of the book value for the hedged portion generated by the hedged risk are amortized to gain and losses from that date on.

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized in other comprehensive income under “Valuation adjustments” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Condensed Consolidated Interim Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative profit or loss is recorded immediately in the Condensed Consolidated Interim Income Statement.

v.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as “Other financial assets (liabilities) at fair value through profit or loss” or as “Portfolio of trading investments.”

vi.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Condensed Consolidated Interim Statements of Financial Position at their net amount, only if the subsidiaries currently have a legally enforceable right to offset the recorded amounts and the Bank intend either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

vii.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued:

i.
If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the assignor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is removed from the Condensed Consolidated Interim Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.
If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements to repurchase at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Condensed Consolidated Interim Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer.  However, the following items are recorded:

1.	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
2.	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred on the new financial liability.

iii.
If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases—the following distinction is made:

1.
If the transferor does not retain control of the transferred financial asset the asset is removed from the Condensed Consolidated Interim Statements of Financial Position and any rights or obligations retained or created in the transfer are recorded.

2.
If the transferor retains control of the transferred financial asset it continues to be recorded in the Condensed Consolidated Interim Statements of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded.   The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only removed from the Condensed Consolidated Interim Statements of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties.  Similarly, financial liabilities are only derecognized in the Condensed Consolidated Interim Statements of Financial Position when the obligations specified in the contract are discharged, cancelled or expires.

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Condensed Consolidated Interim Statement of Income unless they have been actually received.

This interest and adjustments are generally referred to as “suspended” and are recorded in memorandum accounts which are not part of the Condensed Consolidated Interim Statements of Financial Position but are reported as part of the complementary information thereto (Note 23). Such interest is recognized as income, when collected, as a reversal of the related impairment losses.

The Bank ceases accruing interest based on contract terms on the principal amount of any asset classified as an impaired asset. Thereafter, the Bank recognizes as interest income the accretion of the net present value of the written down amount of the loan due to the passage of time, based on the original effective interest rate of the loan. On the other hand, any collected interest related to an asset classified as impaired is accounted for on a cash basis.

Dividends received from companies classified as “Investments in other companies” are recorded as income when the right to receive them arises.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued:

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Condensed Consolidated Interim Statement of Income using criteria that vary according to their nature.  The main criteria are:

-	Fee and commission income and expenses related to financial assets and liabilities measured at fair value through profit or loss are recognized when paid.
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single act are recognized when the single act is performed.

iii.	Non-finance income and expenses

Non-finance income and expenses are recognized for accounting purposes on an accrual basis.

iv.	Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are immediately recorded as direct costs related to loan origination within the Condensed Consolidated Interim Statement of Income.

j)	Impairment

i.	Financial assets:

A financial asset, other than those measured at fair value through profit and loss, is evaluated on each financial statement reporting date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and the event or events have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

An impairment loss relating to a financial asset available for sale is calculated based on a significant extended decline in its fair value.

Significant financial assets are individually tested to determine their impairment.  The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in income. Any cumulative loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss as a reclassification adjustment.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded.  In the case of financial assets recorded at amortized cost and for the financial assets available for sale that are securities for sale, the reversal is recorded in income.  In the case of financial assets that are variable-rate securities, the reversal is directly recorded in equity.

ii.	Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount).  If such evidence exists, the amount to be recovered from the assets is then estimated.

In connection to other assets, impairment losses recorded in prior periods are assessed at each reporting date in search of any indication that the loss has decreased or disappeared and should be reversed.  An impairment loss is reversed to the extent that it is not in excess of the cumulative impairment loss that has been recorded.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued:

k)	Property, plant, and equipment

This category includes buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases.  Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use (including, among other things, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases) are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (net carrying amount higher than recoverable amount).

The acquisition cost of awarded assets is equivalent to the net amount of the financial assets surrendered in exchange for its award.

The Bank and its subsidiaries have chosen to measure certain items of property, plant, and equipment  at the date of the transition into IFRS, both for at their fair value and at the previous GAAP revaluated and use these both as their deemed cost at that date, in accordance with paragraphs D5 and D6 of IFRS 1. Accordingly, the price-level restatement applied until December 31, 2007 was not reversed.

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

The Bank must apply the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful Life (Months)

Land	-
Paintings and works of art	-
Assets retired for disposal	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
Computational systems and software	36
ATM’s	60
Machines and equipment in general	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Installations in general	120
Security systems (acquisitions up to October 2002)	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any of their tangible assets exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life, if the useful life needs to be revised.

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recorded in prior periods and adjust the future depreciation charges accordingly.  In no circumstance may the reversal of an impairment loss on an asset increase its carrying value above the one it would have had if no impairment losses had been recorded in prior years.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at least at the end of each reporting period to detect significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Condensed Consolidated Interim Statement of Income in future years on the basis of the new useful lives.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued:

Maintenance expenses relating to tangible assets (property, plant and equipment) held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use.

l)	Leasing

i.	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the lessee’s purchase option at the end of the lease term, is recognized as loans to third parties and it is therefore included under “Loans and accounts receivable from customers” in the Condensed Consolidated Interim Statements of Financial Position.

When the consolidated entities act as lessees, they show the cost of the leased assets in the Condensed Consolidated Interim Statements of Financial Position based on the nature of the leased asset, and simultaneously record a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option).  The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance income and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the Condensed Consolidated Interim Income Statement so as to achieve a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under "Property, plant and equipment”. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Condensed Consolidated Interim Income Statement.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative and  expenses” in the Condensed Consolidated Interim Income Statement.

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale.   In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

m)	Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank.  The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Condensed Consolidated Interim Income Statement through the effective interest method over the financing period.

When the assignment of these instruments involves no liability for the transferor, the Bank assumes the risks of insolvency of the parties responsible for payment.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued:

n)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction (contractual terms) or are developed internally by the consolidated entities.  They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.  The estimated useful life for software is 3 years.

Intangible assets are amortized on a straight-line basic over their estimated useful life.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o)	Cash and cash equivalents

For the preparation of the cash flow statement, the indirect method was used, beginning with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investment or financing activities.

For the preparation of the cash flow statement, the following items are considered:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks
ii.	Operating Activities: Main revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.
iii.	Investing Activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
iv.	Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

p)	Allowances for loan losses

The Bank records allowances for loan losses in accordance with its internal models. These internal models for rating and evaluating credit risk were approved by the Bank’s Board of Directors.

According to the methodology developed by the Bank, loans are divided into three categories:

i.	Consumer loans,
ii.	Mortgage loans, and
iii.	Commercial loans.

The specialization of the Santander Bank’s risk function is based on the type of customer and, accordingly, a distinction is made between individualized customers that are individually evaluated and standardized customers, evaluated in groups in the risk management process.

The internal risk models used to calculate the allowances are described as follows:

Allowances for individual evaluations on commercial loans

For large commercial loans, leasing and factoring, the Bank assigns a risk category level to each borrower and his respective loans. The Bank considers the following risk factors within the analysis: industry or sector of the borrower, owners or managers of the borrower, their financial situation, their payment capacity and payment behavior.

The Bank assigns one of the following risk categories to each loan and borrower:

i.	Classifications A1, A2 and A3, correspond to borrowers with no apparent credit risk.
ii.	Classification B corresponds to borrowers with some credit risk but no apparent deterioration of payment capacity.
iii.	Classifications C1, C2, C3, C4, D1 and D2 correspond to borrowers whose loans have deteriorated.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

For loans classified as A1, A2, A3 and B, the Bank assigns a specific level of risk for each borrower.  As a result, borrowers within the same classification could have different levels of risk.  All commercial loans for Companies, including leasing and factoring, have since been rated using a model for evaluating and calculating provisions on an individual basis.  Since a debtor’s behavior varies over time, in order to determine the provisions, it is necessary to make a distinction between normal debtors and deteriorated debtors.

For loans classified in Categories C1, C2, C3, C4, D1, and D2, the Bank must maintain the following levels of reserves:

Classification	Estimated range of loss	Allowance

C1	Up to 3%	2%
C2	More than 3% and up to 19%	10%
C3	More than 19% and up to 29%	25%
C4	More than 29% and up to 49%	40%
D1	More than 49% and up to 79%	65%
D2	More than 79%	90%

Borrowers with insufficient payment capacity in foreseeable circumstances are classified under these categories.  The categories listed above relate to a classification based on the level of estimated incurred loss of commercial loans and leasing transactions of the customer’s business as a whole, quantified according to the methodology used by the Bank.

For purposes of determining allowance amounts, the percentage associated with the estimated incurred loss rate is applied to the total credit.

Allowances for group evaluations

Banco Santander Chile uses group analysis  for determining the provisioning levels  for certain types of loans.  These models are intended to be used primarily to analyze loans to individuals (including consumer loans, lines of credit, mortgage loans and commercial loans to individuals) and commercial loans, primarily to small and some mid-sized companies.  Provisions are determined using these models to determine a historical loss rate by segment and risk profile of each group of clients.

The provisioning models for consumer loans separate these loans in four groups, each with its own model:

-	New clients, not renegotiated
-	Old clients, not renegotiated
-	New clients, renegotiated
-	Old clients, renegotiated

Each consumer model is separate by risk profile which is based on a scorecard statistical model that establishes a relation through regressions between  various variables, such as payment behavior in the Bank, payment behavior outside the Bank, various socio-demographic data, among others, and a response variable that determines a client’s risk level, which in this case is 90 days non-performance.  Once the scorecards have been determined, risk profiles are established that are statistically significant with similar estimated incurred loss levels or charge-off vintage.

The estimated incurred loss rates for consumer loans are defined by the “Vintage of Net Charge-Offs” (charge-offs net of recoveries).  This methodology establishes the period in which the estimated incurred loss is maximized.  Once this period is obtained its is applied to each risk profile of each model to obtain the net charge-off level associated with this period.

For group evaluation of commercial loans the industry or sector of the borrower, owners or managers of the borrower, the borrower’s financial situation, its payment capacity and payment behavior are used as the main variables for determining the risk profile.  For group evaluation of mortgage loans we consider the borrower’s credit history, including any defaults on obligations to other creditors, as well as the overdue periods on the loans borrowed from us.  The estimated incurred loss rates are then determined using historical averages and other statically estimates depending on the segment and loan product.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Allocations of mortgage and consumer Loans

Allocations for mortgage and consumer loans are directly related to the maturity of the allocations.

A rating is assigned to all mortgage and consumer loans on an individual basis, using an automatic and sophisticated statistical model which also considers the debtors’ credit behavior. Once the client’s rating is determined, the mortgage or consumer loan provision is calculated using a related risk category and percentage, which depends on its maturity.

During the 2011 period, the Bank--within its normal process of improving the provisions models--based on its experience, has recalibrated its mortgage provisions model, which generated an impact of approximately Ch$ 16,258 million increase in provisions. The effect of this upgrading, recorded as a change of estimate, according to the IAS 8 will be recorded in the Condensed Consolidated Interim Financial Statements.

Charge-offs

Charge-offs refers to derecognition in the Condensed Consolidated Interim Statements of Financial Position of assets corresponding to a loan.  This includes a portion of a loan that might not be past due in the case of a loan paid in installments or in a leasing operation (no partial charges offs).

Charge-offs are always recorded with a charge to credit risk allowances.  Any payments received on the charged-off accounts will be recorded on the Condensed Consolidated Interim Statements of Income as recovery of loans charged-off.

Loan and accounts receivable charge-offs are recorded on overdue, past due, and current installments based on the past due deadlines presented below.

Type of loan	Term

Consumer loans with or without real guarantees	6 months
Other transactions without real guarantees	24 months
Consumer loans with real guarantees	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

Recovery of loans previously charged off and accounts receivable from clients

Recovery of previously charged off loans and accounts receivable from customers, are recorded in the Condensed Consolidated Interim Income Statement as a reduction of provision for loan losses.

q)	Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount.  Provisions are recognized in the Condensed Consolidated Interim Statements of Financial Position when the following requirements are simultaneously met:

i.	It is a present obligation (legal or constructive) as a result of past events, and
ii.	It is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or nonoccurrence of one or more uncertain future events that are not wholly under the Bank’s control.

The following are classified as contingent in the supplementary information:

i.	Guarantees and bonds: Encompasses guarantees, bonds, and standby letters of credit, and guarantees of payment from buyers in factored receivables.

ii.	Confirmed foreign letters of credit: Encompasses letters of credit confirmed by the Bank.

iii.	Documentary letters of credit: Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

iv.	Documented guarantees: Guarantees with promissory notes.

v.	Interbank guarantee letters: Guarantees issued.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

vi.	Unrestricted lines of credit: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vii.
Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a construction or similar project.

viii.
Other contingent credits:  Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

The consolidated annual accounts reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more likely than not.

Provisions are quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year and are used to address the specific liabilities for which they were originally recognized. Partial or total reversals are recorded when such liabilities cease to exist or decrease.

Provisions are classified according to the liabilities they cover as follows:

-	Provisions for employee salaries and expenses.
-	Provision for mandatory dividends
-	Provisions for contingent credit risks
-	Provisions for contingencies

r)	Deferred income taxes and other deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases.   The measurement of deferred tax assets and liabilities is based on the tax rate, according to the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability is settled.   The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date in which the law approving such changes is published.

The effects of deferred taxes due to temporary differences between the tax basis and the carrying amount balances are recorded on an accrual basis, according to IAS 12.

s)	Use of estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses.  Actual results may differ from these estimates.

In certain cases, generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be exchanged, or a liability settled, between knowledgeable parties in an arm’s length transaction. Where available, quoted market prices in active markets have been used as the basis for measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of internal valuation models and other valuation techniques.

The Bank has established allowances to cover incurred losses. In order to estimate the allowances, loan portfolios must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provisions for loan losses” in the Condensed Consolidated Interim Statement of Income. Loans are charged-off when management determines that a loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the provision for loan losses.

The relevant estimates and assumptions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

These estimates, made on the basis of the best available information, mainly refer to:

-	Impairment losses of certain assets (Notes 8, 9, 11, and 31)
-	The useful lives of tangible and intangible assets (Notes 12, 13, and 31)
-	The fair value of assets and liabilities (Notes 6, 7, 11, and 34)
-	Commitments and contingencies (Note 20)
-	Current and deferred taxes (Note 14)

t)	Non-current assets held for sale

Non-current assets (or a group which includes assets and liabilities for disposal) expected to be recovered mainly through sales rather than through continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying value or fair value minus costs to sell. From this point on, the assets (or divestiture group) are measured at the minimum value between the book value and the fair value minus costs to sell.

Any impairment loss on disposal is first allocated to goodwill and then to the remaining assets and liabilities on a pro rata basis, except when no losses have been recorded in financial assets, deferred assets, employee benefit plan assets, and investment property, which are still evaluated according to the Bank’s accounting policies. Impairment losses on the initial classification of held-for-sale assets and profits and losses from the revaluation are recorded in income. Profits are not recorded if they outweigh any cumulative loss.

As of September 30, 2011 and December 31, 2010 the Bank has not classified any non-current assets as held for sale.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recorded, in the case of assets received in lieu of payment, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

These assets are subsequently measured at the lower of the initially recorded amount or net realizable value, which corresponds to their fair value (liquidity value determined through an independent appraisal) less costs to sell.

At least once a year, the Bank performs the necessary analysis to update these assets' costs to sell. As of September 30, 2011 the average cost to sell (the cost of maintaining and selling the asset) was estimated at 5.5% of the appraised value. As of September 30, 2010 the average sale cost used was 5.9%.

u)	Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period.

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

As of September 30, 2011 and 2010 the Bank did not have instruments that generated diluting effects on equity.

v)	Temporary acquisition (assignment) of assets

Purchases (sales) of financial assets under non-optional resale (repurchase) agreements at a fixed price (“repos”) are recorded in the Condensed Consolidated Interim Statements of Financial Position as financial assignments (receipts) based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

w)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s basis of consolidation (Santander Asset Management S.A., Administradora General de Fondos and Santander S.A. Sociedad Securitizadora), are not included in the Condensed Consolidated Interim Statements of Financial Position. Management fees are included under “Fee and commission income” in the Condensed Consolidated Interim Statement of Income.

x)	Provision for mandatory dividends

As of September 30, 2011 and 2010 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shareholders. This provision is recorded, as a deduction under the “Retained earnings - Provisions for mandatory dividends” in the Condensed Consolidated Interim Statement of Changes in Equity.

y)	Employee benefits

i.	Post-employment benefits – Defined benefits plans

According to current collective bargaining and other agreements, the Bank has undertaken to supplement the benefits granted by the public systems corresponding to certain employees and other beneficiary right holders, for retirement, permanent disability or death, outstanding salaries or compensations, contributions to pension funds for active employees and post-employment social benefits.

Features of the Plan:

The main features of the Post-Employment Benefits Plan, sponsored by the Santander Chile Group are:

a.	Aimed at the Group’s management
b.	The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
c.	The Bank will take on insurance (pension fund) on the employee’s behalf, for which it will pay regularly the respective premium (contribution).
d.	The Bank will be directly responsible for granting benefits.

The Bank recognizes under line item “Provisions” in the Condensed Consolidated Interim Statements of Financial Position (or in assets under “Other assets,” depending on the funded status of the plan) the present value of its post-employment defined benefit obligations, net of the fair value of the plan assets and of the net recognized cumulative actuarial gains or losses, disclosed in the valuation of these obligations, which are deferred using the “corridor approach”, net of the past service cost, which is deferred over time as explained below.

“Plan assets” are defined as those which will be used to settle the obligations and which meet the following conditions:

-	They are not owned by the consolidated entities, but by a legally separate third party not related to the Bank.
-
They are available only to pay or fund post-employment benefits and cannot be returned to the consolidated entities except when the assets remaining in the plan are sufficient to meet all the obligations of the plan or the entity in relation to the benefits due to current or former employees or to reimburse employee benefits already paid by the Bank.

“Actuarial gains and losses” are defined as those arising from the differences between previous actuarial assumptions and what has actually occurred, and from changes in the actuarial assumptions used. For the plans, the Bank applies the “corridor approach” criterion, whereby it recognizes in the Condensed Consolidated Interim Statement of Income the amount resulting from dividing by five the higher of the net value of the accumulated actuarial gains and/or losses not recorded at the beginning of each period and exceeding 10% of the current value of the obligations or 10% of the fair value of the assets at the beginning of the period.

“Past service cost”—which arises from changes made to existing post-employment benefits from the introduction of new benefits—is recognized in the Condensed Consolidated Interim Income Statement on a straight-line basis over the period beginning on the date on which the new commitments arose to the date on which the employee has an irrevocable right to receive the new benefits.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Post-employment benefits are recorded in the Condensed Consolidated Interim Income Statement as follows:

-
Current service cost, defined as the increase in the present value of the obligations arising as a consequence of the services provided by the employees during the period is recognized under the “Personnel salaries and expenses” line item.

-
Interest cost is defined as the increase in the present value of the obligations as a consequence of the passage of time which occurs during the period). When the obligations are shown in liabilities in the Condensed Consolidated Interim Statements of Financial Position net of the plan assets, the cost of the liabilities which are recorded in the Condensed Consolidated Interim Income Statement of income under “Personnel salaries and expenses”, reflects exclusively the obligations recognized as liabilities.

-
The expected return on the plan’s assets and the gains and losses in their value, less any cost arising from their management and the taxes to which they are subject are recorded in the Condensed Consolidated Interim Income Statement under “Personnel salaries and expenses”.

-
The actuarial gains and losses calculated using the corridor approach and unrecognized past service cost, are recorded in the Condensed Consolidated Interim Income Statement under “Personnel salaries and expenses”.

ii.	Severance Provision:

Severance provisions for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.	Share-based compensation:

The allocation of equity instruments to executives of the Bank and its Subsidiaries as a form of compensation for their services, when those instruments are provided at the end of a specific period of employment, is recorded as an expense in the Condensed Consolidated Interim Income Statement under the “Personnel salaries and expenses” item, as the relevant executives provide their services over the course of the period.

These benefits do not generate diluting effects, since they are based on shares of Banco Santander S.A. (the parent company of Banco Santander Chile, headquartered in Spain).

z)	New accounting pronouncements

i.	New and revised IFRS effective in the current year

The following new and revised IFRS have been adopted in these financial statements:

Improvements to IFRS – On May 06, 2010 the IASB issued improvements to IFRS 2010, incorporating amendments to 7 IFRS. This is the third set of modifications issued under the yearly improvement process which were designed to make necessary though no urgent modifications to IFRS. The modifications are effective for yearly periods beginning on or after July 1, 2010 and for yearly periods beginning on or after January 1, 2011. The adoption of these improvements had no significant impact on the Bank’s Condensed Consolidated Interim Financial Statements.

Amendment to IFRIC 14, IAS 19, Prepayments of a minimum funding requirement - On December 2009, the IASB issued Prepayments of a minimum funding requirement, modifications to IFRIC 14, IAS 19 - Limit over asset by defined benefits, minimum funding requirements and their interaction. The modifications have been carried out to remedy a non-intentional consequence of IFRIC 14 in which it is forbidden for entities in some circumstances to recognize certain voluntary prepayments as assets. The enforcement of this amendment had no significant impact on the Bank’s Condensed Consolidated Interim Financial Statements.

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments – The IASB issued this interpretation on November 26, 2009 which provides guidelines on how to record the extinction of a financial liability through the issuance of equity instruments. The interpretation concluded that issuing equity instruments to extinguish an obligation constitutes the paid consideration. The consideration should be measured at fair value of the issued equity instrument, unless the fair value is not easily determined, in which case, the equity instruments will be measured at fair value of the extinguished obligation. The enforcement of this interpretation had no significant impact on the Bank’s Condensed Consolidated Interim Financial Statements.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Amendment to IAS 24, Disclosure of Related Parties – On November 4, 2009 the IASB issued modifications to IAS 24. The revised regulation simplifies the disclosure requirements for entities controlled, jointly-controlled or significantly influenced by a government entity (designated as government-related entity) and clarifies the related entity definition. It is effective for yearly periods beginning on or after January 1, 2011. It requires back application. Therefore, on the first adoption year, disclosures for comparative years should be reissued. Early application is allowed, whether of the entire regulation or the partial exemption for related government entities. If an entity applies the regulation, or part of it, for a period before January 1, 2011 it is required that this fact is revealed. The Bank is no related to any government entity; therefore, the disclosure exemptions do not apply to it. In addition, the changes to the definition of Related Party did not cause an effect on the Bank’s Condensed Consolidated Interim Financial Statements.

Amendment to IAS 32, Financial Instruments:  Presentation – On October 8, 2009 the IASB issued a modification to IAS 32, Financial Instruments: Presentation, entitled Classification of Right Issues.  Pursuant with the modifications, rights, options and warrants that in some way fulfill the definition in paragraph 11 of IAS 32, issued to acquire a set number of non-derivative equity instruments belonging to an entity for a set amount in any currency are classified as equity instruments as long as the offer is made pro-ratio to all current owners of the same type of equity instrument. The enforcement of this modification had no significant impact on the Bank’s Condensed Consolidated Interim Financial Statements.

Amendment to IFRS 7, Financial Instruments:  Disclosures - On October 7, 2010 the IASB issued Disclosures - Transfer of Financial Assets (Modifications to IFRS 7 Financial Instruments - Disclosures) which increases the disclosure requirements for transactions involving the transfer of financial assets. These modifications aim at providing better transparency over risk exposure of transactions where a financial asset is transferred but the transferring party retains some level of continuous exposure (referred to as ‘continuous involvement’) in the asset. Modifications also require the disclosure of when the transfers of financial assets have not been evenly distributed during the period (i.e., when transfers take place close to the report period). These modifications will be applied for annual periods beginning on or after January 1, 2011. Early adoption is allowed. In-advance enforcement is allowed. Disclosures are not required for any of the periods presented starting before the initial application date of the modifications. The adoption of these improvements had no significant impact on the Bank´s Condensed Condensed Consolidated Interim Financial Statement.

ii.	New and revised IFRS in issue but not yet effective

As of the date of issuance of these Condensed Consolidated Interim financial statements, the following accounting pronouncements have been issued by the IASB. These pronouncements are new pronouncements or amendments, revisions, modifications, or interpretations of existing pronouncements. Further, the applications of the below pronouncements is not mandatory until the dates noted below.

IAS 1, Presentation of Financial Statements – In June 2011 the presentation of Other Comprehensive Income was modified in two significant aspects: 1) An entity may present a single "Statement of Profit and Loss and Other Comprehensive Income" presented in two sections, but sections shall be presented together, with the profit or loss section presented first followed directly by the other comprehensive income section; 2) The Other Comprehensive Income item shall present line items for amount of OCI in the period, classified by nature and grouped into those that will not be reclassified subsequently to profit or loss; and those will be reclassified subsequently to profit or loss when specific conditions are met. The effective date is for the annual periods beginning on or after July 1, 2012, with early adoption permitted. The Bank believes this modification will not significantly affect the interim financial statements.

IAS 19 Employee Benefits – In June 2011 the following modifications were incorporated to the regulations: 1) Eliminates the use of the 'corridor' approach, recognizing in results gains and losses that arise from defined benefit plans; 2) Requirement to include service and finance cost in profit or loss and remeasurement in OCI; 3) Along with the previous requirements these modifications introduce improved disclosure requirements that will better show characteristics of defined benefit plan and the risk arising from those plans. The effective date is for the annual periods beginning on or after July 1, 2013 with early adoption permitted. The Bank is assessing the potential impact that this amendments will have on the Bank’s financial statements.

IFRS 10, Condensed Consolidated Interim Financial Statements – On May 12, 2011 the IASB issued the IFRS 10 Condensed Consolidated Interim Financial Statements which replaces IAS 27 Consolidated and Separated Interim Financial Statements and SIC 12 Consolidation - Special Purpose Entities. The purpose of this regulation is to provide a single consolidation basis for all entities, whatever the nature of the investment, based on control. The definition of control includes three elements: power over entity, exposure or rights to variable returns over the entity, and the capacity to use the power over the entity to affect the investor's returns. IFRS 10 provides a detailed guide on how to apply the control principle in different situations, including relationships of agency and potential possession of vote rights.  An investor will reassess if s/he controls an entity if there are changes in facts and circumstances. IFRS 10 replaces IAS 27 in those matters related to when and how an investor should prepare Condensed Consolidated Interim Financial Statements and replaces the SIC 12 completely. The effective date is January 1, 2013 and its early enforcement is allowed under certain circumstances. The Bank is assessing the potential impact this regulation will have on the Bank’s financial statements.

IFRS 11, Joint Agreements - On May 12, 2011 the IASB issued IFRS 11 Joint Arrangements, which replaces IAS 31 Interests In Joint Ventures and SIC 13 Jointly Controlled Entities - Non monetary Contribution from Venturers. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangements. In contrast, under IAS 31, there are three types of joint arrangements: jointly controlled entities, jointly controlled assets and jointly controlled operations. In addition, joint ventures under IFRS 11 are required to be accounted for using equity method of accounting, whereas jointly controlled entities under IAS 31 can be accounted for using the equity method of accounting or proportionate accounting. The effective date is January 1, 2013 and early adoption is permitted under certain circumstances. The Bank is assessing the potential impact this regulation will have on the Bank’s financial statements.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

IFRS 12, Disclosure of Interests in Other Entities - On May 12, 2011 the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which requires detailed disclosures related to participation in subsidiaries, joint arrangements, associates and non-consolidated structured entities. IFRS 12 establishes objective revelations and minimum specific disclosures that an entity must provide to fulfill said objectives. An entity must reveal information that would help users of its financial statements to evaluate the nature and associated risks to the participation in other entities and the effects of said participations in its financial statements. Disclosure requirements are extensive and require significant efforts to gather the necessary information. The effective date is January 1, 2013; however, it is allowed to incorporate these new disclosures in the financial statements before that date. The Bank is assessing the potential impact this regulation will have on the Bank’s interim financial statements.

IFRS 13, Fair Value Measurement – Issued on May 12, 2011 by the IASB. It establishes a single source to serve as guide for the measure at fair value under IFRS. This regulation applies both to financial and non-financial measures of fair value. Fair Value is defined as “value that would be received by selling an asset or by paying for transferring a liability in an orderly transaction between market participants at the time of measurement date· (i.e. exit value). IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early adoption allowed--and it applies prospectively since the beginning of the year of its enforcement. The Bank is assessing the potential impact this regulation will have on the Bank’s financial statements.

IAS 27 Separate Financial Statements (revised in 2011) - On May 12, IAS 27 Consolidated and separate financial statements has been amended by the issuance of IFRS 10 but it keeps the guidelines for separate financial statements. Effective date is January 1, 2013 though its early adoption is permitted as the new regulations are adopted. The Bank believes this regulation will have no significant effect on the Bank’s financial statements since the modification does not alter the accounting treatment of the separate financial statements.

IAS 28, Investments in Associates and Join Ventures (revised in 2011) – On May 12, 2011 IAS 28 Investments in Associates has been amended pursuant to changes incorporated by IFRS 10, IFRS 11 and, IFRS 12. Effective date is January 1, 2013 though its early adoption is permitted as the new regulations are adopted. The Bank is assessing the potential impact this revision will have on the Bank’s interim financial statements.

Amendment to IFRS 1, First Time Adoption of IFRS – On December 20, 2010 the IASB published certain modifications to IFRS 1, specifically:

(i) Elimination of Set Dates for First Time Adopters - These modifications help first time adopters of IFRS by replacing the back application date of the recording of financial assets and liabilities of ‘January 1, 2004’ with the ‘transition date to IFRS’. In this way, first time IFRS adopters do not have to apply the recording requirements of IAS 39 retrospectively to a previous date and it frees adopters from recalculating profit and losses of ‘day 1’ over transactions that took place before the transition date to IFRS.

(ii) Severe Hyperinflation – These modifications provide guidelines for entities coming from a sever hyperinflation, allowing them at the date of transaction of entities, to measure all assets and liabilities held before the normalization of functional currency date to fair value on the transition date to IFRS and use that fair value as the attributed cost for those assets and liabilities in the statements of opening financial position under IFRS. Entities using this exemption will have to describe the circumstances of how and why their functional currency was subjected to sever hyperinflation and the circumstances that led to end those conditions.

These modifications will be mandatory for periods beginning on or after July 1, 2011. Early adoption is allowed. The Banks considers these modifications will have no effect on its financial statement since it is not a first time adopter of IFRS.

Amendment to IAS 12, Income Taxes – On December 20, 2010 the IASB published Deferred Taxes:  Recovery of Underlying Assets – Modifications to IAS 12. The modifications establish an exemption to the IAS 12 general principle that the measurement of assets and liabilities by deferred taxes should reflect the tax consequences that would continue the way the entity expects to recover the book value of an asset. The exemption applies specifically to assets and liabilities by deferred taxes originating from investment properties measured using the fair value model from IAS 40 and investment properties acquired in a business combination, if this is afterwards measured using the IAS 40 fair value model. The modification incorporates the assumption that the current value of the investment property will be recovered when sold, except when the property is depreciable and kept within a business model that aims at consuming substantially all economic benefits through time rather than through sale. These modifications should be retrospectively applied demanding a re-statement of all l assets and liabilities related to deferred taxes within the reach of this modification, including those initially recorded in a business combination. These modifications will be mandatory for periods beginning on or after January 1, 2012. Early enforcement is allowed. These modifications will be adopted in the Bank´s financial statements for the period beginning on January 1, 2012. The Bank is assessing the potential impact of the adoption of these measures.

Amendments to IFRS 9 – Financial Instruments – On October 28, 2010 the IFRS published a revised version of IFRS 9, Financial Instruments. The revised regulation keeps the requirements for classification and measurement of financial assets published on November 2008 with added guidelines on classification and measurement of financial liabilities. As part of the restructuring of IFRS 9, the IASB has also reproduced the guidelines on recording of financial instruments and related implementation guidelines from IAS 39 to IFRS 9. These new guidelines constitute the first stage of the IASB project to replace IAS 39. The other stages, impairment and hedge accounting, have not been finished yet.

The guidelines included in IFRS 9 about the classification and measurement of financial assets has not changed from those established in IAS 39. In other words, financial liabilities will continue to be measured whether by amortized cost or fair value with change in income. The concept of bifurcation of embedded derivatives in a contract by financial asset has not change either. Financial liabilities kept to negotiate will continue to be measured at fair value with changes to income, and all other financial assets will be measured to amortized cost unless the fair value option is applied using the present criteria on IAS 39..

Notwithstanding the latter, there are two differences with regards to IAS 39:

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 01 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

•	The presentation of effects from changes in fair value attributable to a liability’s credit risk; and
•	The elimination of the cost exemption for liability derivatives to be settled by giving non-traded equity instruments.

The Bank’s Management, in agreement with the SBIF will not apply this regulation in advance but rather adopt it in the Group's financial statements for the period beginning on January 2013. The Bank has not had the chance to consider the potential impact of the adoption of these modifications.

IFRS 9, Financial Instruments – On November 12, 2009 the IASB issued IFRS 9, Financial Instruments. This regulation incorporates new requirements for the classification and measurement of financial assets and it is effective for annual periods beginning on or after January 2013, allowing early adoption. IFRS 9 specifies how an entity should classify and measure its financial assets. It requires that all financial assets be classified in their entire on the basis of the entity’s business model for the management of financial assets and the features of the financial assets agreement cash flows. Financial assets are measured either at   amortized cost or fair value. Only financial assets classified as measured at amortized cost will be tested for impairment. The Bank management, in accordance with SBIF recommendations, will not apply this regulation in advance; furthermore, this regulation will not be applied as long as the SBIF does not set it as mandatory use standard for all balances.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 02 – ACCOUNTING CHANGES:

As of September 30, 2011 and December 31, 2010, there have not been accounting changes that significantly affect the presentation of these consolidated financial statements.

NOTE 03 - SIGNIFICANT EVENTS:

As of September 30, 2011, the following significant events have occurred and had an impact on the Bank’s operations or the Condensed Consolidated Interim financial statements:

a)	The Board

In an Extraordinary Board Session on April 26, 2011 Mr. Lisandro Serrano Spoerer was confirmed as Director in the position left by Ms. Claudia Bobadilla Ferrer.

b)	Issuance of bonds during 2011

In 2011, the Bank issued bonds as detailed below. The 2011 detail of placements is included in Note 16.

b.1) 2011 Senior bonds

Series	Amount	Term	Issue Rate	Issuance date	Maturity date
Floating rate bond	USD 500,000,000	5 years	Libor (3 months) + 160 bp	01/19/2011	01/19/2016
Total	USD 500,000,000
E1	UF 4,000,000 (i)	5 years	3.00 % per annum simple	02/01/2011	02/01/2016
E2	UF 4,000,000 (ii)	7.5 years	3.50 % per annum simple	01/01/2011	07/01/2018
E3	UF 4,000,000 (iii)	8.5 years	3.50 % per annum simple	01/01/2011	07/01/2019
Total	UF 8,000,000
E4	CLP 50,000,000,000(iv)	5 years	6.75 % per annum simple	06/01/2011	06/01/2016
Total	CLP 50,000,000,000

(i)	As of September 30, 2011 UF 896,000 in bonds have been issued; leaving this series with a UF 3,104,000 par value to be placed.
(ii)	As of September 30, 2011 UF 3,048,000 in bonds have been issued; leaving this series with a UF 952,000 par value to be placed.
(iii)	As of September 30, 2011 UF 1,590,000 in bonds have been issued; leaving this series with a UF 2,410,000 par value to be placed.
(iv)	As of September 30, 2011 CLP 26,800,000,000 in bonds have been issued; leaving this series with a CLP 23,200,000,000 par value to be placed.

b.2) 2011 Subordinated bonds

In 2011, the Bank has issued the following subordinated bonds:

Series	Amount	Term	Issue Rate	Issuance date	Maturity date
G3	UF 3,000,000	25 years	3.90% annual due	07/01/2010	07/01/2035
G5	UF 4,000,000 (i)	20 years	3.90% annual due	04/01/2011	04/01/2031
Total	UF 7,000,000

(i)	As of September 30, 2011 UF 2,100,000 in bonds have been issued; leaving this series with a UF 1,900,000 par value to be placed.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 03 - SIGNIFICANT EVENTS, continued:

c)	Building sale

In 2011, the Bank sold one branch.  This transaction is detailed on Note 32.

e)	Assignment of loans previously charged off

In 2011, Banco Santander Chile signed agreements with “Fondo de Inversiones Cantábrico” to assign loans previously charged off.  As of September 30, the following portfolio sales have been carried out:

Date of agreement	Nominal portfolio sale		Nominal portfolio sale Total	Selling price
	Commercial	Consumer
	MCh$	MCh$	MCh$	MCh$
01-20-2011	888	8,222	9,110	592
02-23-2011	774	6,802	7,576	492
03-23-2011	969	6,828	7,797	506
04-26-2011	768	6,386	7,154	465
05-25-2011	990	6,611	7,601	494
06-22-2011	805	7,676	8,481	551
07-26-2011	930	9,207	10,137	659
08-24-2011	2,351	10,221	12,572	817
09-22-2011	664	14,745	15,409	1,002
Total	9,139	76,698	85,837	5,578

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 04 - BUSINESS SEGMENTS:

The Bank manages and measures the performance of its operations by business segment. The information included in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal segment information system which has been adopted by the Bank.  However, the valuation and classification of assets, liabilities, and income for each segment considers the accounting criteria established on Note 01.d) of the Consolidated Financial Statements.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions.  Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

The Bank has the following business segments:

Individuals

a.	Santander Banefe
Serves individuals with monthly incomes from Ch$150,000 to Ch$400,000, who receive services through Santander Banefe. This segment provides customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance.

b.	Commercial banking
Serves individuals with monthly incomes exceeding Ch$400,000 pesos. This segment provides customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, commercial loans, foreign trade, checking accounts, insurance and stock brokerage.

Small and mid-sized companies (PYMEs)

Serves small companies with annual sales of less than Ch$1,200 million. This segment provides customers a variety of products, including commercial loans, government-guaranteed loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds, and insurance.

Institutional

Serves institutions such as universities, government agencies, and municipal and regional governments. This segment provides a variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, savings products, mutual funds, and insurance.

Companies

This companies segment is composed of Commercial Banking and Company Banking, where sub-segments of medium-sized companies (Companies), real estate companies (Real Estate) and large corporations are found:

a.	Companies
Serves companies with annual sales exceeding Ch$1,200 million and up to Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

b.	Real estate
This segment also includes all the companies engaged in the real estate industry who carry out projects to sell properties to third parties and all builders with annual sales exceeding Ch$800 million with no ceiling. These clients are offered not only the traditional banking services but also specialized services to finance projects, mainly residential, with the aim of expanding sales of mortgage loans.

c.	Large Corporations
Serves companies with annual sales exceeding Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 4 - BUSINESS SEGMENTS, continued:

Global Banking and Markets

The Global Banking and Markets segment is comprised of:

a.	Corporate
Foreign multinational corporations or Chilean corporations whose sales exceed Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

b.	Treasury
The Treasury Division provides sophisticated financial products, mainly to companies in the Wholesale Banking area and the Companies segment. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other customized products. The Treasury area also handles intermediation of positions and manages the Bank’s owned investment portfolio.

Corporate Activities (“Other”)

This segment includes Financial Management, which develops global foreign exchange structural position management functions, involving the parent company’s structural interest risk and liquidity risk the latter, through issuances and utilizations. This segment also manages the Bank’s personal funds, capital allocation by unit, and the financing of investments made. The foregoing usually results in a negative contribution to income.

In addition, this segment encompasses all intra-segment income and activities not assigned to a given segment or product with customers.

The segment´s accounting policies are the same as those described in the summary of accounting policies, and are customized to meet the needs of the Bank’s management. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance, the highest decision making authority bases his assessment on the segment's interest income, fee and commission income, and expenses. This assessment helps the Bank make decisions over the resources that will be allocated to each segment.

To achieve the strategic objectives adopted by the top management and adapt to changing market conditions, the Bank makes changes in its organization from time to time, which in turn have a greater or lesser impact on how it is managed or administered.  Hence, this disclosure furnishes information on how the Bank is managed as of September 30, 2011. The information for the previous year (2010) has been prepared with the valid criteria at the date of reporting of these financial statements, to achieve a proper comparability of figures.

Beginning  on January1, 2010  the bussines segments Individual, PYMEs, Institutional and Companies now constitute the Comercial Banking segment wich reports directly to the CEO.

The Global Banking and Markets segment continues to report to the Organization Executive Vice-President .

The following tables set forth the Bank's income by business segment, for the periods ending as of September 30, 2011 and 2010, including the respective loans and Accounts receivable balances:

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 4 - BUSINESS SEGMENTS, continued:

	For the quarter ended as of September 30, 2011
	Net interest income	Net fee and commission income	ROF (1)	Provisions	Support expenses (2)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	128,536	43,639	1,258	(67,934)	(82,894)	22,605
Santander Banefe	31,084	10,512	9	(21,663)	(19,225)	717
Commercial Banking	97,452	33,127	1,249	(46,271)	(63,669)	21,888
Small and mid-sized companies (PYMEs)	81,974	9,314	2,446	(15,825)	(19,228)	58,681
Institutional	8,849	323	244	(234)	(2,841)	6,341

Companies	22,636	6,040	3,582	(11,246)	(9,994)	11,018
Companies	10,390	3,214	1,795	(5,296)	(5,358)	4,745
Large Corporations	12,054	2,105	1,619	(1,253)	(3,477)	11,048
Real estate	192	721	168	(4,697)	(1,159)	(4,775)
Commercial Banking	241,995	59,316	7,530	(95,239)	(114,957)	98,645

Global Banking and Markets	17,908	4,013	22,111	(183)	(9,318)	34,531
Corporate	23,742	5,551	935	48	(3,609)	26,667
Treasury	(5,834)	(1,538)	21,176	(231)	(5,709)	7,864
Other	(27,846)	2,662	(6,640)	507	(4,081)	(35,398)

Total	232,057	65,991	23,001	(94,915)	(128,356)	97,778

Other operating income	(542)
Other operating expenses	(10,192)
Income from investments in other companies	546
Income tax expense	(15,566)
Consolidated income for the period	72,024

(1)	Corresponds to the sum of net income from financial operations and the foreign exchange profit.
(2)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 4 - BUSINESS SEGMENTS, continued:

	For the quarter ended as of September 30, 2010
	Net interest income	Net fee and commission income	ROF (1)	Provisions	Support expenses (2)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	139,371	48,597	699	(61,733)	(73,559)	53,375
Santander Banefe	26,966	8,007	5	(20,149)	(19,506)	(4,677)
Commercial Banking	112,405	40,590	694	(41,584)	(54,053)	58,052
Small and mid-sized companies (PYMEs)	74,816	8,432	2,003	(17,963)	(16,934)	50,354
Institutional	9,377	592	502	(175)	(2,540)	7,756

Companies	40,262	3,900	4,071	(2,277)	(8,567)	37,389
Companies	26,288	2,780	1,874	(3,315)	(4,103)	23,524
Large corporations	6,279	468	1,954	1,132	(3,405)	6,428
Real estate	7,695	652	243	(94)	(1,059)	7,437
Commercial Banking	263,826	61,521	7,275	(82,148)	(101,600)	148,874

Global Banking and Markets	(5,113)	5,941	13,525	(312)	(7,639)	6,402
Corporate	(4,184)	5,865	1,033	(312)	(2,865)	(463)
Treasury	(929)	76	12,492	-	(4,774)	6,865
Other	(23,039)	(1,026)	913	(227)	(4,331)	(27,710)

Total	235,674	66,436	21,713	(82,687)	(113,570)	127,566

Other operating income	2,065
Other operating expenses	(13,799)
Income from investments in other companies	832
Income tax expense	(9,991)
Consolidated income for the period	106,673

(1)	Corresponds to the sum of net income from financial operations and the foreign exchange profit.
(2)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 4 - BUSINESS SEGMENTS, continued:

	For the 9-month period ended on September 30, 2011
	Net interest income	Net fee and commission income	ROF (2)	Provisions	Support expenses (3)	Segment’s net contribution	Loans and accounts receivables from customers (1)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	416,739	140,905	5,432	(157,586)	(237,911)	167,579	9,187,526
Santander Banefe	84,851	29,255	267	(52,375)	(52,227)	9,771	789,253
Commercial banking	331,888	111,650	5,165	(105,211)	(185,684)	157,808	8,398,273
Small and mid-sized companies (PYMEs)	149,164	28,702	7,611	(49,450)	(55,260)	80,767	2,522,698
Institutional	19,531	1,382	677	(209)	(8,232)	13,149	351,644

Companies	99,999	18,265	10,146	(30,021)	(30,039)	68,350	3,731,980
Companies	46,370	9,542	5,308	(15,613)	(16,658)	28,949	1,572,862
Large corporations	39,804	6,428	4,290	(14,101)	(10,059)	26,362	1,586,231
Real estate	13,825	2,295	548	(307)	(3,322)	13,039	572,887
Commercial Banking	685,433	189,254	23,866	(237,266)	(331,442)	329,845	15,793,848

Global Banking and Markets	35,369	17,689	54,711	4,788	(25,788)	86,769	1,905,005
Corporate	47,046	17,989	1,182	7,410	(10,230)	63,397	1,892,850
Treasury	(11,677)	(300)	53,529	(2,622)	(15,558)	23,372	12,155
Other	(12,648)	2,487	(307)	536	(11,975)	(21,907)	69,541

Total	708,154	209,430	78,270	(231,942)	(369,205)	394,707	17,768,394

Other operating income	1,164
Other operating expenses	(34,540)
Income from investments in other companies	1,673
Income tax expense	(57,943)
Consolidated income for the period	305,061

(1)	Corresponds to Loans and accounts receivable from customers plus interbank loans, without deducting their allowances for loan losses.
(2)	Corresponds to the sum of the net income from financial operations and net foreign exchange profit (loss).
(3)	Corresponds to the sum of Personnel salaries and expenses, administrative expenses, amortization, and impairment.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 4 - BUSINESS SEGMENTS, continued:

	For the 9-month period ended as of September 30, 2010						As of December 31, 2010
	Net interest income	Net fee and commission income	ROF (2)	Provisions	Support expenses (3)	Segment’s net contribution	Loans and accounts receivables from customers (1)
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	400,204	138,506	1,782	(144,697)	(214,325)	181,470	8,407,416
Santander Banefe	77,975	23,594	10	(51,962)	(50,530)	(913)	717,699
Commercial banking	322,229	114,912	1,772	(92,735)	(163,795)	182,383	7,689,717
Small and mid-sized companies (PYMEs)	171,833	25,973	5,187	(46,255)	(49,987)	106,751	2,375,192
Institutional	19,172	1,848	1,714	(428)	(7,463)	14,843	331,153

Companies	103,401	16,304	11,337	(16,536)	(24,984)	89,522	3,288,107
Companies	54,744	8,421	4,948	(9,710)	(11,973)	46,430	1,353,686
Large corporations	32,639	5,725	5,715	(8,146)	(9,899)	26,034	1,411,236
Real estate	16,018	2,158	674	1,320	(3,112)	17,058	523,185
Commercial Banking	694,610	182,631	20,020	(207,916)	(296,759)	392,586	14,401,868

Global Banking and Markets	16,836	17,497	49,325	(955)	(23,354)	59,349	1,293,305
Corporate	18,936	17,907	1,033	(955)	(8,608)	28,313	1,293,305
Treasury	(2,100)	(410)	48,292	-	(14,746)	31,036	-
Other	3,592	(6,183)	6,982	45	(15,443)	(18,191)	32,109

Total	707,854	193,945	76,327	(208,826)	(335,556)	433,744	15,727,282

Other operating income	25,826
Other operating expenses	(36,822)
Income from investments in other companies	1,175
Income tax expense	(56,752)
Consolidated income for the period	367,171

(1)	Corresponds to Loans and accounts receivable from customers plus interbank loans, without deducting their allowances for loan losses.
(2)	Corresponds to the sum of the net income from financial operations and net foreign exchange profit (loss).
(3)	Corresponds to the sum of Personnel salaries and expenses, administrative expenses, amortization, and impairment.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 05 - CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Cash and deposits in banks
Cash	372,614	354,340
Deposits in the Central Bank of Chile	998,391	1,312,111
Deposits in domestic banks	860	418
Deposits in foreign banks	440,919	95,329
Subtotals – Cash and bank deposits	1,812,784	1,762,198

Unsettled transactions, net	350,538	74,243

Cash and cash equivalents	2,163,322	1,836,441

The level of funds in cash and at the Central Bank of Chile, which are included in the “Deposits in the Central Bank of Chile” line, reflects regulations governing the reserves that the Bank must maintain on average in monthly periods.

b)	Unsettled transactions:

Unsettled transactions are transactions in which only settlement remains pending, which will increase or decrease funds in the Central Bank of Chile or in foreign banks, normally within the next 24 to 48 business hours from the end of each period. These transactions are presented according to the following detail:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Assets
Documents held by other banks (documents to be exchanged)	194,543	207,346
Funds receivable	622,058	167,022
Subtotals	816,601	374,368
Liabilities
Funds payable	466,063	300,125
Subtotals	466,063	300,125

Unsettled transactions, net	350,538	74,243

Significant fluctuation was generated by a higher volume of Spot currency transactions. These transactions are related to many different currency purchases; a 75% of them correspond to US dollar currency purchases.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 06 - TRADING INVESTMENTS:

The detail of the instruments deemed as financial trading investments is as follows:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	342,545	247,019
Chilean Central Bank Notes	27,589	68,985
Other Chilean Central Bank and Government securities	81,040	7,123
Subtotals	451,174	323,127

Other Chilean securities:
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	-	19,628
Chilean corporate bonds	25,132	11,404
Other Chilean securities	-	-
Subtotals	25,132	31,032

Foreign financial securities:
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	2,654	-
Subtotals	2,654	-

Investments in mutual funds:
Funds managed by related entities	24,853	25,511
Funds managed by others	-	-
Subtotals	24,853	25,511

Total	503,813	379,670

As of September 30, 2011 and as of December 31, 2010 in the “Chilean Central Bank and Government securities” item there are no securities sold with repurchase agreement to customers and financial institutions.

As of September 30, 2011 and December 31, 2010 there are no securities sold under repurchase agreement to clients and financial institutions included under “Other Chilean Securities” and “Foreign financial securities”

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 07 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING:

a)	As of September 30, 2011 and December 31, 2010 the Bank holds the following portfolio of derivative instruments:

	As of September 30, 2011
	Notional amount				Fair value
	Up to 3 months	More than 3 months to one year	More than one year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	812,874	812,874	25,260	41
Cross currency swaps	-	30,598	280,996	311,594	24,895	821
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	-	30,598	1,093,870	1,124,468	50,155	862

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	483,275	1,159,858	426,410	2,069,543	122,602	460
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	483,275	1,159,858	426,410	2,069,543	122,602	460

Trading derivatives
Currency forwards	14,397,468	10,743,681	628,282	25,769,431	595,038	496,613
Interest rate swaps	4,043,419	12,147,546	13,541,998	29,732,963	298,069	346,029
Cross currency swaps	771,693	3,034,275	10,857,155	14,663,123	940,860	776,690
Call currency options	29,549	62,026	4,957	96,532	2,966	1,582
Call interest rate options	2,639	13,734	36,160	52,533	24	363
Put currency options	14,665	28,539	3,615	46,819	684	1,529
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	421,823	-	1,673	423,496	1,187	1,146
Subtotals	19,681,256	26,029,801	25,073,840	70,784,897	1,838,828	1,623,952

Totals	20,164,531	27,220,257	26,594,120	73,978,908	2,011,585	1,625,274

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 07 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

	As of December 31, 2010
	Notional amount				Fair value
	Up to 3 months	More than 3 months to one year	More than one year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	702,306	702,306	5,827	6,464
Cross currency swaps	28,090	229,296	387,024	644,410	5,296	28,730
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	28,090	229,296	1,089,330	1,346,716	11,123	35,194

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	147,872	999,792	379,859	1,527,523	494	120,563
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	147,872	999,792	379,859	1,527,523	494	120,563

Trading derivatives
Currency forwards	10,374,003	6,830,128	792,254	17,996,385	283,722	348,152
Interest rate swaps	2,671,634	7,607,192	13,475,904	23,754,730	204,786	250,812
Cross currency swaps	1,081,609	2,783,653	10,061,745	13,927,007	1,123,547	887,222
Call currency options	20,724	29,247	936	50,907	272	233
Call interest rate options	34,076	16,690	59,676	110,442	82	1,269
Put currency options	6,364	4,906	-	11,270	230	385
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	165,208	-	-	165,208	122	149
Subtotals	14,353,618	17,271,816	24,390,515	56,015,949	1,612,761	1,488,222

Totals	14,529,580	18,500,904	25,859,704	58,890,188	1,624,378	1,643,979

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 07 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

b)	Hedge Accounting

Fair value hedges:

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged items and hedging instruments under fair value hedges as of September 30, 2011 and December 31, 2010 classified by term to maturity:

	As of September 30, 2011
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Chilean Central Bank Bonds in Pesos (BCP)	-	-	-	-	-
Chilean Central Bank Bonds in UF (BCU)	-	-	-	-	-
Corporate bonds	-	11,172	-	-	11,172
Senior bonds	-	363,755	331,453	148,482	843,690
Subordinated bonds	-	-	155,895	-	155,895
Short-term loans	-	25,000	-	-	25,000
Interbank loans	-	-	-	-	-
Time deposits	30,598	29,374	-	-	59,972
Mortgage bonds	-	-	-	28,739	28,739
Totals	30,598	429,301	487,348	177,221	1,124,468

Hedging instrument
Cross currency swap	30,598	24,734	227,523	28,739	311,594
Interest rate swap	-	374,927	259,825	-	634,752
Call money swap	-	29,640	-	148,482	178,122
Totals	30,598	429,301	487,348	177,221	1,124,468

	As of December 31, 2010
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Chilean Central Bank Bonds in Pesos (BCP)	-	-	-	-	-
Chilean Central Bank Bonds in UF (BCU)	-	-	-	-	-
Corporate bonds	-	10,061	-	-	10,061
Senior bonds	-	374,360	358,862	49,591	782,813
Subordinated bonds	-	51,475	140,385	-	191,860
Short-term loans	-	25,000	-	-	25,000
Interbank loans	210,591	-	-	-	210,591
Time deposits	46,795	4,640	-	-	51,435
Mortgage bonds	-	-	-	74,956	74,956
Totals	257,386	465,536	499,247	124,547	1,346,716

Hedging instrument
Cross currency swap	257,386	46,796	265,272	74,956	644,410
Interest rate swap	-	389,100	233,975	-	623,075
Call money swap	-	29,640	-	49,591	79,231
Totals	257,386	465,536	499,247	124,547	1,346,716

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 07 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

Cash flow hedges:

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Below is the nominal amount of the hedged items as of September 30, 2011 and December 31, 2010 and the period when the cash flows will be generated:

	As of September 30, 2011
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Interbank loans	1,331,343	161,092	-	-	1,492,435
Bonds	311,790	265,318	-	-	577,108
Total	1,643,133	426,410	-	-	2,069,543

Hedging instrument			-	-
Cross currency swap	1,643,133	426,410	-	-	2,069,543
Total	1,643,133	426,410	-	-	2,069,543

	As of December 31, 2010
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Interbank loans	937,087	95,930	-	-	1,033,017
Bonds	210,577	283,929	-	-	494,506
Total	1,147,664	379,859	-	-	1,527,523

Hedging instrument
Cross currency swap	1,147,664	379,859	-	-	1,527,523
Total	1,147,664	379,859	-	-	1,527,523

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 07 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

Below is an estimate of the periods in which the flows are expected to be produced:

	As of September 30, 2011
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	-	-	-	-
Outflows	(24,756)	(14,179)	-	-	(38,935)
Net flows	(24,756)	(14,179)	-	-	(38,935)

Hedging instrument
Inflows	24,756	14,179	-	-	38,935
Outflows	(56,449)	(32,723)	-	-	(89,172)
Net flows	(31,693)	(18,544)	-	-	(50,237)

	As of December 31, 2010
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	-	-	-	-
Outflows	(17,627)	(5,696)	-	-	(23,323)
Net flows	(17,627)	(5,696)	-	-	(23,323)

Hedging instrument
Inflows	17,627	5,696	-	-	23,323
Outflows	(30,044)	(9,772)	-	-	(39,816)
Net flows	(12,417)	(4,076)	-	-	(16,493)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 07 - DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

c)	Gain and losses for cash flow hedges whose effect was recognized in the Consolidated Statement of Changes in Equity for the periods ended as of September 30, 2011 and 2010, are shown below:

	As of September 30
	2011	2010
	MCh$	MCh$

Senior Bonds	(2,608)	2,672
Loans	(11,179)	4,499

Net flows	(13,787)	7,171

Since the variable cash flows for both the hedged item and the hedging instrument mirror each other, the hedges are nearly 100% efficient, which means that the fluctuations of value attributable to rate components are almost completely offset.  As of September 30, 2010, hedge ineffectiveness recorded in the Condensed Consolidated Interim Statement of Income was MCh$ (23).

During 2010 the Bank recorded a future cash flow hedge for a syndicated loan granted to Banco Santander Chile and structured by Standard Chartered Bank for USD 175 million.

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to profit and loss during the period:

	As of September 30
	2011	2010
	MCh$	MCh$

Bonds	-	-
Loan	287	23

Net income from cash flow hedges	287	23

Since the variable flows for both the hedged element and the hedging element mirror each other, the hedges are 100% efficient, which means that the fluctuations of value attributable to rate components are almost completely offset.

e)	Net investment hedges for foreign businesses:

As of September 2011 and 2010, the Bank does not have foreign net investment hedges in its hedge accounting portfolio.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 08 - INTERBANK LOANS

a)	As of September 30, 2011 and December 31, 2010, the balances in the “Interbank loans” item are as follows:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile	-	-
Nontransferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	9	17
Overdrafts in checking accounts	-	-
Nontransferable domestic bank loans	-	-
Other domestic bank loans	-	-
Allowances and impairment for domestic bank loans	-	-

Foreign banks
Loans to foreign banks	88,029	69,709
Overdrafts in checking accounts	-	-
Nontransferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Allowances and impairment for foreign bank loans	(19)	(54)

Total	88,019	69,672

b)	The amount in each period for allowances and impairment of interbank loans, which are included in the “Provisions for loan losses” item, is show below:

	As of September 30,			As of December 31,
	2011			2010
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

As of January 1	-	54	54	-	42	42
Charge-offs	-	-	-	-	-	-
Allowances established	280	169	449	-	131	131
Allowances released	(405)	(79)	(484)	-	(119)	(119)

Total	(125)	144	19	-	54	54

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 09 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS:

a)	Loans and accounts receivable from customers, net

As of September 30, 2011 and December 31, 2010 the composition of the loan portfolio is as follows:

	Assets before allowances			Allowances established
As of September 30, 2011	Normal portfolio	Impaired loans (*)	Total	Individual allowances	Group allowances	Total	Loans and accounts receivable from customers, net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	6,570,310	577,166	7,147,476	67,068	79,226	146,294	7,001,182
Foreign trade loans	997,530	60,698	1,058,228	31,403	946	32,349	1,025,879
General purpose mortgage loans	34,893	21,450	56,343	194	3,235	3,429	52,914
Factoring transactions	240,245	2,508	242,753	3,172	410	3,582	239,171
Leasing transactions	1,173,038	58,682	1,231,720	16,597	1,827	18,424	1,213,296
Other loans and accounts receivables from customers	1,704	53	1,757	-	1	1	1,756
Subtotals	9,017,720	720,557	9,738,277	118,434	85,645	204,079	9,534,198

Mortgage loans
Loans with mortgage finance bonds	115,194	4,379	119,573	-	870	870	118,703
Mortgage mutual loans	4,608,421	116,837	4,725,258	-	27,996	27,996	4,697,262
Other mortgage mutual loans	110,949	60,640	171,589	-	7,246	7,246	164,343
Leasing transactions	-	-	-	-	-	-	-
Subtotals	4,834,564	181,856	5,016,420	-	36,112	36,112	4,980,308

Consumer loans
Installment consumer loans	1,337,301	378,514	1,715,815	-	185,996	185,996	1,529,819
Credit card balances	875,534	31,235	906,769	-	44,575	44,575	862,194
Consumer leasing contracts	3,515	231	3,746	-	103	103	3,643
Other consumer loans	285,101	14,228	299,329	-	13,696	13,696	285,633
Subtotals	2,501,451	424,208	2,925,659	-	244,370	244,370	2,681,289

Totals	16,353,735	1,326,621	17,680,356	118,434	366,127	484,561	17,195,795

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 09 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

	Assets before allowances			Allowances established
As of December 31, 2011	Normal portfolio	Impaired loans	Total	Individual allowances	Group allowances	Total	Loans and accounts receivable from customers, net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	5,425,362	681,755	6,107,117	56,198	76,577	132,775	5,974,342
Foreign trade loans	696,659	86,893	783,552	18,810	78	18,888	764,664
General purpose mortgage loans	44,730	23,226	67,956	780	3,570	4,350	63,606
Factoring transactions	201,321	4,819	206,140	1,711	372	2,083	204,057
Leasing transactions	1,045,793	77,123	1,122,916	13,085	1,657	14,742	1,108,174
Other loans and accounts receivables from customers	2,953	14,995	17,948	5,976	3,688	9,664	8,284
Subtotals	7,416,818	888,811	8,305,629	96,560	85,942	182,502	8,123,127

Mortgage loans
Loans with mortgage finance bonds	133,640	4,454	138,094	-	446	446	137,648
Mortgage mutual loans	121,041	63,323	184,364	-	11,319	11,319	173,045
Other mortgage mutual loans	4,253,810	74,869	4,328,679	-	5,567	5,567	4,323,112
Leasing transactions	-	-	-	-	-	-	-
Subtotals	4,508,491	142,646	4,651,137	-	17,332	17,332	4,633,805

Consumer loans
Installment consumer loans	1,192,464	412,139	1,604,603	-	176,219	176,219	1,428,384
Credit card balances	771,988	22,228	794,216	-	36,156	36,156	758,060
Consumer leasing contracts	3,407	328	3,735	-	121	121	3,614
Other consumer loans	283,912	14,324	298,236	-	13,063	13,063	285,173
Subtotals	2,251,771	449,019	2,700,790	-	225,559	225,559	2,475,231

Totals	14,177,080	1,480,476	15,657,556	96,560	328,833	425,393	15,232,163

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 09 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

b)	Portfolio characteristics:

As of September 30, 2011 and December, 31 2010, the portfolio before allowances has the following detail by customer’s economic activity:

	Domestic loans (*)		Foreign loans (**)		Total loans		Distribution percentage
	As of September 30,	As of December 31,	As of September 30,	As of December 31,	As of September 30,	As of December 31,	As of September 30,	As of December 31,
	2011	2010	2011	2010	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	987,830	838,324	-	-	987,830	838,324	5.56	5.33
Mining	281,259	106,119	-	-	281,259	106,119	1.58	0.67
Electricity, gas, and water	264,924	149,907	-	-	264,924	149,907	1.49	0.95
Agriculture and livestock	762,510	679,159	-	-	762,510	679,159	4.29	4.32
Forest	88,291	84,375	-	-	88,291	84,375	0.50	0.54
Fishing	166,995	133,930	-	-	166,995	133,930	0.94	0.85
Transport	502,786	449,508	-	-	502,786	449,508	2.83	2.86
Communications	260,871	214,881	-	-	260,871	214,881	1.47	1.37
Construction	953,090	839,316	-	-	953,090	839,316	5.36	5.34
Commerce	2,067,261	1,732,800	88,029	69,709	2,155,290	1,802,509	12.13	11.46
Services	375,543	358,314	-	-	375,543	358,314	2.11	2.28
Others	3,026,926	2,719,013	-	-	3,026,926	2,719,013	17.04	17.29

Subtotals	9,738,286	8,305,646	88,029	69,709	9,826,315	8,375,355	55.30	53.26

Mortgage loans	5,016,420	4,651,137	-	-	5,016,420	4,651,137	28.23	29.57

Consumer loans	2,925,659	2,700,790	-	-	2,925,659	2,700,790	16.47	17.17

Totals	17,680,365	15,657,573	88,029	69,709	17,768,394	15,727,282	100.00	100.00

(*)	Includes domestic loans for MCh$9 as of September 30, 2011 (MCh$17 as of December 31, 2010).
(**)	Includes foreign loans for MCh$88,029 as of September 30, 2010 (MCh$69,709 as of December 31, 2010), see Note 8.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 09 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

c)	Impaired loans

i)	As of September 30, 2011 and December 31, 2010 the composition of the impaired loans portfolio is as follows:

	As of September 30,				As of December 31,
	2011				2010
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individual allowance impairment	305,503	-	-	305,503	444,129	-	-	444,129
Past due loans	244,209	140,273	112,304	496,786	213,872	121,911	80,956	416,739
Impairment remains	170,845	41,583	311,904	524,332	230,810	20,735	368,063	619,608
Totals	720,557	181,856	424,208	1,326,621	888,811	142,646	449,019	1,480,476

ii)	The impaired secured and unsecured loan portfolio as of September 30, 2011 and December 31, 2010, is as follows:

	As of September 30,				As of December 31,
	2011				2010
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured loan	388,317	169,268	61,601	619,186	446,953	131,881	67,450	646,284
Unsecured loan	332,240	12,588	362,607	707,435	441,858	10,765	381,569	834,192
Totals	720,557	181,856	424,208	1,326,621	888,811	142,646	449,019	1,480,476

iii)	The portfolio of secured and unsecured past due loans as of September 30, 2011 and December 31, 2010 is as follows:

	As of September 30,				As of December 31,
	2011				2010
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured loan	118,766	128,783	10,030	257,579	96,007	111,708	7,071	214,786
Unsecured loan	125,443	11,490	102,274	239,207	117,865	10,203	73,885	201,953
Totals	244,209	140,273	112,304	496,786	213,872	121,911	80,956	416,739

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 09 - LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued:

d)	Recovery of loans previously charged off by products

	For the quarter ended as of September 30,		For the 9-month period ended As of September 30,
Recoveries	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Commercial loans Consumer loans Mortgage loans	1,815	2,026	5,376	5,259
	3,248	5,689	9,430	17,067
	659	301	1,213	1,229
Total recoveries (*)	5,722	8,016	16,019	23,555

(*) Recoveries of loans previously charged off are part of the Provision for loan losses conciliation, which is detailed in Note 28 of these Unaudited Condensed Interim Financial Statements.

e)	Allowances established

Allowances	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Customer loans	284,257	310,552
Interbank loans	449	131

Total Allowances	284,706	310,683

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 10 – LOANS PURCHASES, SALES AND SUBSTITUTIONS:

a)	Sales of loans

In 2011 the following loan trading operations were conducted:

As of September 30, 2011
	Carrying amount	Sale price	Allowances	Effect on income
	MCh$	MCh$	MCh$	MCh$
Loan item
Charge off Portfolio	-	5,578	-	5,578
Current Portfolio	-	-	-	-

In 2010 the following loan trading operations were conducted:

	As of December 31, 2010
	Carrying amount	Sale price	Allowances	Effect on income
	MCh$	MCh$	MCh$	MCh$
Loan item
Charge off Portfolio	-	12,021	2,197	9,824
Current Portfolio	7,547	10,120	-	2,573

b)	Loans Purchases:

During the first quarter of the year 2011, the Bank signed assignment agreements of loans and accounts receivable from customers granted by Banco Santander S.A. (the controlling shareholder of Banco Santander Chile) to corporate resident clients in Chile, for a total amount of ThUS$ 971,053. As of September 30, 2011, the carrying amount of these credits is ThUS$ 622,859.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 11 - AVAILABLE FOR SALE INVESTMENTS:

As of September 30, 2011 and December 31, 2010 the detail of instruments designated as available for sale instruments is as follows:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	448,262	555,981
Chilean Central Bank Notes	1,302,975	366,210
Other Chilean Central Bank and Government securities	123,386	175,296
Subtotals	1,874,623	1,097,487

Other Chilean securities
Time deposits in Chilean financial institutions	149,151	-
Mortgage finance bonds of Chilean financial institutions	68,673	218,112
Chilean financial institutions bonds	-	-
Chilean corporate bonds	11,868	-
Other Chilean securities	329	147,833
Subtotals	230,021	365,945

Foreign financial securities:
Foreign Central Banks and Government securities	-	-
Other foreign financial securities	-	10,548
Subtotals	-	10,548

Totals	2,104,644	1,473,980

Chilean Central Bank and Government securities include instruments sold to customers and financial institutions under repurchase agreements totaling Ch$112,055 million and Ch$144,034 million as of September 30, 2011 and December 31, 2010, respectively.

Other Chilean securities include instruments sold under repurchase agreements totaling Ch$152,138 as of December 31, 2010. As of September 30, 2011 there were no instruments under that kind of operations.

As of September 30, 2011 available-for-sale investments included unrealized net losses of Ch$2,890 million, recorded as a “Valuation adjustment” in Equity, distributed between Ch$2,856 million attributable to Bank shareholders and Ch$34 million attributable to non-controlling interest.

As of December 31, 2010 available-for-sale investments included unrealized net losses of Ch$18,596 million, recorded as “Valuation adjustment” in Equity, distributed between Ch$18,341 million attributable to Bank shareholders and Ch$255 million attributable to non-controlling interest.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 12 - INTANGIBLE ASSETS:

a)	Intangible assets as of September 30, 2011 and December 31, 2010 are as follows:

				As of September 30, 2011
	Useful life (years)	Remaining useful life	Opening balance January 1, 2011	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2.8	2,108	7,641	(5,181)	2,460
Software development	3	2.5	75,882	172,466	(97,697)	74,769

Totals			77,990	180,107	(102,878)	77,229

				As of December 31, 2010
	Useful life (years)	Remaining useful life	Opening balance January 1, 2010	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	1,544	6,229	(4,121)	2,108
Software development	3	1.6	75,716	150,090	(74,208)	75,882

Totals			77,260	156,319	(78,329)	77,990

b)	The activity in intangible assets as of September 30, 2011 and December 31, 2010 is as follows:

b.1) Gross balance

	Licenses	Software development (acquired)	Total
	MCh$	MCh$	MCh$

Gross balances 2011
Opening balances as of January 1, 2011	6,229	150,090	156,319
Acquisitions	1,412	22,706	24,118
Disposals	-	(330)	(330)
Balances as of September 30, 2011	7,641	172,466	180,107

Gross balances 2010
Opening balances as of January 1, 2010 (*)	4,422	123,939	128,361
Acquisitions	1,807	26,524	28,331
Disposals	-	(373)	(373)
Balances as of December 31, 2010	6,229	150,090	156,319

(*) As of January 1, 2010, intangible assets were recorded at their amortized cost value, net of accumulated amortization.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 12 - INTANGIBLE ASSETS, continued:

b.2) Accumulated amortization

Accumulated amortization	Licenses	Software development (acquired)	Total
	MCh$	MCh$	MCh$

Opening balances as of January 1, 2011	(4,121)	(74,208)	(78,329)
Amortization for the period	(1,060)	(23,489)	(24,549)
Other changes	-	-	-

Balances as of September 30, 2011	(5,181)	(97,697)	(102,878)

Opening balances as of January 1, 2010	(2,878)	(48,223)	(51,101)
Amortization for the period	(1,243)	(25,985)	(27,228)
Other changes	-	-	-

Balances as of December 31, 2010	(4,121)	(74,208)	(78,329)

c)
As of September 30, 2011 and December 31, 2010, the Bank does not have any restriction on intangible assets. Additionally, intangible assets have not been pledged as security for liabilities. Also, there are no intangible debt amounts on the same dates.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 13 - PROPERTY, PLANT, AND EQUIPMENT

a)	Property, plant and equipment as of September 30, 2011 and December 31, 2010 are as follows:

		As of September 30, 2011
	Opening balance January 1, 2011	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	126,550	156,316	(31,662)	124,654
Equipment	20,346	37,207	(17,565)	19,642
PP&E leased to third parties (operating leases)	1,802	2,007	-	2,007
Other	6,287	16,718	(9,905)	6,813

Total	154,985	212,248	(59,132)	153,116

		As of December 31, 2010
	Opening balance January 1, 2010	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	161,922	155,821	(29,271)	126,550
Equipment	13,391	42,757	(22,411)	20,346
PP&E leased to third parties (operating leases)	689	1,840	(38)	1,802
Other	8,120	18,943	(12,656)	6,287

Totals	184,122	219,361	(64,376)	154,985

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 13 - PROPERTY, PLANT, AND EQUIPMENT, continued:

b)	The activity in property, plant, and equipment during 2011 and 2010 is as follows:

b.1) Gross balance

2011	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2011	155,821	42,757	1,840	18,943	219,361
Additions	2,848	4,535	3,796	2,082	13,261
Disposals	(4,946)	(9,988)	-	(5,331)	(20,265)
Impairment due to damage	-	(109)	-	-	(109)
Transfers	2,593	12	(3,629)	1,024	-
Other	-	-	-	-	-

Balances as of September 30, 2011	156,316	37,207	2,007	16,718	212,248

2010	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2010	180,868	27,993	727	17,513	227,101
Additions	7,884	7,781	-	3,336	19,001
Disposals	(26,968)	(235)	-	(114)	(27,317)
Impairment due to damage	(4,739)	(186)	-	-	(4,925)
Transfers	-	-	745	-	745
Other	(1,224)	7,404	368	(1,792)	4,756

Balances as of December 31, 2010	155,821	42,757	1,840	18,943	219,361

Banco Santander Chile recognized in its Condensed Consolidated Interim financial statements as of September 30, 2010 an Impairment loss for Ch$ 109 million corresponding to damage to ATMs. Reimbursement payments received from insurance totaled Ch$ 315 million, which are presented in line item “other operating income” (See Note 32).

As stated in Note 32, during 2011 the Bank sold 1 branch which, at the time of sale, had a net carrying amount of approximately Ch$ 48 million (See note 32).

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 13 - PROPERTY, PLANT, AND EQUIPMENT, continued:

b.2) Accumulated depreciation

2011	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2011	(29,271)	(22,411)	(38)	(12,656)	(64,376)
Depreciation charges in the period	(7,526)	(5,003)	-	(2,560)	(15,089)
Sales and disposals in the period	5,173	9,849	-	5,311	20,333
Other	(38)	-	38	-	-

Balances as of September 30, 2011	(31,662)	(17,565)	-	(9,905)	(59,132)

2010	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1, 2010	(18,946)	(14,602)	(38)	(9,393)	(42,979)
Depreciation charges in the period	(11,103)	(7,809)	-	(3,263)	(22,175)
Sales and disposals in the period	778	-	-	-	778
Other	-	-	-	-	-

Balances as of December 31, 2010	(29,271)	(22,411)	(38)	(12,656)	(64,376)
c)	Operational leases – Lessor

As of September 30, 2011 and December 31, 2010, the future minimum lease inflows under non-cancellable operating leases are as follows:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Due within 1 year	258	597
Due after 1 year but within 2 years	930	591
Due after 2 year but within 3 years	846	587
Due after 3 year but within 4 years	354	184
Due after 4 year but within 5 years	332	165
Due after 5 years	2,727	2,090

Totals	5,446	4,214

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 13 - PROPERTY, PLANT, AND EQUIPMENT, continued:

d)	Operational leases – Lessee

Certain Bank’s premises and equipment are leased under operating leases. Future minimum rental payments under non-cancellable leases are as follows:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Due within 1 year	14,489	14,301
Due after 1 year but within 2 years	12,942	12,859
Due after 2 year but within 3 years	11,594	11,339
Due after 3 year but within 4 years	10,302	10,194
Due after 4 year but within 5 years	8,533	8,720
Due after 5 years	57,283	58,724

Totals	115,143	116,137

e)	As of September 30, 2011 and 2010, the Bank has no financial leases which cannot be unilaterally rescinded.

f)
As of September 30, 2011 and December 31, 2010, the Bank does not have any restriction over property, plant, and equipment. Additionally, property, plant, and equipment have not been pledged as security for liabilities.  Also, the Bank has no debt regarding Property, plant, and equipment as of those dates.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 14 - CURRENT AND DEFERRED TAXES:

a) Current taxes

At the end of each reporting period the bank recognizes an Income Tax Provision, which is determined based on the currently applicable tax legislation.  This provision is recorded net of recoverable taxes, as follows:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current taxes (assets)	(27,746)	(12,499)
Current taxes liabilities	2,300	1,293

Total tax payable (recoverable)	(25,446)	(11,206)

(Assets) liabilities current taxes detail (net)
Income tax, tax rate 20% (17% as of December 31, 2010)	76,513	92,593
Minus:
Provisional monthly payments (PPM)	(97,465)	(96,245)
Credit for training expenses	(457)	(1,328)
Other	(4,037)	(6,226)

Total tax payable (recoverable)	(25,446)	(11,206)

b)	Effect on income

The effect of tax expense on income during the periods ended as of September 30, 2011 and 2010 is comprised of the following items:

	For the quarter ended as of September 30,		For the 9-month period ended as of September 30,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Income tax expenses
Current tax	29,679	25,496	70,157	82,721

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(14,269)	(15,684)	(12,895)	(26,278)
Prior years’ tax benefit	-	-	-	-
Subtotals	15,410	9,812	57,262	56,443
Tax for rejected expenses (Article No.21)	156	179	681	309

Other	-	-	-	-

Net charges for income tax expense	15,566	9,991	57,943	56,752

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 14 - CURRENT AND DEFERRED TAXES, continued:

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of September 30, 2011 and 2010, is as follows:

	As of September 30,
	2011		2010
	Tax rate	Amount	Tax rate	Amount

	%	MCh$	%	MCh$

Income tax using statutory rate	20.00	72,601	17.00	72,067
Permanent differences	(3.38)	(12,285)	(1.89)	(8,026)
Additions or deductions	-	-	-	-
Unique tax (rejected expenses)	0.19	681	0.07	308
Effect of change in tax rate	(0.85)	(3,054)	(1.79)	(7,597)
Other	-	-	-	-

Effective rates and expenses for income tax	15.96	57,943	13.39	56,752

Law No. 20,455 from 2010 increased the statutory tax rate to be applied to companies for their profit during 2011 and 2012, to 20% and 18.5% respectively.  Due to this, in 2010, a Ch$7,596 million tax benefit was recorded, corresponding to the adjustment of temporary differences to be reversed during those years.  As of September 30, 2011 the Bank recognized Ch$3,054 million

d)	Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on other comprehensive income, during the periods ended September 30, 2011 and December 31, 2010:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Deferred tax assets
Available for sale investments	143	4,319
Cash flow hedge	414	-
Total deferred tax assets affecting other comprehensive income	557	4,319

Deferred tax liabilities
Available for sale investments	(712)	(749)
Cash flow hedge	-	(2,324)
Total deferred tax liabilities affecting other comprehensive income	(712)	(3,073)

Net deferred tax balances in equity	(155)	1,246

Deferred taxes in equity attributable to Bank shareholders	(147)	1,203
Deferred tax in equity attributable to non-controlling interest	(8)	43

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 14 - CURRENT AND DEFERRED TAXES, continued:

e)	Effect of deferred taxes on income

Below are the effects as of September 30, 2011 and December 31, 2010 of deferred taxes on assets and liabilities affecting profit or loss, as a result of temporary differences:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$
Deferred tax assets
Interest and adjustments	93	162
Extraordinary charge-off	6,235	5,197
Assets received in lieu of payment	446	919
Exchange rate adjustments	874	560
Valuation of Property, plant and equipment	6,758	5,491
Allowance for loan losses	71,323	46,585
Provision for expenses	11,764	6,606
Derivatives	-	4,300
Leased assets	27,691	22,007
Subsidiaries’ tax losses	4,407	4,168
Other	400	156
Total deferred tax assets	129,991	96,151

Deferred tax liabilities
Valuation of investments and derivatives	(8,662)	(1,056)
Depreciation	(233)	(443)
Prepaid expenses	(1,584)	(646)
Other	(389)	(223)
Total deferred tax liabilities	(10,868)	(2,368)

f) Summary of deferred tax assets and liabilities

Below is a summary of the deferred tax assets and liabilities, recognized in other comprehensive income and in profit or loss:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Deferred tax assets
Recognized in other comprehensive income	557	4,319
Recognized in profit or loss	129,991	96,151
Total deferred tax assets	130,548	100,470

Deferred tax liabilities
Recognized in other comprehensive income	(712)	(3,073)
Recognized in profit or loss	(10,868)	(2,368)
Total deferred tax liabilities	(11,580)	(5,441)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 15 – OTHER ASSETS:

Other assets item as of September 30, 2011 and December 31, 2010 is as follows:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Assets for leasing (*)	77,680	43,832

Assets received or awarded in lieu of payment (**)
Assets received in lieu of payment	21,715	20,337
Assets awarded at judicial sale	10,610	7,798
Provisions for assets received in lieu of payment or awarded	(2,852)	(2,255)
Subtotals	29,473	25,880

Other assets
Guarantee deposits	148,123	208,512
VAT credit	7,589	9,634
Income tax recoverable	6,849	9,045
Prepaid expenses	73,095	81,348
Higher value paid on purchase of mortgage finance bonds issued by Bank	-	436
Assets recovered from leasing for sale	1,576	2,347
Pension plan assets	3,363	4,217
Accounts and notes receivable	94,307	100,958
Notes receivable through brokerage and simultaneous transactions	230,710	111,508
Other assets	40,781	52,364
Subtotals	606,393	580,369

Totals	713,546	650,081

(*)	Assets available to be granted under financial leasing agreements.

(**)
The assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.49% (0.47% as of December 31, 2010) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed to the Bank. The assets awarded at judicial sales are not subject to the abovementioned requirement. These properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired.   If the asset in question is not sold within the year, it must be written off.

In addition, a provision is recorded for the initial award value plus its additions and its estimated realization value (appraisal) whichever is higher.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 16 - TIME DEPOSITS AND OTHER TIME LIABILITIES:

As of September 30, 2011 and December 31, 2010 the composition of the item is as follows:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	3,375,207	3,330,352
Other deposits and demand accounts	363,009	368,934
Other demand liabilities	758,541	537,148

Totals	4,496,757	4,236,434

Time deposits and other time liabilities
Time deposits	9,291,339	7,154,396
Time savings account	102,636	103,191
Other time liabilities	1,271	1,170

Totals	9,395,246	7,258,757

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 17 - ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS:

As of September 30, 2011 and December 31, 2010 the composition of the item is as follows:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	102,862	102,541
Other domestic obligations	61,085	38,000
Foreign obligations	3,046	25,748
Subtotals	166,993	166,289
Issued debt instruments
Mortgage finance bonds	167,804	194,134
Senior bonds	3,486,072	3,310,679
Subordinated bonds	859,030	686,075
Subtotals	4,512,906	4,190,888

Totals	4,679,899	4,357,177

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of September 30, 2011
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage bonds	8,098	159,706	167,804
Senior bonds	658,364	2,827,708	3,486,072
Subordinated bonds	125,665	733,365	859,030
Issued debt instruments	792,127	3,720,779	4,512,906

Other financial liabilities	44,384	122,609	166,993

Totals	836,511	3,843,388	4,679,899

	As of December 31, 2010
	Current	Non-current	Total
	MCh$	MCh$	MCh$

Mortgage bonds	10,751	183,383	194,134
Senior bonds	547,107	2,763,572	3,310,679
Subordinated bonds	21,692	664,383	686,075
Issued debt instruments	579,550	3,611,338	4,190,888

Other financial liabilities	44,042	122,247	166,289

Totals	623,592	3,733,585	4,357,177

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 17 – ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. The outstanding principal of the bonds are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. The bonds are linked to the UF index and bear a weighted-average annual interest rate of 5.88% as of September 2011 (5.6% as of December 2010).

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Due within 1 year	8,098	10,751
Due after 1 year but within 2 years	7,406	7,171
Due after 2 year but within 3 years	10,749	8,745
Due after 3 year but within 4 years	20,632	12,286
Due after 4 year but within 5 years	16,258	26,253
Due after 5 years	104,661	128,928
Total mortgage bonds	167,804	194,134

b)	Senior bonds

The following table shows senior bonds by currency:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Santander bonds in UF	1,880,919	1,952,051
Santander bonds in US$	1,254,136	936,134
Santander bonds in CHF$	130,737	174,297
Santander bonds in $	220,280	248,197
Total senior bonds	3,486,072	3,310,679

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 17 – ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

In 2011 the Bank issued bonds for USD 500,000,000; UF 9,718,000; and CLP 26,800,000,000; detailed as follows:

Series	Amount	Term	Issue Rate	Issuance date	Maturity date
Floating rate bond	USD 500,000,000	5 years	Libor (3 months) + 125 bp	01-11-2011	01-19-2016
Total	USD 500,000,000
BSTDFA0410	UF 160,000	4 years	3.0 % per annum simple	04-01-2010	01-04-2014
BSTDFD0810	UF 1,274,000	5 years	3.0 % per annum simple	09-01-2010	09-01-2015
BSTDFE0810	UF 2,750,000	6 years	3.0 % per annum simple	08-01-2010	08-01-2016
BSTDE10211	UF 896,000	5 years	3.0 % per annum simple	02-01-2011	04-01-2016
BSTDE20111	UF 3,048,000	7.5 years	3.5 % per annum simple	01-01-2011	07-01-2018
BSTDE30111	UF 1,590,000	8.5 years	3.5 % per annum simple	01-01-2011	07-01-2019
Total	UF 9,718,000
BSTDE40611	CLP 26,800,000,000	5 years	6.75 % per annum simple	06-01-2011	06-01-2016
Total	CLP 26,800,000,000

On January 11, 2011 the Bank issued a 5-year floating rate note for USD 500,000,000 at 3-month Libor. The interest payment will be made quarterly starting on April 19, 2011. The issuance was made in USA on January 19, 2011.

In 2010 the Bank issued bonds denominated in UF for 21,496,000; USD 1,200,000,000; CHF 350,000,000; and CLP 247,255,000,000. The table below shows the issued bonds on the stated dates:

Series	Amount	Term	Interest rate	Issuance date	Maturity date
F6	UF 1,090,000	5 years	3.5 % per annum simple	09-01-2009	09-01-2014
F7	UF 3,000,000	4.5 years	3.3 % per annum simple	11-01-2009	05-01-2014
F8	UF 3,000,000	4.5 years	3.6 % per annum simple	01-01-2010	07-01-2014
F9	UF 3,000,000	5 years	3.7 % per annum simple	01-01-2010	01-01-2015
FA	UF 2,840,000	4 years	To maturity(bullet)	04-01-2010	04-01-2014
FB	UF 3,000,000	5 years	3.0% annual due	04-01-2010	04-01-2015
FC	UF 4,000,000	5 years	4.5 % annual due	08-01-2010	08-01-2015
FD	UF 1,566,000	5 years	To maturity(bullet)	09-01-2010	09-01-2015
Total	UF 21,496,000
Floating rate bond	USD 500,000,000	2 years	Libor (3 months) + 125 bp	04-15-2010	04-12-2012
Fixed bonds	USD 500,000,000	5 years	3.75 % per annum simple	09-15-2010	09-15-2015
Floating rate bond	USD 200,000,000	1 year	Libor (3 months) + 100 bp	09-15-2010	09-15-2011
Total	USD 1,200,000,000
Fixed bonds	CHF 250,000,000	5 years	2.25% coupon rate	11-16-2010	12-16-2015
Floating rate bond	CHF 100,000,000	3 years	Libor (3 months) + 100 bp	11-16-2010	11-16-2013
Total	CHF 350,000,000
Bond pesos	CLP 247,255,000,000	10 years	6.5% coupon rate	09-15-2010	09-22-2020
Total	CLP 247,255,000,000

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 17 – ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

The maturity of these bonds are as follows:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Due within 1 year	658,364	547,107
Due after 1 year but within 2 years	668,343	374,727
Due after 2 year but within 3 years	541,908	389,813
Due after 3 year but within 4 years	315,776	390,953
Due after 4 year but within 5 years	535,565	340,331
Due after 5 years	766,116	1,267,748
Total bonds	3,486,072	3,310,679

c)	Subordinated bonds

The following table shows the balances of our subordinated bonds:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Subordinated bonds denominated in US $	333,044	244,957
Subordinated bonds denominated in UF	525,986	441,118
Total subordinated bonds	859,030	686,075

In 2011 the Bank issued subordinated bonds on the local market for UF 5,100,000, detailed as follows:

			Interest	Issuance date	Maturity date
Series	Amount	Term	rate

G3	UF 3,000,000	25 years	3.9 % per annum simple	07-01-2010	07-01-2035
G5	UF 2,100,000	20 years	3.9 % per annum simple	04-01-2011	04-01-2031

Total	UF 5,100,000

In 2010 the Bank placed subordinated bonds on the local market for UF 4,950,000, detailed as follows:

			Interest	Issuance date	Maturity date
Series	Amount	Term	rate

G2	UF 1,950,000	30 years	4.8 % per annum simple	06-17-2010	03-01-2038
G4	UF 3,000,000	30 years	3.9 % annual due	07-01-2010	07-01-2040

Total	UF 4,950,000

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 17 – ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

The maturities of bonds considered non-current, is as follows:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Due within 1 year	125,665	21,692
Due after 1 year but within 2 years	5,410	105,505
Due after 2 year but within 3 years	5,751	-
Due after 3 year but within 4 years	170,667	139,452
Due after 4 year but within 5 years	4,283	12,305
Due after 5 years	547,254	407,121
Total subordinated bonds	859,030	686,075

d)	Other financial liabilities

The composition of other financial obligations, by maturity, is detailed below:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	4,434	4,606
Due after 2 year but within 3 years	29,190	3,090
Due after 3 year but within 4 years	3,509	28,786
Due after 4 year but within 5 years	3,092	3,194
Due after 5 years	82,384	82,571
Non-current portion subtotals	122,609	122,247

Current portion:
Amounts due to credit card operators	36,994	38,567
Acceptance of letters of credit	2,504	721
Other long-term financial obligations, short-term portion	4,886	4,754
Current portion subtotals	44,384	44,042

Total other financial liabilities	166,993	166,289

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 18 - MATURITIES OF ASSETS AND LIABILITIES:

As of September 30, 2011 and December 31, 2010 the detail of maturities of assets and liabilities is as follows:

As of September 30, 2011	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal more than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial Assets
Cash and deposits in banks	1,812,784	-	-	-	1,812,784	-	-	-	1,812,784
Unsettled transactions	816,601	-	-	-	816,601	-	-	-	816,601
Trading investments	-	27,316	2,070	146,009	175,395	251,284	77,134	328,418	503,813
Investments under resale agreements	-	12,157	-	-	12,157	-	-	-	12,157
Financial derivative contracts	-	251,185	194,435	426,524	872,144	701,882	437,559	1,139,441	2,011,585
Interbank loans (*)	85,525	-	2,513	-	88,038	-	-	-	88,038
Loans and accounts receivables from customers (**)	484,171	1,732,868	1,526,070	2,574,387	6,317,496	5,708,482	5,654,378	11,362,860	17,680,356
Available for sale investments	-	809,349	441,227	263,970	1,514,546	411,376	178,722	590,098	2,104,644
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	3,199,081	2,832,875	2,166,315	3,410,890	11,609,161	7,073,024	6,347,793	13,420,817	25,029,978

Financial Liabilities
Deposits and other demand liabilities	4,496,757	-	-	-	4,496,757	-	-	-	4,496,757
Unsettled transactions	466,063	-	-	-	466,063	-	-	-	466,063
Investments under repurchase agreements	-	222,090	3,957	996	227,043	-	-	-	227,043
Time deposits and other time liabilities	104,667	4,403,631	2,372,548	2,106,023	8,986,869	382,859	25,518	408,377	9,395,246
Financial derivative contracts	-	232,812	137,528	363,897	734,237	547,419	343,618	891,037	1,625,274
Interbank borrowings	195,850	159,220	360,111	1,177,107	1,892,288	132,768	-	132,768	2,025,056
Issued debt instruments	21	549,536	60,660	181,910	792,127	2,302,748	1,418,031	3,720,779	4,512,906
Other financial liabilities	36,995	409	3,508	3,472	44,384	40,225	82,384	122,609	166,993

Total liabilities	5,300,353	5,567,698	2,938,312	3,833,405	17,639,768	3,406,019	1,869,551	5,275,570	22,915,338

(*)	Interbank loans are stated at their gross value. The allowance amounted Ch$144 million.
(**)	Loans and accounts receivables from customers are stated at their gross value. The allowance amounted Ch$484,561 million.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 18 - MATURITIES OF FINANCIAL ASSETS AND LIABILITIES, continued:

As of December 31, 2010	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal more than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial Assets
Cash and deposits in banks	1,762,198	-	-	-	1,762,198	-	-	-	1,762,198
Unsettled transactions:	374,368	-	-	-	374,368	-	-	-	374,368
Trading investments	-	26,572	10,918	188,295	225,785	150,427	3,458	153,885	379,670
Investments under resale agreements	-	170,985	-	-	170,985	-	-	-	170,985
Financial derivative contracts	-	94,417	109,729	289,492	493,638	749,688	381,052	1,130,740	1,624,378
Interbank loans (*)	17	69,709	-	-	69,726	-	-	-	69,726
Loans and accounts receivables from customers (**)	610,951	1,696,614	1,109,796	2,274,513	5,691,874	4,773,163	5,192,519	9,965,682	15,657,556
Available for sale investments	-	189,600	120,076	265,667	575,343	532,292	366,345	898,637	1,473,980
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	2,747,534	2,247,897	1,350,519	3,017,967	9,363,917	6,205,570	5,943,374	12,148,944	21,512,861

Financial Liabilities
Deposits and other demand liabilities	4,236,434	-	-	-	4,236,434	-	-	-	4,236,434
Unsettled transactions	300,125	-	-	-	300,125	-	-	-	300,125
Investments under repurchase agreements	-	284,020	9,769	936	294,725	-	-	-	294,725
Time deposits and other time liabilities	104,362	2,167,851	1,713,684	2,350,479	6,336,376	898,241	24,140	922,381	7,258,757
Financial derivative contracts	-	137,501	155,431	343,771	636,703	696,219	311,057	1,007,276	1,643,979
Interbank borrowings	831	29,877	179,361	1,249,718	1,459,787	124,270	-	124,270	1,584,057
Issued debt instruments	-	6,007	130,557	442,986	579,550	1,807,541	1,803,797	3,611,338	4,190,888
Other financial liabilities	38,567	1,089	773	3,613	44,042	39,677	82,570	122,247	166,289

Total liabilities	4,680,319	2,626,345	2,189,575	4,391,503	13,887,742	3,565,948	2,221,564	5,787,512	19,675,254

(*)	Interbank loans are stated at their gross value. The allowance amounted Ch$54 million.
(**)	Loans and accounts receivables from customers are stated at their gross value. The allowance amounted Ch$425,393 million.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 19 - OTHER LIABILITIES

The Other liabilities as of September 30, 2011 and December 31, 2010 are as follows:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Accounts and notes payable	46,297	63,026
Unearned income	923	1,547
Guarantees received (threshold)	271,803	68,217
Notes payable through brokerage and simultaneous transactions	126,655	53,856
Other liabilities	117,348	74,682

Totals	563,026	261,328

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 20 - CONTINGENCIES AND COMMITMENTS:

a)	Lawsuits and legal procedures

As of the issuance date of these Condensed Consolidated Interim financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of September, 2011 the Bank and its affiliates maintained provisions for these legal actions, totaling MCh$737 (MCh$839 as of December 31, 2010), which are part of the “Provisions for contingencies” item.

b)	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Letters of credit issued	206,536	209,532
Foreign letters of credit confirmed	53,094	85,739
Guarantees	888,653	898,751
Pledges and other commercial commitments	153,585	166,550
Subtotals	1,301,868	1,360,572
Available on demand credit lines	4,496,281	4,832,359
Other irrevocable credit commitments	103,604	129,428
Totals	5,901,753	6,322,359

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Third party operations
Collections	208,807	173,219
Assets from third parties managed by the Bank and its affiliates	35	66
Subtotals	208,842	173,285
Custody of securities
Securities held in custody	322,527	290,549
Securities held in custody deposited in other entity	561,757	611,145
Issued securities held in custody	8,886,279	9,944,224
Subtotals	9,770,563	10,845,918

Totals	9,979,405	11,019,203

d)	Guarantees

Banco Santander Chile has a comprehensive officer fidelity insurance policy, No. 2545451, with the Chilena Consolidada Insurance Company, for an amount of USD $5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2011 to June 30, 2012.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 20 - CONTINGENCIES AND COMMITMENTS, continued:

Santander Asset Management S.A. Administradora General de Fondos

In conformity with General Standard No.125, the company designated Banco Santander Chile as the representative of the beneficiaries of the guarantees established by each of the managed funds, in compliance with Articles 226 and onward of Law No.18,045.

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds for an amount of Ch$ 9,943.60 million and time deposits for UF 1,922,641.875 as a guaranty of Private Investment Funds (P.I.F.), as of September 30, 2011

Santander Agente de Valores Limitada

To ensure correct and full performance of all its obligations as an Agent, in conformity with the provisions of Articles No.30 and onward of Law No.18,045 on the Securities Market, the Company provided a guarantee in the amount of UF 4,000 through Insurance Policy No.210107110, underwritten by the Compañía de Seguros de Crédito Continental S.A., which matures on December 19, 2011.

Santander S.A. Corredores de Bolsa

The Company has given guarantees to the Bolsa de Comercio de Santiago for a current value of Ch$30,176 million to cover simultaneous transactions.

In addition, the Company has issued a guarantee  to CCLV Contraparte Central S.A. (formerly known as Cámara de Compensación) in cash, for a total MCh$3,000 as of September 30, 2011.

Santander Corredora de Seguros Limitada

a)	Insurance policies

In accordance with Circular No.1,160 of the Superintendency of Securities and Insurance, the Company has an insurance policy in connection with its obligations as an intermediary in insurance contracts.

The company purchased a guarantee policy (No.10019899), and professional liability policy (No.10019900) for its insurance brokers from the Seguros Generales Consorcio Nacional de Seguros S.A. The policies have a UF 500 and UF 60,000 coverage, respectively, and are valid from April 15, 2011 through April 14, 2012.

b)	Contingent loans and liabilities

To satisfy its client´s needs, the Bank took on several contingent loans and liabilities, yet these could not be recognized in the Condensed Consolidated Interim Statements of Financial Position. Nevertheless these contingent loans and liabilities have credit risk and they are, therefore, part of the Bank´s global risk.

c)	Trials

As of September 30, 2011 there are trials for MCh$ 1,264.5 corresponding to processes mainly due to leased assets.  The estimated loss amount is recorded under provisions.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 21 – EQUITY:

a)	Capital stock and preferred shares

As of September 30, 2011 and December 31, 2010 the Bank had 188,446,126,794 authorized subscribed fully paid no par value shares. All shares have the same rights, and have no preferences or restrictions.

	Number of shares
	As of September 30, 2011	As of December 31, 2010

Issued as of January 1,	188,446,126,794	188,446,126,794
Issued of paid shares	-	-
Issued of outstanding shares	-	-
Stock options exercised	-	-
Totals	188,446,126,794	188,446,126,794

As of September 30, 2011 and December, 31 2010  neither the Bank nor any of its subsidiaries or associates held any of the issued shares.

As of September 30, 2011 shares held by shareholders were as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Totals	% of Equity Holding

Teatinos Siglo XXI Inversiones Limitada	74,512,075,401	-	74,512,075,401	39.54
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	29,124,078,086	29,124,078,086	15.45
Inversiones Antares S.A.	170,363,545	-	170,363,545	0.09
Banks and stock brokers on behalf of third parties	8,556,946,074	-	8,556,946,074	4.54
AFP on behalf of third parties	3,195,221,751	-	3,195,221,751	1.70
Other minority holders	3,875,504,757	2,189,417,485	6,064,922,242	3.22

Totals			188,446,126,794	100.00

As of December 31, 2010 shares held by shareholders were as follows:

Corporate Name or Shareholder's Name	Shares	ADRs (*)	Totals	% of Equity Holding

Teatinos Siglo XXI Inversiones Limitada	78,108,391,607	-	78,108,391,607	41.45
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	29,892,971,334	29,892,971,334	15.86
Inversiones Antares S.A.	250,363,545	-	250,363,545	0.13
Antonio Hitschfeld Bollman	100,000,000	-	100,000,000	0.05
Banks and stock brokers on behalf of third parties	8,277,713,845	-	8,277,713,845	4.39
Other minority holders	3,997,968,278	996,198,490	4,994,166,768	2.66

Totals			188,446,126,794	100.00

(*)	American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 21 – EQUITY, continued:

b)	Dividends

During the period ended September 30, 2011 the dividends recognized as distributions to owners and the related amount of dividends per share are detailed in the Condensed Consolidated Interim Statements of Changes in Equity.

c)	As of September 30, diluted and basic earnings per share were as follows:

	As of September 30,
	2011	2010
	MCh$	MCh$

a) Basic earnings per share
Total income attributable to Bank shareholders	301,684	367,270
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Earnings per share (in Ch$)	1.601	1.949

b) Diluted earnings per share
Total income attributable to Bank shareholders	301,684	367,270
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	1.601	1.949

As of September 30, 2011 and 2010 the Bank did not have instruments that generated diluting effects on equity.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 21 – EQUITY, continued:

d)	Other comprehensive income:

	As of September 30,	As of December 31,
	2011	2010
	MCh$	MCh$

Available for sale investments
As of January 1,	(18,596)	(29,304)
Gain (on losses) on remeasuring available for sale investments, before tax	19,053	12,316
Reclassification adjustments on available for sale investments, before tax	-	-
Realized (gains) losses	2,433	(1,608)
Subtotals	21,486	10,708
Totals	2,890	(18,596)

Cash flow hedges
As of January 1,	11,958	(3,162)
Gain (on losses) on remeasuring cash flow hedges, before tax	(13,787)	15,120
Reclassification adjustments on cash flow hedges, before tax	(287)	-
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedge as a highly probable transition	-	-
Subtotals	(14,074)	15,120
Totals	(2,116)	11,958

Other comprehensive income, net of tax	774	(6,638)

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	(569)	3,570
Income tax relating to cash flow hedges	414	(2,324)
Total aggregated income tax related to other comprehensive income	(155)	1,246

Other comprehensive income, net of tax	619	(5,392)
Attributable to:
Bank shareholders	593	(5,180)
Non-controlling interest	26	(212)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 22 - CAPITAL REQUIREMENTS (BASEL):

Pursuant to the General Law of Banks, the Bank must maintain a minimum ratio of effective equity to risk-weighted assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the Superintendency of Banks and Financial Institutions (SBIF) has determined that the Bank’s combined effective net equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents.”

According to Chapter 12-1 of the SBIF’s Updated Recompilation of Rules (Recopilacion Actualizada de Normas) effective January 2010, the SBIF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, with changed the risk exposure of contingent loans allocations from 100% exposure to the following:

Type of contingent loan	Exposition

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	50%
h) Other loan commitments
- Higher Education Loans Law No. 20,027	15%
- Others	100%
h) Other contingent loans	100%

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 22 – CAPITAL REQUIREMENTS (BASEL), continued:

The levels of Basic capital and Effective net equity at the close of each period are as follows:

	Consolidated assets(**)		Risk-weighted assets
	As of September 30,	As of December 31,	As of September 30,	As of December 31,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	1,812,784	1,762,198	-	-
Unsettled transactions	816,601	374,368	159,774	126,083
Trading investments	503,813	379,670	60,743	57,588
Investments under resale agreements	12,157	170,985	12,157	98,323
Financial derivative contracts (*)	1,379,903	1,452,068	917,611	871,872
Interbank loans, net	87,894	69,672	17,579	13,934
Loans and accounts receivable from customers, net	17,159,790	15,175,975	15,123,033	13,350,182
Available for sale investments	2,104,644	1,473,980	69,870	101,875
Investments in other companies	8,232	7,275	8,232	7,275
Intangible assets	77,229	77,990	77,229	77,990
Property, plant, and equipment	153,116	154,985	153,116	154,985
Current taxes	27,746	12,499	2,775	1,250
Deferred taxes	143,438	117,964	14,344	11,796
Other assets	704,126	640,937	585,649	474,135
Off-balance-sheet assets
Contingent loans	2,937,850	3,173,789	1,752,035	1,897,977
Totals	27,929,323	25,044,355	18,954,147	17,245,265

(*)
“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Recopilación Actualizada de Normas – RAN – (Updated Compilation of Rules) issued by the SBIF.

(**)	Figures are presented as required by local regulations.

The levels of Basic capital and Effective net equity at the close of each period are as follows:

		Percentage
As of September 30,	As of December 31,	As of September 30,	As of December 31,
2011	2010	2011	2010
MCh$	MCh$	%	%

Basic capital	1,927,498	1,831,798	6.90	7.30
Effective net equity	2,642,682	2,503,898	13.94	14.52

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 23 – NON–CONTROLLING INTEREST

This item reflects the net amount of the subsidiaries’ net equity attributable to equity instruments which do not belong to the Bank either directly or indirectly, including the part that has been attributed to income for the period.

The non-controlling interest in the affiliates’ equity is summarized as follows:

				Other comprehensive income
For the 9-month period ended as of September 30, 2011	Non- controlling share	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Affiliates
Santander Agente de Valores Limitada (ex-Santander S.A. Agente de Valores)	0.97	553	48	16	(3)	13	61
Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	26,322	2,974	271	(46)	225	3,199
Santander Asset Management S.A. Administradora General de Fondos	0.02	11	5	-	-	-	5
Santander Corredora de Seguros Limitada (ex Santander Leasing S.A.)	0.24	140	5	-	-	-	5
Subtotals		27,029	3,032	287	(49)	238	3,270

Special Purpose Entities:
Bansa Santander S.A.	100.00	1,436	(206)	-	-	-	(206)
Santander Gestión de Recaudación y Cobranza Limitada.	100.00	1,701	(18)	-	-	-	(18)
Multinegocios S.A.	100.00	142	9	-	-	-	9
Servicios de Administración y Financieros Limitada	100.00	989	332	-	-	-	332
Servicios de Cobranzas Fiscalex Limitada	100.00	139	23	-	-	-	23
Multiservicios de Negocios Limitada	100.00	857	205	-	-	-	205
Subtotals		5,264	345	-	-	-	345

Totals		32,293	3,377	287	(49)	238	3,615

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 23 - NON–CONTROLLING INTEREST, continued:

				Other comprehensive income
For the 9-month period ended as of September 30, 2010	Non-controlling share	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Affiliates
Santander Agente de Valores Limitada (ex-Santander S.A. Agente de Valores)	0.97	476	13	29	(5)	24	37
Santander S.A. Sociedad Securitizadora	0.36	3	(1)	-	-	-	(1)
Santander S.A. Corredores de Bolsa	49.00	25,083	2,593	(149)	26	(123)	2,470
Santander Asset Management S.A. Administradora General de Fondos	0.02	13	5	-	-	-	5
Santander Corredora de Seguros Limitada (ex Santander Leasing S.A.)	0.24	133	6	-	-	-	6
Subtotals		25,708	2,616	(120)	21	(99)	2,517

Special Purpose Entities:
Bansa Santander S.A.	100.00	1,631	(748)	-	-	-	(748)
Santander Gestión de Recaudación y Cobranza Limitada.	100.00	856	(2,511)	-	-	-	(2,511)
Multinegocios S.A.	100.00	130	34	-	-	-	34
Servicios de Administración y Financieros Limitada	100.00	566	230	-	-	-	230
Servicios de Cobranzas Fiscalex Limitada	100.00	107	54	-	-	-	54
Multiservicios de Negocios Limitada	100.00	601	226	-	-	-	226
Subtotals		3,891	(2,715)	-	-	-	(2,715)

Totals		29,599	(99)	(120)	21	(99)	(198)

The non-controlling interest in equity and the affiliates’ income as of September 30, 2010 is summarized as follows:

			Other comprehensive income
For the quarter ended as of September 30, 2011	Non controlling share	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$

Affiliates
Santander Agente de Valores Limitada (ex-Santander S.A. Agente de Valores)	0.97	20	4	(1)	3	23
Santander S.A. Sociedad Securitizadora	0.36	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	832	32	(6)	26	858
Santander Asset Management S.A. Administradora General de Fondos	0.02	2	-	-	-	2
Santander Corredora de Seguros Limitada (ex Santander Leasing S.A.)	0.24	2	-	-	-	2
Subtotals		856	36	(7)	29	885

Special Purpose Entities:
Bansa Santander S.A.	100.00	(20)	-	-	-	(20)
Santander Gestión de Recaudación y Cobranza Limitada	100.00	76	-	-	-	76
Multinegocios S.A.	100.00	9	-	-	-	9
Servicios de Administración y Financieros Limitada	100.00	125	-	-	-	125
Servicios de Cobranzas Fiscalex Limitada	100.00	6	-	-	-	6
Multiservicios de Negocios Limitada	100.00	70	-	-	-	70
Subtotals		266	-	-	-	266

Totals		1,122	36	(7)	29	1,151

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 23 - NON–CONTROLLING INTERESTS continued:

			Other comprehensive income
For the quarter ended as of September 30, 2010	Non-controlling share	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$

Affiliates
Santander Agente de Valores Limitada (ex-Santander S.A. Agente de Valores)	0.97	12	(75)	13	(62)	(50)
Santander S.A. Sociedad Securitizadora	0.36	(1)	-	-	-	(1)
Santander Investment S.A. Corredores de Bolsa	49.00	1,114	(264)	46	(218)	896
Santander Asset Management S.A. Administradora General de Fondos	0.02	2	-	-	-	2
Santander Corredora de Seguros Limitada (ex Santander Leasing S.A.)	0.24	1	-	-	-	1
Subtotals		1,128	(339)	59	(280)	848

Special Purpose Entities:
Bansa Santander S.A.	100.00	(289)	-	-	-	(289)
Santander Gestión de Recaudación y Cobranza Limitada	100.00	364	-	-	-	364
Multinegocios S.A.	100.00	24	-	-	-	24
Servicios Administración y Financieros Limitada	100.00	85	-	-	-	85
Servicios de Cobranzas Fiscalex Limitada	100.00	29	-	-	-	29
Multiservicios de Negocios Limitada	100.00	77	-	-	-	77
Subtotals		290	-	-	-	290

Totals		1,418	(339)	59	(280)	1,138

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 24 -INTEREST INCOME AND EXPENSE:

This item refers to interest earned in the period by all the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the reclassifications of products as a consequence of hedge accounting.

a)	The composition of income from interest and adjustments, not including income from hedge accounting, for all periods presented is as follows:

	For the quarter ended on September 30,
	2011				2010
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Repurchase agreements	840	(2)	-	838	509	(115)	-	394
Interbank loans	433	-	-	433	266	-	-	266
Commercial loans	155,239	18,497	1,024	174,760	118,433	17,724	420	136,577
Mortgage loans	52,890	27,271	2,675	82,836	47,917	27,822	880	76,619
Consumer loans	138,214	500	777	139,491	121,714	433	787	122,934
Investment instruments	28,761	1,272	-	30,033	11,503	3,067	-	14,570
Other interest income	(915)	513	-	(402)	1,376	565	-	1,941

Interest income	375,462	48,051	4,476	427,989	301,718	49,496	2,087	353,301

	For the 9-month period ended on September 30,
	2011				2010
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Repurchase agreements	3,364	(6)	-	3,358	832	125	-	957
Interbank loans	2,265	-	-	2,265	340	-	-	340
Commercial loans	435,438	79,121	3,283	517,842	345,969	50,157	1,894	398,020
Mortgage loans	150,344	120,054	7,717	278,115	141,549	77,980	2,901	222,430
Consumer loans	398,396	2,052	2,216	402,664	354,103	1,137	2,121	357,361
Investment instruments	62,062	6,820	-	68,882	33,947	10,798	-	44,745
Other interest income	11,076	1,846	-	12,922	2,693	889	-	3,582

Interest income	1,062,945	209,887	13,216	1,286,048	879,433	141,086	6,916	1,027,435

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 24 -INTEREST INCOME AND EXPENSE, continued:

b)	As indicated in Note 1 i), suspended interests are recorded in suspense accounts (off-balance-sheet accounts) until they are effectively received.

The detail of income from suspended interest for all periods is presented as follows:

	As of September 30,
	2011				2010
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Off balance sheet	MCh$	MCh$ (*)	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	25,592	6,256	-	31,848	24,677	5,292	-	29,969
Mortgage loans	4,048	5,906	-	9,954	4,322	4,251	-	8,573
Consumer loans	18,581	1,043	-	19,624	31,604	770	-	32,374

Totals	48,221	13,205	-	61,426	60,603	10,313	-	70,916

(*)
The adjustments are a result of changes in the Unidades de Fomento (‘UF’).  The UF is an inflation-index Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (‘CPI’) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.  The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

c)	The composition of expense from interest and adjustments, excluding expense from hedge accounting for all periods presented, is as follows:

	For the quarter ended as of September 30,
	2011				2010
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Items	MCh$	MCh$ (*)	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(425)	(88)	-	(513)	(158)	(95)	-	(253)
Repurchase agreements	(1,973)	(35)	-	(2,008)	(672)	(3)	-	(675)
Time deposits and liabilities	(100,482)	(12,924)	-	(113,406)	(42,655)	(13,504)	-	(56,159)
Interbank borrowings	(6,268)	(6)	-	(6,274)	(7,738)	(9)	-	(7,747)
Issued debt instruments	(43,670)	(13,811)	-	(57,481)	(32,530)	(15,398)	-	(47,928)
Other financial liabilities	(1,261)	(214)	-	(1,475)	(1,243)	(260)	-	(1,503)
Other interest expense	(597)	(1,031)	-	(1,628)	(330)	(1,631)	-	(1,961)

Interest expense	(154,676)	(28,109)	-	(182,785)	(85,326)	(30,900)	-	(116,226)

(*)
The adjustments are a result of changes in the Unidades de Fomento (‘UF’).  The UF is an inflation-index Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (‘CPI’) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.  The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 24 -INTEREST INCOME AND EXPENSE, continued:

	For the 9-month period ended on September 30,
	2011				2010
	Interest	Adjustments	Prepaid fees	Total	Interest	Adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(855)	(421)	-	(1,276)	(345)	(295)	-	(640)
Repurchase agreements	(4,678)	(205)	-	(4,883)	(1,294)	(213)	-	(1,507)
Time deposits and liabilities	(249,497)	(59,627)	-	(309,124)	(112,688)	(40,466)	-	(153,154)
Interbank borrowings	(19,379)	(31)	-	(19,410)	(23,078)	(26)	-	(23,104)
Issued debt instruments	(127,148)	(65,263)	-	(192,411)	(92,775)	(41,840)	-	(134,615)
Other financial liabilities	(3,767)	(1,001)	-	(4,768)	(3,674)	(772)	-	(4,446)
Other interest expense	(1,788)	(5,256)	-	(7,044)	(330)	(4,750)	-	(5,080)

Interest expense	(407,112)	(131,804)	-	(538,916)	(234,184)	(88,362)	-	(322,546)

d)	The summary of interest and expenses for the periods presented is as follows:

	For the quarter ended as of September 30,		For the 9-month period ended as of September 30,
	2011	2010	2011	2010
Items	MCh$	MCh$	MCh$	MCh$

Interest income	427,989	353,301	1,286,048	1,027,435
Interest expense	(182,785)	(116,226)	(538,916)	(322,546)

Interest income	245,204	237,075	747,132	704,889

Income from hedge accounting (net)	(13,147)	(1,401)	(38,978)	2,965

Total net interest income	232,057	235,674	708,154	707,854

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 25 – FEES AND COMMISSIONS:

This item includes the amount of fees earned and paid in the period, except for those which are an integral part of the financial instrument’s effective interest rate:

	For the quarter ended as of September 30,		For the 9-month period ended as of September 30,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	2,763	3,685	8,862	12,209
Fees and commissions for guarantees and letters of credit	6,334	5,568	17,849	17,351
Fees and commissions for card services	30,252	27,151	90,974	78,434
Fees and commissions for management of accounts	7,256	6,921	21,361	20,131
Fees and commissions for collections and payments	14,683	15,324	46,387	43,372
Fees and commissions for intermediation and management of securities	2,759	2,797	9,939	7,669
Fees and commissions for investments in mutual funds or others	8,796	10,063	29,928	29,111
Compensation for marketing of securities	7,955	8,683	26,344	22,750
Office banking	2,912	2,386	8,749	6,813
Other fees earned	3,941	2,801	11,148	9,506
Totals	87,651	85,379	271,541	247,346

	For the quarter ended as of September 30,		For the 9-month period ended as of September 30,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(15,868)	(13,633)	(45,725)	(37,212)
Fees and commissions for securities transactions	(290)	(397)	(1,616)	(1,265)
Office banking	(2,491)	(1,826)	(6,866)	(5,469)
Other fees	(3,011)	(3,087)	(7,904)	(9,455)
Totals	(21,660)	(18,943)	(62,111)	(53,401)

The fees earned through transactions with letters of credit are recorded in the line item “Interest income” in the Condensed Consolidated Interim Statement of Income.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 26 - NET INCOME FROM FINANCIAL OPERATIONS:

This item includes the adjustments for changes in financial instruments, except for interest attributable to the application of the effective interest rate method for adjustments to asset values, as well as the income earned in purchases and sales of financial instruments.

As of September 30, 2011 and 2010, the detail of income from financial operations is as follows:

	For the quarter ended as of September 30,		For the 9-month period ended as of September 30,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Net income from financial operations
Trading derivatives	82,383	(45,050)	111,492	27,686
Trading investments	13,029	6,419	31,466	26,596
Sale of loans and accounts receivables from customers
Current portfolio	-	522	-	(59)
Written-off portfolio	2,227	972	5,578	3,926
Available for sale investments	2,407	(8,098)	(1,912)	(6,244)
Other income from financial operations(*)	2,087	167	6,911	41
Totals	102,133	(45,068)	153,535	51,946

(*) On May 26, 2011, the Bank sold VISA shares for an amount of $5,705 million, the carrying amount of this shares was $1. The income arising from this sale was registered under net income from financial operations in Condensed Consolidated Interim Statement of Income.

NOTE 27 – NET FOREIGN EXCHANGE PROFIT (LOSS)

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

As of September 30, 2011 and 2010, the detail of foreign exchange income is as follows:

	For the quarter ended as of September 30,		For the 9-month period ended as of September 30,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Currency exchange differences
Net profit (loss) from currency exchange differences	(312,801)	317,926	(259,037)	156,904
Hedging derivatives	229,253	(249,505)	179,209	(132,343)
Income from adjustable assets in foreign currency	5,412	(2,798)	5,403	(132)
Income from adjustable liabilities in foreign currency	(996)	1,158	(840)	(48)
Totals	(79,132)	66,781	(75,265)	24,381

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 28 - PROVISION FOR LOAN LOSSES:

The 2011 and 2010 activity for provision for loan losses recorded on the income statement is as follows:

For the quarter ended as of September 30, 2011	Interbank loans	Loans and accounts receivable from customers			Contingent loans	Total
		Commercial loans	Mortgage loans	Consumer loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances and charge-offs
- Individual evaluations	(41)	(17,027)	-	-	(312)	(17,380)
- Group evaluations	-	(18,950)	(15,535)	(62,280)	(21,496)	(118,261)
Total allowances and charge-offs	(41)	(35,977)	(15,535)	(62,280)	(21,808)	(135,641)

Allowances released
- Individual evaluations	37	7,519	-	-	1,435	8,991
- Group evaluations	-	2,207	432	2,182	21,192	26,013
Total released allowances	37	9,726	432	2,182	22,627	35,004

Recovery of loans previously charged off	-	1,815	659	3,248	-	5,722

Net charge to income	(4)	(24,436)	(14,444)	(56,850)	819	(94,915)

For the quarter ended as of September 30, 2010	Interbank loans	Loans and accounts receivable from customers			Contingent loans	Total
		Commercial loans	Mortgage loans	Consumer loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances and charge-offs
- Individual evaluations	(34)	(13,266)	-	-	(1,234)	(14,534)
- Group evaluations	-	(16,974)	(4,205)	(61,739)	-	(82,918)
Total allowances and charge-offs	(34)	(30,240)	(4,205)	(61,739)	(1,234)	(97,452)

Allowances released
- Individual evaluations	94	2,158	-	-	-	2,252
- Group evaluations	-	817	362	1,646	1,672	4,497
Total released allowances	94	2,975	362	1,646	1,672	6,749

Recovery of loans previously charged off	-	2,026	301	5,689	-	8,016

Net charge to income	60	(25,239)	(3,542)	(54,404)	438	(82,687)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 28 - PROVISION FOR LOAN LOSSES, continued:

For the 9-month period ended as of September 30, 2011	Interbank loans	Loans and accounts receivable from customers			Contingent loans	Total
		Commercial loans	Mortgage loans	Consumer loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances and charge-offs
- Individual evaluations	(449)	(40,056)	-	-	(1,689)	(42,194)
- Group evaluations	-	(55,262)	(30,667)	(158,272)	(21,651)	(265,852)
Total allowances and charge-offs	(449)	(95,318)	(30,667)	(158,272)	(23,340)	(308,046)

Allowances released
- Individual evaluations	484	12,329	-	-	3,250	16,063
- Group evaluations	-	4,939	4,633	14,047	20,403	44,022
Total released allowances	484	17,268	4,633	14,047	23,653	60,085

Recovery of loans previously charged off	-	5,376	1,213	9,430	-	16,019

Net charge to income	35	(72,674)	(24,821)	(134,795)	313	(231,942)

For the 9-month period ended as of September 30, 2010	Interbank loans	Loans and accounts receivable from customers			Contingent loans	Total
		Commercial loans	Mortgage loans	Consumer loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Allowances and charge-offs
- Individual evaluations	(117)	(42,978)	-	-	(2,558)	(45,653)
- Group evaluations	-	(49,308)	(12,226)	(143,934)	-	(205,468)
Total allowances and charge-offs	(117)	(92,286)	(12,226)	(143,934)	(2,558)	(251,121)

Allowances released
- Individual evaluations	111	8,459	-	-	-	8,570
- Group evaluations	-	4,948	539	2,955	1,728	10,170
Total released allowances	111	13,407	539	2,955	1,728	18,740

Recovery of loans previously charged off	-	5,259	1,229	17,067	-	23,555

Net charge to income	(6)	(73,620)	(10,458)	(123,912)	(830)	(208,826)

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 29 - PERSONNEL SALARIES AND EXPENSES:

a)	Composition of personnel salaries and expenses

	For the quarter ended as of September 30,		For the 9-month period ending as of September 30,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Personnel salaries	48,889	39,935	132,453	116,810
Bonuses or gratifications	15,348	16,332	48,120	46,999
Stock-based benefits	599	585	1,755	1,600
Seniority compensation	2,053	888	7,459	4,521
Pension plans	285	248	1,151	833
Training expenses	803	444	1,709	957
Day care and kindergarten	441	218	1,293	531
Health funds	650	617	1,851	1,820
Welfare fund	114	110	332	336
Other personnel expenses	4,702	3,953	11,257	10,514
Totals	73,884	63,330	207,380	184,921

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 30 - ADMINISTRATIVE EXPENSES:

Intangible assets as of September 30, 2011 and 2010 are as follows:

	For the quarter ended as of September 30,		For the 9-month period ended as of September 30,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

General administrative expenses
Maintenance and repair of property, plant and equipment	3,160	2,780	9,132	8,247
Office lease	5,684	5,896	16,437	13,098
Equipment lease	74	31	135	115
Insurance payments	586	601	1,721	1,193
Office supplies	1,418	1,767	4,684	4,955
Information technology and communication expenses	5,303	4,783	15,813	15,462
Lighting, heating, and other utilities	1,283	1,377	3,581	4,053
Security and valuables transport services	2,841	2,629	8,494	7,623
Representation and personnel travel expenses	1,295	1,133	3,309	2,883
Judicial and notarial expenses	1,658	2,045	4,717	4,064
Fees for technical reports	1,714	965	4,354	3,787
Other general administrative expenses	767	552	1,812	1,409
Subcontracted services
Data processing	6,385	7,537	19,558	23,973
Other	2,295	17	9,450	23
Board expenses	308	245	949	644
Publicity and advertising	3,760	3,364	10,822	11,535
Taxes, payroll taxes, and contributions
Real state contributions	439	394	1,305	1,255
Patents	443	465	1,271	1,317
Contributions to SBIF	1,628	1,402	4,534	4,107
Totals	41,041	37,983	122,078	109,743

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 31 – DEPRECIATION AMORTIZATION AND IMPAIRMENT:

a)	Depreciation and amortization and impairment charges for the periods ended on September 2011 and 2010 are detailed below:

	For the quarter ended as of September 30,		For the 9-month period ended as of September 30,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(5,239)	(5,362)	(15,089)	(16,687)
Amortizations of Intangible assets	(8,115)	(5,932)	(24,549)	(19,540)
Subtotals	(13,354)	(11,294)	(39,638)	(36,227)
Impairment of property, plant, and equipment	(77)	(963)	(109)	(4,665)

Totals	(13,431)	(12,257)	(39,747)	(40,892)

b)	The reconciliation between carrying values and balances as of December 2010, January 1, 2010 and 2011 and the September 30, 2011 balances is as follows:

	Depreciation and amortization
	2011
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Opening balances as of January 1, 2011	(64,376)	(78,329)	(142,705)
Depreciation and amortization charges in the period	(15,089)	(24,549)	(39,638)
Sales and disposals in the period	20,333	-	20,333

Balances as of September 30, 2011	(59,132)	(102,878)	(162,010)

	Depreciation and amortization
	2010
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Opening balances as of January 1, 2010	(42,979)	(51,101)	(94,080)
Depreciation and amortization charges in the period	(16,687)	(19,540)	(36,227)
Sales and disposals in the period	223	-	223

Balances as of December 31, 2010	(59,443)	(70,641)	(130,084)

As of September 30, 2011 the amount of impairment to property, plant, and equipment totals MCh$32 for damages to ATMs.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 32 - OTHER OPERATING INCOME AND EXPENSES:

a)	Other operating expenses are comprised of the following components:

	For the quarter ended as of September 30,		For the 9-month period ended on September 30,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	54	686	(235)	1,247
Subtotals	54	686	(235)	1,247
Income from sale of investments in other companies
Gain on sale of investments in other companies	-	-	-	-
Subtotals	-	-	-	-
Other income
Leases	(568)	(35)	209	308
Gain on sale of property, plant and equipment (*)	21	48	830	13,243
Recovery of provisions for contingencies	-	1	5	7,029
Compensation from insurance companies due to earthquake	199	948	315	3,611
Dividends received from share in other companies	-	-	8	-
Other	(248)	417	32	388
Subtotals	(596)	1,379	1,399	24,579

Totals	(542)	2,065	1,164	25,826

(*) In March 2011, Banco Santander Chile sold 1 branch. At the time of sale, its carrying value was Ch$48 million, its selling price was Ch$164 million, resulting in a Ch$116 million gain

    On April 30 and June 30, 2010 Banco Santander Chile sold 5 branches, resulting in a Ch$6,620 million gain and sold 11 branches in June, resulting in a
    Ch$6,355 million gain.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 32 - OTHER OPERATING INCOMES AND EXPENSES, continued:

b)	Other operating expenses for the periods ended on September 30, 2010 and 2011 are as follows:

	For the quarter ended as of September 30,		For the 9-month period ended as of September 30,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Provisions and expenses for assets received in lieu of payment
Provisions for assets received in lieu of payment	775	1,886	2,153	4,128
Expenses for maintenance of assets received in lieu of payment	703	473	2,138	1,665
Subtotals	1,478	2,359	4,291	5,793

Credit card expenses
Credit card expenses	412	1,036	1,756	2,572
Credit card memberships	1,096	1,005	3,063	2,603
Subtotals	1,508	2,041	4,819	5,175

Customer services	2,411	1,790	6,998	6,528

Other expenses
Operating charge-offs	2,223	1,308	5,525	2,287
Life insurance and general product insurance policies	2,032	1,468	5,154	4,272
Additional tax on expenses paid overseas	710	546	2,736	1,541
Provisions for contingencies (*)	(649)	878	2,644	5,951
Earthquake expenses	-	2,544	-	2,544
Other	479	865	2,373	2,731
Subtotals	4,795	7,609	18,432	19,326

Totals	10,192	13,799	34,540	36,822

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES:

In addition to affiliates and associated entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board and the Managers of Banco Santander Chile and its Affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, provides that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Moreover, Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, managers, or representatives.

Transactions between the Bank and its related parties are specified below. To facilitate comprehension, we have divided the information into four categories:

Santander Group Companies

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank, in accordance with section b) of Note 1 to these Condensed Consolidated Interim Financial Statements, exercises a significant degree of influence and which generally belong to the group of entities known as “business support companies.”

Key personnel

This category includes members of the Bank’s Board and the managers of Banco Santander Chile and its Affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES, continued:

a)	Loans to related parties:

Below are loans and receivables, and contingent loans, corresponding to related entities:

	As of September 30, 2011				As of December 31, 2010
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables
Commercial loans	35,618	682	2,197	73,438	36,966	670	2,478	14,015
Mortgage loans	-	-	15,962	-	-	-	15,157	-
Consumer loans	-	-	1,911	-	-	-	2,182	-
Loans and accounts receivables	35,618	682	20,070	73,438	36,966	670	19,817	14,015

Provision for loan losses	(46)	(1)	(34)	(33)	(112)	(1)	(87)	(14)
Net loans	35,572	681	20,036	73,405	36,854	669	19,730	14,001

Guarantees	25,580	-	18,717	1,054	7,641	-	18,649	1,359

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	1,020	-	-	-	2,964	-	-	-
Guarantees	12,761	-	-	250	12,307	-	-	84
Contingent loans	13,781	-	-	250	15,271	-	-	84

Provisions for contingent loans	(9)	-	-	-	(1)	-	-	-

Net contingent loans	13,772	-	-	250	15,270	-	-	84

The activity of loans to related parties during the periods ended on September 30, 2011 and December, 2010 is shown below:

	As of September 30,				As of December 31,
	2011				2010
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening	52,237	670	19,817	14,099	147,843	914	17,339	108,631
New loans	36,121	23	4,343	61,927	11,954	256	6,901	11,600
Payments	(38,959)	(11)	(4,090)	(2,338)	(107,560)	(500)	(4,423)	(106,132)

Closing	49,399	682	20,070	73,688	52,237	670	19,817	14,099

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES, continued:

b)	Assets and liabilities with related parties

	As of September 30,				As of December 31,
	2011				2010
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	222,497	-	-	-	34,104	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	572,040	-	-	-	541,737	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	28,534	-	-	-	132,152	-	-	-

Liabilities
Deposits and other demand liabilities	5,738	8,779	1,594	9,671	9,905	6,014	1,311	4,128
Investments under repurchase agreements	52,611	-	-	-	47,636	-	-	-
Time deposits and other time liabilities	471,973	90	2,583	56,000	320,622	-	1,657	48,749
Financial derivative contracts	457,725	-	-	-	317,601	-	-	-
Issued debt instruments	13,212	-	-	-	9,392	-	-	-
Other financial liabilities	43,754	-	-	-	153,913	-	-	-
Other liabilities	1,163	-	-	-	2,782	-	-	-

c)	Income (expenses) recorded with related parties

	For the quarter ended as of September 30,				For the quarter ended as of September 30,
	2011				2010
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and adjustments	(7,796)	11	292	(444)	(2,387)	9	287	(86)
Income and expenses from fees and services	19,028	9	28	65	18,556	(26)	11	66
Net income from financial and foreign exchange operations	98,001	-	(5)	(5,957)	151,954	-	(7)	6,477
Other operating revenues and expenses	(1,706)	-	-	-	(1,286)	-	-	-
Key personnel compensation and expenses	-	-	(8,621)	-	-	-	(7,733)	-
Administrative and other expenses	(5,320)	(7,183)	-	-	(3,839)	(4,341)	-	-

Totals	102,207	(7,163)	(8,306)	(6,336)	162,998	(4,358)	(7,442)	6,457

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES, continued:

	For the 9-month period ended as of September 30,				For the 9-month period ended as of September 30,
	2011				2010
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and adjustments	(12,923)	41	953	(2,415)	(7,385)	39	768	459
Income and expenses from fees and services	58,741	30	84	155	50,735	2	69	118
Net income from financial and foreign exchange operations	96,187	-	(19)	(8,658)	98,131	-	(18)	1,479
Other operating revenues and expenses	(4,184)	-	-	-	(3,551)	-	-	-
Key personnel compensation and expenses	-	-	(25,213)	-	-	-	(21,480)	-
Administrative and other expenses	(17,421)	(18,664)	-	-	(14,466)	(14,788)	-	-

Total	120,400	(18,593)	(24,195)	(10,918)	123,464	(14,747)	(20,661)	2,056

(*) Reflects derivative contracts that hedge Group positions in Chile

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES, continued:

d)	Payments to Board members and key management personnel

The compensation received by the key management personnel, including Board members and all the executives holding manager positions, shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statement of Income, correspond to the following categories:

	For the quarter ended as of September 30,		For the 9-month period ended as of September 30,
	2011	2010	2011	2010
	MCh$	MCh$	MCh$	MCh$

Personnel salaries	4,182	3,736	12,005	10,853
Compensation to Board members	274	245	732	644
Bonuses or gratifications	2,608	2,159	8,230	6,647
Compensation in stock	449	390	1,215	1,230
Training expenses	28	18	87	32
Severance provision	634	723	1,314	726
Health funds	70	62	200	179
Other personnel expenses	99	109	286	294
Pension plans	277	291	1,144	875
Total	8,621	7,733	25,213	21,480

e)	Composition of key personnel

As of September 30, 2011 and  2010 the composition of the Bank’s key personnel is as follows:

Positions	No. of executives
	As of September 30,	As of September 30,	As of December 31,
	2011	2010	2010

Directors	12	13	13
Division managers	18	14	18
Department managers	90	80	82
Managers	66	62	68

Total key personnel	186	169	181

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 34 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES:

Fair value is defined as the amount at which a financial instrument (asset or liability) could be exchanged or settled, respectively, on given date between two independent knowledgeable, willing parties in an arm’s length transaction (i.e., not in a forced or liquidation sale).  The most objective and customary reference for the fair value of an asset or liability is the quoted price that would be paid for it on a transparent organized market (“estimated fair value”).

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are inherently subjective and are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Measurement of fair value and hierarchy

IFRS 7 provides a hierarchy of reasonable value which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement.  The three levels of the hierarchy of fair values are the following:

Level 1: In quoted prices on active markets for identical assets and liabilities.

Level 2: Corresponds to inputs other than the quoted prices included in level 1 that are observable for assets or liabilities, either directly or indirectly; and

Level 3: Corresponds to inputs for the asset or the liability which are not based on observable market data.

The hierarchy level within which the fair value measurement is categorized in its entirely is determined based on the lowest level of input that is significant to fair value the measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as significant input (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3).

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

1)	Chilean Government and Department of Treasury bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2). They include:

1)	Mortgage bonds
2)	Private paper
3)	Deposits
4)	Average Chamber Swaps
5)	FX Forward and Inflation
6)	Cross Currency Swaps (CCS)
7)	FX Options.
8)	Interest Rate Swap (IRS) FX

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 34 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified under Level 3:

	Type of financial instrument	Model used in valuation	Description
•	Caps/Floors/Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
•	UF options	Black – Scholes	There is no observable input of implicit volatility.
•	Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX There is no observable input of implicit volatility.
•	CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.
•	Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB,	Other	Valuation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.
•	Bonds (in our case, low liquidity bonds)	Other	Valued by using similar instrument prices plus a charge-off rate by illiquidity.

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis, as of September 30, 2011 and December 31, 2010:

	Fair value measurement
As of September 30, 2011		Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	503,813	478,681	25,132	-
Available for sale investments	2,104,644	1,874,639	229,716	289
Derivatives	2,011,585	-	1,919,920	91,665
Totals	4,620,042	2,353,320	2,174,768	91,954

Liabilities
Derivatives	1,625,274	-	1,623,901	1,373
Totals	1,625,274	-	1,623,901	1,373

	Fair value measurement
As of December 31, 2010		Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	379,670	348,638	31,032	-
Available for sale investments	1,473,980	1,097,487	376,224	269
Derivatives	1,624,378	-	1,520,339	104,039
Totals	3,478,028	1,446,125	1,927,595	104,308

Liabilities
Derivatives	1,643,979	-	1,638,557	5,422
Totals	1,643,979	-	1,638,557	5,422

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 34 - FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of September 30, 2011 and 2010:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2011	104,308	(5,422)

Total realized and unrealized profits (losses):
Included in statement of income	(12,374)	4,049
Included in comprehensive income	20	-
Purchases, issuances, and allocations (net)	-	-

As of September 30, 2011	91,954	(1,373)

Total profits or losses included in income for 2011 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of September 30, 2011	(12,354)	4,049

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2010	212,218	(468,848)

Total realized and unrealized profits (losses):
Included in statement of income	44,616	474,270
Included in comprehensive income
Purchases, issuances, and allocations (net)

As of September 30, 2010	256,834	5,422

Total profits or losses included in income for 2010 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of September 30, 2010	44,616	(9,789)

The realized and unrealized profits (losses) included in income for 2011 and 2010, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Income under the “Net income from financial operations” item.

The potential effect as of September 30, 2011 and 2010 on the valuation of assets and liabilities measured at fair value on a recurrent basis through unobservable significant market data (level 3), generated by changes in the main assumptions if other reasonably possible assumptions that are less or more favorable were used, it is not considered by the Bank to be significant.

BANCO SANTANDER CHILE AND SUBSIDIARIES NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of September 30, 2011 and 2010 and December 31, 2010

NOTE 35 – SUBSEQUENT EVENTS

Between October 1, 2011 and the date on which these Condensed Consolidated Interim Financial Statements were issued (October 24, 2011), no other events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO Accounting Manager	CLAUDIO MELANDRI HINOJOSA Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile
Date:	November 21, 2011	By:	/s/ Juan Pedro Santa María
			Name:	Juan Pedro Santa María
			Title:	General Counsel